UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Table of Contents

Table of Contents

1 – Press Release	3
Highlights	4
Main Information	6
Ratings	8
Net Income vs. Adjusted Net Income	8
Summarized Analysis of Managerial Income	9
Economic Scenario	20
Main Economic Indicators	21
Guidance	22
Statement of Income	23
2 – Economic and Financial Analysis	27

Consolidated Balance Sheet and Managerial Statement of Income	28
Financial Margin – Interest and Non-Interest	29
– Financial Margin – Interest	30
• Loan Financial Margin – Interest	32
• Funding Financial Margin – Interest	48
• Securities/Other Financial Margin – Interest	53
• Insurance Financial Margin – Interest	53
– Financial Margin – Non-Interest	54
Insurance, Private Pension and Savings Bonds	55
– Bradesco Vida e Previdência	59
– Bradesco Saúde – Consolidated	61
– Bradesco Capitalização	62
– Bradesco Auto/RE	64
Fee and Commission Income	66
Administrative and Personnel Expenses	72
– Coverage Ratio	75
Tax Expenses	75
Equity in the Earnings (Losses) of Unconsolidated Companies	76
Other Operating Expenses (Net of Operating Revenues)	76
Operating Result	77
Non-Operating Income	77

3 – Return to Shareholders	79

Sustainability	80
Investor Relations Area – IR	80
Corporate Governance	81
Share Performance	81
Dividends /Interest on Shareholders’ Equity – JCP	84

4 – Additional Information	85

Products and Services Market Share	86
Compulsory Deposits/Liabilities	87
Investments in Infrastructure Information Technology and Telecommunication	88
Market Risk	88

5 – Report of Independent Auditors	91

Independent Auditors’ Report on the Limited Review of Supplementary Accounting Information presented in
the Report on Economic and Financial Analysis	92

6 – Financial Statements, Independent Auditor’s Report and Report of the Fiscal Council	93

Consolidated Financial Statements	94

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business. Such statements are based on management’s current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: “believes,” “anticipates,” “plans,” “expects,” “intends,” “aims,” “evaluates,” “predicts,” “foresees,” “projects,” “guidelines,” “should” and similar expressions are intended to identify forward-looking statements. These statements, however, do not guarantee future performance and involve risks and uncertainties, which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions that, depending on future events, may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers in loan operations, with the consequent increase in the allowance for loan losses; loss of funding capacity; loss of clients or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among other events, adversely affect our margins; competition in the banking sector, financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or rulings; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not rely excessively on these forward-looking statements. These statements are valid only as of the date they were prepared. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or for any other motive.

Few numbers of this Report were submitted to rounding adjustments.
Therefore, amounts indicated as total in certain charts may not correspond to the arithmetic sum of figures preceding them.

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Highlights

The main figures obtained by Bradesco in fiscal year 2009 are presented below:

1. Net Income in 2009 was R$8.012 billion (an increase of 5.1% from R$7.625 billion in 2008), corresponding to earnings per share of R$2.34 and Return on Average Shareholders’ Equity(1) of 21.4% .

2. Net Income was comprised of R$5.289 billion from financial activities, which represented 66% of the total, and R$2.723 billion from insurance, private pension and savings bond operations, which accounted for 34% of the total.

3. Bradesco’s market capitalization stood at R$103.192 billion on December 31, 2009, with the preferred shares gaining 65.5% (2) during 2009.

4. Total Assets stood at R$506.223 billion at year-end 2009, an increase of 11.4% from the ending balance in 2008. Return on average assets was 1.7% in the year, compared with 1.9% in 2008.

5. The Total Loan Portfolio(3) stood at R$228.078 billion in December 2009, up by 6.8% from the ending balance in 2008. Operations with individuals totaled R$82.085 billion (up 11.5%), while operations with companies totaled R$145.993 billion (up 4.3%) .

6. Total Assets under Management stood at R$702.065 billion, an increase of 17.5% from year-end 2008.

7. Shareholders’ Equity was R$41.754 billion in December 2009, increasing by 21.9% from year-end 2008. The Capital Adequacy Ratio (Basel II) stood at 17.8% in December 2009, 14.8% of which under Tier I Capital.

8. In 2009, Interest on Equity and Dividends in the amount of R$4.599 billion were paid and provisioned in fiscal year 2009, of which R$2.718 billion was related to income generated in the period and R$1.881 billion to income from fiscal year 2008.

9. The Efficiency Ratio(4) stood at 41.0% in December 2009 (43.3% in December 2008).

10. Investments in infrastructure, technology and telecommunications amounted to R$3.457 billion, up 29.5% in relation to 2008.

11. Taxes and contributions, including social security, paid or provisioned, calculated based on the main activities of Bradesco Organization in 2009, amounted to R$7.743 billion, equivalent to 96.6% of Net Income. Financial intermediation taxes withheld and paid by the Organization amounted to R$5.802 billion.

12. Banco Bradesco has an extensive distribution network in Brazil, with 6,015 Branches, PAB mini-branches and PAAs (3,454 Branches, 1,190 PABs and 1,371 PAAs). Customers can also make use of the 1,551 PAEs, 30,657 ATMs in the Bradesco Dia&Noite (Day&Night) network, 20,200 Bradesco Expresso service points, 6,067 Banco Postal (Postal Bank) branches, 55 branches of Bradesco Financiamentos and 7,300 ATMs in the Banco24Horas (24HourBank) network.

13. In 2009, employee payroll plus charges and benefits totaled R$6.835 billion. Social benefits provided to the 85,548 employees of the Bradesco Organization(5) and their dependents amounted to R$1.570 billion, while investments in training and development programs totaled R$86.784 million.

(1) Excludes the asset valuation adjustments recorded under Shareholders’ Equity; (2) Adjusted by dividends/interest on equity received/declared; (3) Includes Sureties and Guarantees, advances of credit cards receivables and loan assignments (receivables-backed investment funds and mortgage-backed receivables); (4) Last 12 months; and (5) Considers 476 employees from Banco Ibi.

14. In October 2009, a Special Shareholders’ Meeting was held for the merger of stock in Banco Ibi, transforming it into a wholly owned subsidiary.

15. In December 2009, a merger was made of stock in Bradesco Dental, making it a wholly owned subsidiary of Odontoprev S.A. As a result of the transaction, Bradesco Saúde, the controlling shareholder of Bradesco Dental, now holds a 43.5% interest in Odontoprev S.A. The partnership between the two companies should lead to the capture of scale gains resulting from the combination of the best practices in managing claims and in particular from consolidation of the two sales platforms.

16. In November 2009, Bradesco achieved 100% geographic inclusion in Brazil, with a “Presence” in all of the country’s 5,564 municipalities.

17. In December 2009, the Central Bank of Brazil approved a R$2.0 billion increase in Bradesco’s capital, which went from R$24.5 billion to R$26.5 billion, accompanied by a 10% stock bonus. Since the monthly amount paid per share will be maintained, shareholders will receive a 10% increase in the monthly remuneration.

18. In December 2009, Bradesco inaugurated the world’s first floating bank branch, which was installed on a vessel that travels a route on the Solimões River in the state of Amazonas, and serves a population of 210 thousand.

19. Main Awards and Recognitions received in the fourth quarter of 2009:
• According to a study published by the consulting firm Economática, Bradesco was the most profitable bank in Latin America and the United States (based on ROA in 9M09);
• Bradesco ranks among the exclusive group of the 12 best companies to work for in Brazil (Great Place to Work / O Estado de S. Paulo newspaper);
• Bradesco is the best bank in people management, according to the annual survey As Melhores na Gestão de Pessoas (sponsored by Valor Carreira/Valor Econômico);
• Grupo Bradesco Seguros e Previdência was the leader among Ibero-American insurance companies in terms of total insurance premiums in Latin America, according to the Mapfre Foundation; and
• Bradesco received the 2009 Época Climate Change Award for being a leader in the monitoring and reduction of the environmental impacts caused by its activities (Época magazine).

20. Bradesco’s sustainability actions are divided into three pillars: (i) Sustainable Finances, with a focus on banking inclusion, social and environmental variables for loan approvals and offering social and environmental products; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focused on education, the environment, culture and sports.

The highlight in this area is Fundação Bradesco, which for 53 years has been developing a broad social and educational program that operates 40 schools across Brazil. In 2009, Fundação provided services over 430 thousand times in its various operating segments: School Network, Virtual School, e-learning portal and Digital Inclusion Centers (CIDs). The roughly 50 thousand students enrolled in basic education also receive, at no charge, uniforms, school materials, food and medical and dental care.

21. In January 2010, Bradesco signed a Memorandum of Understanding with the controlling shareholders of Ibi Services S. de R. L. México (Ibi México) and RFS Human Management S. de R. L. for the purpose of acquiring 100% of its capital stock, and in parallel entered into a Partnership Agreement with C&A México S. de R.L. (C&A México) to jointly sell, on an exclusive basis and for a period of 20 years, financial products and services through the stores of the C&A México chain. The transactions are subject to final approval by the respective authorities in Brazil and Mexico.

Main Information

	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08	Variation %

									4Q09 x 3Q09	4Q09 x 4Q08

Statement of Income for the Period - R$ million

Net Income	2,181	1,811	2,297	1,723	1,605	1,910	2,002	2,102	20.4	35.9
Adjusted Net Income	1,839	1,795	1,996	1,956	1,806	1,910	2,002	1,907	2.5	1.8
Financial Margin	7,468	7,587	7,560	7,115	5,924	5,674	5,959	5,586	(1.6)	26.1
Expenses w ith Allow ance for Loan Losses	(2,695)	(2,908)	(4,421)	(2,939)	(1,888)	(1,671)	(1,752)	(1,611)	(7.3)	42.7
Fee and Commission Income	3,125	2,857	2,911	2,723	2,698	2,698	2,657	2,691	9.4	15.8
Administrative and Personnel Expenses	(4,827)	(4,485)	(4,141)	(4,007)	(4,230)	(4,019)	(3,777)	(3,671)	7.6	14.1

Balance Sheet - R$ million

Total Assets	506,223	485,686	482,478	482,141	454,413	422,662	403,232	355,470	4.2	11.4
Securities	146,619	147,724	146,110	130,816	131,598	132,373	118,956	105,167	(0.7)	11.4
Loan Operations (1)	228,078	215,536	212,768	212,993	213,602	195,604	180,123	167,265	5.8	6.8
- Individuals	82,085	75,528	74,288	73,694	73,646	69,792	65,622	61,983	8.7	11.5
- Corporate	145,993	140,008	138,480	139,299	139,956	125,812	114,501	105,282	4.3	4.3
Allowance for Loan Losses (PLL)	(16,313)	(14,953)	(13,871)	(11,424)	(10,263)	(9,136)	(8,652)	(8,104)	9.1	58.9
Total Deposits	171,073	167,987	167,512	169,104	164,493	139,170	122,752	106,710	1.8	4.0
Technical Provisions	75,572	71,401	68,829	66,673	64,587	62,888	62,068	59,722	5.8	17.0
Shareholders' Equity	41,754	38,877	37,277	35,306	34,257	34,168	33,711	32,909	7.4	21.9
Funds Raised and Managed	702,065	674,788	647,574	640,876	597,615	570,320	550,582	505,365	4.0	17.5

Performance Indicators % (except when otherwise stated)

Adjusted Net Income per Share - R$ (2)	2.34	2.26	2.29	2.20	2.25	2.27	2.25	2.19	3.5	4.0
Book Value per Share (Common and Preferred) - R$	12.21	11.53	11.04	10.46	10.15	10.12	9.98	9.75	5.9	20.3
Annualized Return on Average Shareholders' Equity (3) (4)	21.4	21.8	23.7	21.0	23.8	25.4	27.2	28.7	(0.4) p.p	(2.4) p.p
Annualized Return on Average Assets (4)	1.7	1.6	1.7	1.5	1.9	2.0	2.1	2.2	0.1 p.p	(0.2) p.p
Average Rate - (Adjusted Financial Margin / Total Average	8.1	8.3	8.2	7.8	7.0	7.4	8.4	8.4	(0.2) p.p	1.1 p.p
Assets - Repos - Permanent Assets) Annualized
Fixed Assets Ratio - Total Consolidated	18.6	15.4	15.1	14.1	13.5	17.6	16.2	12.1	3.2 p.p	5.1 p.p
Combined Ratio - Insurance (5)	83.4	88.9	85.5	86.2	89.7	84.4	84.9	83.9	(5.5) p.p	(6.3) p.p
Efficiency Ratio (ER) (2)	41.0	41.7	42.0	42.7	43.3	43.0	42.6	42.9	(0.7) p.p	(2.3) p.p
Coverage Ratio (Fees and Commissions/Administrative and	66.5	66.4	67.3	67.2	68.4	70.4	72.7	73.7	0.1 p.p	(1.9) p.p
Personnel Expenses)(2)
Market Capitalization - R$ million (6)	103,192	98,751	81,301	65,154	65,354	88,777	95,608	93,631	4.5	57.9

Loan Portfolio Quality %

PLL / Loan Portfolio	8.5	8.3	7.7	6.3	5.7	5.5	5.6	5.6	0.2 p.p	2.8 p.p
Non-Performing Loans (> 60 days (7) / Loan Portfolio)	5.7	5.9	5.6	5.2	4.4	4.0	4.1	4.1	(0.2) p.p	1.3 p.p
Delinquency Ratio (> 90 days (7) / Loan Portfolio)	4.9	5.0	4.6	4.2	3.4	3.4	3.4	3.4	(0.1) p.p	1.5 p.p
Coverage Ratio (> 90 days (7))	174.6	166.5	169.1	152.4	165.6	163.6	165.9	166.5	8.1 p.p	9.0 p.p
Coverage Ratio (> 60 days (7))	148.6	139.4	137.9	122.3	130.7	135.7	136.6	137.0	9.2 p.p	17.9 p.p

Operating Limits %

Capital Adequacy Ratio - Total Consolidated (8)	17.8	17.7	17.0	16.0	16.1	15.6	12.9	13.9	0.1 p.p	1.7 p.p
- Tier I	14.8	14.3	14.3	13.2	12.9	12.5	10.1	10.5	0.5 p.p	1.9 p.p
- Tier II	3.1	3.5	2.8	2.9	3.3	3.3	2.9	3.6	(0.4) p.p	(0.2) p.p
- Deductions	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.2)	(0.1)	(0.2)	-	-

									Variation %

	Dec09	Sep09	Jun09	Mar09	Dec08	Sep08	Jun08	Mar08	Dec09 x	Dec09 x
									Sep09	Dec08

Structural Information - Units

Service points	44,632	42,627	41,067	39,427	38,183	36,140	34,709	32,758	4.7	16.9
- Branches	3,454	3,419	3,406	3,375	3,359	3,235	3,193	3,169	1.0	2.8
- Advanced Service Branch (PAAs) (9)	1,371	1,338	1,260	1,183	1,032	902	584	135	2.5	32.8
- Mini-Branches (PABs) (9)	1,190	1,194	1,192	1,184	1,183	1,185	1,181	1,175	(0.3)	0.6
- Eletronic Service Branch (PAEs) (9)	1,551	1,539	1,528	1,512	1,523	1,561	1,545	1,515	0.8	1.8
- External ATM Netw ork Terminals	3,577	3,569	3,516	3,389	3,296	3,074	2,904	2,877	0.2	8.5
- 24-Hour Bank Netw ork Assisted Terminals	6,486	5,980	5,558	5,068	4,732	4,378	4,153	3,763	8.5	37.1
- Banco Postal (Postal Bank)	6,067	6,038	6,011	5,959	5,946	5,924	5,882	5,851	0.5	2.0
- Bradesco Expresso (Correspondent Banks)	20,200	18,722	17,699	16,710	16,061	14,562	13,413	12,381	7.9	25.8
- Bradesco Financiamentos (Branches)	55	64	64	152	156	216	268	357	(14.1)	(64.7)
- Bradesco Promotora de Vendas (Correspondent Banks)	670	753	822	884	883	1,078	1,561	1,510	(11.0)	(24.1)
- Credicerto Promotora de Vendas (Branches)	-	-	-	-	-	13	13	13	-	-
- Branches/Subsidiaries Abroad	11	11	11	11	12	12	12	12	-	(8.3)
ATMs	37,957	37,178	36,430	35,443	34,524	32,942	31,993	30,956	2.1	9.9
- Proprietary	30,657	30,414	30,191	29,764	29,218	28,092	27,362	26,735	0.8	4.9
- 24-Hour Bank	7,300	6,764	6,239	5,679	5,306	4,850	4,631	4,221	7.9	37.6
Credit and Debit Card(10) - in millions	132.9	88.4	86.3	85.2	83.2	81.6	79.3	74.3	50.3	59.7
Internet Banking - users in millions	11.0	10.7	10.4	10.1	9.8	9.5	9.2	8.8	2.8	12.2
Employees (11)	85,548	85,027	85,871	86,650	86,622	85,577	84,224	83,124	0.6	(1.2)
Employees and Interns	9,589	9,606	9,439	9,292	9,077	8,971	8,704	8,574	(0.2)	5.6
Foundations' Employees (12)	3,654	3,696	3,645	3,674	3,575	3,622	3,607	3,577	(1.1)	2.2

Clients - million

Checking Accounts	20.9	20.7	20.4	20.2	20.1	20.0	19.8	19.1	1.0	4.0
Savings Accounts (13)	37.7	35.1	33.9	34.2	35.8	33.8	32.5	32.2	7.4	5.3
Insurance Group (14)	30.8	30.3	29.1	28.6	27.5	26.8	25.8	25.0	1.7	12.0
- Policyholders	26.3	25.8	24.6	24.1	23.0	22.4	21.5	20.8	1.9	14.3
- Pension Plan Participants	2.0	2.0	2.0	2.0	2.0	1.9	1.9	1.9	-	-
- Savings Bonds Clients	2.5	2.5	2.5	2.5	2.5	2.5	2.4	2.3	-	-
Bradesco Financiamentos	4.0	4.1	4.0	4.2	4.9	4.9	5.0	5.3	(2.4)	(18.4)

(1) Includes sureties and guarantees, advances of credit card receivables and credit assignments (receivables-backed investment funds and mortgage-backed receivables);
(2) Last 12 months;
(3) Excludes the asset valuation adjustments recorded under Shareholders’ Equity;
(4) Accrued Net Income in period;
(5) Excluding additional provisions;
(6) Number of shares (less treasury stock) multiplied by the closing price of the common and preferred shares on the period’s last trading day;
(7) Credits overdue;
(8) (i) As of 3Q08, calculated in accordance with the new Basel II Accord. (ii) Excluding the additional provision that currently comprises the Reference Assets of Tier I Capital, due to CMN Resolution 3,825/2009 revoking its use as of April 2010, Bradesco’s consolidated capital adequacy ratio in December 2009 would be 16.9%;
(9) PAB: Branch located on the premises of a company and with a Bradesco employees; PAE: ATM located on the premises of a company; PAA: service point located in a municipality without a Bank branch;
(10) Includes Prepaid, Private Label, Pague Fácil and Banco Ibi as of 4Q09;
(11) Considers 476 employees from Banco Ibi;
(12) Comprises Fundação Bradesco, Digestive System and Nutritional Disorder Foundation (Fimaden) and Bradesco Sports Association (ADC Bradesco);
(13) Number of accounts;
(14) Number of policies.

Ratings

Main Ratings

Fitch Ratings

International Scale						Domestic Scale

Individual	Support	Domestic Currency		Foreign Currency		Domestic

B/C	3	Long-Term BBB +	Short-Term F2	Long-Term BBB	Short-Term F2	Long-Term AAA (bra)	Short-Term F1 + (bra)

Moody´s Investors Service

Financial Strength			International Scale			Domestic Scale

B-	Debt Foreign Currency	Deposit Domestic Currency		Deposit Foreign Currency		Domestic Currency

	Long-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term
	Baa2	A1	P - 1	Baa3	P-3	Aaa.br	BR - 1

Standard & Poor's						R&I Inc.	Austin Rating

International Scale - Counterparty Rating				Domestic Scale		International Scale	Corporate Governance	Domestic Scale

Foreign Currency		Domestic Currency		Counterparty Rating		Issuer Rating		Long-Term	Short-Term

Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	BBB -	AA	AAA	A -1
BBB	A - 3	BBB	A - 3	brAAA	brA - 1

Net Income vs. Adjusted Net Income

The main non-recurring events that influenced net income, both in the quarter and in the fiscal year, are presented below in a comparative chart:

	R$ million

	4Q09	3Q09	2009	2008

Net Income	2,181	1,811	8,012	7,620
Non-recurring Events	(342)	(16)	(426)	5
- Partial / Total Sale of Investments(1)	(53)	(410)	(2,460)	(806)
- Additional PLL	-	-	1,477	597
- Full Goodw ill Amortization	-	-	-	53
- Civil Provision - Economic Plans	111	387	915	124
- Law 11,941/09 (REFIS)(2)	(388)	-	(388)	-
- Other (3)	30	-	30	60
- Tax Effects	(42)	7	-	(23)
Adjusted Net Income	1,839	1,795	7,586	7,625
ROAE %	23,7%(*)	21,8%(*)	21.4%	23.8%
ROAE (ADJUSTED) %	19,7%(*)	21,5%(*)	20.3%	23.8%

(* ) Annualized ROAE;
(1) Gross gain of R$53 million from the partial divestment of Cetip in 4Q09; gross gain of R$410 million from the sale of the overallotment shares in Cielo (former Visanet) in 3Q09. In 2009: gross gain (R$2,460 million) from the partial divestment of the investment in Cielo and Cetip. In 2008: result from the partial divestment of Visa Inc. (R$806 million);
(2) Net effect from the payment of taxes under the program for settlement of tax debits through cash and installment payments under Law 11,941/09 (REFIS); and
(3) In 4Q09, R$60 million relative gain from the IPO of Laboratório Fleury obtained through our affiliate Integritas Participações, R$64 million in expenses with impairment testing and R$26 million allowance for investment losses. In 2008: basically the effects from adopting Law 11,638/07.
Note: The 2009 figures are not adjusted for non-recurring events. However, when pertinent, the adjustments are explained in the respective line.

Summarized Analysis of Managerial Income

To provide a better understanding, comparison and analysis of Bradesco’s results, we use the Managerial Statement of Income for the analyses and comments contained in this Report on Economic and Financial Analysis, which is obtained from adjustments made to the Reported Statement of Income, which are detailed at the end of this Press Release.

	R$ million

	Managerial Statement of Income

	12M09	12M08	Variation		4Q09	3Q09	Variation

			YTD				Quarter

			Amount	%			Amount	%

Financial Margin	29.730	23.143	6.587	28,5	7.468	7.587	(119)	(1,6)
- Interest	27.228	22.938	4.290	18,7	7.144	6.891	253	3,7
- Non-Interest	2.502	205	2.297	-	324	696	(372)	(53,4)
PLL	(12.963)	(6.922)	(6.041)	87,3	(2.695)	(2.908)	213	(7,3)
Gross Income from Financial Intermediation	16.767	16.221	546	3,4	4.773	4.679	94	2,0
Income from Insurance, Private Pension Plan,	1.983	2.255	(272)	(12,1)	484	433	51	11,8
Savings Bonds Operations (*)
Fees and Commissions	11.616	10.744	872	8,1	3.125	2.857	268	9,4
Personnel Expenses	(7.967)	(7.390)	(577)	7,8	(2.081)	(2.126)	45	(2,1)
Other Administrative Expenses	(9.493)	(8.307)	(1.186)	14,3	(2.746)	(2.359)	(387)	16,4
Tax Expenses	(2.535)	(2.230)	(305)	13,7	(694)	(639)	(55)	8,6
Equity in the Earnings (Losses) of Unconsolidated
Companies	200	136	64	47,1	142	39	103	264,1
Other Operating Income/Expenses	(2.539)	(1.304)	(1.235)	94,7	(328)	(926)	598	(64,6)
Operating Income	8.032	10.125	(2.093)	(20,7)	2.675	1.958	717	36,6
Non-Operating Income	2.570	263	2.307	-	(9)	473	(482)	(101,9)
Income tax / Social contribution	(2.566)	(2.729)	163	(6,0)	(477)	(614)	137	(22,3)
Minority Interest	(24)	(34)	10	(29,4)	(8)	(6)	(2)	33,3
Net Income	8.012	7.625	387	5,1	2.181	1.811	370	20,4

(*) Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Premiums – Variation in the Technical Provisions of Insurance and Private Pension Plans – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance, Private Pension Plans and Savings Bonds.

Net Income and Profitability

In 4Q09, Net Income was R$2,181 million, an increase of 20.4% or R$370 million on the previous quarter. Net Income in the quarter was mainly impacted by: (i) the R$388 million net effect from the payment of taxes through the program for settlement of tax debits through cash and installment payments under Law 11,941/09 (REFIS); (ii) R$111 million in expenses related to the constitution of a provision for civil liabilities for claims related to impacts from implementation of economic plans; and (iii) gross gain of R$53 million from partial divestment of the investment in Cetip. Meanwhile, Net Income in 3Q09 was impacted by: (i) the gross gain of R$410 million from the sale of the overallotment shares in Cielo; and (ii) R$387 million in expenses related to the constitution of a provision for civil liabilities for claims related to impacts from implementation of economic plans.

In the fiscal year, Net Income came to R$8,012 million, up 5.1% or R$387 million from the previous quarter, despite the negative impacts from the economic contraction in the first half of 2009.

Shareholders’ Equity was R$41,754 million on December 31, 2009, increasing by 21.9% on the previous year. The Capital Adequacy Ratio ended 2009 at 17.8%, 14.8% of which under Tier I Reference Assets.

The main items that contributed to this result are described below. Note that Banco Ibi’s income accounts were consolidated as of November 2009.

Efficiency Ratio

In December 2009, Bradesco’s Efficiency Ratio* stood at 41.0%, representing improvement of 0.7 p.p. from the end of the previous quarter. The decline was basically due to the higher revenue, in particular financial margin and fee and commissions, which were partially offset by the increase in personnel and administrative expenses.

Compared to 2008, the 2.3 p.p. increase was mainly due to the higher revenue from financial margin and fee and commissions, which were offset by the constitution of allowances for contingencies related to economic plans and by higher personnel and administrative expenses.

* Efficiency Ratio (ER) in last 12 months = Personnel Expenses – Employee Profit Sharing (PLR) + Administrative Expenses / Financial Margin + Income from Insurance + Fee and Commission Income + Equity in the Earnings (Losses) of Unconsolidated Companies – Other Operating Expenses + Other Operating Income. If we considered the ratio between total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation) and revenue net of related taxes (not considering Claims Expenses from the Insurance Group), our 4Q09 Efficiency Ratio would be 41.3%

Financial Margin

The decline of R$119 million between the third and fourth quarters of 2009 was due to:

• the R$372 million reduction in non-interest income caused by the lower treasury/securities gains; and

offset by:

• the increase in income from interest-earning operations of R$253 million, due to the higher average business volume.

In the comparison between fiscal years, financial margin improved by R$6,587 million, or 28.5%, driven by the following factors:

• the increase of R$4,290 million in the result of interest-earning operations, basically due to the higher average business volume; and

• the increase in non-interest income of R$2,297 million, basically derived from higher treasury/securities gains.

Total Loan Portfolio

In December 2009, loan operations (considering sureties, guarantees, advances of credit card receivables and assignment of receivables-backed investment funds and mortgage-backed securities) totaled R$228.1 billion. This expansion of 5.8% in the quarter was due to growth of 8.7% in the Individuals portfolio, 7.7% in the SME portfolio and 1.7% in the Large Corporate portfolio.

In the comparison between fiscal years, the portfolio expanded by 6.8%, as a result of the following growth rates: Individuals 11.5%, SMEs 11.2% and Large Corporate -0.6% .

In the Corporate segment, the products registering the strongest growth were: mortgages - corporate plans, operations abroad, BNDES/Finame onlendings and working capital. In the Individuals segment, growth was led by credit cards and payroll-deductible loans.

The above information includes Banco Ibi, since this institution’s asset accounts began to be consolidated into Bradesco as of October 2009. For better comparison between previous periods and excluding the Banco Ibi operations, the portfolio grew by 4.0%, composed of 3.7% growth in the Individuals portfolio and 7.2% growth in the SME portfolio, while in fiscal year 2009, this increase was 4.9% on the previous year, composed of 6.4% growth in the Individuals Portfolio and 10.6% growth in the SME portfolio. In both periods, the Large Corporate portfolio remained stable.

Allowance for Loan Losses (PLL)*

In 4Q09, the balance of expenses with the allowance for loan losses fell by 7.3% from the previous quarter, due to the decrease in the allowance, which occurred despite the 5.8% expansion in the loan portfolio in that quarter. Bear in mind that the increase recorded in the line Allowance for Loan Losses (inventory)/Loan Portfolio was impacted by the effects of the Banco Ibi merger.

In the comparison of fiscal years, the variation is essentially due to the constitutions required to adjust provisioning levels in view of the weak economic performance, especially in the first six months of 2009, as well as the builds in the Allowance for Loan Losses resulting from rating reviews.

Delinquency Ratio > 90 days

The delinquency ratio for credits overdue more than 90 days decreased in 4Q09, benefitted by the improvement in economic indicators resulting from the gradual recovery in economic activity, which fueled growth in loan operations in the quarter. Bradesco ended 4Q09 with a delinquency ratio of 4.9%, indicating an improvement trend.

For better comparison between previous periods and excluding the Banco Ibi operations in 4Q09, the 90-day delinquency ratio was 4.7%, while in the Individuals segment, where the credits from the acquired institution are concentrated, this ratio fell from 7.4% to 7.0% .

Coverage Ratio

The balance of the Allowance for Loan Losses of R$16.3 billion in December 2009 is composed of R$13.3 billion in provisions required by the Central Bank of Brazil and R$3.0 billion in additional provisions.

The graph below presents the coverage ratio of the Allowance for Loan Losses for loans overdue more than 90 days. In December 2009, the ratio stood at 174.6%, representing a comfortable level of provisioning.

Results of the Insurance, Private Pension and Savings Bond Operations

Net Income in 4Q09 was R$828 million (R$607 million in 3Q09), for Return on Average Equity of 37.2% . Net Income in fiscal year 2009 was R$2.723 billion (R$2.648 billion in 2009), for Return on Average Equity of 27.1% .

Continuing to bolster its technical provisions, in the fourth quarter, Bradesco Vida e Previdência concluded the reduction, from 4.3% p.a. to 4% p.a., in the real interest rate used to calculate the provision for insufficient contribution (PIC) and the provision for administrative expenses (PDA). The impacts on Net Income in fiscal year 2009 from the adoption of this methodology was R$507 million.

In 4Q09, revenue grew by 20.3% . Meanwhile, Net Income was 36.4% higher than in the prior quarter due to: (i) the significant improvement in its main performance indicators; (ii) the net effect from the payment of taxes through the program for settlement of tax debits through cash and installment payments under Law 11,941/09 (REFIS); and (iii) equity income in the period, combined with the constitution of a provision for insufficient contribution (PIC) and a provision for administrative expenses (PDA) due to the reduction, from 4.3% p.a. to 4% p.a., in the real interest rate used to calculate these reserves.

Revenue in fiscal year 2009 was R$26.3 billion, an increase of 13.8% on the prior year. Meanwhile, Net Income was 2.8% higher than in 2008, due to: (i) the better financial result, despite the reduction in interest rates; (ii) the net effect from the payment of taxes through the program for settlement of tax debits through cash and installment payments under Law 11,941/09 (REFIS); (iii) the higher equity income; which was partially offset by: (iv) the constitution of the technical provisions described above; and (v) the increase of 6% in the CSLL tax rate.

In November 2009, Net Income at Bradesco’s Insurance Group accounted for 36.5% of net income in Brazil’s entire insurance industry and 49.9% of the net income from insurers associated with banks (Source: Insurance Superintendence – Susep).

Meanwhile, the Insurance Group’s technical provisions represented 31.8% of the insurance industry in November 2009, according to Susep and the National Supplementary Health Agency (ANS).

In terms of solvency, Bradesco’s Insurance Group complies with the Susep rules that took effect on January 1, 2008, and also with international standards (Solvency II). The financial leverage ratio stood at 2.4 times Shareholders’ Equity.

Fee and Commission Income

In 4Q09, Fee and Commission Income was R$3,125 million, representing a significant increase of 9.4% on the previous quarter. This growth was led by the solid performance of income from credit cards, which was impacted by the merger of Banco Ibi and by higher underwriting income.

In the comparison between fiscal years, the increase of 8.1% was fueled by growth in credit card operations and the strong performance of underwriting operations, as well as by the larger business and client base, which expanded some 4.0% over the last 12 months.

Personnel Expenses

In 4Q09, the R$45 million drop versus the previous quarter is composed of variations in the following portions:

• “structural” – R$57 million increase related to the increase in salary levels (6.0% increase under the collective bargaining agreement), higher expenses with labor obligations and the Banco Ibi merger; and

• “non-structural” – R$102 million reduction due to the build in 3Q09 in the provision for employee profit sharing (PLR), which was partially offset by higher expenses with employment contract terminations and the provision for labor claims.

In the comparison of fiscal years, the R$577 million increase is basically explained by:

• the R$505 million in “structural” expenses, which were basically related to higher expenses with share-based compensation and charges; and

• R$72 million in "non-structural expenses”, which was basically due to the build in the provision for employee profit sharing (PLR).

Note: Structural Expenses = Share-based compensation + Social Security Taxes + Benefits + Private Pension.
         Non-Structural Expenses = Employee Profit Sharing (PLR) + Training + Labor Provision + Employment Contract Termination Expenses.

Administrative Expenses

Administrative Expenses grew by 16.4% in relation to 3Q09, mainly due to increases in the following items: (i) advertising and marketing expenses; (ii) third-party services; (iii) communication; and (iv) financial system services, mainly due to seasonality, higher business volume and the Banco Ibi merger in 4Q09.

In the comparison with fiscal year 2008, the 14.3% increase is mainly due to the expansion in the Customer Service Network, the higher business volume and the expansion in the client base.

Tax Expenses

Tax Expenses posted a R$55 million increase on the prior quarter, basically due to the increase in taxable revenue, especially fee and commission income.

In the comparison between fiscal years, the 13.7% or R$305 million increase mainly derived from the higher expenses with PIS/Cofins taxes due to taxable revenue from the higher financial margin and fee and commission income in the period.

Other Operating Income and Expenses

In 4Q09, other operating income net of other operating expenses increased by R$598 million on the previous quarter, primarily due to: (i) the R$388 million gain from the net effect from the payment of taxes through the program for settlement of tax debits through cash and installment payments under Law 11,941/09 (REFIS); (ii) the lower expenses with contingency provisions, especially those related to government economic plans, in the amount of R$111 million in 4Q09, versus R$387 million in 3Q09; which was offset by (iii) the higher operating expenses of R$64 million, which were impacted by the Banco Ibi merger.

In the comparison of fiscal years, the increase in operating expenses net of other operating income of R$1,235 million basically results from the builds in operating provisions, most of which are related to provisions for contingencies involving government economic plans, which were partially offset by the net effect from the payment of taxes through the program for settlement of tax debits through cash and installment payments under Law 11,941/09 (REFIS).

Income Tax and Social Contribution

The R$137 million variation in 4Q09 in relation to the previous quarter was basically impacted by the higher non-taxable income. It is important to point out that in 2009 the rate was 32.9%, compared with 33.1% in 2008.

In the comparison with fiscal year 2008, taxes and contributions contracted by 6.0% .

Tax credits from prior periods, which resulted from the increase in the CSLL tax rate to 15%, are recorded in the consolidated financial statements up to the limit of corresponding consolidated tax liabilities. The balance of unused tax credits is R$813 million. Further details can be found in Note 34 to the Financial Statements.

Unrealized Gains

Unrealized gains totaled R$10,123 million in 4Q09, a decline of R$39 million from the previous quarter. The variation was mainly impacted by: (i) the R$890 million mark-to-market adjustment in the remaining investment in Cielo; which was offset by: (ii) the inclusion of the investments (OdontoPrev, Cetip and Laboratório Fleury, in the amount of R$967 million).

Economic Scenario

Many of the most pessimistic economic analyses formulated in early 2009 did not materialize. Thanks to the adoption of unprecedented anti-cyclical economic policies, the worst of the crisis had already passed by the second quarter, followed by recovery in the global economy. However, in many cases these policies resulted in significant deterioration in fiscal situations and/or in interest rates, which reached near-zero levels. With the economic recovery continuing, though with the rate of recovery varying across economies, in the last quarter of 2009 debate centered on the best time to begin the "exit strategy", in other words, removing the stimulus measures adopted. This debate – which intensified in view of the financing difficulties faced by certain governments such as Greece, and the initial moves to normalize monetary policy in countries such as Australia and Norway – should continue over the next coming months.

Brazil, however, continues to show signs of rapid economic recovery. After a cumulative contraction of 3.8% between 4Q08 and 1Q09, Brazil’s GDP registered quarter-on-quarter growth rates of 1.1% and 1.3% in 2Q09 and 3Q09, respectively. The latest data show that capacity utilization in the manufacturing industry continues to rise and is already above the historical average, while job growth, especially in the formal sector, continues to register strong growth. More than just merely recovering from a weak comparison base, Brazil’s economy has grown at an accelerated pace, though still with no significant inflationary pressures.

With these indicators and the prospects for the favorable scenario remaining in place, we have revised our forecast for Brazil GDP growth in 2010 to 6.0% . If confirmed, this strong growth would be substantially higher than the average annual rate in the last 30 years of 2.7%, and would represent one of the world’s highest economic growth rates. This robust expansion is expected to be driven primarily by the components of domestic demand, which should significantly outpace supply. This imbalance should in turn pose significant challenges for managing economic policy, which must be addressed by the government’s economic team with the seriousness that has characterized recent years. Therefore, we expect monetary policy to normalize, with the Selic basic interest rate rising from the current 8.75% to 11.75% by year-end 2010 and 12.75% by the end of the first quarter of 2011. However, this upward move in rates should not interrupt the expected strong economic expansion, should bring interest rates to below pre-crisis levels and should prevent uncontrolled inflation that could reduce real income levels and generate economic uncertainties.

Main Economic Indicators

Main Indicators (%)	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08

Interbank Deposit Certificate (CDI)	2.12	2.18	2.37	2.89	3.32	3.21	2.74	2.58
Ibovespa Index	11.49	19.53	25.75	8.99	(24.20)	(23.80)	6.64	(4.57)
USD – Commercial Rate	(2.08)	(8.89)	(15.70)	(0.93)	22.08	20.25	(8.99)	(1.25)
General Price Index - Market (IGP-M)	(0.11)	(0.37)	(0.32)	(0.92)	1.23	1.54	4.34	2.38
CPI (IPCA – IBGE)	1.06	0.63	1.32	1.23	1.09	1.07	2.09	1.52
Federal Government Long-Term Interest Rate (TJLP)	1.48	1.48	1.54	1.54	1.54	1.54	1.54	1.54
Reference Interest Rate (TR)	0.05	0.12	0.16	0.37	0.63	0.55	0.28	0.17
Savings Accounts	1.56	1.63	1.67	1.89	2.15	2.06	1.80	1.68
Business Days (number)	63	65	61	61	65	66	62	61

Indicators (Closing Rate)	Dec09	Sep09	Jun09	Mar09	Dec08	Sep08	Jun08	Mar08

USD – Commercial Selling Rate – R$	1.7412	1.7781	1.9516	2.3152	2.3370	1.9143	1.5919	1.7491
Euro – (R$)	2.5073	2.6011	2.7399	3.0783	3.2382	2.6931	2.5063	2.7606
Country Risk (points)	192	234	284	425	428	331	228	284
Selic – Basic Interest Rate (% p. a.)	8.75	8.75	9.25	11.25	13.75	13.75	12.25	11.25

BM&F fixed rate 1 year (% p.a.)	10.46	9.65	9.23	9.79	12.17	14.43	14.45	12.69

Projections through 2012

%	2010	2011	2012

USD - Commercial Rate (year-end) - R$	1,85	1,90	1,95
Extended Consumer Price Index (IPCA)	4,90	4,50	4,50
General Price Index - Market (IGP-M)	5,50	4,50	4,50
Selic (year-end)	11,75	12,75	11,25
Gross Domestic Product (GDP)	6,00	4,00	4,40

Guidance

Bradesco’s Outlook for 2010

This guidance contains forward-looking statements that are subject to risks and uncertainties, since they are based on management’s expectations and assumptions and on the information available to the market as of the present date.

Loan Portfolio	21 to 25%
Individuals	16 to 20%
Corporate	25 to 29%
SMEs	28 to 32%
Large Corporates	22 to 26%

Products
Vehicles	10 to 14%
Cards	9 to 13%
Real Estate Financing (origination)	R$ 6.5 bi
Payroll Deductible Loans	32 to 36%

Financial Margin(1)	14 to 18%

Fees and Commissions	7 to 11%

Operating Expenses (2)	9 to 13%

Insurance Premiuns	10 to 12%

(1) Under the current criterion, guidance for Financial Margin; and
(2) Administrative and Personnel Expenses.

Statement of Income

Analytical Breakdown of Statement of Reported vs. Managerial Income

	R$ million

	4Q09

	Reported Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income

		(1)	(2)	(3)	(4)	(5)	(6)	(7)

Financial Margin	8,098	(116)	119	(155)	(372)	-	-	-	(106)	7,468
PLL	(2,730)	-	-	-	159	(124)	-	-	-	(2,695)
Gross Income from Financial Intermediation	5,368	(116)	119	(155)	(213)	(124)	-	-	(106)	4,773
Income from Insurance, Private Pension Plan, Savings Bonds Operations (*)	484	-	-	-	-	-	-	-	-	484
Fees and Commissions	3,094	-	-	-	-	-	31	-	-	3,125
Personnel Expenses	(2,081)	-	-	-	-	-	-	-	-	(2,081)
Other Administrative Expenses	(2,674)	-	-	-	-	-	-	(72)	-	(2,746)
Tax Expenses	(708)	-	-	-	-	-	-	-	14	(694)
Equity in the Earnings (Losses) of Unconsolidated Companies	142	-	-	-	-	-	-	-	-	142
Other Operating Income/Expenses	(734)	116	(119)	155	213	-	(31)	72	-	(328)
Operating Income	2,891	-	-	-	-	(124)	-	-	(92)	2,675
Non-Operating Income	(133)	-	-	-	-	124	-	-	-	(9)
Income Tax / Social Contribution and Minority Interest	(577)	-	-	-		-	-	-	92	(485)
Net Income	2,181	-	-	-	-	-	-	-	-	2,181

(1) Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;
(2) Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(3) Interest Income/Expenses from the Financial Segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(4) Revenue from Loan Recovery classified under the item “Financial margin”; Expenses with Discounts Granted classified under the item “Other Operating Revenues/Expenses” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified under the item “Expenses with the Allowance for Loan Losses Expenses”;
(5) Losses from the Sale of Foreclosed Assets – BNDU classified under the item “Non-Operating Income”, were reclassified under the item “Expenses with the Allowance for Loan Losses”;
(6) Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Revenues/Expenses” were reclassified under the item “Fee and Commission Income”;
(7) Credit Card Operations Interchange Expenses classified under the item “Other Operating Revenues/Expenses” were reclassified under the item “Other Administrative Expenses”; and
(8) The Partial Result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income.

(*)Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Premiums – Variation in the Technical Provisions of Insurance and Private Pension Plans – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance, Private Pension Plans and Savings Bonds .

R$ million

	3Q09

	Reported Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income

		(1)	(2)	(3)	(4)	(5)	(6)	(7)

Financial Margin	8,464	(133)	40	21	(283)	-	-	-	(522)	7,587
PLL	(2,883)	-	-	-	97	(122)	-	-	-	(2,908)
Gross Income from Financial Intermediation	5,581	(133)	40	21	(186)	(122)	-	-	(522)	4,679
Income from Insurance, Private Pension Plan, Savings Bonds Operations (*)	433	-	-	-	-	-	-	-	-	433
Fees and Commissions	2,820	-	-	-	-		37	-	-	2,857
Personnel Expenses	(2,126)	-	-	-	-	-	-	-	-	(2,126)
Other Administrative Expenses	(2,283)	-	-	-	-	-		(76)	-	(2,359)
Tax Expenses	(704)	-	-	-	-	-	-	-	65	(639)
Equity in the Earnings (Losses) of Unconsolidated Companies	39	-	-	-	-	-	-	-	-	39
Other Operating Income/Expenses	(1,223)	133	(40)	(21)	186		(37)	76	-	(926)
Operating Income	2,537	-	-	-	-	(122)	-	-	(457)	1,958
Non-Operating Income	351	-	-	-	-	122	-	-	-	473
Income Tax / Social Contribution and Minority Interest	(1,077)	-	-	-		-	-	-	457	(620)
Net Income	1,811	-	-	-	-	-	-	-	-	1,811

(1) Commission expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;
(2) Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(3) Interest Income/Expenses from the Financial Segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(4) Revenue from Loan Recovery classified under the item “Financial margin”; Expenses with Discounts Granted classified under the item “Other Operating Revenues/Expenses” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified under the item “Expenses with the Allowance for Loan Losses Expenses”;
(5) Losses from the Sale of Foreclosed Assets – BNDU classified under the item “Non-Operating Income”, were reclassified under the item “Expenses with the Allowance for Loan Losses”;
(6) Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Revenues/Expenses” were reclassified under the item “Fee and Commission Income”;
(7) Credit Card Operations Interchange Expenses classified under the item “Other Operating Revenues/Expenses” were reclassified under the item “Other Administrative Expenses”; and
(8) The Partial Result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income.

(*)Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Premiums – Variation in the Technical Provisions of Insurance and Private Pension Plans – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance, Private Pension Plans and Savings Bonds.

	R$ million

	12M09

	Reported Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income

		(1)	(2)	(3)	(4)	(5)	(6)	(7)

Financial Margin	33,310	(478)	194	(434)	(1,148)	-	-	-	(1,714)	29,730
PLL	(12,937)	-	-	-	423	(449)	-	-	-	(12,963)
Gross Income from Financial Intermediation	20,373	(478)	194	(434)	(725)	(449)	-	-	(1,714)	16,767
Income from Insurance, Private Pension Plan,
Savings Bonds Operations (*)	1,983	-	-	-	-	-	-	-	-	1,983
Fees and Commissions	11,612	-	-	-	-	(123)	127	-	-	11,616
Personnel Expenses	(7,967)	-	-	-	-	-	-	-	-	(7,967)
Other Administrative Expenses	(9,283)	-	-	-	-	123	-	(333)	-	(9,493)
Tax Expenses	(2,732)	-	-	-	-	-	-	-	197	(2,535)
Equity in the Earnings (Losses) of Unconsolidated
Companies	200	-	-	-	-	-	-	-	-	200
Other Operating Income/Expenses	(4,188)	478	(194)	434	725	-	(127)	333	-	(2,539)
Operating Income	9,998	-	-	-	-	(449)	-	-	(1,517)	8,032
Non-Operating Income	2,121	-	-	-	-	449	-	-	-	2,570
Income Tax / Social Contribution and Minority Interest	(4,107)	-	-	-		-	-	-	1,517	(2,590)
Net Income	8,012	-	-	-	-	-	-	-	-	8,012

(1) Commission expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;
(2) Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(3) Interest Income/Expenses from the Financial Segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(4) Revenue from Loan Recovery classified under the item “Financial margin”; Expenses with Discounts Granted classified under the item “Other Operating Revenues/Expenses” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin”;
(5) Losses from the Sale of Foreclosed Assets – BNDU classified under the item “Non-Operating Income”, were reclassified under the item “Expenses with the Allowance for Loan Losses”; and Expenses with Third-Party Services classified under the item “Other Administrative Expenses” were reclassified under the item “Fee and Commission Income”;
(6) Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Revenues/Expenses” were reclassified under the item “Fee and Commission Income”;
(7) Credit Card Operations Interchange Expenses classified under the item “Other Operating Revenues/Expenses” were reclassified under the item “Other Administrative Expenses”; and
(8) The Partial Result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income.

(*) Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Premiums – Variation in the Technical Provisions of Insurance and Private Pension Plans – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance, Private Pension Plans and Savings Bonds.

	R$ million

						12M08

	Reported Statement of Income	Reclassifications							Non-recurring Events (8)	Fiscal Hedge (9)	Managerial Statement of Income

		(1)	(2)	(3)	(4)	(5)	(6)	(7)

Financial Margin	23,657	(873)	192	(674)	(1,151)	-	-	-	(454)	2,446	23,143
PLL	(7,884)	-	-	-	632	(267)	-	-	597	-	(6,922)
Gross Income from Financial Intermediation	15,773	(873)	192	(674)	(519)	(267)	-	-	143	2,446	16,221
Income from Insurance, Private Pension Plan,
Savings Bonds Operations (*)	2,255	-	-	-	-	-	-	-	-	-	2,255
Fees and Commissions	10,862	-	-	-	-	(236)	118	-	-	-	10,744
Personnel Expenses	(7,390)	-	-	-	-	-	-	-	-	-	(7,390)
Other Administrative Expenses	(8,261)	-	-	-	-	236	-	(242)	(40)	-	(8,307)
Tax Expenses	(1,973)	-	-	-	-	-	-	-	-	(257)	(2,230)
Equity in the Earnings (Losses) of Unconsolidated
Companies	136	-	-	-	-	-	-	-	-	-	136
Other Operating Income/Expenses	(3,614)	873	(192)	674	519	-	(118)	242	312	-	(1,304)
Operating Income	7,788	-	-	-	-	(267)	-	-	415	2,189	10,125
Non-Operating Income	383	-	-	-	-	267	-	-	(387)	-	263
Income Tax / Social Contribution and Minority Interest	(551)	-	-	-		-	-	-	(23)	(2,189)	(2,763)
Net Income	7,620	-	-	-	-	-	-	-	5	-	7,625

(1) Commission expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;
(2) Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(3) Interest Income/Expenses from the Financial Segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(4) Revenue from Loan Recovery classified under the item “Financial margin”; Expenses with Discounts Granted classified under the item “Other Operating Revenues/Expenses”; Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” and Losses from the Sale of Foreclosed Assets – BNDU classified under the item “Non-Operating Income” were reclassified under the item “Expenses with the Allowance for Loan Losses Expenses”;
(5) Losses from the Sale of Foreclosed Assets – BNDU classified under the item “Non-Operating Income”, were reclassified under the item “Expenses with the Allowance for Loan Losses”; and Expenses with Third-Party Services classified under the item “Other Administrative Expenses” were reclassified under the item “Fee and Commission Income”;
(6) Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Revenues/Expenses” were reclassified under the item “Fee and Commission Income”;
(7) Credit Card Operations Interchange Expenses classified under the item “Other Operating Revenues/Expenses” were reclassified under the item “Other Administrative Expenses”;
(8) Basically: Partial sale of Visa Internacional (R$352 million), full goodwill amortization (R$53 million) and constitution of provisions for civil liabilities related to government economic plans above the average constitution in previous quarters (R$56 million); and
(9) The Partial Result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income.

(*)Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Premiums – Variation in the Technical Provisions of Insurance and Private Pension Plans – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance, Private Pension Plans and Savings Bonds

Economic and Financial Analysis

2

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Consolidated Balance Sheet and Managerial Statement of Income

Balance Sheet

	R$ million

	Dec09	Sep09	Jun09	Mar09	Dec08	Sep08	Jun08	Mar08

Assets
Current and Long-Term Assets	496,028	477,458	474,301	474,124	446,802	416,161	397,746	350,172
Funds Available	6,947	8,571	9,001	7,533	9,295	7,259	5,134	5,702
Interbank Investments	110,797	97,487	89,636	93,342	74,191	57,351	73,692	48,675
Securities and Derivative Financial Instruments	146,619	147,724	146,110	130,816	131,598	132,373	118,956	105,167
Interbank and Interdepartmental Accounts	18,723	17,718	16,620	15,691	13,804	27,081	26,163	24,615
Loan and Leasing Operations	172,974	163,699	160,174	160,975	160,500	153,335	140,324	131,106
Allow ance for Loan Losses (PLL)	(16,313)	(14,953)	(13,871)	(11,424)	(10,263)	(9,136)	(8,652)	(8,104)
Other Receivables and Assets	56,281	57,212	66,631	77,191	67,677	47,898	42,129	43,011
Permanent Assets	10,195	8,228	8,177	8,017	7,611	6,501	5,486	5,298
Investments	1,261	1,104	1,054	1,095	1,048	823	784	743
Premises and Leased Assets	3,418	3,272	3,300	3,286	3,250	2,309	2,198	2,114
Intangible Assets	5,516	3,852	3,823	3,636	3,313	3,369	2,504	2,441
Total	506,223	485,686	482,478	482,141	454,413	422,662	403,232	355,470
Liabilities
Current and Long-Term Liabilities	463,350	446,152	444,574	446,225	419,561	387,640	369,151	322,213
Deposits	171,073	167,987	167,512	169,104	164,493	139,170	122,752	106,710
Federal Funds Purchased and Securities Sold under
Agreements to Repurchase	113,273	102,604	99,710	91,659	79,977	87,464	98,278	69,540
Funds from Issuance of Securities	7,482	7,111	7,694	9,280	9,011	6,535	5,455	7,222
Interbank and Interdepartmental Accounts	2,950	2,257	1,904	2,287	2,914	2,538	2,458	2,160
Borrow ing and Onlending	27,328	27,025	29,081	30,420	31,947	31,979	24,736	24,013
Derivative Financial Instruments	531	1,669	2,599	2,294	2,042	2,326	1,598	1,624
Provisions for Insurance, Private Pension Plans
and Certificated Savings Plans	75,572	71,401	68,829	66,673	64,587	62,888	62,068	59,722
Other Liabilities	65,141	66,098	67,245	74,508	64,590	54,740	51,806	51,222
Deferred Income	321	297	272	273	274	227	208	190
Minority Interest in Subsidiaries	798	360	355	337	321	627	162	158
Shareholders' Equity	41,754	38,877	37,277	35,306	34,257	34,168	33,711	32,909
Total	506,223	485,686	482,478	482,141	454,413	422,662	403,232	355,470

Statement of Income

							R$ million

	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08

Financial Margin	7,468	7,587	7,560	7,115	5,924	5,674	5,959	5,586
Interest	7,144	6,891	6,771	6,422	5,944	5,815	5,632	5,547
Non-Interest	324	696	789	693	(20)	(141)	327	39
PLL	(2,695)	(2,908)	(4,421)	(2,939)	(1,888)	(1,671)	(1,752)	(1,611)
Gross Income from Financial Intermediation	4,773	4,679	3,139	4,176	4,036	4,003	4,207	3,975
Income from Insurance, Private Pension Plans and Certificated Savings Plans (*)	484	433	529	537	544	629	567	515
Fee and Commission Income	3,125	2,857	2,911	2,723	2,698	2,698	2,657	2,691
Personnel Expenses	(2,081)	(2,126)	(1,908)	(1,852)	(1,932)	(1,889)	(1,775)	(1,794)
Other Administrative Expenses	(2,746)	(2,359)	(2,233)	(2,155)	(2,298)	(2,130)	(2,002)	(1,877)
Tax Expenses	(694)	(639)	(615)	(587)	(498)	(540)	(573)	(619)
Equity in the Income from Affiliates	142	39	13	6	47	23	33	32
Other Operating Revenues and Expenses	(328)	(926)	(697)	(588)	(259)	(223)	(417)	(404)
- Other Operating Revenues	641	209	311	198	212	318	124	138
- Other Operating Expenses	(969)	(1,135)	(1,008)	(786)	(471)	(541)	(541)	(542)
Operating Income	2,675	1,958	1,139	2,260	2,338	2,571	2,697	2,519
Non-Operating Income	(9)	473	2,034	72	96	45	58	64
Income Tax and Social Contribution	(477)	(614)	(872)	(603)	(611)	(696)	(750)	(672)
Minority Interest	(8)	(6)	(4)	(6)	(17)	(10)	(3)	(4)
Net Income	2,181	1,811	2,297	1,723	1,806	1,910	2,002	1,907

(*) Results from Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension Plan and Savings Bond Premiums – Variation in the Technical Provisions of Insurance and Private Pension Plans – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance, Private Pension Plan and Savings Bonds.

Financial Margin – Interest and Non-Interest

Financial Margin Breakdown

Average Financial Margin Rate

	R$ million

	Financial Margin

	12M09	12M08	4Q09	3Q09	Variation

					YTD	Quarter

Interest - due to volume					4,233	308
Interest - due to spread					57	(55)
- Financial Margin - Interest	27,228	22,938	7,144	6,891	4,290	253
- Financial Margin - Non-Interest	2,502	205	324	696	2,297	(372)
Financial Margin	29,730	23,143	7,468	7,587	6,587	(119)
Average Margin Rate (*)	7.9%	7.5%	8.1%	8.3%

(*) Average Margin Rate = (Financial Margin / Average Assets – Purchase and Sale Commitments – Permanent Assets) Annualized

Financial margin was R$29,730 million in 2009, 28.5% or R$6,587 million higher than in 2008. Note that a major portion of this increase comes from “interest” financial margin, which was positively impacted by the higher average volume of transactions, which contributed R$4,233 million, and by the higher average spread in the period, which contributed R$57 million.

In relation to 4Q09, financial margin contracted by 1.6% or R$119 million. This reduction reflects the R$372 million decline in “non-interest” financial margin, which was impacted by lower gains from “Securities/Other”.

Financial Margin – Interest

Interest Financial Margin - Breakdown

	R$ million

	Interest Financial Margin Breakdown

	12M09	12M08	4Q09	3Q09	Variation

					YTD	Quarter

Loans	20,078	16,136	5,373	5,150	3,942	223
Funding	2,596	2,748	603	611	(152)	(8)
Insurance	2,453	2,289	697	571	164	126
Securities/Other	2,101	1,765	471	559	336	(88)
Financial Margin	27,228	22,938	7,144	6,891	4,290	253

Bradesco ended 2009 with strong growth in interest financial margin, due to its policy of transparency and adjusting its products to the potential demand from consumers.

In the comparison between fiscal year 2009 and 2008, interest financial margin grew by 18.7% or R$4,290 million. This growth was led by the “loans” line, which increased by R$3,942 million, details of which can be found in the item Loan Financial Margin – Interest.

In 4Q09, interest financial margin was R$7,144 million, compared with R$6,891 million in 3Q09, representing growth of R$253 million or 3.7% . The lines that most contributed to this growth were “Loans” and “Insurance”, the effects of which were offset by the decrease in the lines “Funding” and “Securities/Other”. In the line “loans”, the increase in average business volume had a positive impact of R$234 million, while lower spreads contributed negatively with R$11 million.

Interest Financial Margin Rates

The annualized rate of interest financial margin in relation to total average assets was 7.8% in 4Q09, an increase of 0.2 p.p. from the previous quarter. In relation to 4Q08, the positive variation reflects the better funding conditions, with lower funding costs and a higher average volume of operations with individuals.

Interest Financial Margin – Annualized Average Rates

	R$ million (except percentages)

	12M09			12M08

	Interest	Average Balance	Average Rate	Interest	Average (1)Balance	Average Rate

Loans	20,078	180,754	11.11%	16,136	153,602	10.51%
Funding	2,596	210,669	1.23%	2,748	165,558	1.66%
Insurance	2,453	69,618	3.52%	2,289	61,711	3.71%
Securities/Other	2,101	101,007	2.08%	1,765	82,612	2.14%
Financial Margin	27,228	-	-	22,938	-	-

	4Q09			3Q09

	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate

Loans	5,373	187,247	11.98%	5,150	179,089	12.01%
Funding	603	216,792	1.12%	611	209,707	1.17%
Insurance	697	73,767	3.83%	571	70,535	3.28%
Securities/Other	471	107,364	1.77%	559	101,965	2.21%
Financial Margin	7,144	-	-	6,891	-	-

(1) To improve comparability, we included card operations (cash and credit purchase from merchants) from prior periods.

Loan Financial Margin – Breakdown

	R$ million

	Financial Margin - Loan

	12M09	12M08	4Q09	3Q09	Variation

					YTD	Quarter

Interest - due to volume					3,016	234
Interest - due to spread					926	(11)
Financial Margin - Interest	20,078	16,136	5,373	5,150	3,942	223
Revenues	35,499	34,490	8,888	8,543	1,009	345
Expenses	(15,421)	(18,354)	(3,515)	(3,393)	2,933	(122)

In 2009, interest financial margin from loan operations was R$20,078 million, compared with R$16,136 million in 2008, for growth of 24.4% or R$3,942 million. This variation was positively impacted by R$3,016 million from the higher average business volume, especially in the portfolios personal loans, real estate financing (Individuals and Corporate), credit cards (Individuals and Corporate) - which were boosted by the Banco Ibi merger, operations abroad, BNDES onlending and rural loans, in addition to improved margins.

In relation to 4Q09, interest financial margin from loan operations grew by 4.3% or R$223 million, driven by the higher average business volume, whose positive impact of R$$234 million was partially offset by the R$11 million reduction in the average spread.  Growth in this comparison period was led by the same portfolios that spurred growth in the comparison between fiscal years.

The increase in the individuals segment was due to Bradesco’s efforts to consolidate its prominent position in the market and to expand its relationship possibilities with clients. In the Corporate segment, growth was led by the SME segment.

Loan Financial Margin – Net Margin

Obs.: Excludes additional allowance for loan losses (PLL): 2Q09 - R$1,303 million, 1Q09 - R$177 million and 4Q08 - R$597 million.

The above graph presents a summary of loan activity. The gross margin line refers to interest income from loans, net of opportunity cost (basically the accrued Interbank Deposit Certificate – CDI over rate in the period).

The curve for PLL shows delinquency costs, which are represented by the allowance for loan losses (PLL) expenses plus discounts granted in negotiations and net of loan recoveries, the result from the sale of foreclosed assets and other items.

The Net Margin curve presents the result of loan interest income, net of losses, which in 4Q09 recorded growth on the previous quarter of 19.4%, which was due to the lower delinquency costs and the higher average volume of operations.

Total Loan Portfolio

Loan operations (including sureties, guarantees, advances of credit card receivables and assignments of receivables-backed investment funds and mortgage-backed receivables) ended 2009 at R$228.1 billion, for an increase of 6.8% in the last 12 months and 5.8% on a quarter earlier.

The above figures include Banco Ibi, since its operations were consolidated at Bradesco as of October 2009. For better comparison between previous periods and excluding Banco Ibi operations in the fourth quarter, this portfolio ended the year at R$224.1 billion, for growth of 4.9% in the last 12 months and 4.0% on a quarter earlier.

Loan Portfolio Breakdown by Product and Type of Client (Individuals and Corporate)

A breakdown of loan products for individuals is presented below:

Individuals	R$ million			Variation %

	Dec09	Sep09	Dec08	Quarter	12M

Vehicles - CDC	18,711	18,445	20,496	1.4	(8.7)
Leasing	12,323	12,956	11,516	(4.9)	7.0
Credit Card (1)	14,564	9,735	9,470	49.6	53.8
Personal Loan	8,903	8,508	7,774	4.6	14.5
Payroll Deductible Loan (2)	9,450	8,160	6,839	15.8	38.2
Rural Loan	4,866	4,696	4,125	3.6	18.0
BNDES Onlending	2,879	2,764	2,898	4.2	(0.7)
Real Estate Financing (3)	3,031	2,853	2,561	6.2	18.3
Overdraft Facilities	2,267	2,328	2,162	(2.6)	4.8
Sureties and Guarantees	412	545	448	(24.5)	(8.0)
Other (4)	4,680	4,538	5,357	3.1	(12.6)
Total	82,085	75,528	73,646	8.7	11.5

(1) December 2009 includes R$3.3 billion from the merger of Banco Ibi;
(2) includes loan assignments (receivables-backed investment funds) of R$351 million in December 2009, R$324 million in September 2009 and R$447 million in December 2008, including R$348 million from the merger of Banco Ibi;
(3) Includes loan assignments (mortgage-backed receivables) of R$378 million in December 2009, R$403 million in September 2009 and R$77 million in December 2008; and
(4) Includes loan assignments (receivables-backed investment funds) related to acquisitions of goods of R$24 million in December 2009, R$28 million in September 2009 and R$49 million in December 2008.

In the individuals segment, which recorded growth of 11.5% in the last 12 months, growth was led by operations with credit cards, payroll-deductible loans, real estate financing and rural loans. In 4Q09, this segment grew by 8.7% on the previous quarter, mainly due to credit card operations, which benefited from the addition of the Banco Ibi portfolio in the period, and to payroll-deductible loans. For better comparison between previous periods and excluding the operations of Banco Ibi, the Individuals segment would have posted growth of 6.4% in the year and 3.7% in the quarter.

Loan Financial Margin - Interest

A breakdown of growth in loan products in the Corporate segment is presented below:

Corporate	R$ million			Variation %

	Dec09	Sep09	Dec08	Quarter	12M

Working Capital	27,676	26,518	25,869	4.4	7.0
Export Financing	8,750	10,687	13,721	(18.1)	(36.2)
BNDES/Finame Onlending	15,361	15,079	13,344	1.9	15.1
Operations Abroad	13,128	10,656	11,137	23.2	17.9
Overdraft Account	8,369	8,619	9,155	(2.9)	(8.6)
Leasing	8,896	9,033	8,979	(1.5)	(0.9)
Credit Card	7,314	6,666	6,473	9.7	13.0
Rural Loan	4,122	4,019	3,593	2.6	14.7
Vehicles - CDC	2,949	2,950	3,296	-	(10.5)
Real Estate Financing - Corporate Plans(1)	4,745	4,404	3,180	7.7	49.2
Securities and Guarantees (2)	34,256	31,860	31,347	7.5	9.3
Other	10,427	9,517	9,862	9.6	5.7
Total	145,993	140,008	139,956	4.3	4.3

(1) Includes loan assignments (mortgage-backed receivables) of R$393 million in December 2009, R$396 million in September 2009 and R$238 million in December 2008; and
(2) 90.4% of surety and guarantees from Corporate clients are carried out with large corporations.

The corporate segment grew by 4.3% both in the last 12 months and in 4Q09. In 2009, the main highlights were real estate financing products – corporate plans, operations abroad, BNDES/Finame onlending and working capital. In the last quarter of 2009, growth was driven primarily by operations abroad, credit cards, real estate financing - corporate plans and sureties and guarantees.

Loan Portfolio – Consumer Financing

The graph below shows the types of credit related to “Consumer Financing” to individuals (CDC/vehicle leasing, personal loans, financing of goods, revolving credit cards and cash and installment purchases from merchants).

Consumer financing amounted to R$65.3 billion, for growth of 10.3% in the quarter and of 13.1% in the last 12 months. Growth was led by the segments vehicle financing (CDC/Leasing) and payroll-deductible loans, which combined amounted to R$40.5 billion, accounting for 62.0% of the total consumer financing balance and, given the guarantees and characteristics, providing the portfolio with an adequate level of credit risk. Excluding the loan assignments (receivables-backed investment funds) in the periods assessed, growth in consumer financing would be 10.4% in the quarter and 13.5% in the last 12 months. For better comparison between previous periods and excluding the balance from the Banco Ibi operations (credit card and personal loans), consumer financing operations would have totaled R$61.6 billion at the end of 2009, representing increases of 4.1% in the quarter and 6.8% in the year.

Breakdown of Vehicle Portfolio

	R$ million			Variation %

	Dec09	Sep09	Dec08	Quarter	12M

CDC Portfolio	21,660	21,395	23,792	1.2	(9.0)
Individuals	18,711	18,445	20,496	1.4	(8.7)
Corporate	2,949	2,950	3,296	-	(10.5)
Leasing Portfolio	18,522	19,282	17,614	(3.9)	5.2
Individuals	12,323	12,956	11,516	(4.9)	7.0
Corporate	6,199	6,326	6,098	(2.0)	1.7
Finame Portfolio	3,984	4,164	4,044	(4.3)	(1.5)
Individuals	117	104	68	12.5	72.1
Corporate	3,867	4,060	3,976	(4.8)	(2.7)
Total	44,166	44,841	45,450	(1.5)	(2.8)
Individuals	31,151	31,505	32,080	(1.1)	(2.9)
Corporate	13,015	13,336	13,370	(2.4)	(2.7)

Vehicle financing operations totaled R$44.1 billion at the end of December 2009, for increases of 2.8% year-on-year and 1.5% in relation to the previous quarter. Of the total Vehicle Portfolio, nearly 49.0% refers to CDC, 42.0% to Leasing and 9.0% to Finame. Individuals represented 70.5% of the portfolio, and Corporate Clients the remaining 29.5% .

Loan Portfolio - By Type

The table below presents all operations with credit risk (including sureties and guarantees, advances on credit card receivables, loan assignments, and other operations with some type of credit risk), which increased by 4.2% in the quarter and 5.8% in the last 12 months. For better comparison between previous periods and excluding the operations with Banco Ibi, operations subject to credit risk increased by 2.5% in the quarter and 4.1% in the year.

	R$ million

	Dec09	Sep09	Dec08

Loans and Discounted Securities	86,808	78,978	77,541
Financings	52,730	50,891	51,702
Rural and Agribusiness Financings	11,968	11,620	10,720
Leasing Operations	21,468	22,210	20,538
Advances on Exchange Contracts	5,603	7,635	9,846
Other Loans	12,412	9,635	9,609
Total Loan Operations (1)	190,989	180,969	179,955
Sureties and Guarantees Provided (Clearing Accounts) (2)	34,668	32,404	31,795
Other (3)	1,277	1,011	1,042
Total Exposures - Loan Operations	226,934	214,384	212,792
Loan Assignments (FIDC / CRI)	1,144	1,152	810
Total (4)	228,078	215,536	213,602
Other Operations w ith Credit Risk (5)	19,646	22,289	20,510
Total Operations with Credit Risk	247,724	237,825	234,112

(1) Concept determined by the Central Bank of Brazil;
(2) Operations in which Banco Bradesco S/A – Grand Cayman branch was the beneficiary were eliminated, and for comparison purposes the previous periods were adjusted;
(3) Refers to advances of credit card receivables;
(4) Total concept; and
(5) Includes operations involving interbank deposit certificates, debentures, commercial paper, international treasury, swaps, forward currency contracts and investments in receivables-backed investment funds and mortgage-backed receivables.

Portfolio Concentration – by Sector*

The table below presents the distribution of the portfolio by sector of economic activity, which presented a slight increase in the share of Individuals, mainly due to the acquisition of Banco Ibi, where clients were mostly individuals.

Activity Sector	R$ million

	Dec09%		Sep09%		Dec08%

Public Sector	1,621	0.8	1,162	0.6	941	0.5
Private Sector	189,368	99.2	179,807	99.4	179,014	99.5
Corporate	108,447	56.8	105,579	58.3	106,411	59.1
Industry	40,553	21.2	40,521	22.4	44,260	24.6
Commerce	26,106	13.7	24,884	13.8	23,547	13.1
Financial Intermediaries	828	0.4	699	0.4	1,236	0.7
Services	38,521	20.2	37,028	20.5	35,122	19.5
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	2,439	1.3	2,447	1.4	2,246	1.2
Individuals	80,922	42.4	74,228	41.0	72,603	40.3
Total	190,989	100.0	180,969	100.0	179,955	100.0

(*) Concept determined by the Central Bank of Brazil.

Changes in the Loan Portfolio*

The R$21.9 billion in assets from new service contracts offset the average volume of loans settled by existing clients and transfers to losses in the period, enabling growth of R$11.0 billion in the loan portfolio in the last 12 months. This fact demonstrates Bradesco’s excellent capacity to expand and diversify its client base, thereby avoiding portfolio concentration.

* Concept determined by the Central Bank of Brazil.

Changes in the Loan Portfolio - By Rating

In the chart below, both new borrowers and those remaining from December 2008 presented a good level of credit quality (AA-C), demonstrating the adequacy and consistency of the credit policy and credit rating instruments used by Bradesco.

Loan Portfolio Breakdown by rating between December 2008 and 2009

Rating	Total Loans in December 2009		New Borrowers between January 2009 and December 2009		Remaining Borrowers in December 2008

	R$ million	%	R$ million	%	R$ million	%

AA - C	173,367	90.8	20,429	93.3	152,938	90.5
D	3,777	2.0	345	1.6	3,432	2.0
E - H	13,845	7.2	1,113	5.1	12,732	7.5
Total	190,989	100.0	21,887	100.0	169,102	100.0

Loan Portfolio – by Client Portfolio

The table below presents a breakdown of the loan portfolio by client types, with growth in the balance of the Individuals and Micro, Small and Mid-Sized Companies portfolios both in the quarter and in the year. In addition to organic growth, the Individuals portfolio benefited from the incorporation of the Banco Ibi operations in the fourth quarter. For better comparison between previous periods and excluding the operations with Banco Ibi, the balance of the Individuals portfolio would have increased by 4.0% in the quarter and 6.3% in the year. The Large Corporations portfolio, on the other hand, was negatively affected primarily by the appreciation in the Brazilian real during 2009, as detailed in the item Loan Portfolio – By Currency.

Type of Client	R$ million			Variation %

	Dec09	Sep09	Dec08	Quarter	12M

Large Corporates	49,695	50,559	52,961	(1.7)	(6.2)
SMEs	60,372	56,182	54,392	7.5	11.0
Individuals	80,922	74,228	72,603	9.0	11.5
Total Loan Operations (1)	190,989	180,969	179,955	5.5	6.1

(1) Concept determined by the Central Bank of Brazil.

Loan Portfolio – By Client Portfolio and Rating (%)

The reduction in the share of credits rated between “AA - C” continues to reflect the effects from the global financial crisis, which resulted in slower economic growth and temporarily reduced the ability of clients in certain sectors to meet their financial commitments.

Type of Client	By Rating

	Dec09			Sep09			Dec08

	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H

Large Corporates	97.0	1.1	1.9	97.2	1.2	1.5	98.7	0.4	0.9
SMEs	90.2	2.6	7.1	89.5	3.0	7.5	93.8	2.0	4.1
Individuals	87.4	2.0	10.6	87.7	2.2	10.1	89.8	2.0	8.2
Total	90.8	2.0	7.2	90.9	2.2	6.9	93.6	1.6	4.8

Loan Portfolio – By Business Segment

The table below shows the evolution in the shares of individual Business Segments in Bradesco’s total portfolio. Growth in the quarter was led by the Middle Market segment, while growth in 2009 was led by the Retail/Postal/Prime segments.

The Banco Ibi operations, which were incorporated in the fourth quarter, boosted growth in the group of companies composed of Bradesco Promotora de Vendas e Demais. For better comparison between previous periods and excluding the Banco Ibi operations, growth in this segment would be 10.5% in the quarter and 32.0% in the last 12 months. The reduction in Corporate operations mainly reflects the impact from local currency appreciation.

Business Segments	R$ million						Variation %

	Dec09%		Sep09%		Dec08%		Quarter	12M

Corporate	56,249	29.5	56,184	31.1	60,533	33.6	0.1	(7.1)
Retail / Postal / Prime	66,288	34.7	62,617	34.6	57,849	32.1	5.9	14.6
Bradesco Financiamentos	28,558	15.0	29,000	16.0	29,233	16.2	(1.5)	(2.3)
Middle Market	23,889	12.4	22,314	12.3	23,250	12.9	7.1	2.8
Bradesco Promotora de Vendas and others	16,004	8.4	10,854	6.0	9,090	5.1	47.4	76.1
Total	190,989	100.0	180,969	100.0	179,955	100.0	5.5	6.1

Loan Portfolio – By Currency

In 2009, the share of operations denominated in foreign currencies remained steady, due to the appreciation in the Brazilian real against the U.S. dollar, which neutralized the strong growth in the average volume of foreign currency operations. In 4Q09, the share of operations in foreign currency registered slight growth.

The balance of foreign currency-indexed and/or denominated loans and onlending operations (excluding ACCs) totaled US$8.5 billion in December 2009, growing in U.S. dollar terms by 43.2% in the year and 21.5% in the quarter (and in Brazilian real terms by 6.7% and 18.9%, respectively). Foreign currency operations totaled R$14.8 billion (R$12.4 billion in September 2009 and R$13.9 billion in December 2008).

In December 2009, total loan operations with domestic currency reached R$176.2 billion (R$168.5 billion in September 2009 and R$166.1 billion in December 2008), representing an increase of 6.1% in the last twelve months.

Loan Portfolio - By Debtor

Compared with the same position in the previous year and quarter, the credit exposure levels of the 100 largest debtors were less concentrated in the fourth quarter of 2009. This trend is also maintained after excluding the Banco Ibi portfolio.

Loan Portfolio – By Flow of Maturities

The flow of maturities of performing loan operations and/or installments coming due increased in relation to 2008, mainly due to CDC/vehicle leasings and real estate financing operations which inherently have longer terms, but also have lower risk, due to the guarantees typically involved. The maturities of operations and/or installments with terms longer than 180 days represented 57.2% of the total portfolio in December 2009, versus 56.8% in both December 2008 and 3Q09.

%
13.1
8.5
7.2
14.4
16.2
40.6
13.5
8.7
7.4
13.6
16.3
40.5
13.8
9.8
6.7
12.5
15.9
41.3
43.2 (Up to 180 days)
56.8 (Over 180 days)
43.2 (Up to 180 days)
56.8 (Over 180 days)
42.8 (Up to 180 days)
57.2 (Over 180 days)
Dec08
Sep09
Dec09
Over 360 days
181 to 360 days
91 to 180 days
61 to 90 days
31 to 60 days
1 to 30 days

Loan Portfolio – Delinquency over 90 days

As expected, the delinquency ratio for operations overdue 90 days declined in 4Q09, benefited by the improvement in economic indicators in the period, driven by the gradual recovery in economic activity, which allowed for improvement in loan operations in the quarter. Bradesco’s ended the quarter with delinquency of 4.9% . For better comparison between previous periods and excluding the Banco Ibi operations, delinquency was 4.7% .

(*) Excluding Banco Ibi.

The graph below presents the slight decrease in December in delinquency for operations overdue from 61 to 90 days, which signals potential further declines in 90-day delinquency in the coming months.

(*) Excluding Banco Ibi.

Analysis of delinquency by client type shows that operations overdue from 61 to 90 days declined both for Individuals as well as for Corporations, suggesting that delinquency for operations overdue more than 90 days could continue to decline in the coming months.

(*) Excluding Banco Ibi.

(*) Excluding Banco Ibi.

PLL vs. Delinquency vs. Losses

The total average volume of allowance for loan losses (PLL) was R$16.3 billion, corresponding to 8.5% of the total loan portfolio. The total allowance is composed of generic provisions (classification by client and/or operation), specific provision (non-performing) and excess provision (internal policies and criteria).

It is important to highlight the adequacy of the provisioning criteria adopted, which can be tested by analyzing the historical data for the allowances constituted for loan losses and the effective losses in the subsequent 12-month period. For instance, in December 2008, for an existing provision of 5.7% of the portfolio, the loss in the subsequent 12 months was 4.4% on that date, which means the existing provision covered the loss by a margin of more than 30%.

Analysis in terms of losses net recoveries shows a significant increase in the coverage margin. For instance: In December 2008, for an existing provision of 5.7% of portfolio, the net loss in the subsequent 12 months was 3.5% on that date, i.e., the existing provision covered the loss by a margin of more than 65%.

Allowance for Loan Losses

Bradesco holds allowances in excess of Central Bank requirements of R$3.0 billion. The current provisioning levels reflect Bradesco’s cautious approach for supporting potential cyclical scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

(*) Loan operations overdue more than 60 days and that do not generate revenue appropriation under accrual accounting method.

Loan Portfolio – Portfolio Indicators

To facilitate monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

		R$ million (except %)

	Dec09	Sep09	Dec08

Total Loan Operations	190,989	180,969	179,955
- Individuals	80,922	74,228	72,603
- Corporate	110,067	106,741	107,352
Existing Provision	16,313	14,953	10,263
- Specific	8,886	8,422	5,928
- Generic	4,424	3,540	2,714
- Excess	3,003	2,991	1,621
Specific Provision / Existing Provision (%)	54.5	56.3	57.8
Existing Provision / Loan Operations (%)	8.5	8.3	5.7
AA - C Rated Loan Operations / Loan Operations (%)	90.8	90.9	93.6
D Operations under Risk Management / Loan Operations (%)	2.0	2.2	1.6
E - H Rated Loan Operations / Loan Operations (%)	7.2	6.9	4.8
D Rated Loan Operations	3,777	3,925	2,800
Existing Provision for D Rated Operations	996	1,035	757
D Rated Provision / Loan Operations (%)	26.4	26.4	27.0
D - H Rated Non-Performing Loans	12,299	12,066	8,752
Existing Provision/D - H Rated Non-Performing Loans (%)	132.6	123.9	117.3
E - H Rated Loan Operations	13,845	12,484	8,661
Existing Provision for E - H Rated Loan Operations	12,226	10,947	7,543
E - H Rated Provison / Loan Operations (%)	88.3	87.7	87.1
E - H Rated Non-Performing Loans	10,501	10,033	7,100
Existing Provision/E - H Rated Non-Performing Loans (%)	155.3	149.0	144.5
Non-Performing Loans (*) / Loan Operations (%)	5.7	5.9	4.4
Existing Provision / Non-Performing Loans (*) (%)	148.6	139.4	130.7

(*) Loan operations overdue more than 60 days and that do not generate revenue appropriation under accrual accounting method.

Funding Financial Margin - Breakdown

	R$ million

			Financial Margin - Funding

	12M09	12M08	4Q09	3Q09	Variation

					YTD	Quarter

Interest - due to volume					556	20
Interest - due to spread					(708)	(28)
Interest Financial Margin	2,596	2,748	603	611	(152)	(8)

In 2009, the interest funding financial margin was R$2,596 million, compared with R$2,748 million in 2008, for an increase of 5.5% or R$152 million. This variation was positively impacted by R$556 million from the implementation of new funding policies and strategies, which led to expansion in the average volume of demand, time and savings deposits. Note that the result of this expansion was critical for mitigating the decline in results due to funding spreads of R$708 million.

In 4Q09 in relation to the previous quarter, financial margin fell by 1.3% or R$8 million. The reduction was due to the decrease in spreads of R$28 million, which was partially offset by the increase in the average volume of R$20 million.

Loans vs. Funding

To analyze Loan Operations in relation to Funding, it is first necessary to deduct the amount committed to compulsory deposits at the Central Bank and the amount of available funds held at units in the customer service network, and to add the funds from domestic and offshore lines that provide the institution’s funding to meet loan and financing needs.

Bradesco presents low reliance on interbank deposits and foreign credit lines, given its effective capacity to obtain funding from clients. This efficiency is a result of its extensive network, broad product portfolio and market’s confidence in Bradesco brand.

Note that the percentage of funds used increased in both the annual and quarterly comparisons. This shows that Bradesco was basically able to meet the funding needs of its loan operations through funding operations with its clients.

Funding x Investments		R$ million		Variation %

	Dec09	Sep09	Dec08	Quarter	12M

Demand Deposits + Investment Account	35,663	30,293	28,613	17.7	24.6
Sundry Floating	1,522	2,690	1,664	(43.4)	(8.5)
Savings Deposits	44,162	40,922	37,768	7.9	16.9
Time Deposits + Debentures (1)	128,198	130,784	133,552	(2.0)	(4.0)
Other	10,089	7,759	8,848	30.0	14.0
Clients Funds	219,634	212,448	210,445	3.4	4.4
(-) Compulsory Deposits / Funds Available (2)	(38,203)	(36,067)	(31,618)	5.9	20.8
Clients Funds Net of Compulsory	181,431	176,381	178,827	2.9	1.5
Onlending	18,812	18,273	17,091	2.9	10.1
Foreign Credit Lines	9,271	10,191	12,005	(9.0)	(22.8)
Funding Abroad	13,081	12,892	15,189	1.5	(13.9)
Total Funding (A)	222,595	217,737	223,112	2.2	(0.2)
Loan Portfolio/Leasing/Cards (Other Loans)/Acquired	191,970	186,046	184,536	3.2	4.0
CDI (B) (3)
B/A (%)	86.2	85.4	82.7	0.8 p.p	3.5 p.p

(1) Debentures used basically to back purchase and sale commitments;
(2) Excludes government bonds tied to savings accounts; and
(3) Amount related to cards operations (cash and installment purchases from merchants) and amounts related to interbank deposits calculated towards compulsory deposits.

Main Funding Sources

The following table presents the changes in the main funding sources:

		R$ million		Variation %

	Dec09	Sep09	Dec08	Quarter	12M

Demand Deposits + Investment Account	35,663	30,293	28,612	17.7	24.6
Savings Deposits	44,162	40,922	37,769	7.9	16.9
Time Deposits	90,496	96,033	97,414	(5.8)	(7.1)
Debentures	37,702	34,751	36,138	8.5	4.3
Borrow ing and Onlending	27,328	27,025	31,947	1.1	(14.5)
Funds from Issuance of Securities	7,482	7,111	9,011	5.2	(17.0)
Subordinated Debt	23,104	22,881	19,687	1.0	17.4
Total	265,937	259,016	260,578	2.7	2.1

Demand Deposits and Investment Account

The increase of 17.7% or R$5,370 million in the quarter and the 24.6% increase in the year reflects the funds related to the acceleration in economic activity, which led to improvements in funding.

Savings Deposits

The variation in the quarter is basically due to the higher inflows and the remuneration of deposits (TR + 0.5% p.m.), which reached 1.6% in 4Q09, representing growth of 7.9% . We believe savings accounts will remain a good investment alternative, especially for smaller-scale savers.

The accrued returns on savings accounts in 2009 mainly reflects the fact that deposits exceeded redemptions and the remuneration of balances (TR + 0.5% p.m.), which reached 6.9%, for growth of 16.9% in the period.

Time Deposits

In 4Q09, there was a decrease in funds from time deposits due to the measures adopted by the government to boost market confidence in small and midsized financial institutions by creating Time Deposits with Special Guarantee (DPGEs) and to the subsequent drop in the rates practiced.

The variation in the comparison with 2008 is mainly due to: (i) the anti-cyclical measures adopted by the government; and (ii) the reduction in reserve requirements, which normalized funding operations and market liquidity.

Debentures

The positive variation of 8.5% in 4Q09 basically reflects: (i) the placement of these securities, which are used to back purchase and sale commitments; and (ii) the better rates of these operations in relation to those practiced for time deposits, which suffered contraction due to the return of liquidity in the market.

Borrowings and Onlending

The increase in the quarter is mainly due to the following: (i) the R$516 million increase in the volume of funds from borrowings and onlending in the country, especially through Finame operations; which was partially offset by (ii) the negative variation in the foreign exchange rate of 2.1% in 4Q09, which impacted borrowings and onlendings denominated and/or indexed in foreign currency, whose balance was R$8,218 million in September 2009 and R$8,005 million in December 2009.

The reduction in the year was basically due to: (i) the 25.5% negative exchange rate variation, which directly impacted borrowings and onlendings denominated and/or indexed in foreign currency, whose balance was R$14,204 million in December 2008 and R$8,005 million in December 2009; which was partially offset by (ii) the increase in the volume of funds from borrowings and onlending in the country, especially through Finame and BNDES operations, whose balance was R$17,743 million in December 2008 and R$19,323 million in December 2009.

Funds from Security Issuances

The increase of 5.2% increase or R$371 million in the quarter was basically due to (i) the issue of MT100 securities, which grew by 5.7% or R$211 million; (ii) new operations with Agribusiness Mortgage Letters in the amount of R$184 million; which was offset by (iii) the negative exchange rate variation of 2.1% .

In the comparison between fiscal years, the reduction of 17.0% or R$1,529 million was mainly due to: (i) the negative exchange rate variation of 25.5%, which directly impacted operations with MT100 securities by R$813 million or 17.2%; (ii) the reduction in funds from Debentures of R$747 million, due to repurchase by third parties in 2Q09; which was offset by (ii) new operations with Agribusiness Mortgage Letters of R$233 million.

Subordinated Debt

In December 2009, Bradesco’s Subordinated Debt totaled R$23,104 million (R$3,779 million abroad and R$19,325 million in Brazil).

In the year, Bradesco issued R$1,295 million in Subordinated CDB in Brazil, with maturity in 2015. Overseas, Bradesco concluded its US$750 million funding operation through the issuance of subordinated notes.

Note that only R$10,951 million of the total subordinated debt is used for calculating the Capital Adequacy Ratio (Basel II), given the maturity of each subordinated debt operation.

Securities/Other Financial Margin - Breakdown

						R$ million

		Financial Margin - Securities / Other

	12M09	12M08	4Q09	3Q09	Variation

					YTD	Quarter

Interest - due to volume					383	24
Interest - due to spread					(47)	(112)
Financial Margin - Interest	2,101	1,765	471	559	336	(88)
Revenues	14,027	16,065	3,665	3,189	(2,038)	476
Expenses	(11,926)	(14,300)	(3,194)	(2,630)	2,374	(564)

In relation to 2008, interest financial margin from Securities/Other increased by 19.0% or R$336 million, benefitted by the average volume of R$383 million, and offset by the spread reduction of R$47 million. In 4Q09, interest financial margin was R$471 million, down R$88 million from R$559 million in the prior quarter, represented by the spread decrease in the amount of R$112 million, offset by the increase in average volume in the amount of R$24 million.

Insurance Financial Margin - Interest

Insurance Financial Margin - Breakdown

						R$ million

		Financial Margin - Insurances

	12M09	12M08	4Q09	3Q09	Variation

					YTD	Quarter

Interest - due to volume					279	31
Interest - due to spread					(115)	95
Financial Margin - Interest	2,453	2,289	697	571	164	126
Revenues	7,650	6,297	1,914	1,777	1,353	137
Expenses	(5,197)	(4,008)	(1,217)	(1,206)	(1,189)	(11)

The result from the insurance business line increased by 7.2% or R$164 million in relation to 2008, due to the average volume growth of R$279 million, which was offset by the negative impact from spreads of R$115 million. In relation to 3Q09, the increase was 22.1% or R$126 million, mainly from higher revenues from securities indexed to the IPCA and multimarket funds, in addition to lower expenses for restatement of reserves according to the IGPM.

Financial Margin Non-Interest - Breakdown

						R$ million

		Financial Margin - Non-Interest

	12M09	12M08	4Q09	3Q09	Variation

					YTD	Quarter

Loans	(72)	(783)	-	-	711	-
Funding	(243)	(184)	(62)	(61)	(59)	(1)
Insurance	548	372	143	162	176	(19)
Securities/Other	2,269	800	243	595	1,469	(352)
Total	2,502	205	324	696	2,297	(372)

In 2009, the result of non-interest financial margin grew by R$2,297 million in relation to 2008. In the fourth quarter this item decreased by R$372 million from the previous quarter. The variations in non-interest financial margin were basically due to the following factors:

• “Loans”, represented by commissions for placing financing and loans. Expenses were lower due to the change in the accounting policy as of 2Q08, with financing commissions incorporated under the balances of financing/leasing operations;

• “Funding”, represented by expenses with the credit guarantee fund Fundo Garantidor de Crédito (FGC). The increase in the comparison periods was mainly due to expansion in the client base in relation to 2008. In 4Q09, this contribution remained stable in relation to 3Q09.

• ”Insurance” represented by gains from equity investments. Variations between the periods are associated with market conditions, which provided better/worse opportunities for profit taking; and

• “Securities/Other”, the increase of R$1,469 million in 2009 from the previous year reflects the higher treasury/securities gains, led by the positive variation in the mark-to-market adjustments of: (i) credit derivatives (Credit Default Swaps - CDSs) linked to Brazilian government bonds issued abroad; and (ii) securities pegged to IPCA inflation, due to the recovery in financial markets in 2009. The R$372 million decrease in the quarterly comparison is due to lower gains from treasury/securities.

Insurance, Private Pensions and Savings Bonds

Analysis of the balance sheets and income statements of Grupo Bradesco de Seguros, Previdência e Capitalização:

Balance Sheet

			R$ million

	Dec09	Sep09	Dec08

Assets
Current and Long-Term Assets	89,991	86,009	76,751
Securities	83,733	79,875	71,309
Insurance Premiums Receivable	1,638	1,493	1,353
Other Loans	4,620	4,641	4,089
Permanent Assets	2,117	1,597	1,217
Total	92,108	87,606	77,968
Liabilities
Current and Long-Term Liabilities	80,384	76,766	69,086
Tax, Civil and Labor Contingencies	1,518	2,056	1,881
Payables on Insurance, Private Pension Plans and Certificated Savings Plans Operations	302	327	350
Other Liabilities	2,992	2,983	2,268
Technical Provisions for Insurance (*)	6,856	6,617	5,829
Technical Provisions for Life and Private Pension Plans	65,692	61,918	56,052
Technical Provisions for Certificated Savings Plans	3,024	2,865	2,706
Minority Interest	597	155	110
Shareholders' Equity	11,127	10,685	8,772
Total	92,108	87,606	77,968

(*) In compliance with Susep Circular Letter 379/08, as of January 2009, values referring to technical provisions are being presented in  their gross amounts and reinsurance balances (PPNG, PSL and IBNR) were reclassified under assets. The balance was R$635 million on September 30, 2009 and R$669 million on December 31, 2009.

Consolidated Statement of Income

				R$ million

	12M09	12M08	4Q09	3Q09

Premiums from Insurance, Private Pension Plan Contribution and Income from	26,333	23,149	8,040	6,685
Certificated Savings Plans
Premiums Earned from Insurance, Private Pension Plan Contribution and Certificated	13,831	12,291	3,719	3,746
Savings Plans
Reduction of PIC/PDA Interest Rate	(507)	-	(180)	(327)
Interest Income of the Operation	2,935	2,548	812	735
Sundry Operating Revenues	880	888	263	196
Retained Claims	(8,329)	(7,391)	(2,197)	(2,212)
Certificated Savings Plans Draw ings and Redemptions	(1,747)	(1,466)	(522)	(449)
Selling Expenses	(1,265)	(1,179)	(335)	(326)
General and Administrative Expenses	(1,371)	(1,295)	(368)	(365)
Other (Operating Revenues/Expenses)	(228)	(170)	(86)	(32)
Tax Expenses	(292)	(288)	(80)	(70)
Operating Income	3,907	3,938	1,026	896
Equity Result	300	188	159	58
Non-Operating Income	(5)	(6)	(16)	23
Taxes and Contributions and Minority Interest	(1,479)	(1,472)	(341)	(370)
Net Income	2,723	2,648	828	607

Income Distribution of Grupo Bradesco de Seguros e Previdência

								R$ million

	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08

Life and Private Pension Plans	449	347	366	357	383	392	385	428
Health	129	89	107	137	113	115	115	117
Certificated Savings Plans	98	65	58	50	55	64	76	59
Basic Lines and Other	152	106	107	106	(1)	58	147	142
Total	828	607	638	650	550	629	723	746

Performance Ratios

								%

	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08

Claims Ratio (1)	74.3	77.2	73.3	73.7	78.0	72.4	73.1	73.4
Selling Ratio (2)	9.6	9.9	9.9	9.5	10.1	10.3	10.7	10.9
Administrative Expenses Ratio (3)	4.6	5.4	5.4	5.6	6.0	5.9	5.1	5.3
Combined Ratio (*) (4)	83.4	88.9	85.5	86.2	89.7	84.4	84.9	83.9

(*) Excludes additional provisions.
(1) Retained Claims/Earned Premiums;
(2) Selling Expenses/Earning Premiums;
(3) Administrative Expenses/Net Premiums Written; and
(4) (Retained Claims + Selling Expenses + Other Operating Revenues and Expenses) / Earned Premiums + (Administrative Expenses + Taxes) / Net Premiums Written.

Obs.: To calculate ratios in 4Q08 we excluded R$99.8 million related to the lengthening of the IBNR tail from five to seven years (life business) and R$40 million related to losses from the floods in Santa Catarina state.

Premiums Written, Pension Plan Contributions and Savings Bonds Income

In 4Q09, premiums written, pension plan contributions and savings bond income increased by 29.6% on the same quarter in 2008.

According to Susep and ANS, in the insurance, private pension and savings bond segment, Bradesco Seguros e Previdência collected R$22.9 billion in premiums in 2009 through November, maintaining its leadership position in the ranking, with market share of 23.7% . In the same period, the insurance industry collected R$96.5 billion.

Retained Claims by Insurance Line

Insurance Selling Expenses by Insurance Line

Efficiency Ratio

General and Administrative Expenses / Revenue

Insurance Technical Provisions

Insurance Group technical provisions accounted for 31.8% of the insurance market in November 2009, according to Susep and ANS data.

Obs.: In accordance with Susep Circular Letter 379/08, as of January 2009, reinsurance technical provisions were recorded under assets. The balance was R$635 million September 30, 2009 and R$669 million on December 31, 2009.

Bradesco Vida e Previdência

	R$ million (except when otherwise indicated)

	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08

Net Income	449	347	366	357	383	392	385	428
Income from Premiums and Contribution Revenue *	4,933	3,697	3,304	2,822	3,517	3,117	3,224	3,114
- Income from Private Pension Plans and VGBL	4,295	3,100	2,758	2,294	2,964	2,599	2,732	2,645
- Income from Life/Accidents Insurance Premiums	638	597	546	528	553	518	492	469
Technical Provisions	65,692	61,918	59,533	57,384	56,052	54,530	53,881	51,607
Investment Portfolio	68,780	64,646	61,736	59,063	57,357	56,564	56,145	53,988
Claims Ratio	50.9	48.1	43.9	43.7	48.4	48.4	36.2	44.3
Selling Ratio	14.4	16.5	17.1	14.9	17.5	16.9	16.2	15.2
Combined Ratio	70.6	74.4	69.4	68.6	71.9	69.9	66.8	62.2
Participants / Policy Holders (thousands)	21,389	21,206	20,231	19,838	18,918	18,553	17,984	17,559
Premiums and Contributions Revenue Market Share (%)**	31.1	31.1	30.4	34.2	34.5	35.3	35.7	32.5
Life/AP Market Share - Insurance Premiums (%)**	16.5	16.0	16.1	17.4	16.7	16.6	16.1	17.2

* Life/VGBL/Traditional
For comparison purposes, the R$99.8 million related to lengthening the INBR tail from 5 to 7 years (life line) was excluded from 4Q08. The historical increase in the occurrence date and notice date ratio was adjusted from 60 to 84 months to comply more precisely with the statistical behavior of older judicial claims.
**Data for November 2009, August 2009, May 2009, January 2009, November 2008, July 2008, May 2008, and February 2008.

Obs.: In accordance with Susep Circular Letter 379/2008, as of January 2009, amounts referring to technical provisions are presented in gross amounts and reinsurance balances (PPNG, PSL and IBNR) were reclassified under assets. The balance on December 31, 2009 was R$6 million.

Due to its solid structure, policy of product innovation and the confidence of consumers, Bradesco Vida e Previdência maintained its leadership, holding market share of 31.1% in terms of income from pension plans and VGBL.

It is also the leader in VGBL plans, with 32.6% market share, and in Private Pension Plans, with 25.6% market share (source: Fenaprevi – data of November 2009).

With revenue of R$4.9 billion in 4Q09, for growth of 33.4% on the previous quarter, Bradesco Vida e Previdência posted results 29.4% higher than in 3Q09. This improving was due to: (i) the increase in the financial result; (ii) the net effects from the payment of taxes through the program for settlement of tax debits through cash and installment payments under Law 11,941/09 (REFIS); (iii) the result from VGBL, combined with creation of a provision for insufficient contribution (PIC) and a provision for administrative expenses, given the decline in the real interest rate, from 4.3% to 4.0%, used to calculate these reserves; and (iv) the higher claims in the group life segment.

Despite the 13.8% growth in revenue from R$13.0 billion in 2008 to R$14.8 billion in 2009, the income from equity investments and the net effect from the payment of taxes through the program for settlement of tax debits through cash and installment payments under Law 11,941/09 (REFIS), the company posted a slightly lower result, due to: (i) the 6 p.p. increase in the rate of social contribution tax; (ii) the creation of technical provisions (PIC and PDA) totaling R$507 million (R$304 million net of tax) mentioned above; and (iii) the increase in claims in the group life segment, generated by the creation of a provision for insufficiency of premiums.

The technical provisions of Bradesco Vida e Previdência in December 2009 totaled R$65.7 billion, of which R$62.8 billion was from private pension and VGBL and R$2.9 billion from life, personal accident and other lines, representing growth of 17.2% in relation to December 2008. The Investment Portfolio of Private Pension Plan and VGBL stood at R$68.8 billion in December 2009.

Evolution of Participants and Life and Personal Accident Policyholders

In December 2009, the number of Bradesco Vida e Previdência clients grew by 13.1% compared to December 2008, surpassing the mark of 2.0 million private pension plans and VGBL participants and of 19.4 million personal accident and life insurance policyholders. This strong growth was driven by the strength of the Bradesco brand and the use of the right selling and management policies.

Bradesco Saúde – Consolidated*

	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08

Net Income (R$ million)	129	89	107	137	113	115	115	117
Net Premiums Written (R$ million)	1,622	1,573	1,484	1,419	1,410	1,389	1,327	1,133
Technical Provisions (R$ million)	3,555	3,479	3,447	3,429	3,416	3,385	3,332	3,296
Claims Ratio	85.7	89.2	86.0	83.6	89.4	82.9	85.4	86.9
Selling Ratio	4.1	3.9	4.0	3.8	3.7	3.5	3.5	3.7
Combined Ratio	96.8	99.4	98.2	94.5	99.5	95.7	99.0	98.7
Insured (in thousands)	4,310	4,193	4,063	3,929	3,826	3,696	3,484	3,252
Written Premiums Market Share (%)*	48.5	47.9	47.0	46.8	46.0	42.5	43.5	42.0

* Data as of November 2009, August 2009, May 2009, January 2009, November 2008, July 2008, May 2008 and February 2008.

Net Income in 4Q09 was 45% higher than in the previous quarter, due to the 3.1% increase in revenue and (i) the 3.5 p.p. drop in the claims ratio, which in 4Q09 was affected by the higher frequency of consultations and hospital admissions as a result of the outbreak of Influenza A (H1N1); and (ii) the higher use of post-employment benefits in the period.

The Net Income in fiscal year 2009 of R$462 million was relatively unchanged from the R$460 million recorded in 2008, despite lower interest rates and the higher rate of social contribution. The main performance indicators improved slightly from the previous year, with the combined ratio declining 1.4 p.p.

In December 2009, Bradesco Saúde maintained its strong market position in the corporate segment (source: ANS). Brazilian companies are increasingly convinced that health insurance is the best alternative for meeting their medical and hospital needs.

Approximately 35 thousand companies in Brazil have Bradesco Saúde insurance. Of the 100 largest companies in Brazil in terms of revenue, 41 are Bradesco Saúde clients. When considering also Mediservice, this figure increases to 46 (Source: Exame magazine “Melhores e Maiores”, July).

Number of Policyholders of Bradesco Saúde – Consolidated

Bradesco Saúde - consolidated has over 4 million clients. The high share of corporate policies in the overall portfolio (94.64% in December 2009) shows the high level of specialization and customization in the corporate segment, which is a major advantage in today’s private health insurance market.

Bradesco Capitalização

	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08

Net Income (R$ million)	98	65	58	50	55	64	76	59
Revenues from Certificated Savings Plans (R$ million)	575	520	483	413	477	443	408	372
Technical Provisions (R$ million)	3,024	2,865	2,785	2,740	2,706	2,668	2,592	2,527
Clients (in thousands)	2,531	2,507	2,525	2,543	2,546	2,492	2,397	2,309
Market Share from Premiums and Contributions Revenues (%)*	19.7	19.2	18.8	19.3	18.9	18.9	18.3	18.4

* Data as of November 2009, August 2009, May 2009, January 2009, November 2008, July 2008, May 2008 and February 2008.

The growth in Net Income in the savings bond business in 4Q09 was due to (i) the 10.6% increase in revenue; (ii) stable administrative expenses; (iii) and the net effect from the payment of taxes through the program for settlement of tax debits through cash and installment payments under Law 11,941/09 (REFIS).

Net Income in 2009 was 6.7% higher than in 2008, due primarily to: (i) the 17.2% growth in revenue; (ii) the net effect from the payment of taxes through the program for settlement of tax debits through cash and installment payments under Law 11,941/09 (REFIS); and (iii) the reduction in personnel and administrative expenses to 2.2% of revenue, combined with the decrease in financial income, given the lower interest rates and the 6 p.p. increase in the rate of social contribution tax.

Bradesco Capitalização ended 4Q09 as a leader in the savings bond industry, due to its policy of transparency and adjusting its products based on the potential demand from consumers.

To offer savings bonds that are ideally suited to the profile and budget of clients, various products were developed that vary in accordance with the payment conditions (lump-sum or monthly), contribution term, frequency of drawings and premium amounts. This phase was mainly characterized by the closer relationship with the public by consolidating the Pé Quente Bradesco family of products.

A highlight was the performance of social and environmental products, in which part of the amount collected is transferred to social responsibility projects, while also enabling the client to start a financial reserve. Fundação SOS Mata Atlântica, which contributes to the development of reforestation projects; Instituto Ayrton Senna, whose main differential is the transfer of a percentage of the amount collected to social projects; Brazilian Cancer Control Institute, which contributes to the development of projects for the prevention, early diagnosis and treatment of cancer in Brazil; and Fundação Amazonas Sustentável, through which part of the amount collected is used to develop environmental preservation and sustainable development programs and projects.

The portfolio is composed of 16.3 million active bonds. Of this total, 32.4% are represented by Traditional Bonds sold through the Branch Network and the Bradesco Dia&Noite ATM network, which registered growth of 4.1% in relation to December 2008. The remaining 67.6% of the portfolio is represented by Incentive Bonds (transfer of drawing rights), such as those in partnership with Bradesco Vida e Previdência and Bradesco Auto/RE. Since the objective of this type of savings bond is to add value to the partner company’s product or to encourage the performance of obligations by the client, the bonds have shorter terms and grace periods and lower unit sales value.

Bradesco Capitalização maintains a quality management system and holds the latest version of NBR ISO 9001:2008 certification for the “Management of Bradesco Savings Bonds”. This certification, which is granted by Fundação Vanzolini, attests to the quality of its internal processes and confirms the principle that underpins Bradesco Savings Bonds: good products, services and sustainable growth.

Bradesco Auto/RE

	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08

Net Income (R$ million)	43	33	40	32	(11)	35	39	44
Net Premiums Written (R$ million)	855	812	754	718	739	791	711	653
Technical Provisions (R$ million) (1)	3,162	2,998	2,940	3,000	2,315	2,203	2,158	2,187
Claims Ratio (2)	70.2	72.3	65.3	72.7	75.7	68.7	71.0	68.6
Selling Ratio	16.6	17.5	16.9	17.3	17.5	18.8	20.2	19.7
Combined Ratio (2)	107.8	106.4	99.9	106.2	111.6	104.6	105.9	103.7
Insured (in thousands)	2,592	2,433	2,359	2,280	2,192	2,117	2,177	2,144
Market Share from Premiums and Contributions Revenues (%)*	10.2	10.2	10.1	9.8	10.6	10.8	10.7	10.5

* Data as of November 2009, August 2009, May 2009, January 2009, November 2008, July 2008, May 2008 and February 2008.
(1) In accordance with SUSEP Circular Letter 379/08, as of January 2009, amounts related to technical provisions are presented in gross amounts and reinsurance balances (PPNG, PSL and IBNR) were reclassified under assets. The balance on December 31, 2009 was R$662 million.
(2) 4Q08 excludes R$40 million related to losses from the floods in Santa Catarina state.

Insurance premiums in the Auto/RE line held market share of 10.2% (market data in November 2009).

The higher Net Income in 4Q09 was due to the 2.1 p.p. decrease in the claims ratio and the higher equity income.

In 2009, Net Income was 38% higher than in 2008, supported by the 8% growth in revenue, the declines in the claims ratio and selling costs and the higher equity income.

Grupo Bradesco de Seguros e Previdência maintained its leadership position among major insurers of the basic lines in Brazil’s Other Property and Casualty market, with market share of 6.1% in November 2009.

In segments related to Property Insurance, Bradesco Auto/ RE has been renewing the insurance programs of its main clients through partnerships with brokers specialized in the segment and a closer relationship with Bradesco Corporate and Bradesco Empresas. The excellent performance of the oil industry and the rebound in the construction industry has also contributed to the growth of Bradesco Auto/RE in this segment.

In Aviation and Maritime Hull insurance, the increased exchange with managers at Bradesco Corporate and Bradesco Empresas has been drawn on extensively, taking full advantage of the stronger sales of aircraft and the maritime vessels

The transportation segment is still the primary focus, with essential investments made to leverage new business, especially in the renewal of reinsurance agreements, which gives insurers the important power to assess and cover risk, and consequently increased competitiveness in more profitable businesses, such as international transportation insurance for shipping companies involved in international trade.

Despite strong competition in the Auto/RCF business, the insurer has increased its client base. This is mainly due to the improvement of current products and the creation of new products targeting specific publics. These include Bradesco Seguro Exclusivo Cliente Bradesco, which is exclusively for Banco Bradesco accountholders, Auto Mulher, which targets women, and Auto Corretor, aimed at insurance brokers.

Grupo Bradesco de Seguros e Previdência held market share in the Auto/RCF market in November 2009 of 13.4% .

Number of Policyholders in Auto/RE

In the mass insurance segment of Other Property and Casualty, where products target individuals, self-employed professionals and SMEs, the launch of new products and the continuous improvement of methods and systems have contributed to growth in the client base. This increase can be observed mainly in residential insurance, such as Bradesco Seguro Residencial and Bradesco Seguro Auto + Residencial. In addition, the new product Bradesco Seguro Condomínio was remodeled to become more competitive and dynamic, accompanied by a new issuing process and system and a follow-up system accessed by the Internet.

Fee and Commission Income

A breakdown of the variations in fee and commission income for the respective periods is presented below:

Fee and Commission Income	R$ million

	12M09	12M08	4Q09	3Q09	Variation

					YTD	Quarter

Card Income	3,423	3,065	953	785	358	168
Checking Account	2,120	2,029	543	539	91	4
Fund Management	1,602	1,570	430	421	32	9
Loan Operations	1,523	1,510	405	390	13	15
Collection	996	973	259	254	23	5
Custody and Brokerage Services	412	329	116	106	83	10
Consortium Management	351	318	95	91	33	4
Payment	256	239	66	64	17	2
Underwriting	341	120	105	46	221	59
Other	592	591	153	161	1	(8)
Total	11,616	10,744	3,125	2,857	872	268

Explanations of the main items that influenced the variation in fee and commission income between periods follow.

Card Income

In 4Q09, the R$168 million increase on the previous quarter was basically due to the inclusion of the figures from Banco Ibi and to higher card revenue, which is seasonally higher in the last quarter of the year.

In the comparison with 2008, the R$358 million increase reflects the expansion of 59.6% in the cards base, from 83,243 thousand in December 2008 to 132,854 thousand in December 2009, due to organic growth and the Banco Ibi merger.

In the same period, revenue from credit card operations was R$55,303 million, an increase of 18.4%, while the number of credit card transactions increased by 19.0%, from 607,373 thousand to 722,569 thousand.

In 2009, Card Fee Income was R$3,423 million, up 11.7% on 2008, mainly due to the performance of purchases and services income. Fee and commissions income in 2009 includes the partial divestment of the interest in the acquirer Cielo in July 2009, from 39.3% to 26.6% .

Checking Account

In 4Q09, revenue from checking account services was R$543 million, for growth of approximately 1% in the quarter, mainly due to the net increase of 235 thousand new checking accounts (16 thousand corporate clients and 219 thousand individual clients) and the increase in services provided to clients.

In 2009, fee and commission income from checking accounts grew by 4.5% on the previous year to R$2,120 million. The base (net of accounts closed) expanded by 829 thousand new checking accounts and 1.9 million savings accounts, offsetting the impact from the elimination of the charging of fees for renewing registrations.

Loan Operations

In 4Q09, the increase of R$3.8% or R$15 million mainly reflects the recovery in transaction volumes, especially for real estate financing, BNDES onlending and working capital operations.

In 2009, the increase of R$13 million is mainly due to the growth in income from guarantees, which offset the negative impact from the elimination of the charging of loan fees (TAC) from individuals.

Asset Management

In 4Q09, the growth in asset management income of R$9 million or 2.1% from the previous quarter is mainly due to the increase in assets under management, which offset the fewer number of business days in 3Q09.

In 2009 versus 2008, the R$32 million increase was mainly due to the growth in assets under management at Bradesco of 32.4% . The highlight was income from equity investments, which grew by 122.3%, followed by growth in fixed income investments of 29.4% .

Shareholders' Equity	R$ million			Variation %

	Dec09	Sep09	Dec08	Quarter	12M

Investment Funds	225,011	214,094	166,162	5.1	35.4
Managed Portfolios	16,142	17,050	15,365	(5.3)	5.1
Third-Party Fund Quotas	6,547	5,767	5,624	13.5	16.4
Total	247,700	236,911	187,151	4.6	32.4

Assets Distribution	R$ million			Variation %

	Dec09	Sep09	Dec08	Quarter	12M

Investment Funds – Fixed Income	201,012	192,962	155,365	4.2	29.4
Investment Funds – Variable Income	23,999	21,132	10,797	13.6	122.3
Investment Funds – Third-Party Funds	5,641	4,879	4,857	15.6	16.1
Total	230,652	218,973	171,019	5.3	34.9
Managed Portfolios – Fixed Income	8,590	8,837	8,484	(2.8)	1.2
Managed Portfolios – Variable Income	7,552	8,213	6,881	(8.0)	9.8
Managed Portfolios – Third-Party Funds	906	888	767	2.0	18.1
Total	17,048	17,938	16,132	(5.0)	5.7
Total Fixed Income	209,602	201,799	163,849	3.9	27.9
Total Variable Income	31,551	29,345	17,678	7.5	78.5
Total Third-Party Funds	6,547	5,767	5,624	13.5	16.4
Overall Total	247,700	236,911	187,151	4.6	32.4

Collections

The R$5 million increase in 4Q09 basically reflects the increase in the number of documents processed in the quarter to 238 thousand, from 224 thousand in the previous quarter.

In 2009, the increase of R$23 million is due to growth in the volume of documents processed to 874 million, from 807 million in 2008.

Payment

The R$17 million increase in the year was mainly due to growth in the payment of taxes, public and private utility concession fees and social security contributions, from R$383 million to R$414 million.

Consortium Management

The 3.9% higher sales of quotas in 4Q09 fueled income growth of 4.4% on the previous quarter at Bradesco Consórcios, which remained the leader in all segments in which it operates.

In 2009, the 10.4% higher income in relation to 2008 mainly reflects the increase in active quotas, from 345,969 on December 31, 2008 to 395,611 on December 31, 2009.

Custody and Brokerage Services

In 4Q09, income from custody and brokerage services grew 9.4% on the prior quarter, mainly explained by the higher trading volume on stock exchanges.

In 2009, the 25.2% higher income in relation to 2008 mainly reflects the acquisition of Ágora Corretora, incorporated as of September 2008

Underwriting

The R$59 million increase in 4Q09 and R$221 million increase in the annual comparison mainly refer to increased business volumes explained by the better scenario for capital markets.

Administrative and Personnel Expenses

					R$ million

Administrative and Personnel Expenses	12M09	12M08	4Q09	3Q09	Variation

					YTD	Quarter

Administrative Expenses
Third-Party Services	2,407	1,842	702	638	565	64
Communication	1,221	1,104	328	298	117	30
Data Processing	772	578	212	195	194	17
Depreciation and Amortization	716	614	203	186	102	17
Advertising and Marketing	589	643	283	112	(54)	171
Rent	556	483	145	136	73	9
Transportation	526	512	150	138	14	12
Assets Maintenance	414	393	112	103	21	9
Leasing	401	352	99	87	49	12
Financial System Services	280	215	89	67	65	22
Security and Surveillance	249	218	64	65	31	(1)
Materials	227	212	66	60	15	6
Water, Energy and Gas	198	183	52	44	15	8
Trips	77	87	22	21	(10)	1
Other	860	871	219	209	(11)	10
Total	9,493	8,307	2,746	2,359	1,186	387

Personnel Expenses
Structural	6,617	6,112	1,725	1,668	505	57
Social Charges	5,129	4,701	1,328	1,297	428	31
Benefits	1,488	1,411	397	371	77	26
Non-Structural	1,350	1,278	356	458	72	(102)
Management and Employees Profit Sharing (PLR)	772	734	187	306	38	(119)
Provision for Labor Claims	395	350	111	105	45	6
Training	87	94	27	24	(7)	3
Termination Cost	96	100	31	23	(4)	8
Total	7,967	7,390	2,081	2,126	577	(45)

Total Administrative and Personnel Expenses	17,460	15,697	4,827	4,485	1,763	342

In 4Q09, Administrative and Personnel Expenses totaled R$4,827 million, up 7.6% on the prior quarter. Note that the consolidation of Banco Ibi in October 2009 impacted income statement accounts as of November.

Personnel Expenses

In 4Q09, personnel expenses were R$2,081 million, down 2.1% (R$45 million) from the previous quarter.

In the "structural" portion, the R$57 million increase was basically due to: (i) the wage increase under the collective bargaining agreement (6%) and the restatement of labor liabilities; (ii) the Banco Ibi merger; and (iii) the expansion in the service network (from 42,627 service points in 3Q09 to 44,632 in 4Q09).

In the "non-structural" portion, the R$102 million increase basically reflects: (i) lower expenses with profit sharing for administrators and employees (PLR), due to the R$119 million adjustment made in the previous quarter under the collective bargaining agreement; which was partially offset by higher expenses with: (ii) employment contract terminations (R$8 million); (iii) provisions for labor claims (R$6 million); and (iv) higher expenses with training (R$3 million).

Personnel Expenses

In 2009, the R$577 million increase from 2008 reflects: (i) the "structural" portion (R$505 million), related basically to higher expenses with payroll and charges due to wage increases; and (ii) the R$72 million increase in the non-structural portion, basically due to:

(a) higher provision for labor claims in the amount of R$45 million; (b) higher expenses with the provision for profit sharing (PLR), as per the collective agreement in September 2009 in the amount of R$38 million; which were offset by (c) lower expenses with training (R$7 million).

Administrative and Personnel Expenses

Administrative Expenses

In 4Q09, administrative expenses were R$2,746 million, up 16.4% (R$387 million) from 3Q09, mainly due to seasonality at year-end, when higher business volume directly impacts some administrative expenses, such as advertising, as well as the consolidation of Banco Ibi. The main variations were in the following items: (i) R$171 million related to higher advertising expenses; (ii) R$64 million increase in outsourcing expenses; (iii) R$30 million increase in communication expenses; and (iv) the R$22 million with financial system services.

In 2009, the increase of R$1,186 million or 14.3% mainly reflects: (i) organic growth and the resulting increase in service points (from 38,183 on December 31, 2008 to 44,632 on December 31, 2009), which directly impacted the principal items under administrative expenses; (ii) the higher business volume; (iii) the Banco Ibi merger; and (iv) the renegotiation of agreements.

Operating Coverage Ratio (*)

In the quarter, the coverage ratio in the last 12 months remained stable due to: (i) the higher administrative and personnel expenses resulting mainly from business expansion and the impact of the collective bargaining agreement; which was offset by (ii) the increase in fee and commission income. Going forward, we expect this ratio to improve, driven by growth in business operations and expansion in the client base.

Tax Expenses

The R$55 million growth in tax expenses in relation to 3Q09 was mainly due to the higher expenses with PIS/Cofins taxes of R$47 million, reflecting the higher taxable income in 4Q09, especially fee and commission income.

In 2009, tax expenses rose R$305 million, basically due to the increase in expenses with PIS/Cofins taxes of R$263 million, reflecting the higher taxable income, especially financial margin income, as well as fee and commission income.

Equity in the earnings of affiliated companies

In 4Q09, equity in the earnings of affiliated companies was R$142 million, up R$103 million on the previous quarter, mainly due to (i) the increase in income at IRB (R$30 million) and Integritas Participações. (R$31 million); and (ii) the gain related to the IPO of Laboratório Fleury obtained by our affiliate Integritas Participações. (R$60 million).

In 2009, the R$64 million increase mainly reflects: (i) the gain from the IPO of Laboratório Fleury (R$60 million); (ii) the higher income from affiliated companies: Integritas Participações. (R$31 million), Serasa (R$14 million) and BES Investimentos (R$15 million); which was offset by (iii) the drop in income from IRB (R$57 million).

Other Operating Expenses (Net of Operating Revenue)

In 4Q09, other operating expenses, net of other operating revenues, decreased R$598 million. This variation was mainly due to: (i) the net effect from the payment of taxes through the program for settlement of tax debits through cash and installment payments under Law 11,941/09 (REFIS) of R$388 million; (ii) the lower expenses with operational provisions of R$282 million, led by the decrease in the provision for economic plans, from R$387 million in 3Q09 to R$111 million in 4Q09; which were partially offset by (iii) the incorporation of other operational expenses from Banco Ibi of R$64 million.

In 2009, the increase in the operational expenses, net of other operating expenses of R$1,235 million was mainly driven by: (i) the increase in expenses with operational provisions of R$754 million, of which R$676 million refers to the provision for contingencies related to economic plans; (ii) the higher expenses with goodwill amortization of R$75 million; (iii) higher expenses with sundry losses of R$95 million; (iv) higher expenses with the amortization of operating agreements of R$51 million; (v) expenses with impairment testing of R$40 million; (iv) the Banco Ibi merger (R$64 million); (vii) higher net sundry expenses of R$397 million; which was mainly offset by (viii) the net effect from the payment of taxes through the program for settlement of tax debits through cash and installment payments under Law 11,941/09 (REFIS) of R$388 million.

Operating Income

In 4Q09, Operating Income was R$2,675 million, up 36.6% or R$717 million from the previous quarter, mainly reflecting: (i) the increase in other operating income (net of other expenses) of R$598 million; (ii) the R$268 million increase in income from fee and commission income; (iii) the decrease in expenses with the allowance for loan losses of R$213 million; and (iv) the increase in administrative expenses of R$387 million.

In 2009, the increase of R$2,093 million or 20.7% on the previous year was mainly due to higher expenses with: (i) the allowance for loan losses of R$6,041 million (including the increase in additional provisioning of R$1,477 million); (ii) the increase in personnel and administrative expenses of R$1,763 million; (iii) other operating expenses (net of other income) of R$1,235 million; and (iv) the decrease in operating income from the Insurance, private pension and savings bond business of R$272 million; which was offset by (v) the increase in financial margin income of R$6,587 million; and (vii) the increase in income from fees and commission of R$872 million.

Non-Operating Income

The R$482 million variation on the previous quarter is mainly explained by the gain from the sale of the overallotment shares in Cielo in 3Q09 of R$410 million.

In 2009, the main impact was the gain from the partial divestment in the year of the interest in Cielo.

Return to Shareholders

3

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Sustainability

In October 2009, Bradesco became a member of the Brazilian Platform of Companies for the Climate (EPC) of Fundação Getulio Vargas’ Center of Sustainability Studies (GVCes). The initiative – which companies joined voluntarily – gathers Brazilian sector leaders to identify solutions for climate changes. EPC will support strategies, policies, management systems for greenhouse gas (GHG) emissions and the positioning of companies on the legal framework for low carbon economy in Brazil.

In November, for the fifth consecutive year, Bradesco was included in the Corporate Sustainability Index (ISE) of the São Paulo Stock Exchange (BM&FBOVESPA), composed of 43 shares from 34 companies recognized for their commitment to social, economic and environmental aspects. ISE is a benchmark for investment funds that take into account sustainability and governance practices when preparing their portfolios. The companies whose shares compose the index are deemed capable of generating value to shareholders due to their ability to overcome economic, financial and social-environmental risks more easily.

Investor Relations Area – IR

In 2009, the Investor Relations area expanded and improved its communication channels.

In the first half of 2009, in an unprecedented initiative, it hosted its first Video Chat for the disclosure of results aimed at individual investors. Internet users had the opportunity to ask questions on the results online. Interested parties were also able to watch the replay of the full version of the Video Chat during the 6-month period following each disclosure on the Bank’s Investor Relations website. In September 2009, internet users were able to follow 6 Apimec Meetings via Twitter on www.twitter.com/bradesco_ri. The profile remains active and is used by the IR area for disclosing relevant information to shareholders and investors.

In October 2009, Bradesco launched its new IR website featuring new tools and separate contents for institutional investors and individuals.

Furthermore, 18 Apimec and INI (National Association of Investors) Meetings were held in 13 cities across the country, including 8 capital cities; six of these meetings were also broadcast live on the Internet. Presentations were also made abroad, such as Road Shows and the Bradesco Day in London and New York.

Service to Shareholders, Analysts and Investors	2009	2008	2007

Meetings w ith Investors	160	198	118
Conference Calls	59	55	35
Events Abroad	18	20	16
APIMEC Meetings (Capital Market Professionals and Investors Association)	17	14	14
Chats	3	3	3
INI (National Investors Institute)	1	3	1
Total	258	293	187

Corporate Governance

Bradesco is rated AAA+ by Management & Excellence, making it the first Latin American bank to obtain the highest Corporate Governance rating, in addition to the AA (Great Corporate Governance Practices) rating granted by Austin Rating.

Regarding the Corporate Governance structure, Bradesco’s Board of Directors is supported by 5 statutory committees (Ethical Conduct, Audit, Internal Controls and Compliance, Compensation and Integrated Risk Management and Capital Allocation), in addition to 37 Executive Committees that provide assistance to the Board of Executive Officers.

Every shareholder is entitled, in addition to 100% Tag Along to common shares and 80% to preferred shares, to a minimum mandatory dividend of 30% of adjusted net income, higher than the minimum 25% set forth by the Brazilian Corporation Law. The preferred shares are entitled to dividends 10% higher than those attributed to common shares.

On March 10, 2009, all matters of the Shareholders’ Meetings’ agenda were approved, including the reverse split of common and preferred shares, which was followed by the simultaneous split of each share.

For further information, please visit: http://www.bradesco.com.br/ir/ - Corporate Governance Section.

Share Performance

Number of Shares – Common (ON) and Preferred (PN) (*)

	In thousands

	Dec09	Dec08	Dec07	Dec06	Dec05	Dec04

Common Shares	1,710,205	1,688,287	1,665,407	1,650,235	1,615,185	1,573,118
Preferred Shares	1,710,346	1,688,390	1,665,407	1,652,679	1,616,799	1,558,140
Subtotal – Outstanding	3,420,551	3,376,677	3,330,814	3,302,914	3,231,984	3,131,258
Treasury Shares	6,535	180	3,705	1,251	766	-
Total	3,427,086	3,376,857	3,334,519	3,304,165	3,232,750	3,131,258

(*) For comparison purposes, in 2009 shares had 10% bonus paid for the previous years. Likewise, there were 50% bonuses in 2008 and 100% bonuses in 2005 and 2007.

On December 31, 2009, Banco Bradesco’s capital stock totaled R$26.5 billion, composed of 3,427,086 thousand shares, of which 1,713,543 thousand were common shares and 1,713,543 thousand were preferred shares, all non-par, book-entry shares. The largest shareholder is the holding company Cidade de Deus Participações, which directly holds 48.4% of the voting capital and 24.2% of total capital.

The latter is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações, controlled by Fundação Bradesco and Elo Participações e Investimento, whose shareholders compose the majority of Bradesco’s Board of Directors and Statutory Executive Board.

Number of Shareholders – Resident in the Country and Abroad

	Dec09%		Ownership of	Dec08%		Ownership of
			Capital (%)			Capital (%)

Individuals	343,741	89.7	25.1	1,269,542	91.4	26.9
Corporate	37,537	9.8	44.3	116,111	8.4	45.8
Subtotal - Resident in Brazil	381,278	99.5	69.3	1,385,653	99.7	72.7
Resident Abroad	1,747	0.5	30.7	3,832	0.3	27.3
Total	383,025	100	100.0	1,389,485	100	100.0

Regarding Bradesco’s shareholders, resident in the country and abroad, on December 31, 2009, there were 381,278 shareholders domiciled in Brazil, accounting for 99.5% of total shareholders and holding 69.3% of shares. On the other hand, the number of shareholders resident abroad was 1,747, accounting for 0.5% of shareholders and holding 30.7% of shares.

The common and preferred shares reverse split in the ratio of fifty (50) to one (1) with simultaneous split of each share in the ratio of one (1) to fifty (50) was resolved at a Special Shareholders’ Meeting held on March 10, 2009, which explains the large decrease in the number of Bradesco’s shareholders.

Share Performance

				In R$ (except when indicated)

	4Q09	3Q09	Variation %	12M09	12M08	Variation %

Net Income per Share	0.64	0.54	19.3	2.34	2.25	3.8
Dividends/Interest on Shareholders' Equity –
Common Share (after Income Tax - IR)	0.214	0.153	39.9	0.671	0.677	(0.9)
Dividends/Interest on Shareholders' Equity –
Preferred Share (after Income Tax - IR)	0.235	0.168	40.0	0.738	0.745	(0.9)
Book Value per Share (Common and Preferred)	12.21	11.53	5.9	12.21	10.15	20.3
Last Business Day Price – Common	27.26	26.50	2.9	27.26	18.17	50.0
Last Business Day Price – Preferred	33.07	32.05	3.2	33.07	20.54	61.0
Market Capitalization (R$ million) (*)	103,192	98,751	4.5	103,192	65,354	57.9

(*) Number of shares (minus treasury shares) x Common and Preferred shares’ closing price of the last day of the period.

In 4Q09, Bradesco’s preferred shares appreciated by 4.9% (adjusted per dividends), while Ibovespa had an 11.5% gain. In 2009, Bradesco’s preferred shares appreciated by 65.5% (adjusted per dividends), while Ibovespa had an 82.7% gain in the period.

The year of 2009 was marked by the beginning of the global markets’ recovery process, especially over the second half of the year, a reflection of the more optimistic expectations regarding the international scenario, mainly concerning the response of economic indicators to the incentive packages promoted by governments.

The solid foundation of the Brazilian economy, combined with a robust financial system, contributed to a faster recovery of the stock market, taking Ibovespa to levels close to those of the pre-crisis period, thus leading it to deliver one of the best performances among global exchanges.

Main Ratios

Market value: considers the closing price of common and preferred shares multiplied by the respective number of shares (disregarding treasury shares).

Market Value/Shareholders’ Equity: indicates the number of times Bradesco’s market value is higher than its book shareholders’ equity.

Formula used: number of common and preferred shares multiplied by the closing price of common and preferred shares of the last trading day of the period. The amount is divided by the book shareholders’ equity of the period.

Dividend Yield: is the ratio between the share price and the dividends and/or Interest on Shareholders’ Equity paid to shareholders in the last 12 months, indicating the return on investment by the profit sharing.

Formula used: amount received by shareholders as dividends and/or Interest on Shareholders’ Equity in the last 12 months, divided by the preferred share closing price of the last trading day of the period.

Share Performance

Pay Out Index: it indicates the percentage of net income paid as dividends/Interest on Shareholders’ Equity (YTD).

Formula used: amount received by shareholders as dividends and/or Interest on Shareholders’ Equity (net of income tax) divided by the book net income adjusted by non-recurring goodwill amortization (disregarding legal reserve - 5% of net income).

Dividends/Interest on Shareholders’ Equity – JCP

In 2009, the amount of R$2,718 million was allocated to shareholders as Dividends and Interest on Shareholders’ Equity, equivalent to 31.5% of adjusted net income.

The amounts allocated over the years have surpassed the limits set forth by the Brazilian Corporation Law and the Company’s Bylaws.

Additional Information

4

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Products and Services Market Share

Below is Banco Bradesco S.A.’s share of the Banking and Insurance Markets and Customer Service Network.

	Dec09	Sep09	Dec08	Sep08

Banks – Source: Brazilian Central Bank (Bacen)
Time Deposits	N/A	13,3	14,0	11,9
Savings Deposits	N/A	13,9	14,3	13,8
Demand Deposits	N/A	19,1	17,2	18,7
Loan Operations	12,6	12,6	13,6	13,4
Loan Operations - Auto Individuals	19,7	20,5	23,0	22,7
Online Collection (Balance)	N/A	29,7	30,2	30,1
Number of Branches	18,2	17,8	17,5	17,2
Banks - Source: Federal Revenue Service/ Brazilian Data Processing Service (Serpro)
Federal Revenue Collection Document (DARF)	21,2	21,1	20,2	20,0
Brazilian Unified Tax Collection System Document (DAS)	16,9	16,8	16,6	16,3
Banks – Source: Social Security National Institute (INSS)/Dataprev
Social Pension Plan Voucher (GPS)	14,4	14,3	14,3	14,1
Benefit Payment to Retirees and Pensioners	19,6	19,6	19,5	19,5
Banks – Source: National Association of Investment Banks (Anbid)
Investment Funds + Portfolios	16,6	16,6	15,2	14,9
Insurance, Private Pension Plans and Savings Bonds – Source: Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)
Insurance, Private Pension Plans and Savings Bonds Premiums	23.7 (*)	23,5	23,9	24,0
Insurance Premiums (including Long-Term Life Insurance - VGBL)	24.0 (*)	23,8	24,0	23,7
Life Insurance and Personal Accident Premiums	16.5 (*)	16,3	16,8	16,6
Auto/Basic Lines (RE) Insurance Premiums	10.2 (*)	10,2	10,5	10,7
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	13.4 (*)	13,3	13,4	13,2
Health Insurance Premiums	48.5 (*)	48,1	45,6	43,2
Revenues from Private Pension Plans Contributions (excluding VGBL)	25.6 (*)	25,9	28,2	28,3
Revenues from Savings Bonds	19.7 (*)	19,4	18,9	19,2
Technical Provisions for Insurance, Private Pension Plans and Savings Bonds	31.8 (*)	32,0	34,1	34,6
Insurance and Private Pension Plans – Source: National Federation of Life and Pension Plans (Fenaprevi)
Income on VGBL Premiums	32,6 (*)	32,4	36,5	37,6
Revenues from Unrestricted Benefits Generating Plans (PGBL) Contributions	20.2 (*)	20,7	24,8	24,9
Private Pension Plans Investment Portfolios (including VGBL)	36.2 (*)	36,7	37,6	38,8
Credit Card – Source: Abecs
Credit Card Revenue	19,7	19,0	19,5	19,8
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	20.4 (*)	19,5	15,6	17,9
Financing – Source: Brazilian Central Bank
Auto (Portfolio) – Including Banco Bradesco	19.8 (*)	20,8	23,0	22,7
Consortia – Source: Bacen
Real Estate	26,9 (**)	26,7	27,1	27,7
Auto	23,4 (**)	23,4	23,5	23,3
Trucks, Tractors and Agricultural Implements	14,6 (**)	14,5	13,7	11,7
International Area – Source: Bacen
Export Market	25,2	25,3	22,1	22,0
Import Market	18,4	18,8	16,0	16,2

(*) Reference date: November 2009
(**) Reference date: October 2009
N/A – Not Available

Products and Services Market Share

Bradesco’s clients have several options to access their operations, carry out financial transactions and acquire high technology products and services, among which are ATMs, Fone Fácil, Internet channels and Bradesco Celular.

Reiterating our commitment to social responsibility, people with special needs can rely on the Bradesco Dia&Noite Customer Service Channels, as follows:

• Internet banking for the visually impaired;
• Personalized assistance for the hearing impaired, by means of the digital language in Fone Fácil; and
• Access for the visually impaired and wheelchair users in the ATM Network.

Branch Network

Region	Dec09		Market Share	Dec08		Market Share

	Bradesco	Market (*)		Bradesco	Market (*)

North	166	782	21,2%	161	757	21,3%
Northeast	528	2.677	19,7%	523	2.709	19,3%
Midw est	289	1.419	20,4%	280	1.430	19,6%
Southeast	1.947	10.320	18,9%	1.886	10.486	18,0%
South	524	3.737	14,0%	509	3.760	13,5%
Total	3.454	18.935	18,2%	3.359	19.142	17,5%

(*) Source: Unicad – Information on Entities of Brazilian Central Bank’s interest (in 2009, this information refers to November).

Compulsory Deposits/Liabilities

%	Dec09	Sep09	Jun09	Mar09	Dec08	Sep08	Jun08	Mar08

Demand Deposits
Rate [1,5]	42	42	42	42	42	45	45	45
Additional [2,6]	5	5	5	5	5	8	8	8
Liabilities*	30	30	30	30	30	25	25	25
Liabilities (Microfinance)	2	2	2	2	2	2	2	2
Free	21	21	21	21	21	20	20	20
Savings Deposits
Rate [3]	20	20	20	20	20	20	20	20
Additional [2,6]	10	10	10	10	10	10	10	10
Liabilities	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate [4,7]	13.5	13.5	15	15	15	15	15	15
Additional [2,6]	4	4	4	4	5	8	8	8
Free	82.5	82.5	81	81	80	77	77	77

* At Banco Bradesco, liabilities are applied to Rural Loans.
[1] Collected in cash not remunerated.
[2] Collected in cash with the Special Clearance and Custody System (Selic) rate.
[3] Collected in cash with the Reference Interest rate (TR) + interest of 6.17 p.a.
[4] Pegged to securities. As of the calculation period, from November 3 to 7, 2008, compliance as of November 14, 2008, liabilities are complied with 70% in cash not remunerated, and 30% in government securities pegged to the Selic rate; as of January 5 to 9, 2009, compliance as of January 16, 2009, liabilities are complied with 60% in cash not remunerated and 40% in government securities pegged to the Selic rate; and, as of September 21 to 25, 2009, compliance as of October 2, 2009, liabilities are complied 55% in cash not remunerated and 45% in government securities pegged to the Selic rate;
[5] The Deposit Guarantee Association (FGC) from August 2008, as of the calculation period from October 20 to 31, 2008, was prepaid 60 times, compliance as of October 29, 2008.
[6] As of the calculation period from November 17 to 21, 2008, compliance as of December 1, 2008, additional liabilities were collected in government securities pegged to the Selic rate; and [7] Liabilities in cash may be complied with by using credits acquired by March 31, 2010, as set forth in the current regulation.

Investments in Infrastructure, Information Technology and Telecommunication

Information Technology (IT) is a strategic factor for Bradesco Organization, which is constantly updating its technological platform with pioneering and innovative initiatives coupled with infrastructure solutions that allow for secure, fast and convenient operations. Financial services result from the proper treatment and preservation of information, transformed into products and services.

Driven by the best practices and ready for contingency, Bradesco’s TI infrastructure features central computers with processing capacity of more than 170,000 Mips (million instructions per second), in addition to over 5,972 servers and data storage capacity of nearly 2 Petabytes (2.25 quadrillion characters). An average of 188 million transactions are processed daily, with availability above 99.87% . The area’s management aims to make the complex simple and manageable, with low operating risk and scalability to support the Bank’s growth.

In 2009, the IT Improvements project, which began in 2003 with the purpose of preparing the Bank’s TI for the next decades, closed 25 of the 28 fronts, and the largest front, namely, the construction of the Systems New Architecture, is expected to be completed within the next two years. The result – part of which has already been observed – is increased operational flexibility, agility and simplicity, with a fully aligned technological application to the Bank’s advantage, providing clients with quality products and customer service.

Cutting-edge IT innovations not only contribute to the business, but also ensure the loyalty and satisfaction of clients, who can rely on state-of-the-art technology and the best products and services. Information Technology is an important intangible asset, and in 2009 Bradesco invested a total of R$2.827 billion in IT maintenance, expansion and innovation.

The table below shows the total amount invested over the last five years, including infrastructure (facilities, furniture and fixtures):

	R$ million

	2009	2008	2007	2006	2005

Infrastructure	630	667	478	354	245
Information Technology and Telecommunication	2,827	2,003	1,621	1,472	1,215
Total	3,457	2,670	2,099	1,826	1,460

Market Risk

Market Risk Analysis

Bradesco’s market risk management is aligned with the New Basel Capital Accord recommendations, and is performed by employing methods that comply with the best international practices, providing the Organization with a solid base for making fast and highly reliable strategic decisions. The purpose of this process is to add value to business, as it supports the commercial areas in the planning of its activities, maximizing the use of the Bank's own as well as third-party funds to the benefit of shareholders and the community. For further information on Bradesco’s Risk Management, please visit:
www.bradesco.com.br/ir Financial Information/Quarterly Reports.
www.bradesco.com.br/ri Financial Information/Quarterly Reports.

Market Risk

The world economy continued on its path to recovery in 4Q09. This recovery has not been uniform, being most dynamic in emerging countries, especially Asian countries, whereas developed countries have been recovering more slowly. Most of the exceptional measures adopted to fight the crisis of the end of 2008 and beginning of 2009, including low interest rates, expansionist quantitative monetary and tax policies, remained effective. The central banks, particularly in international financial centers, have signaled their intention of keeping interest rates low for a longer period, but have already started to indicate their exit strategy for quantitative monetary policies. At any rate, most countries should maintain expansionist monetary and tax policies in the next quarters.

The recovery of economic activity has been inconsistent among countries, proving to be slow in several developed countries. Most of the volatility seen in 4Q09 resulted from alternating periods of weakened and increased activity, albeit with prevalence of recovery signs. Stock and interest markets were the most sensitive to these activity indicators.

The tax solvency of the countries most severely hit by the crisis stood out as a risk factor in 4Q09, mainly in relation to developed countries. In particular, European countries were affected by fears regarding the sustainability of their government debts. Issues concerning Dubai’s debt also affected the markets. These events had a particularly relevant impact on the volatility seen in credit and currency markets.

In regard to the domestic scenario, the Brazilian Central Bank decided to keep the interest rate unchanged in the quarter, closing the monetary flexibility cycle. Policies for encouraging internal demand continued in place yielding positive results, with the economy showing signs not only of recovery, but also of activity growth. Although the GDP result for 3Q09 remained below market estimates, the solid growth in added demand elements and other activity data reinforced the signs of vigorous economic recovery. The fast expansion pace led to the increase of market interest rates due to expectations of a raise in the basic interest rate still in the first half of 2010. On the other hand, the stock market benefited from the activity’s quick recovery, despite the volatility owing mainly to external events, as discussed previously.

The Real appreciation trend led the government to levy a Tax on Financial Operations (IOF) of 2% on the inflow of capital for investment in fixed income and equities in the Brazilian market. As early as November, an IOF of 1.5% started to be levied on the issuance of ADRs. The end of the dollar depreciation worldwide and the perspective for a significant increase in the Brazilian current account deficit, along with the tax measures, ended up causing the reversal of part of the exchange rate appreciation at the end of 2009. It is worth noting that, also at the end of 2009, the government regulated the Brazilian Sovereign Fund, signaling that the government may also acquire dollars in the market through this Fund.

The decrease in the 4Q09 volatility as compared to 3Q09, both in the foreign and domestic markets, caused the VaR to drop in the analyzed period more than in proportion to exposure.

VaR - Trading Portfolio

Risk Factors	R$ thousand

	Dec09	Sep09	Jun09	Mar09	Dec08	Sep08	Jun08	Mar08

Fixed Rate	10,351	3,541	5,680	16,282	76,236	24,742	7,142	14,364
General Price Index - Market (IGP-M)	289	221	154	54	18	1,231	117	96
Extended Consumer Price Index (IPCA)	2,799	13,061	69,167	66,173	267,651	157,598	44,136	29,523
Domestic Exchange Coupon	179	372	876	7,338	13,991	3,733	390	466
Foreign Currency	954	1,444	6,709	10,159	23,070	13,150	1,382	2,089
Variable Income	7,766	5,495	2,952	12,021	4,499	2,863	6,629	2,823
Sovereign /Eurobonds and Treasuries	9,250	15,417	34,619	88,015	170,532	71,811	24,350	50,946
Other	24	25	94	57	61	2,253	2,369	3,793
Correlation/Diversification Effect	(11,556)	(14,105)	(35,176)	(70,887)	(112,617)	(72,854)	(24,274)	(46,365)

VaR at the End of the Quarter	20,056	25,471	85,075	129,212	443,441	204,527	62,241	57,735

Average VaR in the Quarter	27,648	48,284	91,597	206,152	550,624	97,535	91,960	58,635
Minimum VaR in the Quarter	16,588	21,345	58,111	120,399	221,038	61,857	58,792	41,442
Maximum VaR in the Quarter	35,732	87,731	123,059	417,290	750,559	244,827	120,378	69,571

Backtesting – Trading Portfolio VaR

The method applied and the current statistical models are validated on a daily basis using backtesting techniques. Backtesting compares the daily calculated VaR both to the result obtained with the same positions used in the VaR calculation (hypothetical result) and to the result obtained considering the transactions on the day for which the VaR was estimated (effective result). Its main purpose is to monitor, validate and evaluate the adherence to the VaR model; the number of disruptions must comply with the reliability interval previously established in the modeling.

Market Risk

Stress Analysis

To estimate the possible loss not included in VaR, Bradesco assesses daily the possible effects on the positions in stress scenarios. Stress analysis is a tool that seeks to quantify the negative impact of shocks and economic events financially unfavorable to the Institution’s positions. For this purpose, crisis scenarios are prepared based on historic and prospective views on risk factors in which the trading portfolio has a position. Thus, considering the diversification effect among risk factors, the average estimated loss in a stress situation would be R$489 million in 4Q09, and the maximum estimated loss would be approximately R$585 million.

Trading Portfolio Stress Analysis

	R$ million

	With Diversification					Without Diversification

	Dec09	Sep09	Jun09	Mar09	Dec08	Dec09	Sep09	Jun09	Mar09	Dec08

At the end of the quarter	400	482	900	1,022	1,295	632	844	1,552	1,827	1,860
Average in the quarter	489	655	1,030	1,118	1,425	790	1,182	1,743	1,792	1,893
Minimum in the quarter	375	415	871	837	382	597	813	1,385	1,502	610
Maximum in the quarter	585	903	1,299	1,576	2,052	963	1,607	2,133	2,251	2,755

In addition to the follow-up and control of VaR and stress analysis, a sensitivity analysis of the trading portfolio is made on a daily basis, measuring the effect of changes in market curves and prices on the portfolio.

Report of Independent Auditors

5

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Independent Auditors’ Report on the Review of Supplementary Accounting Information presented in the Report on Economic and Financial Analysis

To the Board of Directors
Banco Bradesco S.A.

1. In connection with our audits of the financial statements of Banco Bradesco S.A. and its subsidiaries (consolidated) as of December 31, 2009 and 2008, on which we expressed an unqualified opinion in our report dated January 27, 2010, we carried out a review of the supplementary accounting information presented in the Report on Economic and Financial Analysis. This supplementary information was prepared by the Bank’s management to permit additional analysis and is not a required part of the financial statements.

2. Our work was carried out in accordance with the specific standards established by the Institute of Independent Auditors of Brazil - IBRACON, in conjunction with the Federal Accounting Council - CFC, for purposes of our review of the supplementary accounting information described in paragraph one and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank, with regard to the main criteria used for the preparation of this supplementary information and (b) a review of the significant information and the subsequent events which have, or could have significant effects on the financial position and operations of the Bank and its subsidiaries.

3. Based on our review, we are not aware of any material modifications which should be made to the supplementary information referred to above in order that this information be fairly presented, in all material respects, in relation to the financial statements, referred to in paragraph one, taken as a whole.

São Paulo, January 27, 2010

Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador
CRC 1SP172940/O-6

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee´s Report and Fiscal Council´s Report

6

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Management Report

Dear Shareholders,

The years 2008 and 2009 will be remembered as one of the most challenging periods in recent economic history. Growth models segregated into two main types: one marked by market deregulation and high debt levels, and the other by stringent government oversight or financial system self-regulation, characterized by strict controls over credit quality and leverage.

In this context, Brazil not only took steps to protect itself from any crisis-driven collateral damage, but also made considerable advances in strengthening its economy, putting it in a privileged position in a world connected by real-time information and eager for safe investment opportunities, as underscored by the volume of foreign investment inflow. In addition, Brazil’s economy has all the necessary fundamentals to ensure sustained GDP growth in 2010.

With over 50 million clients, 20 million of whom are checking account holders, Bradesco posted exceptionally solid results in 2009. The Bank’s successful trajectory over the years is based on its retail focus, which prioritizes the universalization of banking services and heavy investments in infrastructure and information technology. At the close of 2009, Bradesco was present in 100% of Brazil’s municipalities, with 37,476 service points nationwide.

The main events of 2009 include the acquisition of Ibi in Brazil and in Mexico, part of which is represented by the partnership with C&A for the joint sale of financial products and services through C&A stores; the association between OdontoPrev and Bradesco Dental to sell dental plans, through the creation of the largest sector company in Latin America; and Bradesco’s continued inclusion in the Dow Jones Sustainability Index, which is clear evidence of the global recognition for its excellent corporate sustainability practices. In addition, Bradesco picked up 8 of the 26 lots in the bid process conducted by the Brazilian Social Security Institute (INSS), allowing it to pay new social security beneficiaries for 20 years as of 2010.

Annual net income stood at R$ 8.012 billion, an increase of 5.14% in relation to 2008. Dividend and interest on equity payments totaled R$ 2.718 billion, equivalent to 35.71% of adjusted net income. Federal tax and contribution payments amounted to R$ 7.743 billion. Once again, Grupo Bradesco Seguros e Previdência accounted for a substantial 33.98% of net income.

The Bank’s common and preferred shares appreciated by 56.41% and 65.49%, respectively, raising its market capitalization to R$ 103.192 billion in December, representing a substantial gain for our shareholders and investors.

On the social and environmental responsibility front, the Organization strives not only to ensure harmonious relations between its employees, clients, suppliers and investors and the environment, but also to create products and services grounded in the principle of sustainability.

It is also worth highlighting the role of Fundação Bradesco, one of the largest private-sector social and basic education projects in Brazil and the world. The Foundation owns and runs 40 schools in underprivileged regions, providing high-quality education free of charge, in addition to free meals, school materials, uniforms and medical and dental care. In its 53 years of operations, 2.288 million students have attended its schools (3.452 million if other types of courses are included).

We would also like to take this opportunity to thank Mr. Márcio Artur Laurelli Cypriano for his invaluable contribution throughout his 10 years as the Bank’s CEO. Mr. Cypriano is stepping down for statutory reasons, but will remain on the Board of Directors. His successor, Mr. Luiz Carlos Trabuco Cappi, will receive our full support and we wish him a profitable and successful future in his new position.

Finally, we would like to express our sincere thanks to all our executives and employees for their decisive dedication and support and to our clients and shareholders for the trust they have placed in us.

Cidade de Deus, January 27, 2010

Lázaro de Mello Brandão
Chairman of the Board of Directors

We hereby present the consolidated financial statements of Banco Bradesco S.A. for the year ended December 31, 2009, prepared in accordance with Brazilian Corporation Law.

The year began with the worst possible forecasts for the global economy, but ended with consistent signs of recovery. The actual pace of recovery varied from country to country, accompanied by a lingering degree of uncertainty regarding the developed world, where the adjustments in progress may impose reduced consumption growth over the previous years’ levels. At the same time, we see challenges ahead related to the strong fiscal deterioration in these nations as part of the anti-cyclical response to the risk of an economic depression.

Brazil has successfully overcome the challenges imposed by the crisis. The adoption of anti-cyclical policies resulted in a decline in household consumption, the main component of GDP, but not nearly to the same extent as in previous periods of major turbulence. The decline in investments – temporarily interrupting the expansion cycle of the previous five years – is already showing unmistakable signs of a reversal thanks to reduced idle capacity, the favorable outlook for domestic demand and the opportunities arising from the World Cup and the Olympic Games, as well as from pre-salt oil exploration. Today, Brazil is one of the main destinations for direct investments by foreign companies.

The Brazilian economy is expected to record strong growth in 2010, mainly fueled by household consumption, which should accelerate, and by investments, which are expected to increase by around 20%. The improvement in the job market, borrowing conditions and consumer and business confidence in the last few months should be maintained in a sustainable manner.

Given the expected mismatch between supply and demand growth, the Selic basic interest rate will almost certainly move higher, although it should remain below pre-crisis levels. In fact, the increase in the Selic should be regarded as a normalization of monetary policy and should not act as an impediment to economic growth or reverse the structurally based tendency of a decline in the country’s real interest rates.

Bradesco would like to reaffirm its positive view of Brazil’s future and its continuing belief in universal access to banking services and social mobility, as well as the cumulative advances that should generate a higher level of sustainable economic growth.

The Bradesco Organization’s period highlights include:

• On March 10, the date of the 66th anniversary of Fundação Bradesco, Mr. Luiz Carlos Trabuco Cappi, who has been with the Organization for 40 years, was appointed CEO of the Bank, succeeding Mr. Márcio Artur Laurelli Cypriano, who had reached the statutory retirement age for this position, but who will remain on the Board of Directors.

• Also on March 10, an Extraordinary General Meeting approved the reverse split of the Bank’s common and preferred shares in the ratio of fifty (50) to one (1), with a simultaneous split of each share, after the reverse split, in the ratio of one (1) to fifty (50), according to their respective types, in order to adjust the shareholding structure, consequently reducing the Company’s costs and increasing the efficiency of the book-entry system.

• On June 3, Bradesco entered into a partnership with the Swedish-owned SEB - Skandinaviska Enskilda Banken to offer cash management solutions for its clients, thus increasing its global market presence.

• On June 4, Bradesco entered into an agreement with the controlling shareholders of Banco Ibi S.A. to acquire 100% of the latter’s capital stock. This transaction was part of the 20-year partnership agreement with C&A Modas Ltda. for the exclusive joint sale of financial products and services through the C&A retail chain. On October 29, a Shareholders’ Meeting was held to approve the merger of Ibi Participações, transforming it into a wholly owned Bradesco subsidiary.

• On June 30 and July 3 (supplementary lot), the Bank sold part of its interest in Cielo S.A. (formerly Visanet Brasil) through a Secondary Public Offering of Common Shares.

• On August 6, Bradesco won 8 of the 26 lots auctioned by the National Social Security Service (INSS) for the payment of new social security beneficiaries over the next 5 years as of 2010. The winning banks were authorized to provide these payments to retirees and pensioners for a 20-year period.

• On September 3, Bradesco was once again included in the NYSE’s Dow Jones Sustainability World Index (DJSI), which comprises the best companies in the world in terms of corporate governance practices and social and environmental responsibility.

• On September 16, Bradesco entered into an agreement with Banco Tokyo-Mitsubishi UFJ Brasil to expand collection services, thereby ensuring increasingly efficient and customized services for clients of both institutions.

• On October 18, OdontoPrev and Bradesco Dental entered into a partnership agreement to combine their dental plan sales operations. On December 23, meetings to resolve on merger of Bradesco Dental shares by OdontoPrev. In exchange, Bradesco Saúde S.A., Bradesco Dental’s parent company, holds 43.50% of OdontoPrev capital stock.

• On December 18, a Shareholders’ Meeting resolved to increase Bradesco’s capital using existing unencumbered reserves through a 10% share bonus program, attributing one (1) new share to each ten (10) existing shares of the same type. The operation was approved by the Central Bank of Brazil on December 30, 2009.

• On January 21, 2010, Bradesco entered into a Heads of Agreement with the controlling shareholders of Ibi Services S. de R. L. México (Ibi México) and RFS Human Management S. de R. L., to acquire all of the latter’s capital stock. Simultaneously, the business foresees a 20-year Partnership Agreement with C&A México S. de R.L. (C&A México), for the exclusive joint sale of financial products and services through C&A. This transaction is subject to the approval by the competent authorities.

1. Net Income for the Year

Bradesco’s 2009 results and the creation of value for its shareholders confirmed its excellent performance in a scenario marked by reduced economic turbulence and the beginnings of a recovery. A detailed analysis of the origin and evolution of these figures can be found in the Economic and Financial Analysis Report on the Company’s website www.bradesco.com.br/ri.

R$8.012	billion in Net Income for the year, corresponding to earnings per share of R$2.34 and an annualized Return on Average Equity of 21.41%(*). The annualized Return on Average Total Assets stood at 1.66%, compared to 1.93% in the previous year.

R$2.718	billion was allocated to shareholders in the form of monthly, interim and supplementary Dividends and Interest on Equity, which was included in the calculation of the mandatory dividend. Thus, R$0.917558 (R$0.809437 net of withholding tax) was attributed to each preferred share, which includes the additional 10%, and R$0.834144 (R$0.735853 net of withholding tax)was attributed to each common share. Dividends and interest on equity represented 35.71% of adjusted net income for the year (31.51% net of withholding tax).

Taxes and Contributions

A substantial proportion of the Bradesco Organization’s earnings, in direct proportion to its volume of operations, was paid to the federal government.

R$7.743	billion in taxes and contributions, including social security contributions, paid or provisioned in the year.

Taxes withheld and collected related to financial intermediation totaled R$ 5.802 billion.

2. Corporate Strategy

Brazil safely overcame the turmoil triggered by the most recent global crisis, suffering no undue difficulties and gaining the respect and confidence of the market in the process.

This scenario of economic stability, which points to consistent growth in 2010, favors the creation of jobs and increased household income, as well as the expansion of credit, particularly in the real estate sector, where demand offers substantial leverage potential, thanks to the regulations protecting the National Financial System and the stimulus provided by the federal government’s various social programs.

Based on such values as respect, ethical conduct and transparency, Bradesco is determined to consolidate its leading presence in Brazil’s economy, demonstrating its strength and unique ability as a financial broker, fostering investments, democratizing credit, expanding its range of products, services and solutions, and promoting banking inclusion and social mobility.

Bradesco aims to do everything possible to cement even closer ties with its clients. Present in every Brazilian municipality, the Bank focuses on the domestic market and is fully equipped to offer a broad range of products and services through its nationwide customer service network comprising 37,476 branches, service points, Banco Postal outlets and Bradesco Expresso outlets, in addition to 37,476 ATMs (30,657 in the Bradesco Dia&Noite network and 7,300 in the Banco24Horas network), not to mention the Internet Banking and Fone Fácil convenience channels. As a result, the Bank is ideally positioned to expand its client base, underpinned by trust in the Bradesco brand and the best corporate governance practices. Aiming to provide greater support to the regional branches and their management teams, the Bank has created 15 Regional Divisions in strategic locations around the country.

For developing related products, Bradesco will continue to use the existing business platforms in its operational segments, such as investment banking, capital market, private banking and fund management operations, among others, through Bradesco BBI; investments in the high-income segment in the credit card market through Amex; and the insurance, private pension plan and savings bond areas through Grupo Bradesco de Seguros e Previdência.

In 2009, in order to continue growing, Bradesco invested R$3.457 billion in infrastructure and information technology, aiming to ensure that its IT framework is always equipped with the best available practices and technologies in preparation for the decades ahead. The IT Enhancement Project, most of which was concluded in 2009, will make the Bank a global benchmark for banking technology, providing a rapid, easy-to-use and secure platform fully capable of coping with expected growth in the coming years. It also invested heavily in staff training programs in order to ensure a motivated, innovative and client-focused workforce.

Social and environmental responsibility initiatives play a significant role in the Bradesco Organization’s strategic planning, going well beyond mere philanthropy to become an integral part of its corporate culture.

In this ample area, there are three existing pillars which will be maintained as priority targets:

a) to grow organically, always alert to potential acquisitions, associations and partnerships, fully committed to maintaining secure, high-quality products, solutions and services, and always seeking to improve the Operating Efficiency Ratio;

b) to identity and evaluate the inherent risks of its activities, applying adequate controls and acceptable levels of risk to each operation; and

c) to operate in partnership with the capital markets, conducting its business with total transparency, the highest ethical standards and adequate compensation for investors.

3. Operating Efficiency Ratio – IEO

The Organization adopts the activity-based costing method (ABC) to calculate the cost of products and services, aiming to continually improve the criteria for establishing and negotiating fees for the Performance Management and Decision Support (GDAD) system and to evaluate client profitability, ensuring a secure basis for permanent rationalization analyses.

The activity-based management method (ABM), which is gradually being implemented, adopts a pro-active approach to controlling costs, ensuring rapid progress, including in the identification of opportunities, integrating operating performance with strategic goals while at the same time improving processes.

Increased revenues, the rigorous ongoing control of administrative expenses and the efficient capture of synergies from acquisitions are all positively reflected in the IEO.

41.02%	Operating Efficiency Ratio at the close of 2009, versus 43.33% in 2008 and 43.10% in 2007.

Integrated Management System

The integrated management system, mySAP Business Suite, which has been operational throughout the Organization since 2006, facilitates the interchange of information flows between the various departments and affiliated companies.

More than 85 thousand employees have participated in on-site training and e-learning programs, achieving excellent results in the human resources, training, accounts payable, fixed assets, purchases, accounting and financial statement consolidation, work management, maintenance and audit processes already in place.

Interacting with a set of applications in a single database enhances information security and improves data quality, organization and availability, resulting in heightened process optimization, integration and control.

4. Capital and Reserves

R$26.500	billion in Capital Stock at year-end.

R$15.254	billion in Equity Reserves.

R$41.754	billion in Shareholders’ Equity, up 21.89% in relation to the prior year, equivalent to 8.41% of Consolidated Assets of R$ 506.223 billion. Book Value per Share totaled R$ 12.21.

On December 18, an Extraordinary General Meeting resolved to increase the Bank’s capital stock from R$ 24.500 billion to R$ 26.500 billion, using part of the balance of the “Profit Reserves – Statutory Reserves” account, by means of a 10% share bonus program, attributing one (1) new share to each ten (10) existing shares of the same type, through the issue of 311,553,258 new registered, book-entry shares with no par value, 155,776,637 of which common and 155,776,621 preferred. Consequently, the Bank’s capital stock will be distributed as follows: 3,427,085,833 registered, book-entry shares with no par value, 1,713,543,005 of which common and 1,713,542,828 preferred.

The Capital Adequacy Ratio stood at 17.75% in the consolidated financial result and 17.83% in the consolidated economic and financial result, considerably higher than the 11% minimum established by National Monetary Council Resolution 2,099 of August 17, 1994, in conformity with the Basel Committee. In relation to Consolidated Reference Assets, the fixed asset ratio (maximum of 50%, according to the Brazilian Central Bank) was 18.63% in the consolidated financial result and 45.68% in the consolidated economic and financial result.

Bradesco’s Subordinated Debt at year-end amounted to R$ 23.104 billion (R$ 3.779 billion abroad and R$ 19.325 billion in Brazil), R$ 10.951 billion of which considered eligible as capital and included in level II of the Reference Assets adopted when calculating the ratios in the previous paragraph.

Pursuant to Article 8 of Brazilian Central Bank Circular Letter 3,068 of November 8, 2001, Bradesco declares that it possesses sufficient financial capacity and plans to hold to maturity those securities classified under “held-to-maturity securities”.

5. Operating Performance

5.1. Funding and Asset Management

At the close of the year, funds raised and managed totaled R$702.065 billion, 17.48% more than the previous year. All in all, the Bank manages R$ 20.910 million in checking accounts and is responsible for 17.73% of the Brazilian Savings and Loan System - SBPE.

R$284.346	billion in demand deposits, time deposits, interbank deposits, other deposits, open market and savings accounts;

R$247.700	billion in assets under management, comprising investment funds, managed portfolios and third-party fund quotas, 32.35% up on the same period in the previous year;

R$86.411	billion in the exchange portfolio, borrowings and onlendings, working capital, tax payment and collection and related charges, funds from the issue of securities and subordinated debt in Brazil, and other funding.

R$75.572	billion in technical provisions for insurance, supplementary private pension plans and savings bonds, a 17.01% improvement over the year before.

R$8.036	billion in foreign funding, through public and private issues, subordinated debt and the securitization of future financial flows, equivalent to US$ 4.615 billion.

5.2. Loan Operations

Supported by the credit democratization strategy and the continuing expansion and diversification of its funding, Bradesco increased its volume of operations, including through direct financing and partnerships with market agents, as well as individual lines, such as payroll-deductible loans through its extensive branch, service point and Banco Postal network, and the Customer Service Center 0800 Loans.

R$228.078	billion in consolidated loan operations at year-end, including advances on exchange contracts, sureties and guarantees, credit card receivables and leasing, up 6.78% in the period.

R$16.313	billion in the allowance for doubtful accounts.

Mortgages

This area is characterized by a substantial volume of operations, given Brazil’s huge size and potential demand for millions of homes. Bradesco’s mortgage portfolio reflects its priority commitment to meeting the demands of homebuyers and giving added momentum to the construction industry, which is a major generator of jobs and a driver of social and economic development. Properties for sale by partner developers and brokers can be consulted on the website www.bradescoimoveis.com.br, which is an important tool in the mortgage portfolio’s growth process. An operating agreement entered into with members of SECOVI SP (the São Paulo State Housing Association) on September 24, 2009, provides for the disbursement of R$1 billion in housing loans by Bradesco over the next five years.

R$4.707	billion in total funds allocated to this area, enabling the construction and acquisition of 34,627 properties.

Onlending Operations

By November 2009, Bradesco was responsible for 15.67% of BNDES onlending operations, equivalent to R$ 7.960 billion and 69,755 contracts, 2.05% more than last year. With R$ 3.569 billion and a 17.55% share of the entire system, the Bank was the country’s leading onlender to micro, small and midsized businesses for the seventh consecutive year.

R$16.014	billion in the onlending portfolios with internal and external funds at year- end, mainly allocated to micro, small and midsized businesses. The number of contracts totaled 126,950.

R$4.171	billion in guarantees provided to the BNDES, with R$ 1.308 billion contracted in the year.

Rural Loans

Maintaining the vigorous pace of financing initiatives for crop production, processing and sale, Bradesco is the traditional partner of the agriculture and cattle-raising sector, supporting the opening of new business fronts and helping boost the quality and yield of Brazil’s agricultural products, as well as offering support for domestic market supply and export growth. It created the www.bradescorural.com.br website to provide the sector with information on agribusiness and loan products and services.

R$11.968	billion in investments at year-end, representing 148,529 operations.

Consumer Financing

The Bank has a substantial share of consumer financing operations geared towards the acquisition of new and used vehicles, including through partnerships, helping create jobs and income and improve the generation and circulation of wealth.

In association with the Programa Floresta do Futuro Fundação SOS Mata Atlântica (Fundação SOS Mata Atlântica Forest of the Future Program), it also promotes the Ecofinancing line, a social and environmental responsibility initiative which involves the planting of native tree seedlings for each financed vehicle, aiming to reduce the impact of atmospheric greenhouse gas emissions.

R$65.296	billion in consumer financing operations.

Lending Policy

Bradesco’s lending policy is based on businesses that demonstrate diversification and low concentration, are backed by appropriate guarantees and involve individuals and companies in good standing with proven payment capacity. Operations are carried out rapidly, securely and profitably, ensuring quality and liquidity in asset investments.

Lending authorization limits are imposed on each branch in line with their size and the type of guarantee in order to minimize risks. Specialized credit scoring systems with specific security standards are employed to speed up and support the decision-making process. Loans that go beyond branch authorization limits are centralized, analyzed and resolved by the Executive Credit Committees of the Organization’s companies.

Loan Portfolio Quality

The quality of the 2009 loan portfolio recorded a slight decline over the previous year due to increased delinquency, reflecting the economic impact of the global financial crisis. As of September, however, there was a substantial improvement in the quality of loans to new borrowers, thanks to the constant fine-tuning of the credit approval and monitoring models, as well as the improved economic scenario.

5.3. Loan Collection and Recovery

With differentiated negotiation policies and terms, the Bank employs specific initiatives for the recovery of overdue loans via the collection center, bank payment slips, the internet, friendly collection companies and court collection offices.

R$3.310	billion was recovered in the year from losses and the renegotiation portfolio.

6. International Area

Through its own branches in New York, London, Grand Cayman, Nassau, Buenos Aires, Tokyo, Hong Kong and Luxembourg, as well as an extensive network of international correspondent banks, the Bradesco Organization offers a diversified line of products and services to a wide range of markets. In Brazil, the Foreign Trade and Exchange area maintains 12 specialized units and a further 13 exchange platforms.

R$5.603	billion in Advances on Exchange Contracts at year-end, from a total Export Financing Portfolio of US$ 10.944 billion, up 43.12% on the previous year.

US$2.805	billion in Foreign Currency Import Financing.

US$37.870	billion in Export Purchases, up 11.70% on 2008, with 25.20% market share.

US$24.715	billion in of Import Contracting, 10.30% more than the previous year, with a market share of 18.40%.

US$1.407	billion in medium and long-term public and private offerings on the international market.

7. Bradesco Shares

Highly liquid, Bradesco’s shares were traded in every trading session on the BM&FBovespa - Securities, Commodities and Futures Exchange. It is particularly worth mentioning the preferred shares, which accounted for one of the highest shares of any component of the Ibovespa Index, with an end-of-year weighting of 3.63% . In 2009 as a whole, the common shares appreciated by 56.41% and the preferred shares by 65.49% . Abroad, the Company’s shares are traded on the New York Stock Exchange through level 2 ADRs (American Depositary Receipts) and on the Madrid Stock Exchange as part of the Latibex Index.

In addition to the Ibovespa, Bradesco’s shares are included in all the Brazilian stock exchange indices in which financial sector companies can be listed, including the Corporate Sustainability Index (ISE), the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), the Brazil Indices (IBrX and IBrX50, for the most-traded shares), and the Mid-Large Cap Index (MLCX). Bradesco is also listed on the NYSE’s Dow Jones Sustainability World Index and the Madrid Stock Exchange’s FTSE Latibex Brasil Index.

R$39.701	billion in annual traded volume on the Bovespa, representing 126.022 million common shares and 1.285 billion preferred shares.

US$34.326	billion in annual traded ADR volume on the NYSE, representing 2.333 billion preferred shares.

EUR18.217	million in annual traded DR volume in the European market (Latibex, Madrid), representing 1.891 million preferred shares.

8. Market Segmentation

Market segmentation groups together clients with a similar profile, with a focus on relationship quality, permitting differentiated service and greater speed and increasing productivity gains. It also ensures greater flexibility and competitiveness in the execution of the business strategy, enabling operations to be structured for individuals or companies in terms of quality and specialization.

8.1. Bradesco Corporate

Bradesco Corporate specializes in services for large economic groups with annual revenues of more than R$350 million. It maintains business units in Brazil’s main cities, developing initiatives whose most important characteristic is long-term relationships, resulting in the best solutions for clients and the Organization.

R$185.587	billion in total funds managed by the area, comprising 1,213 economic groups.

8.2. Bradesco Empresas (Middle Market)

A specialized relationship structure, with a broad portfolio of products and services, targeting economic groups with annual revenues of between R$30 million and R$350 million.

R$58.418	billion in total funds managed by the area, comprising 27,987 economic groups in all sectors of the economy.

8.3. Bradesco Private Banking

Geared towards individuals with a net minimum of R$2 million to invest, Bradesco Private Banking offers an exclusive line of customized products and services, including advice on financial asset allocation, portfolio management services and tax and succession guidance. Private Banking clients can take advantage of Bradesco’s facilities in Brazil, Luxembourg, New York and Grand Cayman.

8.4. Bradesco Prime

Bradesco Prime provides customized products and services and complete financial advice for individuals with a monthly income of R$6 thousand or more or an investment capacity of more than R$70 thousand. In addition to an exclusive customer service network, at the end of 2009 there were 259 Prime branches nationwide, specially designed to ensure privacy and comfort for 419,250 thousand clients.

8.5. Bradesco Varejo

With a consolidated nationwide presence, Bradesco’s retail banking segment maintains a strategic field of operations, preserving the Company’s open-door policy as it strives to promote banking inclusion and social mobility on a daily basis in order to meet the needs of all sections of the population with commitment and quality. It does everything possible to democratize banking products and services in order to reach the largest possible number of companies and individuals in all regions of the country, including the least developed ones, combining the interests of the Bank and Brazilian society as a whole. In December 2009, this segment provided services to more than 20 million account holders.

8.6. Banco Postal

Providing support to Bradesco clients throughout Brazil and a source of progress for local communities, especially in areas where there is no banking network, this successful partnership between Bradesco and the Brazilian Postal Service is also an important and dynamic economic driver through the provision of financial products and services. Since its inception in 2002, 5,183 municipalities in all regions of the country have gained access to these services.

8.7. Bradesco Expresso

Through a partnership with various establishments, including supermarkets, drugstores, department stores, bakeries and other retail outlets, Bradesco Expresso provides clients and users with convenient service close to their home or workplace. On December 31, there were 20,200 accredited establishments.

9. Products and Services

9.1. Bradesco Cards

Bradesco operates with the most complete line of credit cards in the market, including Visa, American Express, MasterCard and private label cards, the latter for exclusive use in associated networks.

The success of the partnership with American Express Company is underlined by the expansion of the Amex card base, whose operations are now run by Bradesco. The Bank is also responsible for related activities in Brazil, including the exclusive issue of Centurion cards for a minimum 10-year term, the Membership Rewards Program and the management of Amex’s accredited merchants.

The private label segment was strengthened recently by the acquisition of Ibi Participações and the partnership with C&A Modas for the exclusive joint sale of financial products and services in C&A stores. The Bank also has agreements with Drogasil, O Boticário, Colombo, Luigi Bertolli, Casas Bahia, LeaderCard, Comper, Carone, Dois Irmãos, G. Barbosa, Coop, Panvel and Lojas Esplanada.

In 2009, Bradesco launched the Cartão Preferencial Gold (Gold Prime Card) and also entered into an agreement with Gol Linhas Aéreas Inteligentes, in a partnership with another issuing company, to launch the Smiles Bradesco international co-branded card, which will allow clients to accumulate mileage in Gol’s loyalty program.

With Visa International and other issuers, Bradesco took an active part in the distribution of Visa Vale Cards in the voucher-benefit segment.

Since 1993, this area has been promoting social and environmental initiatives, transferring a portion of annual card fees to philanthropic entities, including SOS Mata Atlântica, AACD, APAE, Casas André Luiz and the Cartão Amazonas Sustentável cards.

R$55.303	billion in revenues from credit cards, up 18.41% on the previous year.

132.854	million credit and debit cards in circulation (79.557 million credit cards and 53.297 million debit cards), 59.60% more than in 2008.

R$21.878	billion in loans generated by the card business, comprising loans to cardholders, advances to merchants and financing for cash and installment purchases, exceeding the year-end 2008 balance by 37.23%.

R$3.423	billion in fee income, mainly commissions on debit and credit card purchases and other fees.

9.2. Receipt, Payment and Collection Solutions

In order to generate gains from the management of accounts receivable and payable and achieve more rapid and efficient collection, Bradesco offers solutions based on advanced technology and innovative processes to companies, public utilities and government authorities at the federal, state and municipal level, as well as providing a complete benefit reception structure for INSS retirees and pensioners.

Authorized Direct Debit (DDA), a new service implemented in 2009, revolutionized the collection system by eliminating the issue of payment slips. Transactions are 100% electronic providing clients with more convenience and security.

106.090	million documents received pertaining to federal, state and municipal taxes and other contributions.

244.317	million documents received pertaining to electricity, water, gas and phone bills, 53.201 million of which paid via automatic debit from checking and savings accounts, a highly convenient system for clients.

616.853	million receipts via Bradesco on- line collection, check custody, identified deposits and OCT (credit order by teleprocessing) services.

256.606	million payment operations through Pag-For Bradesco systems – book payment to suppliers, Bradesco Net Empresa and PTRB – electronic payment of taxes, allowing companies to manage their accounts receivable.

5.308	million INSS retirees and pensioners, 19.62% of total INSS beneficiaries, making Bradesco the biggest beneficiary payment agent among Brazil’s private banks.

9.3. Share, Custody and Controllership Services

Appropriate infrastructure and specialized professionals enable Bradesco to offer a broad range of solutions and services to the capital markets, such as qualified custody (domestic and international markets), controllership of managed funds and portfolios, structured funds, offshore funds, fiduciary management of investment funds, DRs-Depositary Receipts, BDRs-Brazilian Depositary Receipts, representation for foreign investors, asset bookkeeping, agent bank servicers, depository services (escrow accounts, trustee services) and clearing services. According to ANBIMA’s asset custody rankings, Bradesco has led the domestic segment since April 2007.

Custody, Controllership and Fiduciary Administration of Third-Party Funds

R$562.919	billion in investment fund, portfolios and DRs under custody, according to the methodology adopted for the ANBIDA ranking.

R$625.092	billion in funds and portfolios using controllership services, according to the methodology adopted for the ANBIDA ranking.

R$126.230	billion in third-party investment funds under the fiduciary management of BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

13	registered DR programs, with a market capitalization of R$84.652 billion.

Asset Bookkeeping

236	companies comprising Bradesco’s book- entry share system, totaling 3.038 million shareholders.

93	companies comprising Bradesco’s debenture bookkeeping system, with a current value of R$126.305 billion.

124	investment funds comprising Bradesco’s quota bookkeeping system, with a current value of R$15.701 billion.

3	registered BDR programs, with a market capitalization of R$155.223 million.

10. Organizational Structure - Bradesco Customer Service Network

The Customer Service Network of Bradesco Organization, which is Brazil’s largest, with a presence in all of the country’s municipalities and in several locations abroad, is structured to meet high standards of efficiency and quality.

In November 2009, the Bank inaugurated its branch in Heliópolis, the largest low-income community in the city of São Paulo, becoming the first bank ever to install a branch in the community; and in December, it inaugurated the world’s first floating bank branch, installing an Advanced Service Branch (PAA) inside a vessel that travels a route of approximately 1.6 thousand kilometers on the Solimões River in the state of Amazonas. By taking financial products and services to areas without banking services, Bradesco leverages local commerce and economies and fosters greater economic and social development in the country.

With 37,476 outlets, the Network was distributed as follows on December 31:

6,015	Branches, PABs (Banking Service Branch) and PAAs (Advanced Service Branch) in Brazil (Branches: Bradesco 3,429, Banco Bradesco Financiamentos (former Banco Finasa BMC) 20, Banco Bankpar 2, Banco Bradesco BBI 1, Banco Bradesco Cartões 1, Banco Alvorada 1; PABs: 1,190; and PAAs: 1,371);

4	Branches Overseas, with 1 in New York, 2 in Grand Cayman and 1 in Nassau in the Bahamas;

7	Subsidiaries Overseas (Banco Bradesco Argentina S.A. in Buenos Aires, Banco Bradesco Luxembourg S.A. in Luxembourg, Bradesco Securities, Inc. in New York, Bradesco Securities UK Limited in London, Bradesco Services Co., Ltd. in Tokyo, Cidade Capital Markets Ltd. in Grand Cayman, and Bradesco Trade Services Limited in Hong Kong);

6,067	Banco Postal Branches;

20,200	Bradesco Expresso service points;

1,551	PAEs - Electronic Service Branches in Companies;

3,577	External Terminals of the Bradesco Dia&Noite (Day&Night) ATM network and also 6,486 Terminals of the Banco24Horas ATM network; and

55	Branches of BF Promotora de Vendas (Bradesco Financiamentos), acompany with a presence in 22,639 car dealerships.

Functional and comfortable environments, a wide array of equipment, expanded working hours and modern ATM terminals assure that Bradesco’s bank branches operate smoothly and flexibly, saving time for checking account holders and other users. At Bradesco Prime and Bradesco Corporate (middle market) branches, clients receive customized services and complete and specialized financial advisory services.

With 30,657 machines, of which 30,123 also operate on weekends and holidays, the Dia&Noite ATM Network is distributed in strategic locations across the country, providing quick and convenient access to a wide range of products and services. At the 7,300 terminals of the Banco24Horas ATM network, which are distributed across 6,486 services point, Bradesco clients can also make withdrawals, obtain statements, check balances, contract loans and transfer funds between accounts. In 2009, the ATM networks of the Bradesco Dia&Noite and Banco24Horas were used to carry out 2.073 billion transactions.

Bradesco is a pioneer in Brazil in the use of the biometric scanning system “Bradesco Security in the Palm of Your Hand”, which allows clients to be identified by reading the vein patterns in the palm of their hand and serves as a complementary password for ATM users. The technology is currently available on 11,071 terminals, with 27.991 million uses registered by the end of the year.

In addition to equipment adapted for users with physical and visual handicaps, the Bank also makes available Internet Banking services, bank statements in Braille or with large fonts for people with visual impairments, as well as personal service in digital language via the Fone Fácil telephone services for those with hearing impairments.

With 68 last-generation websites (48 of institutional and 20 for transactions), the Bradesco Portal provides access to more than 11,010 million registered users from any place in the world, offering 916 types of operations, always drawing on the security provided by Bradesco’s security key system (electronic and card). In 2009, 1,812 billion transactions were carried out over the Internet.

The Bank hosts all of its products at the website www.bradesco.com.br and also maintains special websites for clients in the Bradesco Prime, Private, Middle Market and Corporate segments.

Corporate clients are served by the portal Bradesco Net Empresa, which has comprehensive security for banking transactions based on digital certificates and electronic signatures. The 680,877 companies connected carry out 211,071 million transactions in 2009, optimizing the financial management of their businesses, choosing from 400 types of operations, such as transfers between checking and savings accounts, payments, collections and file transfers.

The Bank provides products and services to the executive, legislative and judicial branches at the federal, state and municipal levels via the website Bradesco Poder Público, which offers solutions for making payments and receiving taxes and fees. Government clients may also access services via Bradesco Net Empresa.

At ShopCredit, a website specializing in Loans and Financing Lines, both individual and corporate clients have access to detailed information on Bradesco’s complete credit portfolio, including simulators for calculating personal loans, overdraft facilities, consumer credit, leasing, mortgages, rural loans, Finame financing lines, auto insurance and other products.

The website Bradesco ShopInvest allows users to monitor financial markets, invest in stocks, receive online quotes, make investments and redemptions, simulate calculations, contract private pension plans, invest in savings bonds and much more.

The mobile technology of the channel Bradesco Celular allows clients to pay bills, make fund transfers, recharge mobile handsets and consult balances and other information on products and services. In 2009, 5,549 million transactions were carried out via this mobile channel.

In 2009, the Fone Fácil Bradesco channel received 406,281 million calls and carried out 456,110 million transactions, effectively expanding the range of new opportunities for conveniently and securely conducting business, receiving information and using banking products and services.

The daily average of 15,391 million transactions carried out by clients and users, of which 2,406 million were carried out at bank tellers windows and 12,985 (84.37%) via the various convenience channels, attests to the capacity and efficiency of this vast and integrated structure. The transactions carried out via convenience channels were led by the Dia&Noite ATM, Internet Banking and Fone Fácil channels.

11. Bradesco Companies

11.1. Insurance, Private Pension and Savings Bonds

With a history marked by financial solidity and product innovation in insurance, private pensions and savings bond, Grupo Bradesco de Seguros e Previdência continues to lead among the conglomerates operating in these sectors in Latin America.

R$2.723	billion in Net Income in the insurance, private pension and savings bond business in 2009, with Return on Average Equity (ROAE) of 27.10%.

R$11.127	billion in Shareholders’ Equity, for growth of 26.85% in relation to 2009.

R$92.108	billion in Total Assets.

R$83.733	billion in free investments and for covering Technical Provisions.

R$26.333	billion in revenue from insurance premiums, private pension plan contributions and revenue from savings bonds.

R$17.720	million in indemnifications, drawings and redemptions paid by Bradesco Seguros e Previdência in the fiscal year

11.2. BEM – Distribuidora de Títulos e Valores Mobiliários

Highly specialized in the fiduciary management of third-party funds in the institutional segment.

R$73.062	billion under management on December 31, distributed across 465 investment funds and a total of 5,777 investors.

11.3. Leasing Bradesco

A leader in its market and specializing in operating agreements with large manufacturers and resellers, Bradesco focuses on operations involving vehicles, aircraft, machinery and equipment. The strong performance of this operation is supported by its full integration with Banco Bradesco’s Branch Network.

R$21.468	billion in balance invested onDecember 31, 2009, with 245,591operations contracted in the year.

793,970	leasing agreements in force at year-end, demonstrating the low concentration in this business.

11.4. Bradesco Administradora de Consórcios

Bradesco Consórcios maintains its leadership in all the purchasing consortium segments in which it operates, including properties, vehicles, trucks/tractors, which reflects its continuous and concerted efforts, the support of Bradesco’s customer service network and the security of the Bradesco brand.

395,183	active quotas at year-end, with 188,755 new quotas sold.
R$18.636	billion in revenue.

11.5. Banco Bradesco Financiamentos S.A.

Seeking to improve the efficiency and recognition of the Bradesco brand, the Bank repositioned the brands Finasa and BMC, which today are known as Bradesco Financiamentos and Bradesco Promotora, respectively. The operations under these brands are supported by a unique performance strategy and complement the financial product distribution network of the Bradesco Organization.

As a result of this new positioning, Banco Finasa BMC is now called Banco Bradesco Financiamentos.

Bradesco Financiamentos specializes in vehicle financing and leasing, offering consumer credit, leases and other solutions to both Bradesco account holders and the general public, using own funds or onlending facilities. It operates through an extensive accredited network of approximately 23,000 partners nationwide, which is formed by dealerships of passenger vehicles, light- and heavy-duty commercial vehicles and motorcycles.

Bradesco Promotora focuses on extending payroll-deductible loans to retiree and pension beneficiaries of the INSS social security system, government employees, military personnel, employees of accredited private companies, as well as the sale of related products (insurance, savings bonds, cards, consortium plans, etc.) to both account holders and the general public.. With over 670 correspondent banks, Bradesco Promotora already operates in partnership with 2,000 Bradesco retail branches.

R$703.268	million in Net Income in 2009.

R$60.998	billion in Consolidated Assets.

R$27.733	billion in the Loan Portfolio.

11.6. Banco Bradesco BBI S.A.

BBI, the investment bank of the Bradesco Organization, carries out transactions involving equities, fixed-income instruments, structured operations, mergers and acquisitions, project finance and private equity. It also is the controller of the operations of Bradesco Corretora de Títulos e Valores Mobiliários, Ágora Corretora de Títulos e Valores Mobiliários, BRAM - Bradesco Asset Management and Bradesco Securities Inc.

During the year, it coordinated deals that represented 38.62% of the volume of issues registered at the Securities and Exchange Commission of Brazil (CVM), attesting to its expertise in identifying the best alternatives for capitalizing companies and expanding their businesses, complemented by high-end services for investors.

R$24.064	billion in deals coordinated in 2009, which included issues of primary and secondary shares, debentures, promissory notes and mortgage- backed securities.

BRAM - Bradesco Asset Management S.A. DTVM

BRAM provides services to several segments, such as Bradesco Prime, Bradesco Empresas, Corporate, Private, Retail and Institutional Investors, drawing on its extensive experience and specialization, and holding a prominent position in the asset management industry.

R$174.638	billion in assets under management on December 31, distributed across 495 investment funds and 209 managed portfolios, and reaching 3,164 million investors.

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

With more than 40 years of tradition and efficiency in the capital markets, Bradesco Corretora is structured to serve clients nationwide and is one of Brazil’s most active brokerage firms.

To encourage greater participation by small investors in the stock market, it facilitates the purchase and sale of shares on the stock exchange in small lots, and the intermediation of public offerings through computer terminals located at Bradesco bank branches, using the exclusive Automatic Stock Trading System (SANA).

Through its 21 Stock Investor Lounges located in various cities across Brazil, it provides financial advisory services to clients that trade on the BM&FBOVESPA.

With substantial market share in the stock and futures markets, Bradesco Corretora was the first brokerage firm to make available to clients Direct Market Access (DMA), which is a pioneering service for routing orders via computer, allowing investor to place buy and sell orders directly in the derivatives markets on the BM&FBOVESPA.

It excels in providing investment and economic analyses to clients, and covers a broad universe of companies and sectors. It also represents in Brazil non-resident investors in the financial and capital markets, for the administration of investment clubs and for custody services for non-institutional companies and individuals.

The Direct Treasury Program allows individuals to invest in federal government securities over the Internet, by simply registering at Bradesco Corretora via the website www.bradesco.com.br, in the Investments section.

In September 2009, Bradesco Corretora received from the BM&FBOVESPA, through its Operational Qualification Program, the 5 Qualification Seals in the BM&F Segment (commodities and futures), which ratify the excellence and security offered by its operations in the futures market.

R$77.809	billion in financial trading volume on the stock market of the BM&FBovespa in 2009, corresponding to 3,466,477 orders to buy and sell stock provided to 161,867 investors.

4,185	million contracts traded on the derivatives market of the BM&FBovespa, for financial trading volume of R$ 364,238 billion.

R$28.160	billion in financial trading volume via the Home Broker Internet trading system, corresponding to 2,349,404 orders to buy and sell stock.

78,146	clients registered in the Fungible Custody Portfolio at year-end 2009.

Ágora Corretora de Títulos e Valores Mobiliários S.A.

With a highly qualified and experienced team, Ágora Corretora handles all types of operations on the BM&FBovespa, specializing in equity investments and products tailored to the various investor profiles, as well as investment funds, direct treasury services, investment clubs and managed portfolios. Since 2002, it is the market leader in online stock trading services to individuals (Home Broker).

The relationship with its clients is marked by intense interactivity, which includes daily forums, chats and video chats on a variety of issues involving the stock market. Through the site www.agorainvest.com.br, clients gain access to exclusive content, such as sector and company reports, recommended portfolios and extensive programming on Ágora TV, where its team of economists provides daily analyses of the market openings and closings in Brazil, the United States and Europe, as well as programs on company analyses and interviews with representatives of major corporations.

R$73.274	billion in financial trading volume handled by the Home Broker system, corresponding to 1,840,039 orders to buy and sell stock.

Overseas Brokerages (Bradesco Securities, Inc. and Bradesco Securities UK Limited)

Bradesco Securities, Inc. in New York provides services to clients in the U.S. market and Bradesco Securities UK Limited based in London provides services to clients in the European market involving stock brokering through ADRs, as well as shares listed on the local stock exchanges. They also operate as broker-dealer in the distribution of public and private securities to international investors.

Private Banking

Individual clients with at least R$2 million to invest receive customized services provided by highly qualified and specialized professionals, as well as an exclusive line of products and services that are complemented by special advisory services in the area of asset allocation, tax issues and succession.

12. Corporate Governance

With a prominent presence in the capital markets, Bradesco stock has been listed on Brazilian exchanges since 1946, just over three years since the company’s founding. In 2001, its shares began trading on the New York Stock Exchange (American Depositary Receipts – ADR Level II) and on the Madrid Stock Exchange (Latibex), and in the same year it voluntarily adhered to the requirements of the Level 1 Special Corporate Governance Segment of the BM&FBOVESPA - Securities, Commodities & Futures Exchange.

The Fiscal Council, a non-permanent body, has been installed on an annual basis since 2002. The Annual General Meeting held on March 10, 2009 resolved to maintain the body, which is composed of three members and three alternate members, with terms of office lasting until 2010 and one member and one alternate member selected by the preferred shareholders.

In line with corporate governance best practices, in addition to 100% tag-along rights for common shareholders and 80% rights for preferred shareholders, Bradesco maintains an attractive Dividend Policy, guaranteeing a mandatory minimum dividend of 30% of adjusted net income, which is higher than the minimum percentage of 25% established by Federal Law 6,404/76. The preferred shares also assure their holders dividends 10% higher than the level attributed to the common shares. In recent years, the Bank has paid out percentages above the mandatory level of 30% provided for by its Bylaws.

Its Policy for Related Parties Transactions consolidates the Company’s procedures for transactions involving related parties, in accordance with the rules issued by regulatory agencies and seeking transparency in the process. The Policy for Disclosure of Material Events or Facts and the Policy for Trading in Securities Issued by Bradesco establish the highest standards of conduct for, primarily, its controlling shareholders and administrators.

In line with the guidelines of the Human Resources Management Policy, and with the objective of developing and enhancing the technical and personal capacities of its executives in order to ensure the continuous improvement of management processes, giving executives the knowledge they need and encouraging them to disseminate this knowledge throughout the organization, the Advanced Development Program was created in 2009, through which Bradesco provides leave to executives so that they can study for six months at top universities abroad.

During the period:

a) the Manual for Participating in General Meetings of Shareholders was made available;

b) the following Executive Committees were created:

• Risk Management of Grupo Bradesco Seguros and Previdência;

• Prevention of Money Laundering and Terrorism Financing of Bradesco S.A. Corretora de Títulos e Valores Mobiliários;

• Operational Affairs of Banco Bradesco BBI S.A.;

• Human Resources and People Management;

• Operations of Bradesco Corporate, Middle Market, Foreign Exchange - International Area, BBI and Brokerage;

• Credit Operations of Banco Bradesco Cartões S.A.; and

• Information Technology of Banco Bradesco Cartões S.A.

c) the Code of Ethical Conduct of Financial and Capital Market Professionals and the Code of Ethical Conduct of Accounting and Financial Management Professionals were reformulated, and the Code of Ethical Conduct of Grupo Bradesco Seguros and Previdência was instituted.

In addition to the AAA+ rating attributed by

Management & Excellence, making Bradesco the first Latin American banks to obtain the highest rating in the area of corporate governance, and the AA rating (Corporate Governance Best Practices) granted by Austin Rating, the Bank also became the first Brazilian company to receive, in 2009, the Golden Peacock Award for Excellence in Corporate Governance of the Institute of Directors in India, which recognizes transparency and excellence in corporate governance.

In accordance with CVM Rule 381, during the fiscal year, the Bradesco Organization neither contracted from nor rendered services to PricewaterhouseCoopers Auditores Independentes that were not related to the external audit in an amount exceeding 5% of the total cost of this audit. The policy adopted is in line with the principles of preserving the auditor’s independence, which are based on generally accepted international criteria, i.e., the auditor should not audit its own work, perform managerial duties at his client or promote its interests.

With the issue of CVM Rules 480 and 481 of December 7 and 17, 2009, respectively, Bradesco is adjusting its rules for providing Regular and Eventual Information and will disclose them to the market within the established time period.

12.1. Internal Controls and Compliance

Based on a policy defined and approved by the Board of Directors, the Organization also maintains up-to-date all components of the internal controls system in order to mitigate the potential losses caused by its risk exposure and to strengthen its corporate governance processes and procedures. The structure of the staff, with their absolute dedication, combined with the investments in technology and training, confirms that Bradesco’s management of internal controls and compliance are effective, comply with the regulatory requirements and is aligned with international standards.

The Organization’s process and system flows are continuously revaluated and tests to measure the effectiveness of existing controls are regularly conducted. The effort enjoys the full involvement of the Bank’s various areas, the Internal Controls and Compliance Committee and the Audit Committee, and generates reports that are submitted to the Board of Directors. This process is in line with the principal control frameworks, such as the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and the Control Objectives for Information and Related Technology (COBIT), which encompass the business and technology aspects, respectively, and also complies with the requirements of the Public Company Accounting Oversight Board (PCAOB) and of Section 404 of the Sarbanes-Oxley Act in the United States.

In compliance with Section 404 of the Sarbanes-Oxley Act, the design of the processes is adequate, with risks identified and controls evaluated. The compliance tests conducted did not identify any deficiencies compromising certification in the report dated December 31, 2008 that was filed at the Securities and Exchange Commission (SEC) in June 2009 jointly with the corresponding financial statements in US GAAP.

For the certification for fiscal year 2009, the tests already conducted have not identified any deficiencies that could jeopardize certification of the internal controls.

It is important to highlight the benefits at the corporate level from complying with above-cited law, which include disseminating the importance of a culture of control, improvements in the quality of operating and administrative processes, the robustness of the associated controls and improvements in requirements aimed at maintaining corporate governance best practices.

Prevention of Money Laundering and Terrorism Financing

The Organization maintains specific policies, processes and systems to prevent and/or detect the utilization of its structure, products and services for money laundering purposes or to finance terrorism. Meaningful investments are made in employee training, with programs in various formats, including informative brochures, videos, e-learning courses and on-site lectures for areas requiring these activities.

A multi-departmental commission evaluates the relevance of submitting suspicious or atypical cases to the proper authorities, regardless of whether the transaction has actually been made.

On a quarterly basis, the Executive Committee to Prevent Money Laundering and Terrorism Financing hold meetings to evaluate the progress of works and the need to adopt new measures, with a view to aligning the Organization’s Program to Prevent Money Laundering and Terrorism Financing to the rules issued by regulatory agencies and the best national and international practices.

Information Security

Composed basically of a set of controls involving security procedures, processes, organizational structures, policies and rules, Information Security seeks to protect data with respect to its confidentiality, integrity and availability.

The effective protection of information assets, which comprises databases, IT environments, documents, files, backup copies, controlled access to systems and data, and protection for data generation and transfer, as well as security management tools, are outlined in Bradesco’s Information Security Policy and Rules.

With the objective of maintaining the full compliance of internal controls and information systems, training and awareness programs and policy and rule reviews are implemented regularly, seeking the complete protection of restricted data and customer account data.

The Corporate Security Executive Committee, a non-statutory and permanent body with deliberative powers, meets on a quarterly basis to examine and approve guidelines, policies, measures and orientations that support the processes and procedures concerning Information Security at the Bradesco Organization.

12.2 Information Disclosure and Transparency Policies

To enhance its relationship with the market and provide it with as much transparent and quality information as possible, Bradesco distributes on a monthly basis the newsletter Cliente Sempre em Dia, with circulation of 400 thousand copies; on a bimonthly basis the publication PrimeLine, with circulation of 186 thousand copies; on a quarterly basis the newsletter Acionista Sempre em Dia, with circulation of 39 thousand copies; and the periodicals Revista Bradesco, with circulation of 25 thousand copies. Each year Bradesco also publishes its Management Report and Sustainability Report, and also publishes on its investor relations website www.bradesco.com.br/ri the Economic and Financial Analysis Report, which is a detailed compilation of the data most requested by its specialized readership.

12.3. Investor Relations – IR

Responsible for directly relating with individuals and companies in Brazil and abroad, the Investor Relations Department plays a fundamental role at Bradesco. Its transparency is beneficial for the market, enabling investors to form accurate assessments of the Bank, as well as for the company itself, which gains important insights into the opinions and performance of the financial community.

Shareholders, investors and market analysts can go to the Portuguese or English versions of the Investor Relations website at www.bradesco.com.br/ri to receive clear, timely and comprehensive information, which includes company profile, historical data, ownership structure, management reports, financial results, APIMEC meetings, as well as other information of interest to the financial market.

To better disclose the Bank’s performance during the year, 18 meetings sponsored by the Capital Market Professionals and Investors Association (Apimec) and the National Investors Institute (INI) were held during the year, of which 6 were broadcast live over the Internet, with these webcasts attracting a total of 18 thousand visitors.

An innovation in Brazil, Bradesco held the country’s first video chat to disclose its 2Q09 results. Also during the year, the Investor Relations Department held 160 internal and external meetings with analysts, 59 conference calls and 18 events abroad, and communicated 4,924 times with investors via the Fale com o RI (Contact the IR Department) service available on the website.

12.4. Bradesco Ombudsman

A natural evolution of Alô Bradesco (Hello Bradesco), a pioneering service created in April 1985, the Ombudsman Department created in 2005 features a dedicated director who serves as ombudsman to establish an open and direct dialogue with clients and users. The service also helps the Bank take more decisive action when defining its relationship strategies, underscoring its commitment to customer satisfaction and understanding trends in order to quickly implement procedures that are more compatible with new market demands. The Ombudsman responds to manifestations received via the Central Bank of Brazil, the consumer protection agency Procon, the press, letters and telephone.

Alô Bradesco was the first communication channel with the general public in the financial market, and five years before the issue of the new Consumer Defense Code was already effectively handling clients’ complaints and suggestions.

322,792 contacts registered in 2009.

13. Integrated Risk Management

The Bradesco Organization considers the integrated management and control of risks essential to its activities, using it to add value to its business by helping commercial areas plan their activities and maximize the use of own and third-party funds to benefit shareholders and the company.

The Bank approaches integrated risk management and control on an integrated basis, drawing on support from the various Statutory and Executive Committees. This approach promotes the continuous enhancement of controls and minimizes the existence of faults that could jeopardize the accurate identification, classification, evaluation and mitigation of risks.

13.1. Credit Risk

In line with best practices, credit risk management is a continuous and evolutionary process of mapping, measuring and diagnosing the models, instruments, policies and procedures in place, and requires a high degree of discipline and control when analyzing the operations carried out in order to preserve the integrity and independence of processes. The policies adopt special procedures for aspects such as concentration, approval, collateral and terms in order to not compromise the expected portfolio quality.

13.2. Market Risk

In accordance with the recommendations and rules of regulatory agencies, and in line with the best methodologies and models used in local and international markets, market risk is carefully monitored, measured and managed. The market risk management policy is conservative, with the limits for risks, results and exposure determined by senior management monitored daily on an independent basis.

13.3. Liquidity Risk

Liquidity risk management seeks to control the various mismatches in the settlement terms of rights and obligations, as well as the liquidity of the financial instruments used to manage the operations. Therefore, the liquidity policy approved by senior management involves the daily monitoring of the composition of available funds, the observance of the minimum liquidity level and the contingency plan for stress situations.

13.4. Operational Risk

The Organization, based on the dissemination of culture, availability of tools, disclosure of policies and implementation of corporate methodologies, considers the management of operating risk indispensable for creating value and obtaining qualification for an advanced model aimed at strengthening management practices and increasing operating efficiency.

13.5. Management of Business Continuity

The process of managing business continuity is dealt with on a corporate-wide basis and involves the activities that are essential to the Organization’s operations. This management is based on preparing plans that use methodologies and tools to formalize the actions to be adopted that will assure the recovery and continuity of business processes during crisis situations, in turn preventing or minimizing financial losses for the Organization, its clients and stakeholders.

13.6. Risk Factors and Critical Accounting Policies

Bradesco discloses risk factors and critical accounting practices, in accordance with international best practices in transparency and corporate governance and with US GAAP. These factors include the potential political and economic situations in local and international markets that could directly impact the day-to-day operations, and consequently the Bank’s financial situation.

14. Intangible Assets

Bradesco’s market capitalization based on its stock price at the end of the fiscal year was R$ 103.192 billion, which corresponds to 2.47 times its book value of R$ 41.754 billion. The sharp appreciation in the year of 57.90% reflects the market recovery and was driven by the gain in intangible assets, which, although not reflected on the balance sheet, are perceived and assessed by investors.

Bradesco’s strategic planning always seeks the best results, taking into account for the setting of realistic goals: the value of the Bradesco brand; the best practices for corporate governance and culture; the scale of its businesses; the many relationship channels that exist between the various publics and the Organization; an innovative information technology policy; the broad diversification of its products, services and solutions and the coverage and reach of its Customer Service Network, which is present in 100% of Brazil’s municipalities, as well as overseas; a dynamic and responsible policy for its social and environmental responsibility; a robust human resources policy that: a) provides a more solid relationship among all employees and consequently increases the level of mutual confidence; b) indicates the opportunities for valuing professionals and their development; c) substantially reduces the staff turnover rate and associated costs; and d) cultivates, at all levels, a long-term vision, which is inherently linked to sustainability.

14.1. Bradesco Brand

The Bradesco brand was considered the world’s 12th most valuable brand in the banking industry, based on a study conducted by the international consulting firm Brand Finance published in the special edition of The Banker magazine “Top 500 Global Financial Brands 2009”, which also ranked Bradesco the world’s 5th most valuable brand among retail banks. Bradesco was also considered the most valuable brand in Brazil for the third straight year by the specialized consulting firm BrandAnalytics/Millward Brown, based on a study conducted for the magazine IstoÉ Dinheiro. Bradesco was also the first and only Brazilian brand on the list of the 100 most valuable brands in the world compiled by the Financial Times. Bradesco also was the only bank to figure among the 10 Most Recognized Brands in Brazil, which was based on a survey conducted by Superbrands and sponsored by Brand Finance.

14.2. Human Resources

Motivation, qualification and commitment are the virtues that guide the Human Resources Management Policy of the Bradesco Organization, which confers vital importance to its human capital, regularly developing training and qualification programs for its professionals, which comprise 68,962 employees at Banco Bradesco and 16,110 employees at subsidiary companies. The training courses focus mainly on operating, technical and behavioral areas, seeking to serve all professionals' with the same quality standard, with the goal of offering diversified services marked by excellence.

Teams of specialized instructors supported by a robust infrastructure further the pursuit of knowledge in issues related to the needs of the market, the economic environment and the demands posed by technological advances.

TreiNet, which is the name of Bradesco’s e-learning training methodology, is an important and comprehensive initiative that allows the Organization’s employees to gain knowledge through distance learning. Since its creation in 2000, the training program has been used over 4.700 million times.

To keep abreast of the latest developments, managerial development programs are also administered through specialization courses, including at the graduate level, in the fields of economics, business administration and law, in partnership with consultancies, universities and business schools.

At the end of the year, the assistance benefits aimed at improving the quality of life, wellbeing and safety of employees and their dependents benefited 184,711 lives. These included:

• Healthcare plans;

• Dental plans;

• Private pension and retirement plans;

• Group life and personal accident insurance; and

• Group auto insurance.

An organizational atmosphere marked by enthusiasm that is situated in an ethical and healthy environment that preserves and values interpersonal relationships has a direct impact on the results obtained. Bradesco was one of the “Ten Best Companies to Work For” and the “Best Bank to Work For in Brazil, in the Large Company category, according to Guia Você S/A Exame – As Melhores Empresas para Você Trabalhar 2009 (Você S/A Exame Guide – The Best Companies to Work for in 2009). The Bank has figured in this ranking in each of the last ten years. It also ranked among the “100 Best Companies to Work for in Brazil” for the 10th straight year, according to a survey conducted by the magazine Época and based on the evaluation of the Great Place to Work Institute. Bradesco was also recognized as one of the Best Companies for Executives in Brazil. Bradesco was further recognized by being included among the 10 Best Companies in the Organizational Human Development Index of the magazine Gestão & RH.

The Bank was also selected the second best company with over 4,000 employees in people management by the magazine Valor Carreira published by Valor Econômico. Bradesco was also the only bank to receive the Diversity Seal, which recognizes public, private and civil society companies that develop programs, projects and actions to promote and value ethnic, gender, cultural and other types of diversity in their work environments and community. Bradesco is one of the 12 Best and Biggest Companies to Work For in Brazil, according to the December 15 issue of the newspaper O Estado de S. Paulo, which recognized the largest organizations among the 100 winners of the award granted in August 2009 by the Great Place to Work, a consultancy specializing in corporate environments.

R$86.784	million invested in training programs, with 2,016,868 individual training events.

R$661.650	million invested in the Food Program, with the supply each day of 104,687 meals and 124,955 meal vouchers.

4.122	million medical and hospital service events.

578,001	dental service events during the year.

Internal Communications

The policies, guidelines and operational procedures that must be adopted by the Organization’s employees are communicated through notices, ensuring that everyone remains up-to-date on how to handle the day-to-day operations and situations.

Employees also have access to Bradesco’s Intranet, an instrument that should only be used to perform work-related activities, always observing the security criteria, which are set forth in the Information Security Corporate Policies and Rules, as well as the Rules and Procedures for Using and Accessing the Intranet.

Always objective and consistent, TV Bradesco is an important instrument for educating, integrating and motivating employees, who receive information on strategic positioning, concepts and, most importantly, the Organization’s values and achievements. They also receive Revista Interação (Interaction Magazine), which is delivered to each employee, and the daily newsletter Sempre em Dia (Always Up-to-Date). Both publications are available in digital format on the Bank’s Intranet.

In June 2009, the CEO Blog was created as an internal and interactive channel to promote the exchange of information and opinions between employees and the CEO’s office. The blog discusses issues of particular importance to the Organization and the country and is accessed via the Intranet.

14.3. Information Technology

Information technology is a factor of strategic importance to the Bradesco Organization, which is constantly modernizing its technological platform, adopting innovative initiatives and infrastructure solutions that impart greater security, speed and convenience to transactions. Financial services are the result of the proper treatment and preservation of information that is transformed into products and services.

Guided and backed by the best practices and contingency plans, the IT infrastructure boasts central computer processing capacity of more than 170,000 Mips (million instructions per second), as well as over 5,972 corporate servers and data storage capacity of close to 2 petabytes (2.25 quadrillion characters). Each day an average of 188 million transactions are processed, with availability remaining above 99.87% . The management of this environment aims is to transform the complex into the simple and manageable, while maintaining the low operating risk and scalability needed to support the Bank’s growth.

In 2009, the IT Enhancement Project, which was launched in 2003 to prepare the Bank’s IT infrastructure for the coming decades, concluded 25 of its 28 actions. The largest of these, the construction of the New System Architecture, is expected to be concluded within the next two years. The results that are already apparent include greater operational flexibility, speed and simplicity, assuring that the Bank’s technological applications are fully aligned with benefiting its business and offering high-quality products and services to customers.

In addition to supporting the Bank’s operations, remaining at the forefront of innovation in information technology ensures the loyalty and satisfaction of customers, who come to rely on the latest technology and the best products and services.

R$2.827	billion invested in maintenance, expansion and innovation in the year.

15. Marketing

Presence. This summarizes the strategic positioning adopted by Bradesco in 2009 for its communication. The company’s campaign highlighted the Organization’s commitment to Brazil and its people, and the important role it plays in the country’s economic and social development. The campaign also showcased the Bank’s presence in people’s daily lives, whether through its close and lasting relationship with clients, offering them financial products and services that facilitate their lives, or through the thousands of service points, which include the Branch Network, Bradesco Expresso and Banco Postal, as well as the Convenience Channels, such as Fone Fácil, Internet Banking, Bradesco Celular and others.

With the inauguration of the Advanced Service Branch - PAA in Novo Santo Antônio, Mato Grosso, the Bradesco Organization is now present in 100% of Brazil’s municipalities. This marked an unprecedented and extremely important accomplishment that consolidates the coverage and universalization of banking services, further bolstering the value of the Bradesco brand. Also guided by the concept of Presence, Bradesco produced a series of films portraying how each Brazilian, in their respective job or industry, contributes to the development and prosperity of a successful society.

In the cultural area, the Bank now has a theater that bears its name, the Teatro Bradesco. The theatre is a contemporary design that promotes the dramatic arts in Brazil to the highest levels of theatrical quality, technical resources and comfort, definitively putting the country on the route of major international productions. With the objective of fostering culture, Bradesco continued its Prime Arts project, which brings together all of the performances sponsored and supported by Bradesco Prime. The program aims to recognize talent and value culture as elements of citizenship, democratizing access to development and information.

Bradesco, a sponsor of the Brazilian Olympic Committee, has from the start supported the bid by the city of Rio de Janeiro to host the 2016 Olympic Games. Through this initiative, the bank not only establishes a bond between sports and culture, which represent pathways to social inclusion, but also demonstrates its passion for sports alongside all Brazilians.

For the 14th consecutive year, Grupo Bradesco de Seguros e Previdência erected its Christmas Tree in the city of Rio de Janeiro. Strategically located on the Rodrigo de Freitas Lake, the tree is already part of the city’s calendar of tourist attractions. In line with the principles of social and environmental responsibility, the tree’s lights were powered by a biodiesel generator.

461	regional, industry and/or professional events held nationwide, including trade fairs, seminars, congresses and cultural/community events, that received Bradesco’s support in 2009.

16. Sustainability at Bradesco Organization

Social and environmental responsibility is an integral part of the history of the Bradesco Organization, which since its founding 66 years ago has worked continually to promote the universalization of banking services. With the creation of Fundação Bradesco in 1956, it developed a model for free private education to children and youths, demonstrating that a company’s corporate responsibility extends far beyond its business activities.

Aware of its presence in the daily lives of Brazilians, in 2007, the Organization created the Banco do Planeta, which will organize its socio-environmental initiatives into three main pillars: sustainable finances, responsible management and socio-environmental investments. Through this initiative, the Bank strengthens its foundation to support the demands of its various stakeholders, and reaffirms its commitment to the sustainability of its business, to acting responsibly and to investing in initiatives that promote the wellbeing of society and respect for the environment.

With the aim of reducing environmental impacts and operating costs, the Organization maintains an Eco-efficiency Program that manages the consumption of natural resources and materials, the disposal of waste and the emission of greenhouse gases. Moreover, it was the first company in the financial sector to receive the ISO 14064 certification, which involves quantifying and reporting the emission and removal of these gases. The Bradesco building located on Avenida Paulista in the city of São Paulo holds ISO 14001 certification, which is awarded to companies with proven environmental management practices.

Since 1989, the Bank has invested R$85,862 million in projects to protect the Atlantic Rainforest biome, and has helped plant 28,120 million trees in partnership with the SOS Mata Atlântica Foundation. The funds come from the sale of products such as credit cards, savings bonds and auto loans, as well as from donations. Bradesco is also the co-founder of Fundação Amazonas Sustentável, an entity that contributes to the sustainable development and preservation of the Amazon Rainforest.

A signatory to the UN Global Compact and the Equator Principles, the Bank also supports the Millennium Development Goals and was the first Latin American institution to join the Financial Coalition Against Child Pornography.

Bradesco is the first financial institution in the Americas to receive the SA8000® Standard, which is a certification of good social responsibility practices granted by Social Accountability International. The Bank also received the OHSAS 18001 Occupational Health and Safety certification, which recognizes workplace conditions that contribute to a safe and healthy workplace.

In 2009, nearly 10 thousand of the Organization’s employees took part in volunteer initiatives, such as the Social Marathon, which benefitted 1,932 people, and the Institutional Campaigns, which collected over 76 thousand articles and performed 1,721 actions. At the portal www.voluntariosbradesco.com.br, Bradesco employees receive information on the various initiatives to benefit society that are organized by the Bradesco Volunteer Program. The Bank also supported initiatives such as the Telethon, a TV marathon aimed at collecting funds for the Handicapped Children Assistance Association (AACD), and for Fundação Dorina Nowill, which fosters the social inclusion of visually impaired people.

Bradesco is a component of the Dow Jones Sustainability Index on the New York Stock Exchange and the Corporate Sustainability Index (ISE) on the BM&FBOVESPA. The Bank also enjoys a AAA+ rating in the Sustainability Rating conducted by Management & Excellence, a renowned Spanish research and rating company.

The Bank also held seven meetings with its suppliers of products and services in a wide array of segments, with the objective of disseminating and raising awareness on the importance of a culture of social and environmental responsibility to over three thousand suppliers, of which 1,033 are employees.

The website www.fornecedoresbradesco.com.br, which was launched in 2009 to strengthen the Bank’s communication with its suppliers, discloses criteria and processes, reinforcing the importance of the involvement of this public.

The details of these actions and more information on Bradesco’s sustainability strategy can be found in the 2009 Sustainability Report, which is available on the Socio-Environmental Responsibility website at www.bradesco.com.br/rsa.

Fundação Bradesco

One of the Organization’s pioneering social investment initiatives created 53 years ago, Fundação Bradesco is one of the world’s largest private school systems offering high-quality education at no charge. More than 2.288 million students have studied since the foundation’s inception at its 40 schools, which are located in all of Brazil’s states, including the Federal District, particularly in socially and economically needy regions. When combined with the other on-site and distance courses offered, this figure rises to more than 3.452 million.

In 2009, Fundação Bradesco exceeded 431 thousand educational events in the several segments in which it operates, of which 108,825 represented students served at the Foundation’s own schools in the following areas: Basic Education (Kindergarten to High School); Vocational Training - High School; Youth and Adult Education; and Preliminary and Continuing Vocational Training. Meanwhile, more than 320 thousand educational events were administered at its virtual school, e-learning portal and Digital Inclusion Centers (CIDs). The 50 thousand students enrolled in the Foundation’s basic education system were also assured, at no charge, uniforms, school supplies, meals, medical and dental assistance.

The pass rate at Fundação Bradesco schools averaged 95.50% over the last five years, which is in line with the best international parameters.

Kindergarten represents an important transition period, during which children, with various encouragements, take their first steps towards living in society. In this light, Fundação Bradesco expanded its focus on kindergarten-aged children, offering more than 1,700 openings to 5-year-old students at 23 of its own schools. The Foundation expects to offer another 489 openings in 2010, with additional investments of R$ 3.885 million.

Through the Educa + Ação Program, which was created in partnership with Banco Bradesco, Fundação Bradesco shares the positive results it has achieved with the public school system, where it replicates its educational experience, teaching methods and proprietary teaching materials. In Vale do Ribeira, the number of schools benefitted increased from 14 to 53 in 2009. The activities were also expanded to the cities of Ivinhema and Angélica, Mato Grosso do Sul state, and in the city of Embu in Greater São Paulo, bringing the total to 3 thousand students benefitted at 61 schools in 11 cities.

Certain that education is the most certain path to the full exercise of citizenship and essential to the country’s development, Fundação Bradesco offers training and vocational courses to employees, at a variety of levels. More than 100 different courses are offered, with flexible and customized curriculums that prepare students to start up their own business or to take advantage of better jobs and opportunities in the market. For example, the courses in the areas of printing technology, farming and ranching, business administration, information technology, fashion, leisure and development expand the ties with regional markets and the specific interests of communities.

For the seventh straight year, National Volunteer Action Day, held on March 15, mobilized some 31 thousand volunteers from all of the Foundation’s units. These individuals performed over 1.665 million services in the areas of citizenship, education, leisure, sports and the environment at more than 225 sites, which included Fundação Bradesco schools, schools in the public school system and the Digital Inclusion Centers (CIDs).

With the support of the MIT Media Lab, the research center of the Massachusetts Institute of Technology (MIT), Fundação develops projects to integrate technology and social issues. Another important project is D-Lab (Development Laboratory), through which students from MIT, the University of São Paulo (USP) and Fundação Bradesco work together to implement technologies in the indigenous community of Javaés, in Canuanã, Tocantins.

Another innovative program was the Program to Promote Computer Use by the Visually Impaired, which was created in 1998 and has already trained 10 thousand individuals in the last ten years.

Through the e-learning portal Escola Virtual, Fundação Bradesco expands the services offered at its 40 schools located in all of Brazil’s states and the Federal District to other locations, maintaining a presence in 38% of Brazil’s municipalities. During the fiscal year, more than 200 thousand educational events were offered. Communities located near the schools also enjoy access to educational technology and digital inclusion through the foundation’s 109 Digital Inclusion Centers (CIDs).

Aware of the importance of education for sustainability, Fundação Bradesco develops educational initiatives in various areas, such as: the environment, finance and taxes, labor and consumption, sexuality and personal care, drug abuse and responsible use of the internet. These programs draw on the support of various partners specializing in preparing educators and educational materials, which include: Canal Futura, SOS Mata Atlântica, Military Police, BM&FBOVESPA S.A. - Futures and Commodities Exchange, Federal Revenue Service and others.

Fundação Bradesco’s funding comes mainly from it being a shareholder in Bradesco, which represents a unique way to distribute the wealth generated by the Bradesco Organization. In turn, this investment supports initiatives with proven effectiveness in improving quality of life of the communities where the foundation operates, making it a “socially responsible investment” in the very best sense of the term.

R$237.760
million in investment by Fundação Bradesco in 2009, with investment of over R$ 260 million expected in 2010 to finance more than 660 thousand educational events, 11,890 to students enrolled at own schools (in basic education and courses for youths, adults and professionals) and more than 550 thousand educational events in other on-site and distance courses through the Escola Virtual and the Digital Inclusion Centers (CIDs). Over the last ten years a total of R$ 3.218 billion was invested.

R$ 112.476	million in other investments made in 2009 by the Bradesco Organization in social projects focusing on education, arts, culture, sports, health , sanitation, combating hunger and food safety.

Bradesco Sports and Education Program

The Bradesco Organization launched its Sports and Education Program (former Finasa Esportes) over 21 years ago, which has 38 Training and Specialist Centers for teaching volleyball and basketball, which are located at the Fundação Bradesco units in Osasco, São Paulo, and in public schools and sports centers in the municipality.

The Program currently assists some 2 thousand girls aged from 9 to 18, reinforcing the commitment to defend a country that is ever more accepting of valuing talent, effort and the full exercise of citizenship, and integrating the elements of health, sports and education.

17. Recognition

Ratings – In 2009, Bradesco received the highest ratings attributed to Brazilian banks from domestic and international ratings agencies.

• Moody´s Investors Service raised the Bank’s long and short-term foreign currency deposit ratings from Ba2 to Baa3 and from Not Prime (NP) to Prime-3 (P3), respectively, as well as upgrading its long-term foreign currency debt rating from Baa3 to Baa2, underlining the institution’s capacity to honor its commitments.

• Fitch Ratings also confirmed Bradesco’s long and short-term foreign currency issuer default ratings (IDR) in foreign currency at BBB and F2, respectively, and its long and short-term local currency IDR at BBB+ and F2, respectively;

• Standard & Poor’s confirmed the Bank’s long-term domestic and foreign currency rating as BBB, regarded as investment grade;

• Rating and Investment Information (R&I), one of Japan’s largest rating agencies, maintained the Bank’s foreign currency issuer rating at BBB-, upgrading the outlook to positive;

• Austin Rating confirmed Bradesco’s short-term A-1 rating, the highest investment grade classification on this scale, reflecting its excellent capacity to pay its short-term obligations in comparison with other issuers; and

• BRAM – Bradesco Asset Management received an MQI rating from Moody’s Investors Service, the highest international investment management quality grade, underlining its outstanding management and control systems.

Rankings – In 2009 Bradesco was honored by several important domestic and international publications.

• The Bradesco brand was rated the 12th most valuable in the world in the banking sector, according to a study prepared by the specialized consulting firm Brand Finance and published in the 2009 Top 500 Global Financial Brands, a special edition of The Banker magazine, which also named Bradesco as the 5th most valuable brand in the world among retail banks;

• Chosen by Global Finance magazine, which specializes in international finance, as the best institution in treasury operations in Latin America in the Best Provider of Money Market Funds In Latin America category;

• The Bradesco brand was voted the most valuable in Brazil for the third consecutive year in a survey conducted by the specialized consulting firm BrandAnalytics/Millward Brown for IstoÉ Dinheiro magazine. The result ensured Bradesco a place as the first and only Brazilian brand in the top 100 most valuable brands in the world according to the Financial Times;

• Winner in the Best Initiatives for Combating Air Pollution and Best Initiatives for Preserving Flora and Fauna categories in the third edition of the Prêmio Brasil de Meio Ambiente (Brazilian Environment Award), organized by Editora JB, publisher of the newspaper Jornal do Brazil;

• Recognized as the best Private Banking company in Brazil for the second consecutive year by Euromoney magazine, one of world’s most respected specialist international finance publications;

• Largest Brazilian company in terms of intangible assets listed on the BM&FBOVESPA, according to a study by IAM – Intangible Asset Management Consulting in association with The Brander magazine and the consulting firm Brand Finance;

• Most profitable bank among Latin American and U.S. banks, with a 1.20% return on assets, according to a survey conducted by the consulting firm Economática;

• Rated best Brazilian bank by Fortune magazine and 148th in the Fortune 500 rankings, disclosed in 2009;

• The only bank among the 25 Most Innovative Brazilian Companies in the annual rankings of Época Negócios magazine, drawn up in association with the Innovation Forum of the Fundação Getulio Vargas Business Administration School in São Paulo and the Great Place to Work Institute;

• Voted Company of the Year, Best Bank, Best Insurance and Private Pension Plan Company and Best Health Sector Company in the Melhores da Dinheiro Yearbook, based on a survey by IstoÉ Dinheiro magazine which analyses the top 500 companies in the country and elects the best in each sector;

• For the seventh time, Bradesco appeared in INFO Exame magazine’s 100 Most High Tech Companies in Brazil rankings, which awards those companies in the forefront of information technology;

• Bradesco Seguros e Previdência was rated the largest insurance group in Brazil, according to the ranking of the 2009 Valor 1000 Yearbook rankings, published by the newspaper Valor Econômico; and

• Bradesco Seguros e Previdência was recognized for the second consecutive time as the best insurance company in South America by the British magazine Word Finance.

Awards – The Organization won 103 awards from independent sources in 2009 in recognition of the quality of its products and services:

• First Brazilian company to receive the 2009 International Golden Peacock Global Award for Corporate Social Responsibility, give to companies with the best corporate social-environmental responsibility policies;

• Winner of the 11th ABRASCA Award for the Best Annual Report in 2008 in the publicly held companies category, promoted by ABRASCA – Brazilian Association of Publicly Held Companies;

• Winner of 29 cases in the internet banking, people management, BPM project, ATM and data center categories in the Prêmio Efinance 2009 (2009 E-finance Award), granted by Executivos Financeiros magazine; and.

• Bradesco was recognized as one of the leading companies in monitoring and reducing the environmental impacts of its activities by receiving the Prêmio Época Mudanças Climáticas 2009 (2009 Época Climate Change Award) from Época magazine.

Certifications

ISO 9001 Certification – By the end of 2009, 211 of the Organization’s products and services had been granted this distinguished quality certificate, underlining its determination to ensure that all its initiatives are based on practicality and convenience for clients and users.

GoodPriv@cy – Data Privacy and Protection Seal – 15 of Bradesco’s products and services gave received this quality seal, which guarantees that management systems have adopted internationally established data protection and privacy standards.

SA 8000 Certification – This certificate recognizes respect for employees and working relations, children’s rights and the fight against child labor, and a safe and healthy workplace.

ISO 14001 Certification – ISO 14001 recognized respect for the environment, especially initiatives for reducing the generation of solid waste from construction works and input consumption. Bradesco was the first financial institution in Brazil to receive this certification.

ISO 14064 Certification – This Certificate is granted for maintaining high standards of greenhouse gas emission quantification, monitoring, checking and validation.

OHSAS 18001 Certification – Certifies occupational health and safety standards, such as those related to ergonomics, accident prevention and quality of life.

ISO IEC 27001 Certification – Certifies the information security management system.

ISO 14001, OHSAS 18001 and SA 8000 Certifications were granted to the Bradesco Building on Avenida Paulista in São Paulo; SA 8OOO certification was also granted to the entire Cidade de Deus complex in Osasco.

Given its results in 2009, the Bradesco Organization feels renewed confidence in the future. Thanks to a series of concrete initiatives geared towards innovation, prudent investments and increasing its market presence, as well as improving its products and services and operating efficiency indicators, always underpinned by constant optimism, it is helping construct a just and responsible nation.

Cidade de Deus, January 27, 2010

Board of Directors

and Board of Executive Officers

(*) Excluding the mark-to-market effect of available-for-sale securities on shareholders’ equity.

Consolidated Balance Sheet – R$ thousand

Assets	2009		2008

	December	September	December

Current assets	372,874,546	363,270,011	344,543,102
Cash and cash equivalents (Note 6)	6,946,563	8,571,103	9,295,541
Interbank investments (Notes 3d and 7)	109,719,374	96,533,306	73,462,439
Investments in federal funds purchased and securities purchased under agreements to resell	101,837,691	88,274,993	61,434,616
Interbank deposits	7,882,542	8,258,749	12,030,642
Allowance for losses	(859)	(436)	(2,819)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	116,323,999	122,353,788	118,548,453
Own portfolio	97,042,823	101,467,105	92,838,502
Subject to repurchases agreements	4,170,543	1,376,164	3,677,132
Derivative financial instruments	652,140	1,783,179	1,986,876
Compulsory deposits - Brazilian Central Bank	8,682,594	12,482,167	13,183,184
Underlying guarantee provided	4,229,580	5,200,784	6,820,705
Securities subject to repurchase agreements but not restricted	1,546,319	44,389	42,054
Interbank accounts	17,997,796	17,181,979	13,286,710
Unsettled payments and receipts	50,313	847,924	71,077
Restricted credits: (Note 9)
- Compulsory deposits - Brazilian Central Bank	17,923,629	16,273,087	13,200,677
- National treasury - rural loans	578	578	578
- National Housing System (SFH)	4,428	4,751	5,317
Correspondent banks	18,848	55,639	9,061
Interdepartmental accounts	239,698	66,080	55,960
Internal transfer of funds	239,698	66,080	55,960
Loan operations (Notes 3g, 10 and 32b)	79,043,243	75,458,780	76,636,185
Loan operations:
- Public sector	1,154,309	622,201	83,725
- Private sector	87,483,997	83,761,390	83,244,110
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(9,595,063)	(8,924,811)	(6,691,650)
Leasing operations (Notes 2, 3g, 10 and 32b)	7,966,713	7,964,117	6,918,300
Leasing receivables:
- Public sector	38,748	60,615	71,308
- Private sector	14,681,418	14,570,861	12,141,973
Unearned income from leasing	(5,955,075)	(5,946,748)	(4,988,418)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(798,378)	(720,611)	(306,563)
Other receivables	33,098,804	33,570,049	44,932,764
Receivables on sureties and guarantees honored (Note 10a-3)	21,092	13,196	40,513
Foreign exchange portfolio (Note 11a)	8,969,252	12,294,575	24,836,825
Receivables	684,461	481,104	385,232
Securities trading	698,154	897,530	1,244,975
Specific loans	1,305	1,081	-
Insurance premiums receivable	2,267,591	2,155,144	1,362,825
Sundry (Note 11b)	21,239,637	18,267,122	17,360,172
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(782,688)	(539,703)	(297,778)
Other assets (Note 12)	1,538,356	1,570,809	1,406,750
Other assets	729,773	749,314	544,401
Allowance for mark-to-market losses	(252,600)	(259,977)	(204,877)
Prepaid expenses (Notes 3i and 12b)	1,061,183	1,081,472	1,067,226
Long-term receivables	123,153,749	114,187,789	102,259,226
Interbank investments (Notes 3d and 7)	1,077,439	954,017	728,786
Interbank investments	1,077,439	954,017	729,110
Allowance for losses	-	-	(324)

Assets	2009		2008

	December	September	December

Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	30,294,736	25,370,531	13,049,220
Own portfolio	19,096,456	19,139,258	11,213,621
Subject to repurchase agreements	3,231,356	115,094	588,238
Derivative financial instruments	706,433	717,089	377,264
Compulsory deposits - Brazilian Central Bank	6,089,646	5,028,791	-
Privatization currencies	94,143	95,275	99,658
Underlying guarantees provided	1,076,702	275,024	770,439
Interbank accounts	485,722	469,821	461,372
Restricted credits: (Note 9)
- SFH – National Housing System	485,722	469,821	461,372
Loan operations (Notes 3g, 10 and 32b)	58,700,883	53,246,538	54,089,629
Loan operations:
- Public sector	419,880	472,529	756,042
- Private sector	62,448,057	56,632,773	55,878,581
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(4,167,054)	(3,858,764)	(2,544,994)
Leasing operations (Notes 2, 3g, 10 and 32b)	11,747,405	12,636,646	12,901,443
Leasing receivables:
- Public sector	7,772	6,708	30,149
- Private sector	21,982,152	23,212,684	22,529,125
Unearned income from leasing	(9,286,996)	(9,693,707)	(9,246,275)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(955,523)	(889,039)	(411,556)
Other receivables	20,469,176	21,164,990	20,636,782
Receivables	103	1,313	111
Securities trading	474,848	408,273	1,752,147
Sundry (Note 11b)	20,008,762	20,775,081	18,894,584
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(14,537)	(19,677)	(10,060)
Other assets (Note 12)	378,388	345,246	391,994
Other assets	553	635	1,188
Prepaid expenses (Notes 3i and 12b)	377,835	344,611	390,806
Permanent assets	10,194,797	8,227,890	7,610,715
Investments (Notes 3j, 13 and 32b)	1,260,819	1,104,141	1,048,497
Interest in unconsolidated companies:
- Local	738,282	627,574	592,655
Other investments	752,385	755,740	806,042
Allowance for losses	(229,848)	(279,173)	(350,200)
Premises and equipment (Notes 3k and 14)	3,406,308	3,258,142	3,236,644
Premises	1,024,269	1,024,970	1,042,890
Other assets	7,000,677	6,730,661	6,466,671
Accumulated depreciation	(4,618,638)	(4,497,489)	(4,272,917)
Leased assets (Note 14)	11,646	13,950	12,741
Leased assets	27,854	29,202	22,691
Accumulated depreciation	(16,208)	(15,252)	(9,950)
Intangible assets	5,516,024	3,851,657	3,312,833
Intangible assets (Note 15)	8,779,565	6,800,079	5,832,703
Accumulated amortization	(3,263,541)	(2,948,422)	(2,519,870)
Total	506,223,092	485,685,690	454,413,043

The Notes are an integral part of the Financial Statements.

Liabilities	2009		2008

	December	September	December

Current liabilities	298,608,497	274,620,172	248,474,344
Deposits (Notes 3n and 16a)	104,481,562	94,064,542	91,745,343
Demand deposits	34,627,064	29,298,424	27,610,162
Savings deposits	44,162,309	40,922,202	37,768,508
Interbank deposits	741,355	559,653	674,711
Time deposits (Notes 16a and 32b)	23,915,158	22,289,552	24,689,254
Other deposits	1,035,676	994,711	1,002,708
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	86,590,180	76,460,692	48,510,998
Own portfolio	16,074,109	9,352,802	6,752,535
Third-party portfolio	68,417,064	66,524,357	39,359,625
Unrestricted portfolio	2,099,007	583,533	2,398,838
Funds from issuance of securities (Notes 16c and 32b)	3,367,651	2,869,674	2,590,402
Exchange acceptances	-	21	249
Mortgage and real estate notes, letters of credit and others	2,457,601	2,093,074	2,148,189
Debentures (Note 16c-1)	10,287	28,154	31,283
Securities issued abroad	899,763	748,425	410,681
Interbank accounts	22,968	219,059	12,920
Interbank onlending	-	3,156	-
Correspondent banks	22,968	215,903	12,920
Interdepartmental accounts	2,927,186	2,037,608	2,900,799
Third-party funds in transit	2,927,186	2,037,608	2,900,799
Borrowing (Notes 17a and 32b)	7,683,073	7,862,257	13,123,735
Local borrowing - official institutions	-	-	39
Local borrowing - other institutions	540	8,692	439
Borrowing abroad	7,682,533	7,853,565	13,123,257
Local onlending - official institutions (Notes 17b and 32b)	6,521,754	6,909,581	6,740,688
National treasury	124,020	143,388	114,608
National Bank for Economic and Social Development (BNDES)	2,274,498	2,900,624	2,822,971
Caixa Econômica Federal – Federal savings bank (CEF)	17,023	16,313	16,118
Fund for financing the acquisition of industrial machinery and equipment (Finame)	4,105,565	3,849,256	3,786,978
Other institutions	648	-	13
Foreign onlending (Notes 17b and 32b)	794	1,942	182
Foreign onlending	794	1,942	182
Derivative financial instruments (Notes 3f and 32)	435,175	1,497,319	1,794,281
Derivative financial instruments	435,175	1,497,319	1,794,281
Technical provisions for insurance, private pension plans and savings bonds (Notes 3o and 21)	57,489,599	53,549,023	47,009,072
Other liabilities	29,088,555	29,148,475	34,045,924
Collection of taxes and other contributions	258,123	2,039,382	256,155
Foreign exchange portfolio (Note 11a)	3,918,034	5,819,488	13,538,239
Social and statutory	1,784,142	1,301,097	1,791,868
Fiscal and social security (Note 20a)	3,265,674	4,202,316	2,770,595
Securities trading	1,116,282	1,436,987	792,180
Financial and development funds	438	6,123	7,031
Subordinated debts (Notes 19 and 32b)	320,460	434,734	414,369
Sundry (Note 20b)	18,425,402	13,908,348	14,475,487
Long-term liabilities	164,742,544	171,530,988	171,087,150
Deposits (Notes 3n and 16a)	66,591,522	73,922,979	72,748,010
Interbank deposits	10,704	179,206	23,483
Time deposits (Notes 16a and 32b)	66,580,818	73,743,773	72,724,527
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	26,682,866	26,142,988	31,466,155
Own portfolio	26,682,866	26,142,988	31,466,155

Liabilities	2009		2008

	December	September	December

Funds from issuance of securities (Notes 16c and 32b)	4,114,933	4,241,160	6,421,269
Mortgage and real estate notes, letters of credit and others	26,954	201,998	174,226
Debentures (Note 16c-1)	730,165	730,165	1,455,360
Securities issued abroad	3,357,814	3,308,997	4,791,683
Borrowing (Notes 17a and 32b)	322,063	362,482	1,080,870
Local borrowing - official institutions	-	-	75
Borrowing abroad	322,063	362,482	1,080,795
Local onlending - official institutions (Notes 17b and 32b)	12,800,052	11,888,254	11,001,648
BNDES	5,864,982	5,395,744	4,317,915
CEF	74,101	74,199	83,079
FINAME	6,860,969	6,417,627	6,599,912
Other institutions	-	684	742
Derivative financial instruments (Notes 3f and 32)	96,019	171,377	247,645
Derivative financial instruments	96,019	171,377	247,645
Technical provisions for insurance, private pension plans and savings bonds (Notes 3o and 21)	18,082,322	17,851,741	17,578,060
Other liabilities	36,052,767	36,950,007	30,543,493
Fiscal and social security (Note 20a)	9,937,994	11,349,947	8,712,002
Subordinated debts (Notes 19 and 32b)	22,783,517	22,445,943	19,272,293
Sundry (Note 20b)	3,331,256	3,154,117	2,559,198
Deferred income	320,625	297,223	273,506
Deferred income	320,625	297,223	273,506
Minority interest in subsidiaries (Note 22)	797,675	359,820	321,499
Shareholders' equity (Note 23)	41,753,751	38,877,487	34,256,544
Capital:
- Domiciled in Brazil	25,635,353	22,147,548	21,665,186
- Domiciled abroad	864,647	852,452	1,334,814
Capital reserves	62,614	62,614	62,614
Profit reserves	15,022,670	15,704,304	11,860,287
Assets valuation adjustments	357,341	205,519	(661,504)
Treasury shares (Notes 23d and 32b)	(188,874)	(94,950)	(4,853)
Shareholders’ equity managed by the Parent Company	42,551,426	39,237,307	34,578,043
Total	506,223,092	485,685,690	454,413,043

The Notes are an integral part of the Financial Statements.

Consolidated Statement of Income – R$ thousand

	2009			2008

	4th quarter	3rd quarter	December	December

Revenues from financial intermediation	15,065,016	15,145,433	62,899,079	57,610,974
Loan operations (Note 10j)	8,140,757	7,707,876	31,304,737	29,862,392
Leasing operations (Note 10j)	760,669	891,452	3,456,026	2,398,185
Operations with securities (Note 8h)	3,728,940	3,522,362	15,440,485	14,606,733
Financial income from insurance, private pension plans and savings bonds (Note 8h)	1,998,812	1,939,020	8,042,187	6,477,152
Derivative financial instruments (Note 8h)	142,714	646,961	2,156,936	(899,822)
Foreign exchange operations (Note 11a)	134,943	277,026	1,875,335	3,639,003
Compulsory deposits (Note 9b)	139,882	136,734	560,766	1,527,331
Sale or transfer of financial assets	18,299	24,002	62,607	-

Financial intermediation expenses	9,697,436	9,564,423	42,525,225	41,838,694
Federal funds purchased and securities sold under agreements to repurchase (Note 16e)	5,490,984	5,368,851	23,451,837	22,761,960
Monetary restatement and interest on technical provisions for insurance, private pension plans and savings bonds (Note 16e)	1,171,800	1,245,780	5,128,627	4,007,684
Borrowing and onlending (Note 17c)	302,503	64,108	999,267	7,179,517
Leasing operations (Note 10j)	2,116	2,228	8,166	5,434
Allowance for loan losses (Notes 3g, 10g and 10h)	2,730,033	2,883,456	12,937,328	7,884,099

Gross income from financial intermediation	5,367,580	5,581,010	20,373,854	15,772,280

Other operating income/expenses	(2,477,084)	(3,044,063)	(10,376,151)	(7,983,440)
Fee and commission income (Note 24)	3,094,465	2,819,629	11,611,490	10,861,633
Other fee and commission income	2,530,495	2,258,262	9,389,377	8,808,517
Revenues from banking fees	563,970	561,367	2,222,113	2,053,116
Insurance, private pension plans and savings bonds retained premiums (Notes 3o and 21d)	8,003,075	6,623,870	26,109,908	22,823,750
Net premiums written	8,040,563	6,684,299	26,333,233	23,148,752
Reinsurance premiums	(37,488)	(60,429)	(223,325)	(325,002)
Variation of technical provisions for insurance, private pension plans and savings bonds (Note 3o)	(4,464,610)	(3,204,587)	(12,786,090)	(10,532,671)
Retained claims (Note 3o)	(2,196,702)	(2,212,308)	(8,329,155)	(7,391,196)
Savings bonds drawings and redemptions (Note 3o)	(522,102)	(449,348)	(1,747,493)	(1,466,045)
Insurance, private pension plans and savings bonds selling expenses (Note 3o)	(335,411)	(325,336)	(1,264,677)	(1,178,195)
Personnel expenses (Note 25)	(2,080,952)	(2,125,619)	(7,966,338)	(7,389,021)
Other administrative expenses (Note 26)	(2,674,496)	(2,282,684)	(9,282,637)	(8,259,336)
Tax expenses (Note 27)	(697,357)	(697,508)	(2,713,569)	(1,967,103)
Equity in the earnings of affiliates (Note 13c)	142,011	39,034	200,101	135,356
Other operating income (Note 28)	917,936	531,993	2,563,613	1,718,246
Other operating expenses (Note 29)	(1,662,941)	(1,761,199)	(6,771,304)	(5,285,828)
Full goodwill amortization (Note 15a)	-	-	-	(53,030)
Operating income	2,890,496	2,536,947	9,997,703	7,788,840
Non-operating income (Note 30)	(131,694)	350,551	2,121,596	383,970
Income before taxes on income and minority interest	2,758,802	2,887,498	12,119,299	8,172,810
Income taxes and social contribution (Notes 34a and 34b)	(569,023)	(1,070,848)	(4,082,309)	(518,751)
Minority interest in subsidiaries	(8,838)	(5,661)	(24,708)	(33,821)
Net income	2,180,941	1,810,989	8,012,282	7,620,238

The Notes are an integral part of the Financial Statements.

Statement of Changes in– R$ thousand

Events	Restated paid-up capital	Capital reserves		Profit reserves		Asset valuation adjustments		Treasury shares	Retained earnings	Total

	Capital stock	Income tax incentives from income tax	Other	Legal	Statutory	Bradesco	Subsidiaries

Balances on June 30, 2009	23,000,000	2,103	60,511	2,054,706	12,453,908	(221,776)	(67,507)	(5,180)	-	37,276,765

Capital increase by merger of shares	1,368,183	-	-	-	-	-	-	-	-	1,368,183
Capital increase with reserves	131,817	-	-	-	(131,817)	-	-	-	-	-
Capital increase with reserves – stock bonus	2,000,000	-	-	-	(2,000,000)	-	-	-	-	-
Acquisition of treasury shares	-	-	-	-	-	-	-	(183,694)	-	(183,694)
Assets valuation adjustments	-	-	-	-	-	229,697	416,927	-	-	646,624
Net income	-	-	-	-	-	-	-	-	3,991,930	3,991,930
Allocations: - Reserves	-	-	-	199,596	2,446,277	-	-	-	(2,645,873)	-
- Provisioned interest on shareholders’ equity	-	-	-	-	-	-	-	-	(1,012,983)	(1.012.983)
- Paid and/or provisioned dividends	-	-	-	-	-	-	-	-	(333,074)	(333.074)

Balances on December 31, 2009	26,500,000	2,103	60,511	2,254,302	12,768,368	7,921	349,420	(188,874)	-	41,753,751

Balances on December 31, 2007	19,000,000	2,103	53,521	1,477,637	8,485,956	(47,424)	1,517,400	(131,849)	-	30,357,344

Adjustment reflected from previous periods - Law 11,638/07	-	-	-	-	-	-	-	-	(99,219)	(99,219)
Capital increase by subscription	1,200,000	-	-	-	-	-	-	-	-	1,200,000
Capital increase with reserves	2,800,000	-	-	-	(2,800,000)	-	-	-	-	-
Restatement of exchange membership certificates	-	-	116	-	-	-	-	-	-	116
Premium on share subscription	-	-	6,874	-	-	-	-	-	-	6,874
Acquisition of treasury shares	-	-	-	-	-	-	-	(4,853)	-	(4,853)
Cancellation of treasury shares	-	-	-	-	(131,849)	-	-	131,849	-	-
Asset valuation adjustments	-	-	-	-	-	(6,537)	(2,124,943)	-	-	(2,131,480)
Net income	-	-	-	-	-	-	-	-	7,620,238	7,620,238
Allocations: - Reserves	-	-	-	376,051	4,452,492	-	-	-	(4,828,543)	-
- Provisioned interest on shareholders’ equity	-	-	-	-	-	-	-	-	(1,956,591)	(1.956.591)
- Paid and/or provisioned dividends	-	-	-	-	-	-	-	-	(735,885)	(735.885)

Balances on December 31, 2008	23,000,000	2,103	60,511	1,853,688	10,006,599	(53,961)	(607,543)	(4,853)	-	34,256,544

Capital increase by merger of shares	1,368,183	-	-	-	-	-	-	-	-	1,368,183
Capital increase with reserves	131,817	-	-	-	(131,817)	-	-	-	-	-
Capital increase with reserves – stock bonus	2,000,000	-	-	-	(2,000,000)	-	-	-	-	-
Acquisition of treasury shares	-	-	-	-	-	-	-	(184,021)	-	(184,021)
Asset valuation adjustments	-	-	-	-	-	61,882	956,963	-	-	1,018,845
Net income	-	-	-	-	-	-	-	-	8,012,282	8,012,282
Allocations: - Reserves	-	-	-	400,614	4,893,586	-	-	-	(5,294,200)	-
- Provisioned interest on shareholders’ equity	-	-	-	-	-	-	-	-	(2,133,269)	(2,133,269)
- Paid and/or provisioned dividends	-	-	-	-	-	-	-	-	(584,813)	(584,813)

Balances on December 31, 2009	26,500,000	2,103	60,511	2,254,302	12,768,368	7,921	349,420	(188,874)	-	41,753,751

The Notes are an integral part of the Financial Statements.

Value Added Statement – R$ thousand

Description	2009						2008

	4th quarter	%	3rd quarter	%	December	%	December	%

1 – Income	15,204,991	267.3	14,789,940	252.8	62,068,705	265.5	60,171,815	334.0
1.1) Financial intermediation	15,065,016	264.8	15,145,433	258.9	62,899,079	269.1	57,610,974	319.8
1.2) Fee and commission	3,094,465	54.4	2,819,629	48.2	11,611,490	49.7	10,861,633	60.3
1.3) Allowance for loan losses	(2,730,033)	(48.0)	(2,883,456)	(49.3)	(12,937,328)	(55.4)	(7,884,099)	(43.8)
1.4) Other	(224,457)	(3.9)	(291,666)	(5.0)	495,464	2.1	(416,693)	(2.3)
2 – Financial intermediation expenses	(6,967,403)	(122.5)	(6,680,967)	(114.2)	(29,587,897)	(126.6)	(33,954,595)	(188.5)
3 – Inputs acquired from third-parties	(2,226,927)	(39.1)	(1,874,434)	(32.1)	(7,636,508)	(32.6)	(6,851,969)	(38.1)
Materials and energy	(117,567)	(2.1)	(103,823)	(1.8)	(425,259)	(1.8)	(395,313)	(2.2)
Third-party services	(701,426)	(12.3)	(637,507)	(10.9)	(2,529,453)	(10.8)	(2,191,461)	(12.2)
Other	(1,407,934)	(24.7)	(1,133,104)	(19.4)	(4,681,796)	(20.0)	(4,265,195)	(23.7)
- Communication	(327,884)	(5.8)	(297,811)	(5.1)	(1,227,145)	(5.3)	(1,104,417)	(6.1)
- Financial system services	(88,665)	(1.6)	(66,565)	(1.1)	(278,771)	(1.2)	(214,467)	(1.2)
- Advertising and Marketing	(282,488)	(5.0)	(111,882)	(1.9)	(587,784)	(2.5)	(644,183)	(3.6)
- Transportation	(149,688)	(2.6)	(138,015)	(2.4)	(554,643)	(2.4)	(514,045)	(2.9)
- Data processing	(212,022)	(3.7)	(195,219)	(3.3)	(772,089)	(3.3)	(576,775)	(3.2)
- Maintenance and repairs	(111,485)	(2.0)	(102,819)	(1.8)	(418,387)	(1.8)	(391,982)	(2.2)
- Security and surveillance	(64,083)	(1.1)	(65,110)	(1.1)	(249,782)	(1.1)	(217,280)	(1.2)
- Travel	(22,341)	(0.4)	(20,617)	(0.4)	(78,267)	(0.3)	(89,219)	(0.5)
- Other	(149,278)	(2.5)	(135,066)	(2.3)	(514,928)	(2.1)	(512,827)	(2.8)
4 – Gross value added (1-2-3)	6,010,661	105.7	6,234,539	106.5	24,844,300	106.3	19,365,251	107.4
5 – Depreciation, amortization and depletion	(463,732)	(8.2)	(422,584)	(7.2)	(1,673,750)	(7.2)	(1,484,701)	(8.2)
6 – Net value added produced by the Entity (4-5)	5,546,929	97.5	5,811,955	99.3	23,170,550	99.1	17,880,550	99.2
7 – Value added received in transfer	142,011	2.5	39,034	0.7	200,101	0.9	135,356	0.8
Equity in earnings (losses) of unconsolidated companies	142,011	2.5	39,034	0.7	200,101	0.9	135,356	0.8
8 – Value added to distribute (6+7)	5,688,940	100.0	5,850,989	100.0	23,370,651	100.0	18,015,906	100.0
9 – Value added distributed	5,688,940	100.0	5,850,989	100.0	23,370,651	100.0	18,015,906	100.0
9.1) Personnel	1,811,705	31.8	1,861,378	31.9	6,949,383	29.7	6,454,594	35.7
Payroll	1,003,676	17.6	976,950	16.7	3,889,273	16.6	3,670,277	20.4
Benefits	396,794	7.0	446,874	7.6	1,569,765	6.7	1,442,364	8.0
FGTS (Government Severance Indemnity Fund for Employees)	94,514	1.7	91,126	1.6	359,410	1.5	348,245	1.9
Other charges	316,721	5.5	346,428	6.0	1,130,935	4.9	993,708	5.4
9.2) Taxes, fees and contributions	1,535,627	26.9	2,032,597	34.7	7,812,833	33.5	3,420,281	18.9
Federal	1,433,606	25.1	1,938,242	33.1	7,425,918	31.9	3,041,621	16.8
State	4,158	0.1	4,267	0.1	11,460	-	16,189	0.1
Municipal	97,863	1.7	90,088	1.5	375,455	1.6	362,471	2.0
9.3) Third-party capital compensation	151,829	2.8	140,364	2.4	571,445	2.4	486,972	2.8
Rentals	145,479	2.6	135,826	2.3	556,333	2.4	481,996	2.7
Asset leasing	99,563	1.8	86,602	1.5	401,304	1.7	351,334	2.0
Asset leasing - Law 11,638/07	(93,213)	(1.6)	(82,064)	(1.4)	(386,192)	(1.7)	(346,358)	(1.9)
9.4) Shareholders' equity remuneration	2,189,779	38.5	1,816,650	31.0	8,036,990	34.4	7,654,059	42.6
Interest on shareholders’ equity	525,499	9.2	487,484	8.3	2,133,269	9.1	1,956,591	10.9
Dividends	205,259	3.6	127,815	2.2	584,813	2.5	735,885	4.1
Retained earnings	1,450,183	25.5	1,195,690	20.4	5,294,200	22.7	4,927,762	27.4
Interest of minority shareholders in retained earnings	8,838	0.2	5,661	0.1	24,708	0.1	33,821	0.2

The Notes are an integral part of the Financial Statements.

Consolidated Statement of Cash Flows – R$ thousand

		2009			2008

		4th quarter	3rd quarter	December	December

	Cash flow from operating activities:
	Net Income before income tax and social contribution	2,758,802	2,887,498	12,119,299	8,172,810
	Adjustments to net income before taxes	3,088,603	5,305,322	19,349,333	15,035,068
	Allowance for loan losses	2,730,033	2,883,456	12,937,328	7,884,099
	Depreciation and amortization	430,261	398,006	1,566,473	1,398,901
	Goodwill amortization	33,471	24,578	107,277	85,800
	Impairment losses/losses on assets	(108,058)	(26,121)	(137,829)	(8,040)
	(Reversal)/expenses with civil, labor and tax provisions	(1,242,946)	1,052,158	1,693,065	1,925,657
	Expenses with restatement and interest from technical provisions for insurance, private pension plans and savings bonds	1,171,800	1,245,780	5,128,627	4,007,684
	Equity in the earnings (losses) of unconsolidated companies	(142,011)	(39,034)	(200,101)	(135,356)
	(Gain)/loss on sale of investments	(44,540)	(456,516)	(2,519,231)	(629,712)
	(Gain)/loss on sale of fixed assets	2,352	16,003	15,887	25,113
	(Gain)/loss on sale of foreclosed assets	115,987	103,045	315,248	203,634
	Other	142,254	103,967	442,589	277,288
	Adjusted net income	5,847,405	8,192,820	31,468,632	23,207,878
	(Increase) in interbank investments	(14,144,588)	(5,495,735)	(15,664,786)	(7,306,996)
	(Increase)/decrease in securities and derivative financial instruments	997,076	(290,788)	(3,301,779)	(17,362,674)
	(Increase)/decrease in interbank and interdepartmental accounts	1,338,693	288,634	(159,787)	699,778
	(Increase) in loan and leasing operations	(10,768,164)	(5,303,117)	(19,275,069)	(41,928,980)
	(Increase) in insurance premiums receivable	(112,447)	(95,106)	(904,766)	(86,213)
	Increase in technical provisions for insurance, private pension plans and savings bonds	2,999,357	1,326,393	5,856,162	2,053,183
	Increase in deferred income	23,402	24,945	47,119	84,359
	(Increase)/decrease in other receivables and other assets	4,638,395	7,034,878	15,018,264	(28,999,736)
	Increase/(decrease) in other liabilities	(3,767,119)	(1,860,507)	(7,621,024)	14,554,717
	Minority interest	429,017	(368)	451,468	132,266
	Income tax and social contribution paid	(629,335)	(1,356,809)	(3,795,917)	(2,982,361)
	Net cash provided by/used in operating activities	(13,148,308)	2,465,240	2,118,517	(57,934,779)
	Cash flow from investing activities:
	(Increase)/decrease in reserve requirements in the Brazilian Central Bank	(1,650,542)	(1,033,416)	(4,722,952)	10,337,910
	(Increase)/decrease in available-for-sale securities	(588,297)	(975,119)	(10,293,530)	10,059,561
	(Increase) in held-to-maturity securities	(264,149)	(784,105)	(1,917,677)	(10,880,572)
	Proceeds from sale of foreclosed assets	101,028	64,231	324,246	292,627
	Divestments	142,812	519,757	2,878,749	833,298
	Proceeds from the sale of premises and equipment and leased assets	46,260	64,520	180,851	86,800
	Decrease in intangible assets	-	25,282	40,641	6,492
	Acquisition of foreclosed assets	(269,212)	(303,983)	(1,063,447)	(858,046)
	Acquisition of investments	(106,408)	(13,619)	(331,018)	(843,698)
	Acquisition of premises and equipment and leased assets	(416,625)	(264,028)	(1,241,861)	(1,331,190)
	Investment in intangible assets	(1,905,763)	(327,101)	(3,156,166)	(2,083,507)
	Dividends and interest on shareholders' equity received	3,792	1,771	58,771	75,781
	Net cash provided by/used in investing activities	(4,907,104)	(3,025,810)	(19,243,393)	5,695,456
	Cash Flow from financing activities:
	Increase in deposits	3,085,563	475,593	6,579,731	66,169,907
	Increase in federal funds purchased and securities sold under agreements to repurchase	10,669,366	2,893,896	33,295,893	6,343,504
	Increase/(decrease) in funds from issue of securities	371,750	(583,353)	(1,529,087)	2,523,297
	Increase/(decrease) in borrowings and onlendings	303,220	(2,056,539)	(4,619,387)	8,537,576
	Increase in subordinated debts	223,300	2,474,821	3,855,411	3,430,334
	Capital increase in cash and premium on share subscription	-	-	-	1,206,874
	Capital increase by merger of shares	1,368,183	-	1,368,183	-
	Dividends and interest on shareholders’ equity paid	(331,261)	(629,543)	(3,052,306)	(2,903,283)
	Acquisition of own shares	(93,924)	(89,770)	(184,021)	(4,853)
	Net cash provided by/used in financing activities	15,596,197	2,485,105	35,714,417	85,303,356
	Increase/(decrease) in cash and cash equivalents	(2,459,215)	1,924,535	18,589,541	33,064,033

Net increase/ (decrease) in cash and cash equivalents:	At the beginning of the period	85,180,128	83,255,593	64,131,372	31,067,339
	At the end of the period	82,720,913	85,180,128	82,720,913	64,131,372
	Net increase/(decrease) in cash and cash equivalents	(2,459,215)	1,924,535	18,589,541	33,064,033

The Notes are an integral part of the Financial Statements

Notes to the Consolidated Financial Statements Index

We present below the Notes to the Consolidated Financial Statements of Banco Bradesco S.A. subdivided as follows:

1)	OPERATIONS
2)	PRESENTATION OF THE FINANCIAL STATEMENTS
3)	SIGNIFICANT ACCOUNTING PRACTICES
4)	INFORMATION FOR COMPARISON PURPOSES
5)	ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT
6)	CASH AND CASH EQUIVALENTS
7)	INTERBANK INVESTMENTS
8)	SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
9)	INTERBANK ACCOUNTS – RESTRICTED DEPOSITS
10)	LOAN OPERATIONS
11)	OTHER RECEIVABLES
12)	OTHER ASSETS
13)	INVESTMENTS
14)	PREMISES AND EQUIPMENT AND LEASED ASSETS
15)	INTANGIBLE ASSETS
16)	DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES
17)	BORROWING AND ONLENDING
18)	CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY
19)	SUBORDINATED DEBTS
20)	OTHER LIABILITIES
21)	INSURANCE, PRIVATE PENSION PLANS AND SAVINGS BONDS OPERATIONS
22)	MINORITY INTEREST IN SUBSIDIARIES
23)	SHAREHOLDERS’ EQUITY (PARENT COMPANY)
24)	FEE AND COMMISSION INCOME
25)	PERSONNEL EXPENSES
26)	OTHER ADMINISTRATIVE EXPENSES
27)	TAX EXPENSES
28)	OTHER OPERATING INCOME
29)	OTHER OPERATING EXPENSES
30)	NON-OPERATING INCOME
31)	TRANSACTIONS WITH CONTROLLING SHAREHOLDERS (DIRECT AND INDIRECT)
32)	FINANCIAL INSTRUMENTS
33)	EMPLOYEE BENEFITS
34)	INCOME TAX AND SOCIAL CONTRIBUTION
35)	OTHER INFORMATION

1) OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company that, operating as a Multiple Service Bank, carries out all types of authorized banking activities through its commercial, foreign exchange, consumer financing and housing loan portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiaries, particularly in leasing, investment banking, brokerage, consortium management, credit cards, insurance, private pension plans and savings bonds. Operations are conducted within the context of the Bradesco Organization companies, working in an integrated manner in the market.

In this context, Bradesco conducted the following operations in 2009:

• On June 4, Bradesco entered into an agreement with the controlling shareholders of Banco Ibi S.A. (Banco Ibi) to acquire the totality of its capital stock and its subsidiaries. Concomitantly, as part of the agreement, a partnership agreement was entered into with C&A Modas Ltda. for a twenty-year term to, jointly, exclusively trade financial products and services through the C&A store network. The operation was approved by the Brazilian Central Bank (Bacen) on September 11, 2009, and the Special General Meeting held on October 29, 2009 resolved on the merger of all shares representing the capital stock of Ibi Participações into Bradesco; and

• On October 18, an association agreement was signed between Odontoprev and Bradesco Dental, to integrate the sales of dental plans with the merger of Bradesco Dental shares into Odontoprev. Subsequently, Bradesco Dental became a wholly-owned subsidiary of Odontoprev and Bradesco Saúde received shares issued by the latter, holding 43.50% of its capital stock. The operation was previously authorized, on December 2, 2009, by the National Agency for Supplementary Healthcare (ANS) and it is pending the analysis of the Antitrust and Consumer Protection Division of the Brazilian Ministry of Justice.

2) PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements of Bradesco include the financial statements of Banco Bradesco, its foreign branches and its direct and indirect subsidiaries and jointly-controlled investments, in Brazil and abroad, and SPEs. They were prepared based on accounting practices determined by the Brazilian Corporation Law 6,404/76, with the amendments introduced by Law 11,638/07 and Provisional Measure 449/08 (which became Law 11,941/09) related to the accounting of operations, as well as the rules and instructions of the Monetary National Council (CMN), Bacen, Securities and Exchange Commission of Brazil (CVM), National Private Insurance Council (CNSP), Insurance Superintendence (Susep), ANS and Committee for Accounting Pronouncements (CPC), when applicable, and consider the financial statements of leasing companies based on the finance lease method, whereby leased fixed assets are reclassified to the leasing operations account, less the residual value paid in advance.

Accordingly, for preparation purposes, intercompany investments, asset and liability account balances, revenue, expenses and unrealized profit were eliminated from these financial statements, as well as separate presentation of net income and shareholders’ equity referring to the interest of non-controlling shareholders. In the case of investments which are jointly controlled with other shareholders, asset, liability and income components were included in the consolidated financial statements in proportion to the capital stock percentage owned of each investee. Goodwill determined on acquisition of investments in subsidiaries and jointly-controlled companies up to March 31, 2008 was fully amortized. Goodwill ascertained as of that date is presented under investments and intangible assets (Note 15a). The exchange variation arising from transactions of foreign branches and subsidiaries is presented in the income statement together with derivative financial instruments, in order to eliminate the effect of these investment hedge instruments.

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, estimates of the fair value of certain financial instruments, provision for contingencies, losses from impairment of securities classified as available-for-sale and held-to-maturity and non-financial assets, other provisions, the calculation of technical provisions for insurance, supplementary pension plans and savings bonds and the determination of the useful life of specific assets. Actual results could differ from those estimates and assumptions.

We present below the main direct and indirect investees included in the Consolidated Financial Statements:

	Activity	Total ownership

		2009		2008

		December 31	September 30	December 31

Financial Area - Brazil
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Banking	100.00%	100.00%	100.00%
Banco Alvorada S.A. (1)	Banking	99.94%	99.94%	99.88%
Banco Bradesco Financiamentos S.A.(10)	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.(4)	Investment bank	98.35%	98.33%	98.33%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Bankpar Arrendamento Mercantil S.A.	Leasing	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Banking	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Banco Ibi S.A.(14)	Banking	100.00%	-	-
Cielo S.A. (2) (5) (6) (7) (8) (11)	Services	26.56%	26.56%	39.26%
Financial Area - abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Luxembourg S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch(9)	Banking	100.00%	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%	100.00%
Banco BMC S.A. Grand Cayman Branch(3)	Banking	-	-	100.00%
Banco Bradesco S.A. Nassau Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, Uk.	Brokerage	100.00%	100.00%	100.00%
Insurance, Private Pension Plans and Savings Bonds Area
Atlântica Capitalização S.A.	Savings bonds	100.00%	100.00%	100.00%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Savings bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Bradesco Dental S.A.(12)	Insurance/dental health	-	100.00%	100.00%
Odontoprev S.A.(13)	Insurance/dental health	43.50%	-	-
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%

	Activity	Total ownership

		2009		2008

		December 31	September 30	December 31

Bradesco Vida e Previdência S.A.	Private pension plans/insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Other activities
Átria Participações Ltda.	Holding	100.00%	100.00%	100.00%
Andorra Holdings S.A.	Holding	54.01%	54.01%	54.01%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
CPM Holdings Limited(6)	Holding	49.00%	49.00%	49.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda.	Information technology	100.00%	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

(1) Increase in interest by the total subscription of the capital increase in April 2009;
(2) Company whose audit services in 2008 were carried out by other independent auditors;
(3) Branch merged into Banco Bradesco S.A. Grand Cayman Branch in March 2009;
(4) Increase in ownership interest due to the subscription of the total capital stock increase in December 2009;
(5) Companies whose audit services in 2009 were carried out by other independent auditors;
(6) Companies proportionally consolidated, pursuant to CMN Resolution 2,723/00 and CVM Rule 247/96;
(7) Reduction in interest by partial sale in June and July 2009;
(8) The special purpose entity Brazilian Merchant Voucher Receivables Limited is being consolidated. The company takes part in the securitization operation of the future flow of credit card bills receivables of clients domiciled abroad (Note 16d);
(9) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d);
(10) Current name of Banco Finasa BMC S.A.;
(11) Current name of Companhia Brasileira de Meios de Pagamento –Visanet;
(12) Company merged into Odontoprev in October 2009;
(13) Interest received for the merger of Bradesco Dental S.A. in October 2009; and
(14) Company acquired in October 2009.

3) SIGNIFICANT ACCOUNTING POLICIES

a) Functional and Presentation Currencies

The financial statements are presented in Reais, which is Bradesco’s functional currency. Operations of foreign branches and subsidiaries are basically a continuation of the activities in Brazil, and therefore, assets, liabilities and results are adjusted to comply with the accounting practices adopted in Brazil and translated into Reais using the exchange rate of the applicable currency. Gains and losses arising from this translation process are recorded in the income in the period.

b) Determination of net income

Net income is determined on the accrual basis of accounting which establishes that income and expenses should be included in the determination of the results of the period to which they relate, always simultaneously when they are correlated, regardless of receipt or payment. Transactions with fixed rates are recorded at their redemption value and unearned income and unexpired expenses are recorded as a deduction from the corresponding assets and liabilities. Financial income and expenses are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to foreign transactions which are calculated based on the straight-line method.

Floating rate or foreign-currency-indexed transactions are adjusted up to the balance sheet date.

The insurance and coinsurance premiums and commissions, net of premiums assigned in coinsurance and reinsurance and corresponding commissions are appropriated to income over the period of the corresponding insurance policies and invoices and are deferred for appropriation on a straight-line basis, during the risk coverage period, by means of accrual and reversal of unearned premiums reserve and deferred selling expenses. The accepted coinsurance and retrocession operations are recorded based on the information received from other companies and reinsurance companies, respectively.

The supplementary pension plans contributions and life insurance premiums with a survival clause are recognized in income as they are received.

The revenue from savings bonds is recognized at the time of receipt, except for pre-printed bonds of established amount and lump-sum payment, which are recorded at the time of issue. The expenses for placement of bonds, classified as “Selling Expenses,” are recognized as they are incurred. Brokerage expenses are recorded when the respective savings bonds contributions are effectively received. Redemptions and drawings are recorded simultaneously to the accounting for the corresponding revenues.

The expenses for technical provisions for private pension plans and savings bonds are recorded at the same time as the corresponding revenues thereof are recognized.

c) Cash and cash equivalents

Cash and Cash Equivalents are represented by: cash in domestic and foreign currency, investments in gold, open market investments and deposits in other banks, with maturities on the application date of 90 days or less and present an insignificant risk of change in fair value, used by the Bank to manage its short-term commitments.

d) Interbank investments

Purchase and sale commitments with unrestricted movement agreements are adjusted to market value. Other investments are recorded at acquisition cost, plus income earned up to the balance sheet date, net of loss accrual, when applicable.

e) Securities

Trading securities – securities acquired for the purpose of being actively and frequently traded, adjusted to market value against the income in the period;

Available-for-sale securities – securities which are not specifically intended for trading purposes or as held to maturity. They are adjusted to market value against a specific account in shareholders' equity, net of tax effects; and

Held-to-maturity securities – securities for which there is intention and financial capacity to hold in the portfolio up to maturity. They are recorded at acquisition cost, plus earnings recognized against income for the period.

The securities classified in the trading and available-for-sale categories, as well as derivative financial instruments are stated at its estimated fair value in the consolidated balance sheet. The fair value generally is based on market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by the Management.

f) Derivative financial instruments (assets and liabilities)

These are classified based on Management’s intended use thereof on the date of the contracting of the operation and whether it was carried out for hedging purposes or not.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage the overall exposure, as well as for meeting clients requests for the management of their positions. Gains and losses are recorded in income or expenses accounts of the respective financial instruments.

Derivative financial instruments used to mitigate risks deriving from exposure to variations in the market value of financial assets and liabilities are designated as hedges and are classified according their nature as:

• Market risk hedge: for financial instruments classified in this category as well as the hedge-related financial assets and liabilities, gains and losses, realized or not, are recorded in income statement; and

• Cash flow hedge: for financial instruments classified in this category, the effective valuation or devaluation portion is recorded, net of tax effects, in a specific account in shareholders’ equity. The non-effective portion of the respective hedge is directly recognized in the income statement

g) Loan and leasing operations, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses.

Loan and leasing operations, advances on foreign exchange contracts and other receivables with credit characteristics are classified in their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution 2,682/99, at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment risk. This assessment, which is carried out on a periodic basis, considers current economic conditions and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution 2,682/99 is also taken into account for client risk rating purposes as follows:

Past-due period (1)	Client rating

•from 15 to 30 days	B
•from 31 to 60 days	C
•from 61 to 90 days	D
•from 91 to 120 days	E
•from 121 to 150 days	F
•from 151 to 180 days	G
•more than 180 days	H

(1) For operations unexpired term of over 36 months, the periods are doubled, as allowed by CMN Resolution 2,682/99.

The accrual of revenue on operations past due up to 59 days is recorded in income and subsequent to the 60th day, in unearned income.

H-rated past-due operations remain at this level for six months, after which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years, no longer being recognized in the balance sheet.

Renegotiated operations are maintained, at least, at the same classification as their prior rating. Renegotiations already charged-off against the allowance and which are recorded in memorandum accounts are rated as “H” level and any possible revenues derived from their renegotiation are recognized as revenue only when they are effectively received. When there is a significant payment on the operation or when new material facts justify a change in risk level, the operation may be reclassified to a lower risk category.

The allowance for loan losses is calculated at an amount sufficient to cover probable losses and takes into consideration CMN and Bacen rules and instructions, together with assessments carried out by the Management, in the determination of credit risk.

h) Income tax and social contribution (assets and liabilities)

Income tax and social contribution credits, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other Receivables - Sundry” and the provision for deferred tax liabilities on tax difference in leasing depreciation and mark-to-market adjustments of securities is recorded in “Other Liabilities – Tax and Social Security”. Only income tax rate is applied on tax difference in leasing depreciation.

Tax credits on temporary additions will be realized upon use and/or reversal of the corresponding provisions to which they refer. Tax credits on tax losses and negative basis of social contribution will be realized as taxable income is generated, considering the 30% limit of the taxable profit of the reference period. Such tax credits are recorded based on the current expectations for realization, taking into account the technical studies and analyses carried out by the Management.

The provision for income tax is recorded at the base rate of 15% of taxable income, plus a 10% surcharge. As of May 1, 2008, social contribution is calculated at a 15% rate for financial institutions and insurance companies and at 9% for other companies (up to April 30, 2008, this rate was 9% for all companies and for fiscal year 2008 it was calculated pursuant to specific rules issued by the tax authorities).

Tax credits brought forward from previous periods, resulting from the increase of the social contribution rate to 15% are recorded up to the limit of the corresponding consolidated tax liabilities (Note 34).

Provisions were recorded for other income and social contribution taxes in accordance with specific applicable legislation.

Pursuant to Provisional Measure 449/08 (which became Law 11,941/09), the changes in the determination criteria for income, costs and expenses included in the net income for the year, enacted by Law 11,638/07 and by Articles 37 and 38 of Law 11,941/09, shall not have effect taxable income for corporate entities opting for the Transitional Tax Regime (RTT), and, for tax purposes, the accounting methods and criteria in force on December 31, 2007 will be considered. For accounting purposes, the tax effects of adopting Law 11,638/07 are recorded in the corresponding deferred tax assets and liabilities.

i) Prepaid expenses

These represent payments for future benefits or services recorded in assets according to the accrual method of accounting.

This group is basically represented by: insurance selling expenses, insurance expenses and advertising and marketing expenses, as described in note 12b.

j) Investments

The investments in subsidiaries, jointly-controlled companies and affiliates, with significant influence over the investee or ownership of 20% or more in the voting capital, are evaluated by the equity accounting method.

Tax incentives and other investments are assessed at acquisition cost, net of the provision for impairment, when applicable.

k) Fixed assets

These correspond to tangible assets used in the Bank’s activities or acquired with this purpose, including those deriving from operations which transfer risks, benefits and controls of the assets.

Fixed assets are stated at acquisition cost, net of the respective accumulated depreciations, calculated on the straight-line method according to the estimated economic useful life of assets, being: premises – 4% p.a.; furniture and fixtures, machinery and equipment – 10% p.a.; transport systems – 20% p.a.; and data processing systems – 20% to 50% p.a. and impairment, when applicable.

l) Intangible assets

Intangible assets are intangible rights acquired for business activities or exercised with that purpose. Intangible assets with established useful lives are amortized over the estimated period of economic benefit.

Intangible assets comprise:

• Future profitability of client portfolio acquired and acquisition of the right to provide banking services;

These are recorded and amortized over the period in which the asset will directly and indirectly contribute to the future cash flow and adjusted by the impairment, when applicable; and

• Software

Software is recorded at cost less amortization on the straight-line method during the estimated useful life (20% to 50% p.a.), as from the date it is available for use and adjusted by impairment, when applicable. Internal software development expenses are recognized as assets when it is possible to demonstrate the intention and ability to complete such development, as well as reliably measuring costs directly attributable to the software, which will be amortized during its estimated useful life, considering the future economic benefits generated.

m) Asset impairment

The book value of securities classified as available-for-sale and held-to-maturity and non-financial assets, except other assets and tax credits, are tested, at least annually, for impairment, which is recognized in the income statement for the year if the book value of an asset or its cash-generating unit exceeds its recoverable value.

A cash generating unit is the smallest identifiable group of assets that generates cash flows materially independent from other assets and groups.

n) Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recorded at the amount of the liabilities and include, when applicable, related charges up to the balance sheet date, on a daily prorated basis.

o) Technical provisions related to insurance, private pension plans and savings bonds activities

Technical provisions are calculated according to actuarial technical notes approved by Susep and ANS, and criteria set forth by CNSP Resolutions 162/06, 181/07, 195/08 and 204/09.

• Basic, life and health insurance lines:

- Unearned Premiums Provision (PPNG) comprises retained premiums (except reinsurance assignment) which are deferred during the term of effectiveness of the insurance policies, determining the daily prorated value of the unearned premium of the unexpired risk period (future risk of policies in effect);

- The provision for claims Incurred but not reported (IBNR) is calculated on an actuarial basis to quantify the amount of claims occurred and not reported by policyholders/beneficiaries. Pursuant to CNSP Resolution 195/08, as of 2009, insurance companies cannot to deduct from calculation of provisions the amounts transferred to third parties through reinsurance operations;

- The provision for unsettled claims is recorded based on the indemnity estimates for notices of claims received from policyholders up to the balance sheet date. The provision is monetarily restated and includes all claims under litigation. In the case of health insurance, according to the technical note approved by ANS, the provision for unsettled claims complements the IBNR provision;

- The Supplementary Premium Provision (PCP) is recorded on a monthly basis to complement the PPNG, considering the effective risks issued or not. The amount of the PCP is the difference, if positive, between the average of the sum of the daily PPNG and the recorded PPNG;

- The provision for insufficient premiums is recorded when there is insufficiency of the unearned premium provision to cover incurred claims, considering expected indemnities and related expenses, throughout periods to be incurred related to risks in effect on the reference date of calculation;

- Other technical provisions refer to provision for future readjustments of premiums and those required for the technical balance of the individual health plan portfolio, adopting a method included in the actuarial technical note approved by ANS;

- The provision for benefits to be granted, of the individual health plan portfolio, refers to a 5-year coverage for dependents if the policyholder is deceased, adopting a formulation included in the actuarial technical note approved by ANS; and

- The provision for benefits granted, of the individual health plan portfolio, is comprised by liabilities arising from payment release contractual clauses referring to the health plan coverage, and its accounting complies with Resolution - RN 75/04 of ANS, and by premiums for the payment release of Bradesco Saúde policyholders -“Plano GBS”.

• Supplementary private pension plans and life insurance covering survival:

- The mathematical provision for benefits to be granted refers to participants whose benefits have not yet begun. In the private pension plans known as “traditional”, the provision represents the difference between the current value of the future benefits and the current value of the future contributions, corresponding to the obligations assumed under retirement, disability, pension and regular income plans. The provision related to Long-term Life Insurance (VGBL) covering survival and to Unrestricted Benefits Generating private pension Plans (PGBL) represents the amount of the contributions made by the participants, net of carrying costs and other contractual charges, plus financial earnings generated by the investment of resources in Exclusive Investment Funds (FIEs);

- The mathematical provision for benefits granted refers to participants already using the benefits and corresponds to the present value of future obligations related to the payment of ongoing benefits;

- The contribution insufficiency provision is recorded to complement the mathematical provisions for benefits granted and to be granted, should they not be sufficient to guarantee future commitments. In plans covering survival, the provision is calculated on an actuarial basis and takes into consideration the actuarial table AT-2000 (normalized), increased by 1.5% p.a. (improvement), considering males separately from females, who have higher life expectancy, and the actual interest rate of 4.0% p.a.. In disability plans, the provision is also calculated on an actuarial basis and takes in consideration the biometric AT-49 table (male) and the real interest rate of 4.0% p.a.;

- The financial fluctuation provision is recorded up to the limit of 15% of the mathematical provision for benefits to be granted related to the private pension plans in the category of variable contribution with guarantee of earnings to meet possible financial fluctuations; and

- The administrative expenses provision is recorded to cover administrative expenses of the defined benefit and variable contribution plans. It is calculated in conformity with the methodology set forth in the actuarial technical note.

• Savings bonds:

- The mathematical provision for redemptions is recorded for each active or suspended savings bonds during the estimated term set forth in the general conditions of the plan. It is calculated according to the methodology set forth in the actuarial technical notes approved by Susep;

- The provisions for redemptions are established for the expired savings bonds and unexpired plans where early redemption has been required by the clients. The provisions are monetarily restated based on the indexes determined in each plan; and

- The provisions for unrealized and payable drawings are recorded to cover prizes in future drawings (unrealized) and also for prizes in drawings where clients have already been selected (payable).

p) Contingent assets and liabilities and legal liabilities – tax and social security

The recognition, measurement and disclosure of contingent assets and liabilities and legal liabilities are in accordance with the criteria defined in CMN Resolution 3,535/08 and CVM Resolution 489/05.

• Contingent Assets: are not recognized in the financial statements, except when Management has total control over the situation or when there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, characterizing the gain as practically certain and confirmed expectations of receipt or compensation with another liability. The contingent assets with probable chances of success is probable are disclosed in the notes to the financial statements (Note 18a);

• Contingent Liabilities: are recorded taking into consideration the opinion of the legal advisors, the nature of the lawsuits, the similarity with previous processes, the complexity and positioning of courts, whenever the loss is evaluated as probable, which would cause a probable outflow of funds for the settlement of liabilities and when the amounts involved are measurable with sufficient reliability. The contingent liabilities classified as possible losses are not recognized in the financial statements, and they must only be disclosed in the notes, when individually material, and those classified as remote do not require provision nor disclosure (Notes 18b and 18c); and

• Legal Liabilities – Tax and Social Security: result from judicial proceedings related to tax liabilities, being contested on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully recognized in the financial statements (note 18b).

q) Funding expenses

Expenses related to funding transactions involving the issue of securities are recorded as reduction of the liability and are allocated to income over the term of the transaction.

r) Other assets and liabilities

The assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily prorated basis), and less provision for loss, when deemed appropriate. The liabilities comprise known or measurable amounts, including related charges and monetary and exchange variations (on a daily prorated basis).

4) INFORMATION FOR COMPARISON PURPOSES

As from November 2009, Bradesco started to consolidate in its financial statements Banco Ibi and its subsidiaries.

a) Below we present the main balance sheet balances and income statement as of December 31, 2009:

R$ thousand

Banco Ibi

Assets
Current and long-term assets	5,747,895
Cash and cash equivalents	17,594
Interbank investments	416,654
Securities and derivative financial instruments	1,694,885
Interbank accounts	8,286
Loan and leasing operations	1,749,578
Other receivables	1,835,761
Other assets	25,137
Permanent assets	196,552
- Premises and equipment	11,196
- Deferred charges	95,359
- Intangible assets	89,997
Total	5,944,447
Liabilities
Current and long-term liabilities	3,900,520
Demand, time and other deposits	1,219,658
Federal funds purchased and securities sold under agreements to repurchase	12,502
Interdepartmental accounts	1,368
Other liabilities	2,666,992
Shareholders’ equity	2,043,927
Total	5,944,447

R$ thousand

Banco Ibi
From November 1 to
December 31, 2009

Revenues from financial intermediation	280,173
Expenses from financial intermediation	139,106
Gross income from financial intermediation	141,067
Other operating revenues/expenses	(133,148)
Operating income	7,919
Non-operating income	(793)
Income before taxes on income and interest	7,126
Income tax and social contribution	5,188
Net income	12,314

b) Reclassifications

For a better comparison of the financial statements, reclassifications were made in the balances for the period ended December 31, 2008, to comply with the accounting procedures/classifications adopted in 2009.

Balance Sheet

	R$ thousand

	As previously reported	Reclassifications	Reclassified balance

Liabilities
Current liabilities	248,474,344	-	248,474,344
Other liabilities	34,045,924	-	34,045,924
Subordinated debts (1)	12,147	402,222	414,369
Sundry (1)	14,877,709	(402,222)	14,475,487
Long-term liabilities	171,087,150	-	171,087,150
Other liabilities	30,543,493	-	30,543,493
Subordinated debts (1)	19,236,419	35,874	19,272,293
Sundry (1)	2,595,072	(35,874)	2,559,198
Total	454,413,043	-	454,413,043

Statement of Income

	R$ thousand

	As previously reported	Reclassifications	Reclassified balance

Other operating revenues/expenses	(7,983,440)	-	(7,983,440)
Fee and Commission Income (2)	11,215,095	(353,462)	10,861,633
Other Revenues from Fees and Commissions	9,163,687	(355,170)	8,808,517
Income from Banking Fees	2,051,408	1,708	2,053,116
Personnel Expenses (3)	(7,166,253)	(222,768)	(7,389,021)
Other Administrative Expenses (2) (3)	(8,144,272)	(115,064)	(8,259,336)
Tax Expenses (3)	(1,948,768)	(18,335)	(1,967,103)
Other Operating Expenses (2) (3)	(5,995,457)	709,629	(5,285,828)
Net Income	7,620,238	-	7,620,238

(1) Reclassification of Other Liabilities – Sundry to Subordinated Debts related to CDB issue;
(2) Reclassification of Fee and Commission Income and Other Administrative Expenses to Other Operating Expenses, related to interbank fees, which now is named Reimbursement of Operating Costs; and
(3) Reclassification of Other Operating Expenses to Personnel Expenses, Other Administrative Expenses and Tax Expenses, related to the breakdown of sale of non-financial companies.

5) ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT a) Balance sheet

	R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Eliminations (4)	Total consolidated

	Brazil	Abroad	Brazil	Abroad

Assets
Current and long-term assets	384,516,285	27,770,119	89,973,762	17,240	1,047,572	(7,296,683)	496,028,295
Cash and cash equivalents	5,819,962	1,054,732	68,813	9,818	27,864	(34,626)	6,946,563
Interbank investments	109,956,011	840,769	-	-	100,098	(100,065)	110,796,813
Securities and derivative financial instruments	56,438,562	6,834,941	83,648,149	5,809	412,186	(720,912)	146,618,735
Interbank and interdepartmental accounts	18,349,807	373,409	-	-	-	-	18,723,216
Loan and leasing operations	144,650,802	18,031,836	-	-	-	(5,224,394)	157,458,244
Other receivables and other assets	49,301,141	634,432	6,256,800	1,613	507,424	(1,216,686)	55,484,724
Permanent assets	30,137,755	8,778	2,112,967	37	138,817	(22,203,557)	10,194,797
Investments	22,363,915	1,917	1,029,844	-	68,700	(22,203,557)	1,260,819
Premises and equipment and leased assets	3,124,425	6,772	228,241	37	58,479	-	3,417,954
Intangible assets	4,649,415	89	854,882	-	11,638	-	5,516,024
Total on December 31, 2009	414,654,040	27,778,897	92,086,729	17,277	1,186,389	(29,500,240)	506,223,092
Total on September 30, 2009	399,963,594	28,162,964	87,589,702	16,604	879,381	(30,926,555)	485,685,690
Total on December 31, 2008	369,586,421	29,807,072	77,953,752	21,877	995,911	(23,951,990)	454,413,043

Liabilities
Current and long-term liabilities	372,250,391	17,379,601	80,357,392	7,851	652,489	(7,296,683)	463,351,041
Deposits	166,239,378	4,909,250	-	-	-	(75,544)	171,073,084
Federal funds purchased and securities sold under agreements to repurchase	112,937,514	435,597	-	-	-	(100,065)	113,273,046
Funds from issuance of securities	4,095,776	4,257,577	-	-	-	(870,769)	7,482,584
Interbank and interdepartmental accounts	2,949,317	837	-	-	-	-	2,950,154
Borrowing and onlending	28,879,782	3,481,483	82	-	-	(5,033,611)	27,327,736
Derivative financial instruments	428,193	103,001	-	-	-	-	531,194
Technical provisions from insurance, private pension plans and savings
bonds	-	-	75,570,227	1,694	-	-	75,571,921
Other liabilities:
- Subordinated debts	19,324,696	3,779,281	-	-	-	-	23,103,977
- Other	37,395,735	412,575	4,787,083	6,157	652,489	(1,216,694)	42,037,345
Deferred income	320,625	-	-	-	-	-	320,625
Shareholders’ equity/minority interest in subsidiaries	329,273	10,399,296	11,729,337	9,426	533,900	(22,203,557)	797,675
Shareholders’ equity - parent company	41,753,751	-	-	-	-	-	41,753,751
Total on December 31, 2009	414,654,040	27,778,897	92,086,729	17,277	1,186,389	(29,500,240)	506,223,092
Total on September 30, 2009	399,963,594	28,162,964	87,589,702	16,604	879,381	(30,926,555)	485,685,690
Total on December 31, 2008	369,586,421	29,807,072	77,953,752	21,877	995,911	(23,951,990)	454,413,043

b) Statement of income

	R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Eliminations (4)	Total consolidated

	Brazil	Abroad	Brazil	Abroad

Revenues from financial intermediation	53,533,061	1,404,378	8,035,175	3,417	29,347	(106,299)	62,899,079
Expenses from financial intermediation	36,584,153	919,594	5,128,517	-	-	(107,039)	42,525,225
Gross income from financial intermediation	16,948,908	484,784	2,906,658	3,417	29,347	740	20,373,854
Other operating income/expenses	(11,682,102)	(127,784)	1,297,024	843	136,421	(553)	(10,376,151)
Operating income	5,266,806	357,000	4,203,682	4,260	165,768	187	9,997,703
Non-operating income	1,786,901	375,723	(18,571)	3	(22,403)	(57)	2,121,596
Income before taxes and minority interest	7,053,707	732,723	4,185,111	4,263	143,365	130	12,119,299
Income tax and social contribution	(2,569,530)	(2,492)	(1,461,454)	(1,888)	(46,815)	(130)	(4,082,309)
Minority interest in subsidiaries	(20,637)	-	(3,390)	-	(681)	-	(24,708)
Net income for 2009	4,463,540	730,231	2,720,267	2,375	95,869	-	8,012,282
Net income for 2008	5,182,600	(239,906)	2,653,310	(4,578)	28,812	-	7,620,238
Net income for 4Q09	1,276,139	50,465	826,483	949	26,905	-	2,180,941
Net income for 3Q09	1,245,309	(61,694)	608,904	(1,975)	20,445	-	1,810,989

(1) The “Financial” segment comprises: financial institutions; holding companies (which are mainly responsible for managing financial resources); as well as credit card and asset management companies;
(2) The balances of equity accounts, income and expenses among companies from the same segment are being eliminated;
(3) The “Insurance Group” segment comprises insurance, private pension plans and savings bonds companies; and
(4) Amounts eliminated among companies from different segments, as well as operations carried out in Brazil and abroad.

6) CASH AND CASH EQUIVALENTS

	R$ thousand

	2009		2008

	December 31	September 30	December 31

Funds available in domestic currency	5,507,300	6,455,160	5,822,653
Funds available in foreign currency	1,439,198	2,115,883	3,472,821
Investments in gold	65	60	67
Total funds available (cash)	6,946,563	8,571,103	9,295,541
Short-term interbank investments (1)	75,774,350	76,609,025	54,835,831
Total cash and cash equivalents	82,720,913	85,180,128	64,131,372

(1) Refers to operations with maturities on the application date of 90 days or less and with insignificant risk of change in fair value.

7) INTERBANK INVESTMENTS

a) Breakdown and maturities

	R$ thousand

	2009						2008

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31

Investments in the open
market:
Own portfolio position	13,315,320	20,011,434	-	-	33,326,754	21,367,113	19,446,068
•Financial treasury bills	780,904	-	-	-	780,904	3,923,045	3,609,090
•National treasury notes	5,396,749	13,788,938	-	-	19,185,687	11,480,297	11,858,081
•National treasury bills	7,128,311	6,222,496	-	-	13,350,807	5,879,848	3,948,556
•Other	9,356	-	-	-	9,356	83,923	30,341
Funded position	65,908,415	2,007,839	41,527	-	67,957,781	66,368,579	39,750,183
•Financial treasury bills	20,945,416	-	-	-	20,945,416	23,155,621	38,054,546
•National treasury notes	28,496,153	-	41,527	-	28,537,680	31,830,038	171,531
•National treasury bills	16,466,846	2,007,839	-	-	18,474,685	11,382,920	1,524,106
Short position	223,194	329,962	-	-	553,156	539,301	2,238,365
•National treasury bills	223,194	329,962	-	-	553,156	539,301	2,238,365
Subtotal	79,446,929	22,349,235	41,527	-	101,837,691	88,274,993	61,434,616
Deposits in other banks:
•Deposits in other banks	4,568,492	1,112,106	2,201,944	1,077,439	8,959,981	9,212,766	12,759,752
•Provisions for losses	(426)	-	(433)	-	(859)	(436)	(3,143)
Subtotal	4,568,066	1,112,106	2,201,511	1,077,439	8,959,122	9,212,330	12,756,609
Total on December 31, 2009	84,014,995	23,461,341	2,243,038	1,077,439	110,796,813
%	75.8	21.2	2.0	1.0	100.0
Total on September 30, 2009	77,980,746	16,476,087	2,076,473	954,017		97,487,323
%	80.0	16.9	2.1	1.0		100.0
Total on December 31, 2008	64,738,498	5,828,352	2,895,589	728,786			74,191,225
%	87.3	7.9	3.9	0.9			100.0

b) Income from interbank investments

Classified in the statement of income as income on securities transactions

	R$ thousand

	2009			2008

	4 th quarter	3rd quarter	December 31 YTD	December 31 YTD

Income from investments in purchase and sale commitments:
Own portfolio position	580,234	398,249	2,129,798	1,011,378
Funded position	1,574,524	1,429,115	5,952,209	4,751,974
Short position	17,333	39,749	357,153	690,080
Unrestricted securities	-	-	-	12,672
Subtotal	2,172,091	1,867,113	8,439,160	6,466,104
Income from interest-earning deposits in other banks	142,215	159,348	666,280	770,070
Total (Note 8h)	2,314,306	2,026,461	9,105,440	7,236,174

8) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a) Summary of the consolidated classification of securities by business segment and issuer

	R$ thousand

	2009								2008

	Financial	Insurance/ Savings bonds	Private pension plans	activities	December 31%		September 30%		December 31%

Trading securities	38,510,735	1,990,690	29,906,576	304,302	70,712,303	59.5	77,403,145	62.2	80,383,883	69.8
- Government securities	21,882,031	720,766	227,382	265,419	23,095,598	19.5	28,297,787	22.7	34,649,213	30.1
- Corporate bonds	15,270,131	1,269,924	224,597	38,883	16,803,535	14.2	17,147,380	13.8	15,389,377	13.3
- Derivative financial instruments (1)	1,358,573	-	-	-	1,358,573	1.1	2,500,268	2.0	2,364,140	2.1
- PGBL / VGBL restricted bonds	-	-	29,454,597	-	29,454,597	24.8	29,457,710	23.7	27,981,153	24.3
Available-for-sale securities	19,615,769	1,349,829	1,110,114	8,206	22,083,918	18.6	21,368,525	17.1	10,796,270	9.4
- Government securities	13,194,105	121,523	294,535	-	13,610,163	11.5	12,763,392	10.2	2,964,736	2.6
- Corporate bonds	6,421,664	1,228,306	815,579	8,206	8,473,755	7.1	8,605,133	6.9	7,831,534	6.8
Held-to-maturity securities (4)	869,354	7,494,856	17,574,374	-	25,938,584	21.9	25,674,435	20.7	24,020,907	20.8
- Government securities	869,354	7,494,856	16,902,612	-	25,266,822	21.3	24,988,030	20.1	23,325,817	20.2
- Corporate bonds	-	-	671,762	-	671,762	0.6	686,405	0.6	695,090	0.6
Subtotal	58,995,858	10,835,375	48,591,064	312,508	118,734,805	100.0	124,446,105	100.0	115,201,060	100.0
Purchase and sale commitments (2)	3,656,410	4,045,712	20,181,808	-	27,883,930		23,278,214		16,396,613
Overall total	62,652,268	14,881,087	68,772,872	312,508	146,618,735		147,724,319		131,597,673
- Government securities	35,945,490	8,337,145	17,424,529	265,419	61,972,583	52.2	66,049,209	53.1	60,939,766	52.9
- Corporate bonds	23,050,368	2,498,230	1,711,938	47,089	27,307,625	23.0	28,939,186	23.2	26,280,141	22.8
- PGBL / VGBL restricted bonds	-	-	29,454,597	-	29,454,597	24.8	29,457,710	23.7	27,981,153	24.3
Subtotal	58,995,858	10,835,375	48,591,064	312,508	118,734,805	100.0	124,446,105	100.0	115,201,060	100.0
Purchase and sale commitments (2)	3,656,410	4,045,712	20,181,808	-	27,883,930		23,278,214		16,396,613
Overall total	62,652,268	14,881,087	68,772,872	312,508	146,618,735		147,724,319		131,597,673

b) Breakdown of consolidated portfolio by issuer

Securities (3)	R$ thousand

	2009									2008

	December 31							September 30		December 31

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market

Government securities	1,847,240	575,289	1,215,741	58,334,313	61,972,583	61,548,757	423,826	66,049,209	677,536	60,939,766	761,418
Financial treasury bills	28,840	495,414	430,995	13,419,386	14,374,635	14,380,563	(5,928)	12,710,466	(6,555)	7,968,695	(8,919)
National treasury bills	1,416,359	392	52,112	2,867,148	4,336,011	4,345,797	(9,786)	5,080,022	(5,056)	6,410,513	37,913
National treasury notes	397,598	-	722,945	39,000,749	40,121,292	40,091,311	29,981	43,677,529	251,569	41,138,951	275,193
Brazilian foreign debt notes	-	1,198	604	2,811,348	2,813,150	2,414,969	398,181	2,782,405	421,650	3,564,215	421,798
Privatization currencies	-	-	-	94,143	94,143	79,550	14,593	95,275	14,852	99,658	13,124
Foreign government securities	556	77,029	4,941	129,239	211,765	215,435	(3,670)	1,691,365	925	1,755,595	22,316
Other	3,887	1,256	4,144	12,300	21,587	21,132	455	12,147	151	2,139	(7)
Corporate bonds	10,257,389	859,740	2,606,048	13,584,448	27,307,625	26,929,244	378,381	28,939,186	277,339	26,280,141	(594,115)
Bank deposit certificates	161,478	63,280	111,795	760,843	1,097,396	1,097,396	-	1,801,111	-	2,032,302	-
Shares	3,294,980	-	-	-	3,294,980	3,179,760	115,220	3,818,518	(6,722)	3,363,189	(856,683)
Debentures	235,956	160,712	372,694	8,264,159	9,033,521	8,893,843	139,678	8,357,129	138,949	7,236,194	69,335
Promissory notes	102,661	296,898	1,648,104	117	2,047,780	2,048,201	(421)	3,845,227	(765)	4,915,118	-
Foreign corporate bonds	16,647	2,166	12,458	2,196,740	2,228,011	2,150,756	77,255	1,859,755	83,528	1,899,742	(155,446)
Derivative financial instruments (1)	302,621	254,844	94,675	706,433	1,358,573	1,241,014	117,559	2,500,268	100,961	2,364,140	401,921
Other	6,143,046	81,840	366,322	1,656,156	8,247,364	8,318,274	(70,910)	6,757,178	(38,612)	4,469,456	(53,242)
PGBL / VGBL restricted bonds	2,969,516	4,845,951	7,495,328	14,143,802	29,454,597	29,454,597	-	29,457,710	-	27,981,153	-
Subtotal	15,074,145	6,280,980	11,317,117	86,062,563	118,734,805	117,932,598	802,207	124,446,105	954,875	115,201,060	167,303
Purchase and sale commitments (2)	26,126,110	1,194,914	480,240	82,666	27,883,930	27,883,930	-	23,278,214	-	16,396,613	-
Hedge – cash flow (Note 8g)	-	-	-	-	-	-	150,089	-	(80,784)	-	-
Overall total	41,200,255	7,475,894	11,797,357	86,145,229	146,618,735	145,816,528	952,296	147,724,319	874,091	131,597,673	167,303

c) Consolidated classification by category, maturity and business segment

I) Trading securities

Securities (3)	R$ thousand

	2009									2008

	December 31							September 30		December 31

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market

- Financial	6,947,034	908,645	2,327,184	28,327,872	38,510,735	38,150,619	360,116	45,144,465	530,178	49,565,780	1,253,771
National treasury bills	912,870	392	33,236	1,389,956	2,336,454	2,337,354	(900)	2,838,288	110	6,259,719	37,946
Financial treasury bills	26,647	110,320	154,466	12,033,961	12,325,394	12,331,646	(6,252)	10,846,407	(6,965)	6,503,743	(9,113)
Bank deposit certificates	14,112	60,365	11,780	732,325	818,582	818,582	-	1,528,617	-	1,394,751	-
Derivative financial instruments (1)	302,621	254,844	94,675	706,433	1,358,573	1,241,014	117,559	2,500,268	100,961	2,364,140	401,921
Debentures	235,956	105,641	104,007	6,858,001	7,303,605	7,167,665	135,940	6,569,220	133,635	5,063,443	72,528
Promissory notes	102,661	296,353	1,648,104	117	2,047,235	2,047,656	(421)	3,844,828	(765)	4,439,342	-
Brazilian foreign debt notes	-	-	-	35,278	35,278	31,601	3,677	35,853	3,768	43,072	2,280
National treasury notes	369,980	-	268,168	6,445,675	7,083,823	6,972,817	111,006	11,742,027	295,880	18,833,362	277,396
Foreign corporate securities	2,378	2,166	2,590	53,834	60,968	57,471	3,497	67,345	3,636	105,220	(5,593)
Foreign government securities	-	77,029	4,941	50	82,020	82,656	(636)	1,558,316	3,125	1,755,583	22,316
Shares	60,023	-	-	-	60,023	60,023	-	54,131	-	471,897	454,090
Other	4,919,786	1,535	5,217	72,242	4,998,780	5,002,134	(3,354)	3,559,165	(3,207)	2,331,508	-
- Insurance companies and savings bonds	843,183	123,602	511,126	512,779	1,990,690	1,990,690	-	2,014,210	-	2,153,932	-
Financial treasury bills	-	123,602	135,487	385,139	644,228	644,228	-	681,411	-	695,307	-
National treasury bills	-	-	18,857	51,327	70,184	70,184	-	75,505	-	47,333	-
Bank deposit certificates	-	-	68,909	10,119	79,028	79,028	-	93,091	-	360,068	-
National treasury notes	-	-	-	6,354	6,354	6,354	-	8,234	-	111,024	-
Shares	38,556	-	-	-	38,556	38,556	-	34,651	-	27,117	-
Debentures	-	-	714	4,201	4,915	4,915	-	4,384	-	32,501	-
Foreign private bonds	-	-	5,073	-	5,073	5,073	-	47,730	-	-	-
Promissory notes	-	-	-	-	-	-	-	-	-	62	-
Other	804,627	-	282,086	55,639	1,142,352	1,142,352	-	1,069,204	-	880,520	-

Securities (3)	R$ thousand

	2009									2008

	September 30							June 30		September 30

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market

- Private pension plans	3,194,113	4,846,455	7,508,993	14,357,015	29,906,576	29,906,607	(31)	29,916,630	207	28,409,104	-
Financial treasury bills	-	504	13,665	192,646	206,815	206,815	-	200,042	-	197,673	-
National treasury notes	-	-	-	11,246	11,246	11,277	(31)	16,565	207	2,731	-
Bank deposit certificates	-	-	-	-	-	-	-	3,085	-	5,169	-
National treasury bills	-	-	-	9,321	9,321	9,321	-	9,115	-	6,998	-
Shares	2,715	-	-	-	2,715	2,715	-	2,507	-	1,571	-
Debentures	-	-	-	-	-	-	-	-	-	3,021	-
PGBL / VGBL restricted bonds	2,969,516	4,845,951	7,495,328	14,143,802	29,454,597	29,454,597	-	29,457,710	-	27,981,153	-
Other	221,882	-	-	-	221,882	221,882	-	227,606	-	210,788	-
- Other activities	34,530	2,958	42,137	224,677	304,302	304,302	-	327,840	-	255,067	-
Financial treasury bills	2,193	960	20,380	204,872	228,405	228,405	-	185,831	-	164,510	-
Bank deposit certificates	56	614	4,027	11,284	15,981	15,981	-	33,300	-	27,546	-
National treasury bills	3,654	-	-	4,866	8,520	8,520	-	19,251	-	17,815	-
Debentures	-	-	16,509	2,368	18,877	18,877	-	16,586	-	33,841	-
National treasury notes	27,618	-	-	876	28,494	28,494	-	70,930	-	10,343	-
Promissory notes	-	545	-	-	545	545	-	399	-	-	-
Other	1,009	839	1,221	411	3,480	3,480	-	1,543	-	1,012	-
Subtotal	11,018,860	5,881,660	10,389,440	43,422,343	70,712,303	70,352,218	360,085	77,403,145	530,385	80,383,883	1,253,771
Purchase and sale commitments (2)	26,126,110	1,194,914	480,240	82,666	27,883,930	27,883,930	-	23,278,214	-	16,396,613	-
- Financial	2,491,269	1,019,713	62,762	82,666	3,656,410	3,656,410	-	3,864,376	-	2,723,656	-
- Insurance companies and savings bonds	3,672,294	175,201	198,217	-	4,045,712	4,045,712	-	3,787,383	-	3,187,069	-
- Private pension plans	19,962,547	-	219,261	-	20,181,808	20,181,808	-	15,626,455	-	10,485,888	-
- PGBL/VGBL	17,235,533	-	219,261	-	17,454,794	17,454,794	-	13,948,625	-	10,068,576	-
- Funds	2,727,014	-	-	-	2,727,014	2,727,014	-	1,677,830	-	417,312	-
Overall total	37,144,970	7,076,574	10,869,680	43,505,009	98,596,233	98,236,148	360,085	100,681,359	530,385	96,780,496	1,253,771
Derivative financial instruments (liabilities)	(183,601)	(101,867)	(149,707)	(96,019)	(531,194)	(561,704)	30,510	(1,668,696)	50,560	(2,041,926)	(184,759)

II) Available -for-sale securities

Securities (3) (8)	R$ thousand

	2009									2008

	December 31							September 30		December 31

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market

- Financial	2,243,008	321,757	576,633	16,474,371	19,615,769	19,154,112	461,657	17,781,093	567,255	6,919,083	(30,466)
National treasury bills	499,835	-	19	1,411,678	1,911,532	1,920,418	(8,886)	1,870,005	(5,626)	78,648	(33)
Brazilian foreign debt securities	-	1,198	604	1,920,467	1,922,269	1,527,765	394,504	1,884,130	417,882	2,373,461	419,518
Foreign corporate securities	14,269	-	4,795	2,142,906	2,161,970	2,088,212	73,758	1,744,680	79,892	1,794,522	(149,853)
National treasury notes	-	-	454,777	8,139,130	8,593,907	8,674,901	(80,994)	7,727,621	(44,518)	15,950	(2,203)
Financial treasury bills	-	182,465	7,417	350,102	539,984	540,072	(88)	344,345	(27)	130,565	29
Bank deposit certificates	139,248	2,301	27,079	7,115	175,743	175,743	-	141,940	-	244,368	-
Debentures	-	55,071	-	813,349	868,420	869,572	(1,152)	916,878	(1,326)	820,975	(3,170)
Shares	1,439,018	-	-	-	1,439,018	1,295,915	143,103	1,134,294	146,985	441,038	(247,000)
Privatization currencies	-	-	-	94,143	94,143	79,550	14,593	95,275	14,852	99,658	13,124
Foreign governments bonds	556	-	-	129,189	129,745	132,779	(3,034)	133,049	(2,200)	12	-
Other	150,082	80,722	81,942	1,466,292	1,779,038	1,849,185	(70,147)	1,788,876	(38,659)	919,886	(60,878)
- Insurance companies and savings bonds	1,062,364	26,282	30,367	230,816	1,349,829	1,336,843	12,986	1,971,412	(68,235)	1,962,469	(527,942)
Financial treasury bills	-	26,282	30,335	64,906	121,523	121,460	63	127,511	79	81,367	28
Shares	1,012,817	-	-	-	1,012,817	1,007,830	4,987	1,362,038	(78,819)	1,082,630	(535,576)
Debentures	-	-	32	165,910	165,942	161,052	4,890	163,656	6,640	587,323	(23)
Promissory notes	-	-	-	-	-	-	-	-	-	158,571	-
National treasury bills	-	-	-	-	-	-	-	267,858	460	-	-
Other	49,547	-	-	-	49,547	46,501	3,046	50,349	3,405	52,578	7,629
- Private pension plans	741,707	51,281	55,494	261,632	1,110,114	1,142,761	(32,647)	1,614,805	(74,649)	1,914,241	(528,119)
Shares	741,707	-	-	-	741,707	774,703	(32,996)	1,230,760	(75,007)	1,338,859	(528,256)
Financial treasury bills	-	51,281	55,494	187,760	294,535	294,186	349	311,463	358	182,936	137
Promissory notes	-	-	-	-	-	-	-	-	-	317,143	-
Other	-	-	-	73,872	73,872	73,872	-	72,582	-	75,303	-
- Other activities	8,206	-	-	-	8,206	8,080	126	1,215	119	477	59

Bank deposit certificates	8,062	-	-	-	8,062	8,062	-	1,078	-	400	-
Shares	144	-	-	-	144	18	126	137	119	77	59
Subtotal	4,055,285	399,320	662,494	16,966,819	22,083,918	21,641,796	442,122	21,368,525	424,490	10,796,270	(1,086,468)
Hedge – cash flow (Note 8g)	-	-	-	-	-	-	150,089	-	(80,784)	-	-
Overall total	4,055,285	399,320	662,494	16,966,819	22,083,918	21,641,796	592,211	21,368,525	343,706	10,796,270	(1,086,468)

III) Held-to-maturity securities

Securities	R$ thousand

	2009						2008

	December 31					September 30	December 31

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Restated cost (5) (6)	Restated cost value (5) (6)	Restated cost value (5) (6)

Financial	-	-	13,751	855,603	869,354	875,878	1,160,149
Brazilian foreign debt notes	-	-	-	855,603	855,603	862,422	1,147,682
Financial treasury bills	-	-	13,751	-	13,751	13,456	12,467
Insurance companies and savings bonds	-	-	-	7,494,856	7,494,856	7,385,646	6,313,953
Debentures	-	-	-	-	-	-	84,320
National treasury notes	-	-	-	7,494,856	7,494,856	7,385,646	6,229,633
Private pension plans	-	-	251,432	17,322,942	17,574,374	17,412,911	16,546,805
Debentures	-	-	251,432	420,330	671,762	686,405	610,770
National treasury notes	-	-	-	16,902,612	16,902,612	16,726,506	15,935,908
Financial treasury bills	-	-	-	-	-	-	127
Overall total (4)	-	-	265,183	25,673,401	25,938,584	25,674,435	24,020,907

d) Breakdown of the portfolios by financial statements classification

Securities (3)	R$ thousand

	2009						2008

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on December 31 (3) (5) (6) (7)	Total on September 30 (3) (5) (6) (7)	Total on December 31 (3) (5) (6) (7)

Own portfolio	39,171,137	7,131,120	10,842,415	58,994,607	116,139,279	120,606,363	104,052,123
Fixed income securities	35,876,157	7,131,120	10,842,415	58,994,607	112,844,299	116,787,845	100,688,934
•Financial treasury bills	28,840	405,484	319,078	3,325,422	4,078,824	5,390,531	5,834,518
•Purchase and sale commitments (2)	26,126,110	1,194,914	480,240	82,666	27,883,930	23,278,214	16,396,613
•National treasury notes	28,174	-	563	25,047,279	25,076,016	28,156,064	23,555,145
•Brazilian foreign debt securities	-	1,198	604	2,360,691	2,362,493	2,717,781	2,184,648
•Bank deposit certificates	161,478	63,280	111,795	760,843	1,097,396	1,801,111	2,032,302
•National treasury bills	59,286	392	26,144	1,051,707	1,137,529	3,505,679	2,457,439
•Foreign corporate securities	16,647	2,166	12,458	2,160,226	2,191,497	1,817,709	1,869,597
•Debentures	235,956	160,712	372,694	8,264,159	9,033,521	8,357,129	7,235,211
•Promissory notes	102,661	296,898	1,648,104	117	2,047,780	3,845,227	4,915,118
•Foreign government securities	556	77,029	4,941	129,239	211,765	1,691,365	1,755,595
•PGBL/VGBL restricted bonds	2,969,516	4,845,951	7,495,328	14,143,802	29,454,597	29,457,710	27,981,153
•Other	6,146,933	83,096	370,466	1,668,456	8,268,951	6,769,325	4,471,595
Equity securities	3,294,980	-	-	-	3,294,980	3,818,518	3,363,189
•Shares of listed companies (technical provision)	676,452	-	-	-	676,452	911,749	1,282,595
•Shares of listed companies (other) (4)	2,618,528	-	-	-	2,618,528	2,906,769	2,080,594
Restricted securities	1,726,497	89,930	860,267	24,897,870	27,574,564	24,573,299	25,139,356
Repurchase agreements	-	12,506	461,697	6,927,696	7,401,899	1,491,258	4,265,370
•National treasury bills	-	-	1,465	180,644	182,109	7,725	248,442
•Brazilian foreign debt securities	-	-	-	450,657	450,657	64,624	671,665
•Financial treasury bills	-	12,506	-	3,143,421	3,155,927	1,376,863	1,147,476
•National treasury notes	-	-	460,232	3,116,460	3,576,692	-	2,166,659
•Foreign corporate securities	-	-	-	36,514	36,514	42,046	30,145
•Debentures	-	-	-	-	-	-	983
Brazilian Central Bank	1,726,455	16	208,504	12,837,265	14,772,240	17,510,958	13,183,184
•National treasury bills	1,357,031	-	-	978,073	2,335,104	1,101,362	2,767,761
•National treasury notes	369,424	-	208,504	8,293,595	8,871,523	12,187,976	10,415,423

Securities (3)	R$ thousand

	2009						2008

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on December 31 (3) (5) (6) (7)	Total on September 30 (3) (5) (6) (7)	Total on December 30 (3) (5) (6) (7)

•Financial treasury bills	-	16	-	3,565,597	3,565,613	4,221,620	-
Privatization currencies	-	-	-	94,143	94,143	95,275	99,658
Guarantees provided	42	77,408	190,066	5,038,766	5,306,282	5,475,808	7,591,144
•National treasury bills	42	-	24,503	656,724	681,269	465,256	914,576
•Financial treasury bills	-	77,408	111,917	1,838,627	2,027,952	1,677,063	966,942
•National treasury notes	-	-	53,646	2,543,415	2,597,061	3,333,489	5,001,724
•Brazilian foreign debt securities	-	-	-	-	-	-	707,902
Derivative financial instruments (1)	302,621	254,844	94,675	706,433	1,358,573	2,500,268	2,364,140
Securities subject to repurchase agreements but not restricted	-	-	-	1,546,319	1,546,319	44,389	42,054
•National treasury bills	-	-	-	-	-	-	22,295
•Financial treasury bills	-	-	-	1,546,319	1,546,319	44,389	19,759
Overall total	41,200,255	7,475,894	11,797,357	86,145,229	146,618,735	147,724,319	131,597,673
%	28.1	5.1	8.0	58.8	100.0	100.0	100.0

(1) Consistent with the criterion adopted by Bacen Circular Letter 3,068/02 and due to the characteristics of the securities, we are considering the derivative financial instruments, except those considered as cash flow hedge under the category “Trading Securities”; (2) These refer to investment funds resources and managed portfolios applied on purchase and sale commitments with Bradesco, whose owners are consolidated subsidiaries, except those considered as cash flow hedge;
(3) The investment fund quotas were distributed according to the instruments composing their portfolios and preserving the category classification of the funds;
(4) In compliance with the provisions of Article 8 of Bacen Circular Letter 3,068/02, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified as ‘held-to-maturity’ . This financial capacity is evidenced in Note 32a, which presents the maturities of asset and liability operations as of December 31, 2009;
(5) The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;
(6) This column reflects book value subsequent to mark-to-market according to item (7), except for held-to-maturity securities, whose market value is higher than the restated cost in the amount of R$3,082,780 thousand (September 30, 2009 – R$3,604,723 thousand and December 31, 2008 – R$1,550,399 thousand);
(7) The market value of securities is determined based on the market price available on the balance sheet date. Should there be no market prices available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or price quotations for instruments with similar characteristics; in case of investment funds, the restated cost reflects the market value of the respective quotas; and
(8) In 4Q09, non-temporary losses totaled R$24,726 thousand, for securities classified as available -for-sale.

e) Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the balance sheet or memorandum accounts, to meet its own needs in managing its global exposure, as well as to meet its clients requests, in order to manage their exposures. These operations involve a series of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments with a view to mitigating risks of the operations carried out by the Bank and its subsidiaries.

Securities classified in the trading and available-for-sale categories, as well as derivative financial instruments are stated in the consolidated balance sheet at its estimated fair value. The fair value is generally based on market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by the management.

Market price quotations are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flows modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained at BM&FBovespa (Futures and Commodities Exchange) and in the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factors swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. Fair Value of loan derivative instruments is determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to price the volatilities.

Derivative financial instruments in Brazil mainly refer to swap and futures operations and are recorded at Cetip (OTC Clearing House) and BM&FBovespa.

Operations involving forward contracts of indexes and currencies are contracted to manage and hedge Bradesco’s overall exposures and to meet client needs.

Derivative financial instruments abroad refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges of Chicago and New York, as well as the over-the-counter markets.

I) Amount of derivative financial instruments recorded in equity and memorandum accounts

	R$ thousand

	2009				2008

	December 31		September 30		December 31

	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount

Futures contracts
Purchase commitments:	32,437,198	-	20,300,706	-	43,251,570	-
- Interbank market	28,801,451	-	14,966,795	-	39,325,772	22,614,663
- Foreign currency	3,507,063	-	5,121,842	-	3,900,193	-
- Other	128,684	128,684	212,069	212,069	25,605	25,605
Sale commitments:	85,907,008		83,643,484		34,483,872
- Interbank market (1)	69,821,858	41,020,407	66,115,070	51,148,275	16,711,109	-
- Foreign currency (2)	16,085,150	12,578,087	17,528,414	12,406,572	17,772,763	13,872,570
Option contracts
Purchase commitments:	12,642,784		6,190,748		12,892,510
- Interbank market	9,823,400	-	3,486,101	-	7,165,403	7,165,403
- Foreign currency	2,042,627	-	1,877,220	1,291,432	3,435,644	2,033,044
- Other	776,757	-	827,427	-	2,291,463	1,313,475
Sale commitments:	24,421,386		7,739,967		2,380,588
- Interbank market	19,664,000	9,840,600	6,079,200	2,593,099	-	-
- Foreign currency	2,258,586	215,959	585,788	-	1,402,600	-
- Other	2,498,800	1,722,043	1,074,979	247,552	977,988	-
Forward contracts
Purchase commitments:	2,823,597		4,558,877		7,449,901
- Foreign currency	2,804,582	-	4,347,947	-	7,449,901	2,651,278
- Other	19,015	19,015	210,930	-	-	-
Sale commitments:	4,713,011		5,560,076		4,798,623
- Foreign currency	4,713,011	1,908,429	4,811,137	463,190	4,798,623	-
- Other	-	-	748,939	538,009	-	-
Swap contracts
Beneficiary:	15,361,965		15,269,952		21,324,069
- Interbank market	5,092,790	1,281,946	5,550,665	1,669,062	5,761,712	-
- Prefixed	1,955,635	1,285,261	1,916,135	1,573,162	939,787	431,618
- Foreign currency (3)	5,857,812	-	6,241,120	-	12,933,946	-
- Reference Interest Rate - TR	1,775,100	1,625,242	867,749	712,555	740,917	537,669

	R$ thousand

	2009				2008

	December 31		September 30		December 31

	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount

- Special Clearance and Custody System (Selic)	86,506	369	207,293	113,692	338,774	229,609
- General Price Index –Market (IGP-M)	143,628	-	84,443	-	247,383	-
- Other (3)	450,494	-	402,547	-	361,550	-
Guarantor:	14,614,579		14,469,958		21,148,166
- Interbank market	3,810,844	-	3,881,603	-	5,844,816	83,104
- Fixed rate	670,374	-	342,973	-	508,169	-
- Foreign currency (3)	8,744,116	2,886,304	8,934,516	2,693,396	13,273,100	339,154
- TR	149,858	-	155,194	-	203,248	-
- Selic	86,137	-	93,601	-	109,165	-
- IGP-M	531,326	387,698	488,901	404,458	695,213	447,830
- Other (3)	621,924	171,430	573,170	170,623	514,455	152,905

(1) Includes cash flow hedges to protect CDI-related funding in the amount of R$66,380,865 thousand (September 30, 2009 – R$59,850,104 thousand) (note 8g);
(2) Includes specific hedges to protect investments abroad that totaled R$10,469,740 thousand (September 30, 2009 – R$10,645,246 thousand and December 31, 2008 – R$9,094,833 thousand) (note 13a); and
(3) Includes derivative credit operations (note 8f).

Derivatives include operations maturing in D+1.

II) Breakdown of derivative financial instruments (assets and liabilities) stated at restated cost and market value

	R$ thousand

	2009						2008

	December 31			September 30			December 31

	Restated cost	Mark-to-market adjustment	Market value	Restated cost	Mark-to-market adjustment	Market value	Restated cost	Mark-to-market adjustment	Market Value

Adjustment receivables – swaps	943,315	93,692	1,037,007	969,656	121,659	1,091,315	1,138,346	176,812	1,315,158
Receivable forward purchases	22,409	(5)	22,404	214,202	(65)	214,137	569,229	-	569,229
Receivable forward sales	194,527	-	194,527	1,094,887	(244)	1,094,643	31,684	-	31,684
Premiums on exercisable options	80,763	23,872	104,635	120,562	(20,389)	100,173	222,960	225,109	448,069
Total assets	1,241,014	117,559	1,358,573	2,399,307	100,961	2,500,268	1,962,219	401,921	2,364,140
Adjustment payables – swaps	(293,739)	4,118	(289,621)	(298,782)	7,461	(291,321)	(1,158,107)	18,852	(1,139,255)
Payable forward purchases	(115,357)	5	(115,352)	(347,173)	65	(347,108)	(17,529)	-	(17,529)
Payable forward sales	(12,252)	-	(12,252)	(776,234)	244	(775,990)	(204,208)	-	(204,208)
Premiums on written options	(140,356)	26,387	(113,969)	(297,067)	42,790	(254,277)	(477,323)	(203,611)	(680,934)
Total liabilities	(561,704)	30,510	(531,194)	(1,719,256)	50,560	(1,668,696)	(1,857,167)	(184,759)	(2,041,926)

III) Futures, option, forward and swap contracts

	R$ thousand

	2009						2008

	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on December 31	Total on September 30	Total on December 31

Futures contracts	63,730,543	12,454,998	11,234,415	30,924,250	118,344,206	103,944,190	77,735,442
Option contracts	5,249,598	27,284,952	2,677,234	1,852,386	37,064,170	13,930,715	15,273,098
Forward contracts	5,429,052	988,817	886,502	232,237	7,536,608	10,118,953	12,248,524
Swap contracts	4,920,751	716,883	3,055,910	5,631,414	14,324,958	14,178,637	20,008,911
Total on December 31, 2009	79,329,944	41,445,650	17,854,061	38,640,287	177,269,942
Total on September 30, 2009	45,530,146	52,896,670	12,871,694	30,873,985		142,172,495
Total on December 31, 2008	65,188,440	12,551,254	12,458,741	35,067,540			125,265,975

IV) Types of guarantee margin for derivative financial instruments, mainly futures contracts

	R$ thousand

	2009		2008

	December 31	September 30	December 31

Government securities
National treasury notes	2,215,179	2,592,397	3,539,081
Financial treasury bills	132,009	14,157	23,326
National treasury bills	412,045	87,332	11,580
Total	2,759,233	2,693,886	3,573,987

V) Revenues and expenses, net

	R$ thousand

	2009			2008

	4th quarter	3rd quarter	December 31 YTD	December 31 YTD

Swap contracts	67,588	173,679	683,334	615,770
Forward contracts	(6,981)	68,302	276,543	2,908
Option contracts	21,647	10,995	615,484	138,787
Futures contracts	239,818	1,280,883	3,099,003	(4,753,103)
Foreign exchange variation of investments abroad	(179,358)	(886,898)	(2,517,428)	3,095,816
Total	142,714	646,961	2,156,936	(899,822)

VI) Overall amounts of derivative financial instruments, broken down by trading place and counter-parties

	R$ thousand

	2009		2008

	December 31	September 30	December 31

Cetip - OTC Clearing House (over-the-counter)	9,994,562	8,312,354	5,032,857
BM&FBovespa (stock exchange)	158,252,596	124,804,629	102,832,089
Foreign (over-the-counter) (1)	3,895,521	5,250,044	14,103,568
Foreign (stock exchange) (1)	5,127,263	3,805,468	3,297,461
Total	177,269,942	142,172,495	125,265,975

(1) Comprise operations carried out on the Stock Exchanges of Chicago and New York and the over-the-counter markets.

On December 31, 2009, counter parties are distributed among corporate entities with 92%, financial institutions with 7% and individuals/others with 1%. Specifically regarding currency financial instruments, Bradesco does not enter into any exotic operations, so called target forward swaps, or any other leveraged derivatives.

f) Credit Default Swaps (CDS)

In general these represent a bilateral agreement in which one of the parties purchases protection against credit risk of a certain financial instrument (the risk is transferred) . The selling counterparty receives a remuneration that is usually paid in a linear manner during the operation effectiveness.

In case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In such case, the selling counterparty usually receives the asset object of the agreement in exchange for the payment.

	R$ thousand

	Credit risk amount			Effect on the calculation of the required shareholders’ equity

	2009		2008	2009		2008

	December 31	September 30	December 31	December 31	September 30	December 31

Transferred
Credit swaps whose underlying assets are:
•Securities – Brazilian public debt	(548,478)	(560,102)	(780,653)	-	-	-
•Derivatives with companies	(3,482)	(3,556)	(4,674)	(192)	(196)	(257)
Received
Credit swaps whose underlying assets are:
•Securities – Brazilian public debt	7,810,152	8,784,703	12,831,299	-	-	-
•Derivatives with companies	13,930	14,225	219,306	1,532	1,565	24,124
Total	7,272,122	8,235,270	12,265,278	1,340	1,369	23,867
Deposited margin	428,565	456,399	1,733,378

Bradesco carries out operations involving credit derivatives with the purpose of better managing its risk exposure and assets. Contracts related to the credit derivatives operations described above have several maturities up to 2017, 97.0% of which mature by 2010. The mark-to-market of protection rates that remunerate the counterparty selling protection amount to R$(2,067) thousand (September 30, 2009 – R$(7,553) thousand and December 31, 2008 – R$(393,264) thousand) . During the period, there was no credit event related to triggering events as defined in the contracts.

g) Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from variable interest risk of the debt in Bank Deposit Certificates (CDB) indexed to the Interbank Deposit Rate (DI CETIP), converting variable payments into fixed payments.

Bradesco traded DI Future contracts at BM&FBovespa as from 2009, used as a cash flow hedge for funding linked to DI CETIP. The following table presents the DI Future position, where:

	R$ thousand

	2009

	December 31	September 30

DI Future with maturity between 2010 and 2017	66,380,865	59,850,104
Funding indexed to CDI	66,068,498	59,537,114
Mark-to-market adjustment recorded in shareholders’ equity (1)	150,089	(80,784)
Non-effective market value recorded in result	(16,167)	2,666

(1) The adjustment in the shareholders’ equity is R$90,053 thousand net of tax effects (R$(48,470) thousand on September 30, 2009).

The effectiveness of the hedge portfolio was assessed in conformity with Bacen Circular Letter 3,082/02.

h) Income from securities, insurance, private pension plans and savings bonds financial activities and derivative financial instruments

	R$ thousand

	2009			2008

	4th quarter	3rd quarter	December 31 YTD	December 31 YTD

Fixed income securities	1,425,923	1,483,983	6,369,220	7,109,827
Interbank investments (Note 7b)	2,314,306	2,026,461	9,105,440	7,236,174
Equity securities	(11,289)	11,918	(34,175)	260,732
Subtotal	3,728,940	3,522,362	15,440,485	14,606,733
Financial result of insurance, private pension plans and savings bonds	1,998,812	1,939,020	8,042,187	6,477,152
Income from derivative financial instruments (Note 8e V)	142,714	646,961	2,156,936	(899,822)
Total	5,870,466	6,108,343	25,639,608	20,184,063

9) INTERBANK ACCOUNTS – RESTRICTED DEPOSITS

a) Restricted credit

	R$ thousand

	Remuneration	2009		2008

		December 31	September 30	December 31

Reserve requirements – demand deposits	not remunerated	8,961,995	7,919,537	5,661,716
Reserve requirements – savings deposits	savings index	8,961,634	8,353,550	7,538,961
Restricted deposits – National Housing System (SFH)	TR + interest rate	490,150	474,572	466,689
Funds from rural loan	not remunerated	578	578	578
Total		18,414,357	16,748,237	13,667,944

Additional reserve requirement

	R$ thousand

	2009		2008

	December 31	September 30	December 31

Restricted to securities (1)
Demand deposits	1,460,936	1,209,933	1,183,706
Time deposits	4,580,724	4,704,712	3,927,443
Savings deposits	4,124,301	3,842,771	3,408,547
Total	10,165,961	9,757,416	8,519,696

(1) Classified in item “securities” and “interbank investments”.

b) Result from compulsory deposits

	R$ thousand

	2009			2008

	4th quarter	3rd quarter	December 31 YTD	December 31 YTD

Compulsory deposits - Bacen (reserves requirement)	134,309	130,539	534,677	1,499,215
Restricted deposits - SFH	5,573	6,195	26,089	28,116
Total	139,882	136,734	560,766	1,527,331

10) LOAN OPERATIONS

The information relating to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables with characteristics of credit, is as follows:

a) By type and maturity

	R$ thousand

	Performing loans

	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2009				2008

							Total on December 31 (A)	% (5)	Total on September 30 (A)	% (5)	Total on December 31 (A)	% (5)

Discounted trade receivables and loans (2)	13,800,518	9,706,661	6,389,390	9,274,988	10,944,854	27,686,812	77,803,223	36.9	70,281,250	35.4	70,785,589	35.4
Financing	2,887,155	2,824,065	2,555,562	5,359,059	7,305,358	27,447,875	48,379,074	22.9	46,183,026	23.3	47,170,357	23.6
Agricultural and agribusiness financing	445,106	525,415	555,514	2,053,201	3,556,515	4,319,064	11,454,815	5.4	11,038,188	5.6	9,987,012	5.0
Subtotal	17,132,779	13,056,141	9,500,466	16,687,248	21,806,727	59,453,751	137,637,112	65.2	127,502,464	64.3	127,942,958	64.0
Leasing operations	843,081	717,630	632,120	1,882,205	3,377,792	11,028,919	18,481,747	8.8	19,296,746	9.7	19,015,876	9.5
Advances on foreign exchange contracts (1)	1,334,333	1,284,335	571,467	1,329,581	1,061,101	-	5,580,817	2.6	7,541,419	3.8	9,807,478	4.9
Subtotal	19,310,193	15,058,106	10,704,053	19,899,034	26,245,620	70,482,670	161,699,676	76.6	154,340,629	77.8	156,766,312	78.4
Other receivables (3)	4,735,593	1,953,710	1,034,064	1,779,702	1,462,803	1,305,072	12,270,944	5.8	9,521,772	4.8	9,399,104	4.7
Total loan operations	24,045,786	17,011,816	11,738,117	21,678,736	27,708,423	71,787,742	173,970,620	82.4	163,862,401	82.6	166,165,416	83.1
Sureties and guarantees	2,333,616	1,005,519	895,410	2,777,201	3,028,855	24,627,108	34,667,709	16.4	32,404,121	16.3	31,794,764	15.9
Credit assignment (4)	26,673	25,823	25,021	70,087	110,202	116,374	374,180	0.2	352,424	0.2	495,491	0.3
Credit assignment – Real estate receivables certificate	31,293	31,292	31,290	90,054	134,397	451,851	770,177	0.4	799,143	0.4	314,525	0.2
Advances of credit card receivables	340,233	151,736	108,086	281,237	318,450	76,997	1,276,739	0.6	1,010,663	0.5	1,041,528	0.5
Overall total on December 31, 2009	26,777,601	18,226,186	12,797,924	24,897,315	31,300,327	97,060,072	211,059,425	100.0
Overall total on September 30, 2009	23,703,267	15,071,548	12,782,836	26,475,532	29,988,263	90,407,306			198,428,752	100.0
Overall total on December 31, 2008	26,352,140	15,070,402	12,990,205	23,033,603	31,236,630	91,128,744					199,811,724	100.0

	R$ thousand

	Non-performing loans

	Installments past due

	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	2009				2008

						Total on December 31 (B)	% (5)	Total on September 30 (b)	% (5)	Total on December 31 (B)	% (5)

Discounted trade receivables and loans (2)	658,622	614,500	626,914	1,272,896	2,095,663	5,268,595	76.8	4,739,096	73.7	3,963,361	73.8
Financing	214,828	157,341	93,076	192,805	190,297	848,347	12.4	897,607	14.0	793,655	14.8
Agricultural and agribusiness financing	24,065	27,370	20,294	35,923	41,694	149,346	2.2	185,645	2.9	228,218	4.3
Subtotal	897,515	799,211	740,284	1,501,624	2,327,654	6,266,288	91.4	5,822,348	90.6	4,985,234	92.9
Leasing operations	101,359	86,553	50,733	107,010	117,009	462,664	6.7	423,489	6.6	172,503	3.2
Advances on foreign exchange contracts (1)	2,000	8,462	3,386	7,621	660	22,129	0.3	93,878	1.5	38,726	0.7
Subtotal	1,000,874	894,226	794,403	1,616,255	2,445,323	6,751,081	98.4	6,339,715	98.7	5,196,463	96.8
Other receivables (3)	7,487	8,112	2,186	12,991	76,715	107,491	1.6	81,384	1.3	171,562	3.2
Overall total on December 31, 2009	1,008,361	902,338	796,589	1,629,246	2,522,038	6,858,572	100.0
Overall total on September 30, 2009	1,063,637	850,070	767,356	1,634,774	2,105,262			6,421,099	100.0
Overall total on December 31, 2008	1,007,868	782,486	774,301	1,245,838	1,557,532					5,368,025	100.0

	R$ thousand

	Non-performing loans

	Outstanding Installments

	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2009				2008

							Total on December 31 (C)	% (5)	Total on September 30 (C)	% (5)	Total on December 31 (C)	% (5)

Discounted trade receivables and loans (2)	360,894	308,597	243,630	563,548	783,715	1,475,700	3,736,084	36.8	3,957,260	37.0	2,791,900	33.2
Financing (2)	201,098	201,491	179,969	494,676	784,872	1,640,356	3,502,462	34.5	3,810,600	35.7	3,737,632	44.4
Agricultural and agribusiness financing	8,303	2,782	1,992	22,979	30,111	298,130	364,297	3.6	396,221	3.7	504,734	6.0
Subtotal	570,295	512,870	425,591	1,081,203	1,598,698	3,414,186	7,602,843	74.9	8,164,081	76.4	7,034,266	83.6
Leasing operations	84,563	75,740	71,386	209,458	408,452	1,674,009	2,523,608	24.8	2,490,178	23.3	1,349,483	16.0
Subtotal	654,858	588,610	496,977	1,290,661	2,007,150	5,088,195	10,126,451	99.7	10,654,259	99.7	8,383,749	99.6
Other receivables (3)	631	630	613	2,254	12,504	16,847	33,479	0.3	31,446	0.3	37,861	0.4
Overall total on December 31, 2009	655,489	589,240	497,590	1,292,915	2,019,654	5,105,042	10,159,930	100.0
Overall total on September 30, 2009	684,111	563,458	578,349	1,387,970	2,123,027	5,348,790			10,685,705	100.0
Overall total on December 31, 2008	676,797	460,554	475,904	1,129,134	1,717,502	3,961,719					8,421,610	100.0

	R$ thousand

	Overall total

	2009				2008

	Total on December 31 (A+B+C)	% (5)	Total on September 30 (A+B+C)	% (5)	Total on December 31 (A+B+C)	% (5)

Discounted trade receivables and loans (2)	86,807,902	38.1	78,977,606	36.5	77,540,850	36.3
Financing	52,729,883	23.1	50,891,233	23.7	51,701,644	24.2
Agricultural and agribusiness financing	11,968,458	5.2	11,620,054	5.4	10,719,964	5.0
Subtotal	151,506,243	66.4	141,488,893	65.6	139,962,458	65.5
Leasing operations	21,468,019	9.4	22,210,413	10.3	20,537,862	9.6
Advances on foreign exchange contracts (1)	5,602,946	2.5	7,635,297	3.5	9,846,204	4.6
Subtotal	178,577,208	78.3	171,334,603	79.4	170,346,524	79.7
Other receivables (3)	12,411,914	5.4	9,634,602	4.5	9,608,527	4.5
Total loan operations	190,989,122	83.7	180,969,205	83.9	179,955,051	84.2
Sureties and guarantees	34,667,709	15.2	32,404,121	15.0	31,794,764	14.9
Credit assignment (4)	374,180	0.2	352,424	0.2	495,491	0.2
Credit assignment – real estate receivable certificate	770,177	0.3	799,143	0.4	314,525	0.2
Advance of credit card receivables	1,276,739	0.6	1,010,663	0.5	1,041,528	0.5
Overall total on December 31, 2009	228,077,927	100.0
Overall total on September 30, 2009			215,535,556	100.0
Overall total on December 31, 2008					213,601,359	100.0

(1) Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;
(2) It includes loans of credit card operations and operations for advances of credit card receivables in the amount of R$10,848,139 thousand (September 30, 2009 – R$8,523,846 thousand and December 31, 2008 – R$8,372,206 thousand);
(3) Item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credit instruments receivable, income from foreign exchange contracts and export contracts receivables and credit card receivables (cash and credit purchases from merchants) in the amount of R$9,753,006 thousand (September 30, 2009 – R$6,866,291 thousand and December 31, 2008 – R$6,531,856 thousand);
(4) Restated amount of the credit assignment up to December 31, 2009, net of installments received; and
(5) Ratio between each type and the total loan portfolio including sureties and guarantee.

b) By type and risk level

Loan operations	R$ thousand

	Risk levels

	AA	A	B	C	D	E	F	G	H	2009				2008

										Total on December 31%		Total on September 30%		Total on December 31%

Discounted trade receivables and loans	17,795,576	36,905,784	7,409,283	13,876,339	1,997,897	1,151,332	928,839	857,655	5,885,197	86,807,902	45.5	78,977,606	43.7	77,540,850	43.1
Financings	8,456,005	24,596,186	6,594,733	10,144,069	682,930	334,095	337,195	202,568	1,382,102	52,729,883	27.6	50,891,233	28.1	51,701,644	28.7
Agricultural and agribusiness financings	1,536,714	3,112,723	1,605,471	4,706,961	465,789	86,166	245,202	62,870	146,562	11,968,458	6.3	11,620,054	6.4	10,719,964	6.0
Subtotal	27,788,295	64,614,693	15,609,487	28,727,369	3,146,616	1,571,593	1,511,236	1,123,093	7,413,861	151,506,243	79.4	141,488,893	78.2	139,962,458	77.8
Leasing operations	158,519	10,269,234	2,956,537	5,878,898	526,875	298,115	251,972	197,837	930,032	21,468,019	11.2	22,210,413	12.3	20,537,862	11.4
Advances on foreign exchange contracts	2,505,997	1,463,869	975,365	523,339	27,054	8,823	2,698	-	95,801	5,602,946	2.9	7,635,297	4.2	9,846,204	5.5
Subtotal	30,452,811	76,347,796	19,541,389	35,129,606	3,700,545	1,878,531	1,765,906	1,320,930	8,439,694	178,577,208	93.5	171,334,603	94.7	170,346,524	94.7
Other receivables	215,825	9,807,797	477,354	1,394,123	76,822	37,785	25,365	18,538	358,305	12,411,914	6.5	9,634,602	5.3	9,608,527	5.3
Overall total on December 31, 2009	30,668,636	86,155,593	20,018,743	36,523,729	3,777,367	1,916,316	1,791,271	1,339,468	8,797,999	190,989,122	100.0
%	16.1	45.1	10.5	19.1	2.0	1.0	0.9	0.7	4.6	100.0
Overall total on September 30, 2009	31,675,559	78,391,884	20,236,087	34,257,005	3,924,884	1,840,154	1,628,602	1,447,054	7,567,976			180,969,205	100.0
%	17.5	43.3	11.2	18.9	2.2	1.0	0.9	0.8	4.2			100.0
Overall total on December 31, 2008	39,956,766	76,077,474	22,462,522	29,997,415	2,800,084	1,351,400	1,217,123	830,527	5,261,740					179,955,051	100.0
%	22.2	42.2	12.5	16.7	1.6	0.7	0.7	0.5	2.9					100.0

c) Maturity ranges and risk level

	R$ thousand

	Risk levels

	Non-performing loan operations

	AA	A	B	C	D	E	F	G	H	2009				2008

										Total on December 31%		Total on September 30%		Total on December 31%

Outstanding installments	-	-	1,665,419	2,149,022	1,259,751	857,285	771,014	541,757	2,915,682	10,159,930	100.0	10,685,705	100.0	8,421,610	100.0
1 to 30	-	-	121,487	180,473	70,993	47,704	35,536	29,220	170,076	655,489	6.5	684,111	6.4	676,797	8.0
31 to 60	-	-	103,450	131,908	65,044	47,079	37,490	30,306	173,963	589,240	5.8	563,458	5.3	460,554	5.5
61 to 90	-	-	85,994	111,481	56,985	39,457	30,903	25,705	147,065	497,590	4.9	578,349	5.4	475,904	5.7
91 to 180	-	-	207,979	282,927	146,408	106,773	83,203	67,932	397,693	1,292,915	12.7	1,387,970	13.0	1,129,134	13.4
181 to 360	-	-	325,992	446,962	234,411	168,729	133,246	108,585	601,729	2,019,654	19.9	2,123,027	19.9	1,717,502	20.4
More than 360	-	-	820,517	995,271	685,910	447,543	450,636	280,009	1,425,156	5,105,042	50.2	5,348,790	50.0	3,961,719	47.0
Past due installments	-	-	312,421	592,884	537,870	516,334	512,495	436,570	3,949,998	6,858,572	100.0	6,421,099	100.0	5,368,025	100.0
1 to 14	-	-	13,497	71,950	33,543	21,202	15,999	13,417	73,617	243,225	3.5	369,003	5.7	304,105	5.7
15 to 30	-	-	275,061	177,906	92,611	41,173	28,118	19,871	130,396	765,136	11.2	694,634	10.8	703,763	13.1
31 to 60	-	-	23,863	325,456	150,162	89,790	53,853	37,841	221,373	902,338	13.2	850,070	13.2	782,486	14.6
61 to 90	-	-	-	13,183	242,251	118,187	82,314	48,779	291,875	796,589	11.6	767,356	12.0	774,301	14.4
91 to 180	-	-	-	4,389	19,303	236,777	315,329	297,111	756,337	1,629,246	23.7	1,634,774	25.5	1,245,838	23.2
181 to 360	-	-	-	-	-	9,205	16,882	19,551	2,400,103	2,445,741	35.7	2,029,975	31.6	1,462,213	27.2
More than 360	-	-	-	-	-	-	-	-	76,297	76,297	1.1	75,287	1.2	95,319	1.8
Subtotal	-	-	1,977,840	2,741,906	1,797,621	1,373,619	1,283,509	978,327	6,865,680	17,018,502		17,106,804		13,789,635
Specific provision	-	-	19,778	82,258	179,762	412,085	641,755	684,829	6,865,680	8,886,147		8,422,312		5,928,371

	R$ thousand

	Risk levels

	Performing loan operations

	AA	A	B	C	D	E	F	G	H	2009				2008

										Total on December 31%		Total on September 30%		Total on December 31%

Outstanding installments	30,668,636	86,155,593	18,040,903	33,781,823	1,979,746	542,697	507,762	361,141	1,932,319	173,970,620	100.0	163,862,401	100.0	166,165,416	100.0
1 to 30	4,089,397	13,690,077	1,546,116	3,963,044	249,169	69,657	48,895	34,610	354,821	24,045,786	13.8	22,121,706	13.5	23,307,380	14.0
31 to 60	2,093,339	9,842,667	1,493,888	3,098,693	123,776	40,066	28,640	19,293	271,454	17,011,816	9.8	14,205,937	8.7	14,317,944	8.6
61 to 90	1,814,303	5,966,963	1,233,687	2,465,108	84,403	25,901	18,530	12,546	116,676	11,738,117	6.7	12,064,392	7.4	11,716,759	7.0
91 to 180	3,491,229	10,556,732	2,362,120	4,591,773	188,533	57,875	39,350	68,837	322,287	21,678,736	12.5	22,224,659	13.6	20,819,283	12.5
181 to 360	3,377,039	14,427,081	2,975,821	6,193,928	271,285	91,064	63,529	37,067	271,609	27,708,423	15.9	26,757,235	16.3	27,683,022	16.8
More than 360	15,803,329	31,672,073	8,429,271	13,469,277	1,062,580	258,134	308,818	188,788	595,472	71,787,742	41.3	66,488,472	40.5	68,321,028	41.1
Generic provision	-	430,778	180,409	1,013,454	197,974	162,809	253,880	252,798	1,932,319	4,424,421		3,539,466		2,713,660
Overall total on December 31, 2009	30,668,636	86,155,593	20,018,743	36,523,729	3,777,367	1,916,316	1,791,271	1,339,468	8,797,999	190,989,122
Existing provision	-	546,212	211,991	2,333,157	995,662	923,226	1,202,470	1,302,526	8,797,999	16,313,243
Minimum required provision	-	430,778	200,187	1,095,712	377,736	574,894	895,635	937,627	8,797,999	13,310,568
Additional provision	-	115,434	11,804	1,237,445	617,926	348,332	306,835	364,899	-	3,002,675
Overall total on September 30, 2009	31,675,559	78,391,884	20,236,087	34,257,005	3,924,884	1,840,154	1,628,602	1,447,054	7,567,976			180,969,205
Existing provision	-	392,857	205,483	2,373,211	1,034,547	886,987	1,094,992	1,396,552	7,567,976			14,952,605
Minimum required provision	-	391,957	202,360	1,027,711	392,488	552,046	814,302	1,012,938	7,567,976			11,961,778
Additional provision	-	900	3,123	1,345,500	642,059	334,941	280,690	383,614	-			2,990,827
Overall total on December 31, 2008	39,956,766	76,077,474	22,462,522	29,997,415	2,800,084	1,351,400	1,217,123	830,527	5,261,740					179,955,051
Existing provision	-	380,935	227,137	1,354,904	757,093	654,606	819,260	806,926	5,261,740					10,262,601
Minimum required provision	-	380,386	224,625	899,922	280,008	405,420	608,562	581,368	5,261,740					8,642,031
Additional provision	-	549	2,512	454,982	477,085	249,186	210,698	225,558	-					1,620,570

d) Concentration of loan operations

	R$ thousand

	2009				2008

	December 31%		September 30%		December 31%

Largest borrower	1,872,135	1.0	1,846,509	1.0	2,218,337	1.2
10 largest borrowers	11,633,663	6.1	11,792,334	6.5	11,266,030	6.3
20 largest borrowers	17,667,906	9.3	18,164,443	10.0	17,990,038	10.0
50 largest borrowers	29,175,990	15.3	29,281,027	16.2	29,273,786	16.3
100 largest borrowers	37,046,603	19.4	37,585,869	20.8	38,273,678	21.3

e) By economic activity sector

	R$ thousand

	2009				2008

	December 31%		September 30%		December 31%

Public sector	1,620,709	0.8	1,162,052	0.6	941,224	0.6
Federal Government	1,155,865	0.6	689,719	0.3	465,757	0.3
Petrochemical	1,109,345	0.6	622,396	0.3	364,300	0.2
Financial intermediaries	46,520	-	67,323	-	101,457	0.1
State Government	464,844	0.2	472,333	0.3	475,467	0.3
Production and distribution of electricity	464,844	0.2	472,333	0.3	475,467	0.3
Private sector	189,368,413	99.2	179,807,153	99.4	179,013,827	99.4
Manufacturing	40,552,747	21.2	40,520,666	22.4	44,260,472	24.5
Food products and beverages	11,802,641	6.2	11,028,645	6.1	12,169,626	6.7
Steel, metallurgy and mechanics	6,274,416	3.3	6,002,139	3.3	6,181,657	3.4
Chemical	4,618,977	2.4	4,978,364	2.8	5,769,057	3.2
Light and heavy vehicles	2,474,375	1.3	2,672,850	1.5	2,512,943	1.4
Pulp and paper	2,273,538	1.2	2,533,580	1.4	3,136,460	1.7
Textiles and apparel	2,142,666	1.1	2,110,189	1.2	2,096,359	1.2
Extraction of metallic and non-metallic ores	1,662,010	0.9	1,682,747	0.9	1,912,397	1.1
Rubber and plastic articles	1,635,557	0.8	1,648,208	0.9	1,915,389	1.1
Electric and electronic products	1,401,477	0.7	1,243,280	0.7	1,356,096	0.8
Oil refining and production of alcohol	1,060,446	0.5	980,065	0.5	1,021,857	0.6
Furniture and wood products	979,708	0.5	1,004,115	0.6	1,487,425	0.8
Non-metallic materials	884,084	0.5	922,687	0.5	694,890	0.4
Automotive parts and accessories	869,898	0.5	870,652	0.5	977,944	0.5
Leather articles	757,589	0.4	1,348,714	0.7	1,660,416	0.9
Publishing, printing and reproduction	561,224	0.3	583,163	0.3	608,927	0.3
Other industries	1,154,141	0.6	911,268	0.5	759,029	0.4

	R$ thousand

	2009				2008

	December 31%		September 30%		December 31%

Commerce	26,105,890	13.7	24,883,828	13.7	23,547,096	13.2
Merchandise in specialty stores	6,874,473	3.6	6,529,768	3.6	6,011,003	3.3
Food products, beverages and tobacco	3,461,074	1.8	3,438,360	1.9	3,387,854	1.9
Automobile	2,379,051	1.2	1,978,029	1.1	1,895,554	1.1
Grooming and household articles	1,840,253	1.0	1,809,350	1.0	1,808,749	1.0
Non-specialized retailer	1,814,541	1.0	1,837,194	1.0	1,741,341	1.0
Clothing and footwear	1,693,136	0.9	1,641,491	0.9	1,382,664	0.8
Wholesale of goods in general	1,606,205	0.8	1,383,539	0.8	1,111,882	0.6
Motor vehicle repairs, parts and accessories	1,584,195	0.8	1,504,800	0.8	1,418,375	0.8
Waste and scrap	1,237,097	0.6	1,195,672	0.7	1,246,229	0.7
Fuel	1,146,721	0.6	1,096,775	0.6	994,014	0.6
Trade intermediary	1,059,899	0.6	1,124,469	0.6	1,137,819	0.6
Agricultural products	725,484	0.4	753,107	0.4	737,923	0.4
Other commerce	683,761	0.4	591,274	0.3	673,689	0.4
Financial intermediaries	827,993	0.5	699,045	0.4	1,236,337	0.7
Services	38,520,712	20.1	37,028,446	20.5	35,121,672	19.5
Transportation and storage	9,414,237	4.9	9,312,557	5.1	9,105,567	5.0
Civil construction	8,751,163	4.6	8,627,846	4.8	7,225,592	4.0
Real estate activities, rentals and corporate services	6,360,599	3.3	6,258,636	3.5	5,563,360	3.1
Production and distribution of electric power, gas and water	3,016,352	1.6	2,538,552	1.4	2,295,679	1.3
Social services, education, health, defense and social security	1,880,502	1.0	1,788,244	1.0	1,816,866	1.0
Hotels and catering	1,409,053	0.7	1,361,675	0.8	1,121,937	0.6
Clubs, leisure, cultural and sport activities	892,189	0.5	865,668	0.5	905,195	0.5
Holding companies, legal, accounting and business advisory services	544,503	0.3	1,016,170	0.6	889,223	0.5
Telecommunications	623,452	0.3	627,183	0.3	813,527	0.5
Other services	5,628,662	2.9	4,631,915	2.5	5,384,726	3.0
Agriculture, cattle raising, fishing, forestry and timber industry	2,439,250	1.3	2,446,808	1.4	2,245,627	1.2
Individuals	80,921,821	42.4	74,228,360	41.0	72,602,623	40.3
Total	190,989,122	100.0	180,969,205	100.0	179,955,051	100.0

f) Breakdown of loan operations and allowance for loan losses

Risk level	R$ thousand

	Portfolio balance

	Non-performing loans			Performing loans	Total	%	2009		2008

	Past due	Outstanding	Total – non- performing loans				% December 31 YTD	% September 30 YTD	% December 31 YTD

AA	-	-	-	30,668,636	30,668,636	16.1	16.1	17.5	22.2
A	-	-	-	86,155,593	86,155,593	45.1	61.2	60.8	64.4
B	312,421	1,665,419	1,977,840	18,040,903	20,018,743	10.5	71.7	72.0	76.9
C	592,884	2,149,022	2,741,906	33,781,823	36,523,729	19.1	90.8	90.9	93.6
Subtotal	905,305	3,814,441	4,719,746	168,646,955	173,366,701	90.8
D	537,870	1,259,751	1,797,621	1,979,746	3,777,367	2.0	92.8	93.1	95.2
E	516,334	857,285	1,373,619	542,697	1,916,316	1.0	93.8	94.1	95.9
F	512,495	771,014	1,283,509	507,762	1,791,271	0.9	94.7	95.0	96.6
G	436,570	541,757	978,327	361,141	1,339,468	0.7	95.4	95.8	97.1
H	3,949,998	2,915,682	6,865,680	1,932,319	8,797,999	4.6	100.0	100.0	100.0
Subtotal	5,953,267	6,345,489	12,298,756	5,323,665	17,622,421	9.2
Overall total on December 31, 2009	6,858,572	10,159,930	17,018,502	173,970,620	190,989,122	100.0
%	3.6	5.3	8.9	91.1	100.0
Overall total on September 30, 2009	6,421,099	10,685,705	17,106,804	163,862,401	180,969,205
%	3.6	5.9	9.5	90.5	100.0
Overall total on December 31, 2008	5,368,025	8,421,610	13,789,635	166,165,416	179,955,051
%	3.0	4.7	7.7	92.3	100.0

Risk level	R$ thousand

	Allowance

	% Minimum required provision	Minimum required					Additional	Existing	2009		2008

		Specific			Generic	Total			% December 31 YTD (1)	% September 30 YTD (1)	% December 31 YTD (1)

		Past due	Outstanding	Total specific

AA	-	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	430,778	430,778	115,434	546,212	0.6	0.5	0.5
B	1.0	3,124	16,654	19,778	180,409	200,187	11,804	211,991	1.1	1.0	1.0
C	3.0	17,787	64,471	82,258	1,013,454	1,095,712	1,237,445	2,333,157	6.4	6.9	4.5
Subtotal		20,911	81,125	102,036	1,624,641	1,726,677	1,364,683	3,091,360	1.8	1.8	1.2
D	10.0	53,787	125,975	179,762	197,974	377,736	617,926	995,662	26.4	26.4	27.0
E	30.0	154,900	257,185	412,085	162,809	574,894	348,332	923,226	48.2	48.2	48.4
F	50.0	256,248	385,507	641,755	253,880	895,635	306,835	1,202,470	67.1	67.2	67.3
G	70.0	305,599	379,230	684,829	252,798	937,627	364,899	1,302,526	97.2	96.5	97.2
H	100.0	3,949,998	2,915,682	6,865,680	1,932,319	8,797,999	-	8,797,999	100.0	100.0	100.0
Subtotal		4,720,532	4,063,579	8,784,111	2,799,780	11,583,891	1,637,992	13,221,883	75.0	73.0	72.4
Overall total on December 31, 2009		4,741,443	4,144,704	8,886,147	4,424,421	13,310,568	3,002,675	16,313,243	8.5
%		29.1	25.4	54.5	27.1	81.6	18.4	100.0
Overall total on September 30, 2009		4,325,395	4,096,917	8,422,312	3,539,466	11,961,778	2,990,827	14,952,605		8.3
%		28.9	27.4	56.3	23.7	80.0	20.0	100.0
Overall total on December 31, 2008		3,301,524	2,626,847	5,928,371	2,713,660	8,642,031	1,620,570	10,262,601			5.7
%		32.2	25.6	57.8	26.4	84.2	15.8	100.0

(1) Ratio between allowance and total portfolio by risk level.

g) Breakdown of allowance for loan losses

	R$ thousand

	2009			2008

	4th quarter	3rd quarter	December 31 YTD	December 31 YTD

Opening balance	14,952,605	13,870,608	10,262,601	7,825,816
- Specific provision (1)	8,422,312	7,479,684	5,928,371	4,412,783
- Generic provision (2)	3,539,466	3,399,099	2,713,660	2,284,956
- Additional provision (3)	2,990,827	2,991,825	1,620,570	1,128,077
Additions	2,730,033	2,883,456	12,937,328	7,884,099
Reductions	(2,399,580)	(1,801,459)	(7,916,871)	(5,447,314)
Balance from the acquired institution (4)	1,030,185	-	1,030,185	-
Closing balance	16,313,243	14,952,605	16,313,243	10,262,601
- Specific provision (1)	8,886,147	8,422,312	8,886,147	5,928,371
- Generic provision (2)	4,424,421	3,539,466	4,424,421	2,713,660
- Additional provision (3)	3,002,675	2,990,827	3,002,675	1,620,570

(1) For operations with installments overdue for more than 14 days;
(2) Recorded based on the client/transaction classification and, accordingly, not included in the preceding item;
(3) The additional provision is recorded based on Management's experience and expected realization of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general loan risks, together with the provision calculated based on risk level ratings and the corresponding minimum percentage of provision established by CMN Resolution 2,682/99. The additional provision per client was classified according to the corresponding risk levels (Note 10f); and
(4) Represented by Banco Ibi.

h) Recovery and renegotiation

Expenses of the allowance for loan losses, net of recoveries of written-off credits, are as follows:

	R$ thousand

	2009			2008

	4th quarter	3rd quarter	December 31 YTD	December 31 YTD

Amount recorded	2,730,033	2,883,456	12,937,328	7,884,099
Amount recovered (1)	(616,201)	(428,285)	(1,694,877)	(1,241,660)
Expense net of amounts recovered	2,113,832	2,455,171	11,242,451	6,642,439

(1) Classified in income from loan operations (Note 10j).

i) Changes in renegotiated portfolio

	R$ thousand

	2009			2008

	4th quarter	3rd quarter	December 31 YTD	December 31 YTD

Opening balance	4,916,023	4,344,917	3,089,034	2,682,997
Amount renegotiated	1,286,826	1,384,735	4,939,106	2,843,998
Amount received	(167,413)	(444,499)	(1,269,166)	(1,610,467)
Reductions	(489,259)	(369,130)	(1,212,797)	(827,494)
Closing balance	5,546,177	4,916,023	5,546,177	3,089,034
Allowance for loan losses	3,420,258	2,928,976	3,420,258	1,987,576
Percentage on portfolio	61.7%	59.6%	61.7%	64.3%

j) Income on loan and leasing operations

	R$ thousand

	2009			2008

	4th quarter	3rd quarter	December 31 YTD	December 31 YTD

Discounted trade receivables and loans	5,419,643	5,184,672	21,085,010	18,794,330
Financings	1,878,953	1,882,256	7,679,012	8,812,781
Agribusiness and agribusiness loans	225,960	212,663	845,838	1,013,621
Subtotal	7,524,556	7,279,591	29,609,860	28,620,732
Recovery of credits charged-off as loss	616,201	428,285	1,694,877	1,241,660
Subtotal	8,140,757	7,707,876	31,304,737	29,862,392
Leasing net of expenses	758,553	889,224	3,447,860	2,392,751
Total	8,899,310	8,597,100	34,752,597	32,255,143

11) OTHER RECEIVABLES a) Foreign exchange portfolio Balance sheet accounts

	R$ thousand

	2009		2008

	December 31	September 30	December 31

Assets – other receivables
Exchange purchases pending settlement	6,369,274	9,449,972	15,533,842
Foreign exchange acceptances and term documents in foreign currencies	374	15	1,417
Exchange sale receivables	2,669,759	2,926,463	9,320,005
(-) Advances in local currency received	(241,384)	(322,170)	(235,166)
Income receivable on advances granted	171,229	240,295	216,727
Total	8,969,252	12,294,575	24,836,825
Liabilities – other liabilities
Exchange sales pending settlement	2,665,162	2,904,922	9,419,852
Exchange purchase payables	6,850,570	10,543,684	13,947,097
(-) Advances on foreign exchange contracts	(5,602,946)	(7,635,297)	(9,846,204)
Other	5,248	6,179	17,494
Total	3,918,034	5,819,488	13,538,239
Net foreign exchange portfolio	5,051,218	6,475,087	11,298,586
Memorandum accounts
Loans available for imports	1,385,155	1,476,988	1,242,498
Confirmed exports loans	74,938	59,452	103,708

Foreign exchange results

Breakdown of foreign exchange transactions result adjusted to facilitate presentation

	R$ thousand

	2009			2008

	4th quarter	3rd quarter	December 31 YTD	December 31 YTD

Foreign exchange operations result	134,943	277,026	1,875,335	3,639,003
Adjustments:
- Income on foreign currency financing (1)	3,662	2,871	13,912	548,159
- Income on export financing (1)	79,510	103,293	412,518	400,100
- Income on foreign investments (2)	496	2,712	7,043	172,071
- Expenses of liabilities with foreign bankers (3) (Note 17c)	(16,493)	37,569	89,072	(4,992,838)
- Funding expenses (4)	(61,574)	(71,529)	(334,384)	(407,805)
- Other	(7,776)	(183,263)	(1,374,170)	1,250,220
Total adjustments	(2,175)	(108,347)	(1,186,009)	(3,030,093)
Adjusted foreign exchange operations result	132,768	168,679	689,326	608,910

(1) Classified in item “Income from loan operations”;
(2) Demonstrated in item “Income on securities transactions”;
(3) Relates to funds for financing advances on foreign exchange contracts and import financing, classified in item “Expenses of borrowing and onlending”; and
(4) Refers to funding expenses of resources applied on foreign exchange transactions.

b) Sundry

	R$ thousand

	2009		2008

	December 31	September 30	December 31

Tax credits (Note 34c)	15,692,042	16,547,709	13,703,293
Credit card operations	11,029,745	7,876,954	7,573,384
Borrowers by escrow deposits	5,846,298	6,972,173	6,320,163
Prepaid taxes	2,292,796	1,542,558	2,091,073
Sundry borrowers	1,774,571	1,409,209	1,621,656
Trade and credit receivables (1)	3,131,826	3,052,740	3,382,447
Advances to Fundo Garantidor de Crédito (Deposit Guarantee Fund – FGC)	715,422	761,087	898,083
Payments to be reimbursed	458,128	516,979	461,746
Receivables from sale of assets	72,703	74,515	93,482
Other	234,868	288,279	109,429
Total	41,248,399	39,042,203	36,254,756

(1) Includes receivables from the sale of financial assets from loan operations without substantial transfer of risks and benefits.

12) OTHER ASSETS

a) Foreclosed assets/others

	R$ thousand

	Cost	Provision for losses	Residual value

			2009		2008

			December 31	September 30	December 31

Real estate	159,998	(33,540)	126,458	134,170	113,396
Goods subject to special conditions	60,747	(60,747)	-	-	-
Vehicles and similar	468,816	(145,642)	323,174	334,041	207,502
Inventories/warehouse	21,829	-	21,829	16,746	14,583
Machinery and equipment	10,938	(5,710)	5,228	3,970	4,216
Others	7,998	(6,961)	1,037	1,045	1,015
Total on December 31, 2009	730,326	(252,600)	477,726
Total on September 30, 2009	749,949	(259,977)		489,972
Total on December 31, 2008	545,589	(204,877)			340,712

b) Prepaid expenses

	R$ thousand

	2009		2008

	December 31	September 30	December 31

Commission on the placement of financing (1)	811,301	882,862	1,038,744
Insurance selling expenses (2)	383,420	324,389	293,478
Advertising and publicity expenses (3)	79,375	71,017	73,591
Other	164,922	147,815	52,219
Total	1,439,018	1,426,083	1,458,032

(1) Commissions paid to merchants and car dealers. As of 2Q08, commission on the placement of financings are included in the respective financing/leasing operations balance;
(2) Commissions paid to brokers for the sale of insurance, private pension plans and savings bonds products; and
(3) Prepaid expenses for future advertising and marketing.

13) INVESTMENTS

a) Changes in the main investments in branches and direct and indirect subsidiaries abroad, which were fully eliminated in the consolidated financial statements

Investments in branches and subsidiaries abroad	R$ thousand

	Balance on 12.31.2008	Changes in the period (1)	Balance on 12.31.2009	Balance on 9.30.2009

Banco Bradesco S.A. Grand Cayman Branch	7,032,014	1,269,336	8,301,350	8,419,391
Bradport SGPS, Sociedade Unipessoal, Lda.	423,898	351,219	775,117	835,048
Banco Bradesco S.A. New York Branch	421,485	(71,563)	349,922	346,275
Banco Bradesco Luxembourg S.A.	380,726	(73,910)	306,816	302,845
Other	836,710	(100,175)	736,535	741,687
Total	9,094,833	1,374,907	10,469,740	10,645,246

(1) Comprised of the negative foreign exchange variation in the amount of R$2,517,428 thousand, positive equity in the earnings of affiliates in the amount of R$730,231 thousand, positive mark-to-market adjustment of available-for-sale securities in the amount of R$264,442 thousand and capital increase in the amount of R$2,897,662 thousand.

b) Changes in investments in the consolidated financial statements

Affiliates	R$ thousand

	2009		2008

	December 31	September 30	December 31

- IRB-Brasil Resseguros S.A.	445,171	415,125	453,326
- Serasa S.A.	84,651	87,744	79,291
- BES Investimento do Brasil S.A.	85,663	62,097	51,176
- Integritas Participações S.A. (1)	122,620	62,423	-
- NovaMarlim Participações S.A.(2)	-	-	7,040
- Marlim Participações S.A. (2)	-	-	699
- Other	177	185	1,123
Total in affiliates	738,282	627,574	592,655
- Tax incentives	209,093	257,541	328,178
- Other investments	543,292	498,199	477,864
Provision for:
- Tax incentives	(179,918)	(228,067)	(294,307)
- Other investments	(49,930)	(51,106)	(55,893)
Overall total of investments	1,260,819	1,104,141	1,048,497

(1) Company acquired in January 2009; and
(2) Companies no longer evaluated by the equity method due to the changes set forth by Bacen Resolution 3,619/08 and reclassified to other investments.

c) The adjustments resulting from the equity accounting for investments were recorded in income accounts, under “Equity in the Earnings (losses) of Unconsolidated Companies” and correspond to R$200,101 thousand in the period ended December 31, 2009 (December 31, 2008 - R$135,356 thousand), R$142,011 thousand in 4Q09 (3Q09 - R$39,034 thousand) .

Companies	R$ thousand

	Capital stock	Adjusted shareholders’ equity	Number of shares/quotas held		Consolidated ownership on capital stock	Adjusted net income (loss)	Equity Accounting Adjustments (1)

			(thousands)				2009			2008

			Common	Preferred			4th quarter	3rd quarter	December 31 YTD	December 31 YTD

IRB-Brasil Resseguros S.A. (3)	1,030,000	2,095,908	-	212	21,24%	317,933	55,318	24,909	67,529	122,754
NovaMarlim Participações S.A. (2)	-	-	-	-	-	-	-	-	-	1,106
Marlim Participações S.A. (2)	-	-	-	-	-	-	-	-	-	(2,710)
BES Investimento do Brasil S.A. – Banco de Investimento (3)	300,000	428,316	10,524	10,524	20,00%	90,575	3,566	2,453	18,115	3,219
Serasa S.A.	145,000	1,024,831	909	-	8,26%	275,956	2,577	4,798	22,794	10,987
Integritas Participações S.A. (3)(4)	98,779	596,981	12,284	-	20,54%	446,266	80,550	6,874	91,663	-
Equity in the earnings of unconsolidated companies							142,011	39,034	200,101	135,356

(1) Equity adjustments comprise participation in the results recorded by the companies as from their acquisition and include equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting practices, when applicable;
(2) Companies no longer evaluated by the equity accounting method due to the changes set forth by Bacen Resolution 3,619/08;
(3) Data related to November 30, 2009 unaudited; and
(4) Company acquired in January 2009.

14) PREMISES AND EQUIPMENT AND LEASED ASSETS

These assets are stated at acquisition cost. Depreciation is calculated based on the straight -line method at annual rates which take into consideration their economic useful lives.

	R$ thousand

	Annual rate	Cost	Depreciation	Residual value

				2009		2008

				December 31	September 30	December 31

Premises and equipment:
- Buildings	4%	678,038	(371,696)	306,342	311,219	279,362
- Land	-	346,231	-	346,231	347,815	411,868
Facilities, furniture and equipment in use	10%	3,139,274	(1,705,069)	1,434,205	1,426,574	1,344,131
Security and communication systems	10%	187,934	(113,053)	74,881	73,269	67,520
Data processing systems	20 a 50%	1,403,882	(922,593)	481,289	475,198	317,234
Transportation systems	20%	32,488	(19,253)	13,235	13,915	11,449
Financing lease of data processing systems	20 a 50%	2,237,099	(1,486,974)	750,125	610,152	805,080
Subtotal		8,024,946	(4,618,638)	3,406,308	3,258,142	3,236,644
Leased assets		27,854	(16,208)	11,646	13,950	12,741
Total on December 31 , 2009		8,052,800	(4,634,846)	3,417,954
Total on September 30, 2009		7,784,833	(4,512,741)		3,272,092
Total on December 31, 2008		7,532,252	(4,282,867)			3,249,385

Bradesco Organization’s premises and equipment present an unrecorded surplus value of R$1,876,842 thousand (September 30, 2009 – R$1,861,043 thousand and December 31, 2008 – R$1,570,878 thousand) based on appraisal reports prepared by independent experts in 2009, 2008 and 2007.

The Bank has entered into lease agreements, for data processing systems (hardware), which are included in premises and equipment. Under this accounting policy, assets and liabilities are classified in the financial statements and depreciation is calculated according to the depreciation policy adopted for the Bank’s own assets. Interest on the liability is also recognized.

The fixed assets to reference shareholders’ equity ratio in the “economic-financial consolidated” is 18.63% (September 30, 2009 - 15.44% and December 31, 2008 – 13.55%), and in the “financial consolidated” is 45.68% (September 30, 2009 – 44.34% and December 31, 2008 – 48.02%), whereas the maximum limit is 50%.

The difference between the fixed assets to shareholders’ equity ratio in the “economic-financial consolidated” and of the “financial consolidated” is due to non-financial subsidiaries which have high liquidity and low fixed assets to shareholders’ equity ratio, with the consequent increase in the fixed assets to shareholders’ equity ratio of the “financial consolidated.” Whenever necessary, we may reallocate the funds to the financial companies through the payment of dividends/interest on shareholders’ equity to financial companies or a corporate reorganization between the financial and non-financial companies, thus improving the ratio.

15) INTANGIBLE ASSETS

a) Goodwill

Goodwill from investment acquisitions amounted to R$2,541,359 thousand, of which R$203,114 thousand represents the difference between book value and market value of shares recorded in Permanent Assets (BM&FBovespa shares), to be amortized upon their realization and R$2,338,245 thousand representing future profitability/client portfolio, which will be amortized over twenty years. In the period, goodwill amortization totaled R$107,277 thousand.

Goodwill assessed in the acquisition of investments up to March 31, 2008 in subsidiaries and jointly-controlled companies was fully amortized in the amount of R$53,030 thousand on March 31, 2008.

b) Intangible assets

Acquired intangible assets have defined useful lives and comprise:

	R$ thousand

	Amortization rate (1)	Cost	Amortization	2009	Residual value	2008

				December 31	September 30	December 31

Acquisition of banking services rights	Contract	2,792,896	(1,189,123)	1,603,773	1,653,619	1,594,666
Software (2)	20% to 50%	3,604,271	(1,923,188)	1,681,083	1,438,701	1,242,599
Future profitability/client portfolio (3)	5% to 20%	2,338,245	(140,047)	2,198,198	709,162	458,778
Other	20%	44,153	(11,183)	32,970	50,175	16,790
Total on December 31, 2009		8,779,565	(3,263,541)	5,516,024
Total on September 30, 2009		6,800,079	(2,948,422)		3,851,657
Total on December 31, 2008		5,832,703	(2,519,870)			3,312,833

(1) Intangible assets are amortized over the estimated period of economic benefit and charged to other administrative expenses and other operating expenses;
(2) Software acquired and/or developed by specialized companies; and
(3) Mainly, goodwill on the acquisition of shareholders’ interest of Banco Ibi – R$1,061,750 thousand, Odontoprev – R$360,926 thousand, Ágora Corretora - R$360,469 thousand, Integritas Participações - R$287,998 thousand and in Europ Assistance Serviços de Assistência Personalizados - R$31,696 thousand, net of accrued amortization.

Intangible assets impairment losses were recorded in the year –acquisition of banking services right in the amount of R$36,511 thousand and software in the amount of R$3,125 thousand, according to an internal evaluation (note 29).

Expenses with research and development of systems corresponded to R$77,940 thousand for the fiscal year ended on December 31, 2009 (December 31, 2008 – R$69,741 thousand); 4Q09 – R$24,894 thousand (3Q09 – R$19,510 thousand) .

c) Change in intangible assets by type:

	R$ thousand

	Acquisition of banking service rights	Software	Future profitability/ client portfolio	Other	Total

Balance on December 31, 2008	1,594,666	1, 242,599	458,778	16,790	3,312,833
Additions	390,606	753,946	1,846,697	24,046	3,015,295
Reversal of amortization (1)	146,801	-	-	-	146,801
Expenses with impairment analysis	(36,511)	(3,125)	-	-	(39,636)
Amortization for the period	(491,789)	(312,337)	(107,277)	(7,866)	(919,269)
Balance on December 31, 2009	1,603,773	1,681,083	2,198,198	32,970	5,516,024

(1) As from April 2009, Bradesco changed the amortization calculation methodology for “acquisition of banking services rights” from the straight -line-method amortization to a calculation based on the Pay-back of each agreement. The revised calculation considered all outstanding agreements and creating a reversal of previous amortizations.

16) DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a) Deposits

	R$ thousand

	2009						2008

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31

•Demand deposits (1)	34,627,064	-	-	-	34,627,064	29,298,424	27,610,162
•Savings deposits (1)	44,162,309	-	-	-	44,162,309	40,922,202	37,768,508
•Interbank deposits	506,170	122,171	113,014	10,704	752,059	738,859	698,194
•Time deposits (2)	3,230,157	9,250,568	11,434,433	66,580,818	90,495,976	96,033,325	97,413,781
•Other – investment deposits	1,035,676	-	-	-	1,035,676	994,711	1,002,708
Overall total on December 31, 2009	83,561,376	9,372,739	11,547,447	66,591,522	171,073,084
%	48.8	5.5	6.8	38.9	100.0
Overall total on September 30, 2009	75,363,310	8,263,406	10,437,826	73,922,979		167,987,521
%	44.9	4.9	6.2	44.0		100.0
Overall total on December 31, 2008	73,097,654	8,810,407	9,837,282	72,748,010			164,493,353
%	44.4	5.4	6.0	44.2			100.0

(1) Classified as “1 to 30 days”, not considering average historical turnover; and
(2) Considers the maturities established in investments.

b) Federal funds purchased and securities sold under agreements to repurchase

	R$ thousand

	2009						2008

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31

Own portfolio	4,409,552	3,062,710	8,601,847	26,682,866	42,756,975	35,495,790	38,218,690
•Government securities	3,955,184	277,420	1,081,997	45,060	5,359,661	1,378,731	3,513,488
•Debentures of own issuance	127,674	2,686,857	7,519,850	26,627,336	36,961,717	33,992,601	34,651,178
•Foreign	326,694	98,433	-	10,470	435,597	124,458	54,024
Third-party portfolio (1)	68,417,064	-	-	-	68,417,064	66,524,357	39,359,625
Unrestricted portfolio (1)	1,723,668	332,645	42,694	-	2,099,007	583,533	2,398,838
Overall total on December 31, 2009 (2)	74,550,284	3,395,355	8,644,541	26,682,866	113,273,046
%	65.8	3.0	7.6	23.6	100.0
Overall total on September 30, 2009 (2)	67,211,244	2,573,771	6,675,677	26,142,988		102,603,680
%	65.5	2.5	6.5	25.5		100.0
Overall total on December 31, 2008 (2)	44,009,866	2,040,073	2,461,059	31,466,155			79,977,153
%	55.0	2.6	3.1	39.3			100.0

(1) Represented by government securities; and
(2) Includes R$27,883,930 thousand (September 30, 2009 – R$23,278,214 thousand and December 31, 2008 – R$16,396,613 thousand) of investment fund applications purchase and sale commitments with Bradesco, whose quotaholders are subsidiaries included in the consolidated financial statements (Notes 8a, b, c and d).

c) Funds from issuance of securities

	R$ thousand

			2009				2008

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31

Securities - domestic:
- Exchange acceptances	-	-	-	-	-	21	249
- Mortgage bonds	94,185	305,365	492,126	6,922	898,598	893,039	969,789
- Letters of credit for agribusiness	39,724	372,333	1,153,868	20,032	1,585,957	1,402,033	1,352,626
- Debentures (1)	-	10,287	-	730,165	740,452	758,319	1,486,643
Subtotal	133,909	687,985	1,645,994	757,119	3,225,007	3,053,412	3,809,307
Securities - foreign:
- MTN Program Issues (2)	260,295	-	-	-	260,295	251,865	265,123
- Securitization of future flow of money orders received from abroad (d)	8,871	166,737	386,840	3,343,686	3,906,134	3,695,094	4,718,563
- Securitization of future flow of credit card bill receivables from cardholders resident abroad (d)	575	44,140	37,306	32,579	114,600	138,562	266,897
- Issuance costs	(1,478)	(1,155)	(2,368)	(18,451)	(23,452)	(28,099)	(48,219)
Subtotal	268,263	209,722	421,778	3,357,814	4,257,577	4,057,422	5,202,364
Overall total on December 31, 2009	402,172	897,707	2,067,772	4,114,933	7,482,584
%	5.4	12.0	27.6	55.0	100.0
Overall total on September 30, 2009	562,011	1,083,882	1,223,781	4,241,160		7,110,834
%	7.9	15.2	17.2	59.7		100.0
Overall total on December 31, 2008	355,243	608,522	1,626,637	6,421,269			9,011,671
%	3.9	6.8	18.1	71.2			100.0

(1) Refers to Bradesco Leasing S.A. Arrendamento Mercantil’s issuances of simple debentures not convertible into shares, maturing on May 1, 2011 with 104% of CDI remuneration, respective interest is classified in the short term; and
(2) Issuance of securities in the international market for costumers’ foreign exchange operations, through purchase and sale of foreign currencies, related to discounts of export bills, pre-financing of exports and financing of imports, substantially in the short term.

d) Since 2003, Bradesco Organization has been entering into certain agreements designed to optimize its funding and liquidity management activities through the use of SPEs. These SPEs, named International Diversified Payment Rights Company and Brazilian Merchant Voucher Receivables Limited, are financed with long-term debts and settled through future cash flows of the underlying assets, which basically include:

(i) Current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as paying agent; and

(ii) Current and future flows of credit card receivables arising from expenditures in Brazil by holders of credit cards issued outside Brazil.

Long-term notes issued by the SPEs and sold to investors are settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these securities in specific cases of delinquency or if SPEs’ operations are discontinued.

Funds from the sale of current and future money orders flows and credit card receivables, received by the SPEs, must be maintained in a specific bank account until a minimum limit is attained.

We present below the main features of the notes issued by SPEs:

						R$ thousand

	Date of Issue	Transaction amount	Maturity		Total

				2009		2008

				December 31	September 30	December 31

Securitization of future flow of money orders received from abroad	8.20.2003	595,262	8.20.2010	39,748	40,849	116,273
	7.28.2004	305,400	8.20.2012	75,862	92,955	150,366
	6.11.2007	481,550	5.20.2014	434,789	444,854	586,113
	6.11.2007	481,550	5.20.2014	435,347	445,019	586,113
	12.20.2007	354,260	11.20.2014	330,357	356,055	468,944
	12.20.2007	354,260	11.20.2014	330,357	356,055	468,944
	3.06.2008	836,000	5.20.2015	871,859	890,184	1,172,293
	12.19.2008	1,168,500	2.20.2015	869,356	890,730	1,169,517
	3.20.2009	225,590	2.20.2015	173,433	178,393	-
	12.17.2009	133,673	11.20.2014	128,851	-	-
	12.17.2009	133,673	2.20.2017	129,719	-	-
	12.17.2009	89,115	2.20.2020	86,456	-	-
Total		5,158,833		3,906,134	3,695,094	4,718,563
Securitization of future flow of credit card bill receivables from cardholders resident abroad	7.10.2003	800,818	6.15.2011	114,600	138,562	266,897
Total		800,818		114,600	138,562	266,897

e) Expenses with funding and monetary restatement and interest on technical provisions for insurance, private pension plans and savings bonds

	R$ thousand

	2009			2008

	4th quarter	3rd quarter	December 31 YTD	December 31 YTD

Savings deposits	610,611	598,371	2,449,921	2,442,137
Time deposits	2,292,038	2,461,423	10,694,347	8,892,095
Federal funds purchased and securities sold under agreements to repurchase	2,346,777	2,168,294	9,515,148	9,898,503
Funds from issuance of securities	151,457	54,513	417,109	1,220,587
Other funding expenses	90,101	86,250	375,312	308,638
Subtotal	5,490,984	5,368,851	23,451,837	22,761,960
Expenses for monetary restatement and interest on technical provisions from insurance, private pension plans and savings bonds	1,171,800	1,245,780	5,128,627	4,007,684
Total	6,662,784	6,614,631	28,580,464	26,769,644

17) BORROWING AND ONLENDING

a) Borrowing

	R$ thousand

	2009						2008

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31

Local	540	-	-	-	540	8,692	553
- Official institutions	-	-	-	-	-	-	114
- Other institutions	540	-	-	-	540	8,692	439
Foreign	1,262,553	3,995,373	2,424,607	322,063	8,004,596	8,216,047	14,204,052
Overall total on December 31, 2009	1,263,093	3,995,373	2,424,607	322,063	8,005,136
%	15.8	49.9	30.3	4.0	100.0
Overall total on September 30, 2009	873,349	5,025,250	1,963,658	362,482		8,224,739
%	10.6	61.1	23.9	4.4		100.0
Overall total on December 31, 2008	1,756,011	6,654,003	4,713,721	1,080,870			14,204,605
%	12.4	46.8	33.2	7.6			100.0

b) Onlending

	R$ thousand

	2009						2008

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31

Local	1,066,510	2,617,105	2,838,139	12,800,052	19,321,806	18,797,835	17,742,336
- National Treasury	-	-	124,020	-	124,020	143,388	114,608
- BNDES	337,211	1,029,236	908,051	5,864,982	8,139,480	8,296,368	7,140,886
- CEF	1,620	7,001	8,402	74,101	91,124	90,512	99,197
- FINAME	727,031	1,580,868	1,797,666	6,860,969	10,966,534	10,266,883	10,386,890
- Other institutions	648	-	-	-	648	684	755
Foreign	794	-	-	-	794	1,942	182
Overall total on December 31, 2009	1,067,304	2,617,105	2,838,139	12,800,052	19,322,600
%	5.5	13.5	14.7	66.3	100.0
Overall total on September 30, 2009	1,052,624	2,789,984	3,068,915	11,888,254		18,799,777
%	5.6	14.8	16.3	63.3		100.0
Overall total on December 31, 2008	1,117,602	2,332,321	3,290,947	11,001,648			17,742,518
%	6.3	13.2	18.5	62.0			100.0

c) Borrowing and onlending expenses

	R$ thousand

	2009			2008

	4th quarter	3rd quarter	December 31 YTD	December 31 YTD

Borrowing:
- Local	(562)	665	1,076	674
- Foreign	11,929	17,008	82,406	178,363
Subtotal borrowing	11,367	17,673	83,482	179,037
Local onlending:
- National Treasury	720	1,817	5,128	3,303
- BNDES	143,626	145,205	573,613	489,687
- CEF	1,670	1,800	7,423	9,227
- FINAME	179,746	180,044	728,033	798,953
- Other institutions	37	14	94	164
Foreign onlending:
- Payables to foreign bankers (Note 11a)	16,493	(37,569)	(89,072)	4,992,838
- Other expenses with foreign onlending	(51,156)	(244,876)	(309,434)	706,308
Subtotal onlending	291,136	46,435	915,785	7,000,480
Total	302,503	64,108	999,267	7,179,517

18) CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the financial statements, although there are ongoing proceedings with good prospects of success. The main one is:

- PIS - R$54,902 thousand: claiming the compensation of PIS on the Gross Operating Revenue, paid pursuant to Decree Laws 2,445/88 and 2,449/88, over the amount due under the terms of the Supplementary Law 07/70 (PIS Repique).

b) Contingent liabilities classified as probable losses and legal liabilities – tax and social security

The Bradesco Organization is currently party to a number of labor, civil and tax lawsuits, arising from the normal course of its business activities.

Provisions were recorded based on the opinion of the legal advisors, the types of lawsuit, similarity with previous lawsuits, complexity and positioning of the courts, whenever a loss is deemed probable.

Management considers that the provision recorded is sufficient to cover losses generated by the corresponding proceedings.

Liability related to litigation is held until the definite successful outcome of the lawsuit, represented by favorable judicial decisions, for which appeals can no longer lodged or due to statute of limitation.

I - Labor claims

These are claims brought by former employees seeking indemnity, especially for unpaid overtime. In the proceedings requiring judicial deposit, the amount of labor claims is recorded considering the effective perspective of loss of these deposits. For other proceedings, the provision is recorded based on the average of the total payments made for the claims settled in the last 12 months, considering the year of the judicial ruling.

Following a more effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and, accordingly, the amount of claims on an individual basis subsequent to 1997 substantially decreased.

II - Civil claims

These are claims for pain and suffering and property damages, mainly relating to notarized protests, returned checks, the inclusion of information about debtors in the restricted credit registry and the reincorporation of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled by computer-based systems and provisioned whenever the loss is evaluated as probable, considering the opinion of the legal advisors, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

The issues discussed in the lawsuits relating to protests, returned checks and information on debtors in the credit restriction registry usually are not events that cause a significant impact on the financial income. Most of these lawsuits are brought at the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages.

It is worth noting the increase in legal claims pleading the incidence of inflation rates which were excluded from the monetary restatement of savings accounts balances due to Government Economic Plans (especially Bresser and Verão Economic Plans) which were part of the Government economic policy to reduce inflation in the past. Although the Bank had complied with the legal requirements in force at the time, these lawsuits have been provisioned taking into consideration claims effectively notified and their assessed loss perspectives, the “APDF”/165 lawsuit (failure to comply with fundamental concepts) brought by CONSIF, with a view to suspending all the pending lawsuits about economic plans is pending judgment by the Federal Supreme Court (STF).

Currently, there are no significant administrative lawsuits in course, filed as a result of the lack of compliance with National Financial System regulations or payment of fines, which could cause significant impacts on the Bank’s interest income.

III - Legal liabilities – tax and social security

The Bradesco Organization is disputing in court the legality and constitutionality of certain taxes and contributions, for which provisions have been recorded in full, although the likelihood of a medium- and long-term favorable outcome is goods based on the opinion of the legal advisors.

The main issues are:

- Cofins – R$3,439,954 thousand: it requests authorization to calculate and pay Cofins, as from October 2005, on the effective income, whose concept is in Article 2 of Supplementary Law 70/91, removing the unconstitutional increase in the calculation basis introduced by paragraph 1 of Article 3 of Law 9,718/98;

- IRPJ/Loan Losses – R$701,176 thousand: it requests authorization to deduct, for purposes of determination of the calculation basis of IRPJ and CSLL, the amount of effective and definite credit losses, total or partial, suffered in the reference years from 1997 to 2006, regardless of the compliance with the conditions and terms provided for in Articles 9 to 14 of Law 9,430/96 that only apply to temporary losses;

- INSS Autonomous Brokers – R$711,177 thousand: it questions the incidence of the social security contribution on the remunerations paid to autonomous service providers, established by Supplementary Law 84/96 and subsequent regulations/amendments, at the rate of 20% and additional of 2.5%, under the argument that the services are not provided to the insurance companies, but to policyholders, thus being outside the incidence of the contribution provided for in item I, Article 22, of Law 8,212/91, with new wording given in Law 9,876/99;

- PIS – R$273,506 thousand: it requests the authorization to offset amounts overpaid in the reference years of 1994 and 1995 as contribution to PIS, corresponding to the amount above the calculation basis laid down in the Constitution, i.e., gross operating revenue, as defined in the income tax legislation – concept in Article 44 of Law 4,506/64, not including interest income.

In November 2009, Bradesco adhered to a tax amnesty program, introduced by Law 11941/09, whereby all federal tax and social security obligations owed to the Brazilian Federal Revenue Service (RFB) and to the Public Prosecutions Office of the National Treasury (PGFN) may be settled via a one-off payment or in installments. In accordance with this program, all debts past due up to November 30, 2008, owed by individuals or corporate entities, consolidated by the debtor, with suspended liability or not, executable or not, or considered individually, even at the foreclosure stage, or which are part of a prior installment agreement, not yet fully settled or cancelled as a result of default, may be liquidated through a single payment or divided into installments.

Bradesco’s main lawsuits included in the program refer to disputes regarding: (i) the payment of social contribution on net income (CSLL) by financial institutions from 1995 to 1998 at rates in excess of those applicable to companies in general; and (ii) the non-payment of CSLL from 1996 to 1998, during which period certain Bradesco companies had no employees, on the grounds that, pursuant to Item I of Article 195 of the Brazilian Federal Constitution, only employers are liable to pay this contribution.

Considering the specific rules of the program, the accounting effects of the lawsuits included in the one-off payment option were recognized upon adherence. The lawsuits to be included in the installment payment option will be subsequently specified and formally included in the debt consolidation with RFB and no accounting effects were recognized, since at present it is not practicable to determine and quantify the corresponding lawsuits or the gains arising there from.

The net total, directly related to the adherence to the program, totaled R$388,162 thousand and was mainly recognized in “Other operating income” (Note 28). Bradesco did not opt to use income tax and social contribution losses to offset the interest payable on the debts included in the program introduced by the above Law.

IV - Provisions by nature

	R$ thousand

	2009		2008

	December 31	September 30	December 31

Labor claims	1,595,534	1,555,469	1,553,143
Civil claims	2,342,634	2,186,368	1,524,423
Subtotal (1)	3,938,168	3,741,837	3,077,566
Tax and social security (2)	7,066,453	8,604,398	7,052,932
Total	11,004,621	12,346,235	10,130,498

(1) Note 20b; and
(2) Classified under “Other liabilities – tax and social security” (Note 20a).

V - Changes in provisions

	R$ thousand

	2009

	Labor	Civil	Tax and social security (1)

At the beginning of the period	1,553,143	1,524,423	7,052,932
Monetary restatement	183,134	237,502	651,181
Net reversals and write-offs (2)	304,594	1,044,024	(727,370)
Payments	(507,119)	(628,867)	(215,685)
Acquired balance	61,782	165,552	305,395
At the end of the period	1,595,534	2,342,634	7,066,453

(1) Comprises, substantially, legal liabilities; and
(2) In “tax and social security”, it includes write-offs of proceedings with court deposits subject to adhesion to the tax amnesty program.

c) Contingent liabilities classified as possible losses

The Bradesco Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is the plaintiff or defendant and based on the opinion of the legal advisors, classifies the lawsuits according to the expectation of loss. The trends of administrative and judicial proceedings are periodically analyzed and, if necessary, the related risks are reclassified. In this context the contingent proceedings evaluated as having the risk of possible loss are not recognized in the financial statements. The main proceedings are related to leasing companies’ Tax on Services of any Nature (ISSQN), the total processes of which corresponds to R$188,866 thousand. In this lawsuit, the demand of the tax by municipalities other than those where the companies are located and from which the tax is collected in compliance with the law is discussed, as well as the nature of the Leasing Agreement not being a case of formal disallowance when recording tax credit.

19) SUBORDINATED DEBT

					R$ thousand

					2009		2008

Maturity	Original term in years	Amount of the operation	Currency	Remuneration	December 31	September 30	December 31

In Brazil:
Subordinated CDB
2011	5	4,504,022	R$	102.5% to 104.0% of CDI rate	6,979,342	6,831,393	6,328,979
2012	5	3,236,273	R$	103.0% of CDI rate or 100.0% of CDI rate + 0.344% p.a. or IPCA + (7.102% p.a. – 7.632% p.a.)	4,152,514	4,061,203	3,758,090
2013	5	575,000	R$	100.0% of CDI rate + (0.344% p.a. – 0.87% p.a.) or IPCA + (7.44% p.a. – 8.20% p.a.)	700,900	684,305	630,781
2014	6	1,000,000	R$	112.0% of CDI rate	1,131,496	1,105,601	1,018,009
2015	6	1,294,696	R$	108.0% and 112.0% of CDI rate or IPCA + (6.92% p.a. – 8.70% p.a.)	1,364,642	1,316,970	-
2012	10	1,569,751	R$	100.0% of DI rate – CETIP or 100.0% of CDI rate + (0.75% p.a. – 0.87% p.a.) or 101.0% to 102.5% of CDI rate	4,689,431	4,589,493	4,252,165
For loan operations (3):
2009 to 2013	2 to 5	1,913	R$	100.0% to 106.0% of CDI rate or	2,368	2,717	2,466
2009 to 2011	up to 2	289,059	R$	8.29% to 14.88% p.a. rate	304,003	397,694	435,630
Subtotal in Brazil		12,470,714			19,324,696	18,989,376	16,426,120

Abroad:
2011	10	353,700	US$	10.25% p.a. rate	261,487	273,747	350,356
2012 (1)	10	315,186	Yen	4.05% p.a. rate	236,799	247,826	317,826
2013	10	1,434,750	US$	8.75% p.a. rate	882,067	920,025	1,182,936
2014	10	801,927	Euro	8.00% p.a. rate	570,412	603,246	735,689
Undetermined (2)		720,870	US$	8.875% p.a. rate	525,966	537,112	705,940
2019	10	1,333,575	US$	6.75% p.a. rate	1,328,427	1,334,075	-
Issuance costs					(25,877)	(24,730)	(32,205)
Subtotal abroad		4,960,008			3,779,281	3,891,301	3,260,542
Overall total		17,430,722			23,103,977	22,880,677	19,686,662

(1) Including the cost of swap to U.S. dollar, the rate increases to 10.15% p.a.;
(2) In June 2005, perpetual subordinated debt was issued in the amount of US$300,000 thousand, with exclusive redemption option on the part of the issuer, in its totality and upon previous authorization of Bacen, under the following conditions: (i) after 5 years from the issuance date and subsequently on each date of interest maturity; and (ii) at any moment in the event of a change in the tax laws in Brazil or abroad, which may cause an increase in costs for the issuer and if the issuer is notified in writing by Bacen that the securities may no longer be included in the consolidated capital for capital adequacy ratio calculation purposes; and
(3) Refers to subordinated CBD pegged to loan operations that, pursuant to Circular Letter 2,953/01, do not comprise the Reference Shareholders’ Equity Tier II.

20) OTHER LIABILITIES

a) Tax and social security

	R$ thousand

	2009		2008

	December 31	September 30	December 31

Provision for tax risks (Note 18b IV)	7,066,453	8,604,398	7,052,932
Provision for deferred income tax (Note 34f)	3,985,467	4,327,943	2,467,850
Taxes and contributions on profits payable	1,490,563	2,053,841	1,327,665
Taxes and contributions payable	661,185	566,081	634,150
Total	13,203,668	15,552,263	11,482,597

b) Sundry

	R$ thousand

	2009		2008

	December 31	September 30	December 31

Credit card operations	9,293,317	5,599,005	6,009,216
Provision for payments	3,780,262	3,564,487	3,066,969
Provision for contingent liabilities (civil and labor) (Note 18b IV)	3,938,168	3,741,837	3,077,566
Sundry creditors	1,949,166	1,575,794	1,828,087
Liabilities for acquisition of assets – financial leasing (1)	987,527	858,627	950,738
Liabilities for acquisition of assets and rights	630,132	666,280	1,042,271
Liabilities for official agreements	269,746	294,184	333,867
Other	908,340	762,251	725,971
Total	21,756,658	17,062,465	17,034,685

(1) Refers to liabilities for acquisition of data processing systems (hardware) by means of financial leasing operations (Bradesco as lessee).

21) INSURANCE, PRIVATE PENSION PLANS AND SAVINGS BONDS OPERATIONS

a) Provisions by account

	R$ thousand

	Insurance (1)			Life and Private Pension Plans (2)			Savings bonds			Total

	2009		2008	2009		2008	2009		2008	2009		2008

	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31	December 31 (3)	September 30 (3)	December 31

Current and long-term liabilities
Mathematical provision for benefits to be granted	-	-	-	54,422,399	50,836,650	45,922,203	-	-	-	54,422,399	50,836,650	45,922,203
Mathematical provision for benefits granted	-	-	-	4,475,137	4,402,912	4,280,106	-	-	-	4,475,137	4,402,912	4,280,106
Mathematical provision for redemptions	-	-	-	-	-	-	2,479,748	2,327,610	2,198,297	2,479,748	2,327,610	2,198,297
Provision for incurred but not reported (INBR) claims	1,350,222	1,291,915	1,270,570	599,718	574,404	536,319	-	-	-	1,949,940	1,866,319	1,806,889
Unearned premiums provision	1,941,858	1,828,997	1,586,929	78,343	76,794	78,484	-	-	-	2,020,201	1,905,791	1,665,413
Provision for contribution insufficiency (4)	-	-	-	3,031,715	2,980,905	2,522,156	-	-	-	3,031,715	2,980,905	2,522,156
Provision for unsettled claims	1,329,263	1,264,731	745,681	748,777	717,784	641,675	-	-	-	2,078,040	1,982,515	1,387,356
Financial fluctuation provision	-	-	-	621,884	621,324	648,790	-	-	-	621,884	621,324	648,790
Premium insufficiency provision	-	-	-	560,714	556,830	478,669	-	-	-	560,714	556,830	478,669
Financial surplus provision	-	-	-	367,289	362,503	290,885	-	-	-	367,289	362,503	290,885
Provision for drawings and redemptions	-	-	-	-	-	-	436,026	440,377	413,295	436,026	440,377	413,295
Provision for administrative expenses	-	-	-	141,688	154,808	145,207	100,598	89,885	83,910	242,286	244,693	229,117
Provision for contingencies	-	-	-	-	-	-	7,288	7,422	10,083	7,288	7,422	10,083
Other provisions	2,234,738	2,231,659	2,226,731	644,516	633,254	507,142	-	-	-	2,879,254	2,864,913	2,733,873
Total provisions	6,856,081	6,617,302	5,829,911	65,692,180	61,918,168	56,051,636	3,023,660	2,865,294	2,705,585	75,571,921	71,400,764	64,587,132

(1) “Other provisions” basically refers to the technical provisions of the “individual health” portfolio made in order to: (i) cover the differences of future premium adjustments and those necessary to the portfolio technical balance; and (ii) cover payment release of health care coverage to dependents in case the policyholder dies, adopting the rules of the Actuarial Technical Notes approved by ANS;
(2) Comprises individual insurance plan and private pension plan operations;
(3) Pursuant to Susep Circular Letter 379/08, as of January 2009, technical provisions are presented at gross amounts and the reinsurance (PPNG, PSL and INBR) technical provision are recorded in assets on December 31, 2009 in the amount of R$669,103 (September 30, 2009 – R$634,681); and
(4) The contribution insufficiency provision for retirement and pension plans is calculated according to the normalized biometric table AT-2000, improved by 1.5% p.a., considering males separated from females, who have a longer life expectancy, and actual real interest rate of 4.0% p.a.. For disabilities plans, the provision is also actuarially calculated according to the biometric AT-49 (male) table and the 4.0% p.a. real interest rate.

b) Technical provisions by product

	R$ thousand

	Insurance			Life and Private Pension Plans			Savings bonds			Total

	2009		2008	2009		2008	2009		2008	2009		2008

	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31	December 31 (2)	September 30 (2)	December 31

Health (1)	3,555,436	3,479,016	3,415,915	-	-	-	-	-	-	3,555,436	3,479,016	3,415,915
Auto/RCF	1,837,189	1,727,624	1,739,587	-	-	-	-	-	-	1,837,189	1,727,624	1,739,587
Dpvat	119,972	120,011	77,165	200,436	203,921	145,135	-	-	-	320,408	323,932	222,300
Life	16,676	17,469	18,953	2,706,602	2,611,490	2,422,920	-	-	-	2,723,278	2,628,959	2,441,873
Basic lines	1,326,808	1,273,182	578,291	-	-	-	-	-	-	1,326,808	1,273,182	578,291
Unrestricted Benefits Generating Plan - PGBL	-	-	-	11,778,567	11,227,218	10,421,881	-	-	-	11,778,567	11,227,218	10,421,881
Long-Term Life Insurance - VGBL	-	-	-	35,130,823	32,179,116	27,627,847	-	-	-	35,130,823	32,179,116	27,627,847
Traditional plans	-	-	-	15,875,752	15,696,423	15,433,853	-	-	-	15,875,752	15,696,423	15,433,853
Savings bonds	-	-	-	-	-	-	3,023,660	2,865,294	2,705,585	3,023,660	2,865,294	2,705,585
Total technical provisions	6,856,081	6,617,302	5,829,911	65,692,180	61,918,168	56,051,636	3,023,660	2,865,294	2,705,585	75,571,921	71,400,764	64,587,132

(1) See Note 21a item1; and
(2) Pursuant to Susep Circular Letter 379/08, as of January 2009, technical provisions are presented at gross amounts and reinsurance technical provisions (PPNG, PSL and INBR) are recorded in assets on December 31, 2009 in the amount of R$669,103 thousand (September 30, 2009 - R$634,681 thousand) .

c) Guarantees of technical provisions

	R$ thousand

	Insurance			Life and Private Pension Plans			Savings bonds			Total

	2009		2008	2009		2008	2009		2008	2009		2008

	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31

Investment fund quotas (VGBL and PGBL)	-	-	-	46,909,390	43,406,334	38,049,728	-	-	-	46,909,390	43,406,334	38,049,728
Investment fund quotas (excluding VGBL and PGBL)	5,693,441	5,292,667	5,281,805	14,483,249	14,032,708	12,926,284	2,765,794	2,537,237	2,492,489	22,942,484	21,862,612	20,700,578
Government securities	95,844	366,202	72,758	3,149,892	3,133,068	3,109,296	-	-	-	3,245,736	3,499,270	3,182,054
Private securities	21,710	21,689	158,571	745,626	758,978	927,903	165,910	163,624	116,171	933,246	944,291	1,202,645
Shares	1,959	1,708	2,368	493,147	655,578	1,113,502	181,346	254,463	166,725	676,452	911,749	1,282,595
Receivables	617,462	553,338	520,407	-	-	-	-	-	-	617,462	553,338	520,407
Real estate	-	-	7,290	-	-	-	-	-	10,238	-	-	17,528
Deposits retained at IRB and court deposits	6,347	6,611	7,032	60,262	65,102	65,564	-	-	-	66,609	71,713	72,596
Reinsurance credits	663,354	628,363	-	5,749	6,318	-	-	-	-	669,103	634,681	-
Total guarantees of technical provisions	7,100,117	6,870,578	6,050,231	65,847,315	62,058,086	56,192,277	3,113,050	2,955,324	2,785,623	76,060,482	71,883,988	65,028,131

d) Retained premiums from insurance, private pension plans contributions and savings bonds

	R$ thousand

	2009			2008

	4th quarter	3rd quarter	December 31 YTD	December 31 YTD

Premiums written	3,228,806	3,134,108	12,311,360	10,748,533
Supplementary private pension plan contributions (including VGBL)	4,295,235	3,100,407	12,447,194	10,939,839
Revenues from savings bonds	575,856	519,362	1,991,357	1,699,672
Coinsurance premiums	(26,884)	(34,681)	(298,404)	(146,948)
Refunded premiums	(32,450)	(34,897)	(118,274)	(92,344)
Net premiums written	8,040,563	6,684,299	26,333,233	23,148,752
Reinsurance premiums	(37,488)	(60,429)	(223,325)	(325,002)
Retained premiums from insurance, private pension plans and savings bonds	8,003,075	6,623,870	26,109,908	22,823,750

22) MINORITY INTEREST IN SUBSIDIARIES

	R$ thousand

	2009		2008

	December 31	September 30	December 31

Odontoprev S.A. (1)	437,390	-	-
Andorra Holdings S.A.	172,632	169,268	158,402
Banco Bradesco BBI S.A.	86,812	86,537	81,430
Celta Holding S.A.	59,497	65,118	68,879
Banco Alvorada S.A.	10,042	9,582	8,468
Baneb Corretora de Seguros S.A.	3,616	3,867	3,837
Other minority shareholders	27,686	25,448	483
Total	797,675	359,820	321,499

(1) Minority interest in Odontoprev through the change in interest in Bradesco Dental (note 1).

23) SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a) Breakdown of capital stock in number of shares

Fully subscribed and paid-up capital stock comprises non-par, registered, book-entry shares.

	2009		2008

	December 31	September 30	December 31

Common shares	1,713,543,005	1,534,934,979	1,534,934,979
Preferred shares	1,713,542,828	1,534,934,821	1,534,934,821
Subtotal	3,427,085,833	3,069,869,800	3,069,869,800
Treasury (common shares)	(3,338,170)	(1,859,700)	(129,021)
Treasury (preferred shares)	(3,197,260)	(1,268,600)	(34,600)
Total outstanding shares	3,420,550,403	3,066,741,500	3,069,706,179

b) Breakdown of capital stock in number of shares

	Common	Preferred	Total

Number of outstanding shares on December 31, 2008	1,534,805,958	1,534,900,221	3,069,706,179
Shares acquired and not cancelled	(1,730,679)	(1,234,000)	(2,964,679)
Number of outstanding shares on September 30, 2009	1,533,075,279	1,533,666,221	3,066,741,500
Shares acquired and not cancelled	(1,175,000)	(1,638,000)	(2,813,000)
Capital stock increase upon share issue – acquisition of Ibi	22,831,389	22,831,386	45,662,775
Capital stock increase upon share issue – bonus 10%	155,776,637	155,776,621	311,553,258
Bonus from shares acquired and not cancelled	(303,470)	(290,660)	(594,130)
Number of outstanding shares on December 31, 2009	1,710,204,835	1,710,345,568	3,420,550,403

The Special Shareholders’ Meeting held on March 10, 2009 approved the reverse split of common and preferred shares in the proportion of fifty (50) to one (1), with the simultaneous split of each share, after the reverse split, at the ratio of one (1) to fifty (50), without changes in types of share, giving sixty-one (61) days, as from April 8, 2009 to June 8, 2009, for shareholders, at their own and free discretion, to adjust the position of their shares, by type, in multiples of fifty (50) shares, by means of trading at BM&FBovespa, through the brokerage firm of their choice.

Simultaneously with the operation in the Brazilian Market, complying with the same dates, the same procedure was adopted on the International Market, for securities traded in New York – USA and Madrid - Spain.

At the Special General Meeting held on October 29, 2009, it was approved: (i) the merger of all of shares representing the Ibi Participações S.A. capital stock into Bradesco, and Ibi Participações became Bradesco’s wholly-owned subsidiary, in compliance with the provisions set forth in Articles 224, 225 and 252 of Law 6,404/76, upon the capital increase in the amount of R$1,368,183 thousand, from R$23,000,000 thousand to R$24,368,183 thousand, with the issuance of 45,662,775 new nominative book-entry non-par shares, out of which 22,831,389 are common and 22,831,386 are preferred shares, at the ratio of 0.049401676 fraction of Bradesco share to Ibi Participações share, to be allocated to the latter’s shareholders, being 0.024700839 fraction of common share and 0.024700837 fraction of preferred share; and (ii) the capital stock increase by R$131,817 thousand, from R$24,368,183 thousand to R$24,500,000 thousand, upon the capitalization of reserves, without the issue of shares, as per paragraph first of Article 169 of Law 6,404/76, with the consequent amendment to caput of Article 6 of the Bylaws.

At the Special General Meeting held on December 18, 2009, it was approved the capital stock increase by R$2,000,000 thousand, from R$24,500,000 thousand to R$26,500,000 thousand, upon the capitalization of part of the “Profit Reserves – Statutory Reserves” account balance, in compliance with Article 169 of Law 6,404/76, with a 10% stock bonus, upon the issue of 311,553,258 new nominative book-entry non-par shares, out of which 155,776,637 are common and 155,776,621 are preferred shares, allocated to shareholders free of charge, for purposes of stock bonus, at the ratio of one (1) new share to each ten (10) shares of the same type held by them, benefiting shareholders registered in the Bank’s records as of January 19, 2010.

Simultaneously with the operation in the Brazilian Market, and at the same ratio, ADRs – American Depositary Receipts in the American Market (NYSE) and GDRs – Global Depositary Receipts in the European Market (Latibex) were entitles to stock bonus, and investors received one (1) new DR for each ten (10) DRs they held on January 19, 2010.

c) Interest on shareholders’ equity/dividends

Preferred shares have no voting rights, but are entitled to all rights and advantages given to common shares and, in compliance with Bradesco’s Bylaws, have priority in repayment of capital and additional ten per cent (10%) of interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law 6,404/76, with the new wording given in Law 10,303/01.

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or dividends of, in total, at least 30% of the net income for the year, adjusted in accordance with the Brazilian Corporation Law.

Interest on shareholders’ equity is calculated based on the shareholders' equity accounts and is limited to the variation in the Federal Government Long-Term Interest Rate (TJLP), provided there are available profits, computed prior to the deduction thereof, or retained earnings and revenue reserves in amounts equivalent to, or exceeding twice, the amount of such interest.

Bradesco’s capital remuneration policy aims at distributing the interest on shareholders’ equity at the maximum amount calculated pursuant to prevailing laws, and this is included, net of Withholding Income Tax, in the calculation of the mandatory dividends of the year set forth in the Company’s Bylaws.

At the Board of Directors Meeting held on December 5, 2008, the board members approved the proposal of the Board of Executive Officers related to the payment of supplementary interest on shareholders’ equity to shareholders related to 2008, in the amount of R$0.571482431 (R$0.485760066 net of tax) per common share and R$0.628630674 (R$0.534336073 net of tax) per preferred shares, the payment of which was made on March 9, 2009.

At a Board of Directors’ Meeting held on January 20, 2009, the board members approved the proposal of the Board of Executive Officers to increase by 10% the amount of monthly dividends, paid in advance to shareholders, according to the Monthly Remuneration System, from R$0.012017500 to R$0.013219250, related to common shares, and from R$0.013219250 to R$0.014541175, related to preferred shares, effective as from the dividends for February 2009 paid on March 2, 2009, benefiting shareholders registered in the Company’s records on February 2, 2009.

At a Board of Directors’ Meeting held on July 3, 2009, the Board of Executive Officers proposal for payment of interim interest on shareholders’ equity to shareholders related to 1H09 was approved, in the amount of R$0.155520588 (R$0.1321925 net of tax) per common share and R$0.171072647 (R$0.14541175 net of tax) per preferred share, whose payment was made on July 20, 2009.

The Board of Directors’ Meeting held on December 4, 2009 approved the Board of Executive Officers proposal for the payment of supplementary interest on shareholders’ equity to shareholders for the fiscal year of 2009 in the amount of R$1,632,000 thousand, out of which R$0.499755537 (net of withholding income tax of 15% - R$0.424792206) per common share and R$0.549731091 (net of 15% withholding income tax - R$0.467271427) per preferred share, the payment of which will be made on March 9, 2010.

The Special General Meeting held on December 18, 2009 resolved that the monthly dividends will be held in R$0.01321925 per common share and R$0.014541175 per preferred share, so that the amounts monthly paid to shareholders will be increased by 10%, after the new shares from the stock bonus are included in the shareholding.

The calculation of interest on shareholders’ equity and dividends related to the 2009 is as follows:

	R$ thousand	% (1)

Net income for the year	8,012,282
(-) Legal reserve	(400,614)
Adjusted calculation basis	7,611,668
Interest on shareholders’ equity (gross) provisioned (paid and payable)	2,133,269
Withholding income tax on interest on shareholders’ equity	(319,990)
Interest on shareholders’ equity (net)	1,813,279
Monthly dividends paid and provisioned	584,813
Accumulated interest on shareholders’ equity (net) and dividends in 2009	2,398,092	31.51
Accumulated interest on shareholders’ equity (net) and dividends in 2008	2,398,987	33.12

(1) Percentage of interest on shareholders’ equity/dividends over adjusted calculation basis.

Interest on shareholders’ equity and dividends were paid and provisioned as follows:

Description	R$ thousand

	Per share (gross)		Gross paid/ provisioned amount	Withholding Income Tax (IRRF) (15%)	Net paid/ provisioned amount

	Common shares	Preferred shares

Monthly interest on shareholders’ equity	0.036053	0.039658	114,598	17,190	97,408
Supplementary interest on shareholders’ equity provisioned	0.571482	0.628631	1,841,993	276,299	1,565,694
Monthly dividends	0.108158	0.118973	348,540	-	348,540
Interim dividends	0.120175	0.132193	387,345	-	387,345
Total on December 31, 2008 YTD	0.835868	0.919455	2,692,476	293,489	2,398,987
Supplementary interest on shareholders’ equity provisioned (1)	0.499755	0.549731	1,632,000	244,800	1,387,200
Interim interest on shareholders’ equity (2)	0.155521	0.171073	501,269	75,190	426,079
Monthly dividends	0.157429	0.173172	507,818	-	507,818
Supplementary provisioned dividends (3)	0.021439	0.023582	76,995	-	76,995
Total on December 31, 2009 YTD	0.834144	0.917558	2,718,082	319,990	2,398,092

(1) Payable on March 9, 2010;
(2) Paid on July 20, 2009; and
(3) Considers the stock bonus effects – 10% as of December 18, 2009.

d) Treasury shares

At a Board of Executive Officers’ meeting held on December 2, 2009, it was authorized the acquisition of shares issued by Bradesco of up to 15,000,000 nominative book-entry common shares, with no par value, out of which 7,500,000 are common shares and 7,500,000 are preferred shares, to be held in treasury and later sale or cancellation, without capital stock reduction. The authorization will be effective until June 3, 2010.

Up to December 31, 2009, 3,338,170 common shares and 3,197,260 preferred shares were acquired and held in treasury, in the amount of R$188,874 thousand. The minimum, weighted average and maximum cost per share is, respectively, R$14.99344, R$28.89998 and R$34.88564, already including the 10% stock bonus that took place on December 18, 2009. The market value of these shares on December 31, 2009 was R$27.26 per common share and R$33.07 per preferred share.

24) FEE AND COMMISSION INCOME

	R$ thousand

	2009			2008

	4th quarter	3rd quarter	December 31 YTD	December 31 YTD

Card income	940,898	770,528	3,373,923	3,035,048
Checking accounts	543,131	538,901	2,180,852	2,264,867
Loan operations	421,244	407,253	1,588,029	1,583,613
Asset management	429,909	420,466	1,601,350	1,570,525
Collections	259,469	254,306	997,321	973,744
Custody and brokerage services	115,812	106,241	412,653	328,027
Consortium management	94,786	91,143	351,178	317,872
Taxes paid	66,247	63,723	256,002	238,006
Underwriting	104,881	46,299	340,033	120,005
Other	118,088	120,769	510,149	429,926
Total	3,094,465	2,819,629	11,611,490	10,861,633

25) PERSONNEL EXPENSES

	R$ thousand

	2009			2008

	4th quarter	3rd quarter	December 31 YTD	December 31 YTD

Payroll	1,003,676	976,950	3,889,273	3,670,277
Benefits	396,794	446,874	1,569,765	1,442,364
Social security charges	363,761	355,367	1,376,365	1,282,672
Employee profit sharing	178,678	217,618	650,023	550,456
Provision for labor claims	111,028	105,372	394,128	349,406
Training	27,015	23,438	86,784	93,846
Total	2,080,952	2,125,619	7,966,338	7,389,021

26) OTHER ADMINISTRATIVE EXPENSES

	R$ thousand

	2009			2008

	4th quarter	3rd quarter	December 31 YTD	December 31 YTD

Third-party services	701,426	637,507	2,529,453	2,191,461
Communication	327,884	297,811	1,227,145	1,104,417
Advertising and publicity	282,488	111,882	587,784	644,183
Depreciation and amortization	202,527	185,822	717,141	615,134
Depreciation of financial leasing - Law 11,638/07	93,213	82,064	357,543	305,261
Transportation	149,688	138,015	554,643	514,045
Financial system services	88,665	66,565	278,771	214,467
Rentals	145,479	135,826	556,333	481,996
Data processing	212,022	195,219	772,089	576,775
Asset maintenance and conservation	111,485	102,819	418,387	391,982
Asset leasing	99,563	86,602	401,304	351,334
Asset leasing - Law 11,638/07	(93,213)	(82,064)	(386,192)	(346,358)
Supplies	65,552	59,662	226,707	212,813
Security and surveillance	64,083	65,110	249,782	217,280
Water, electricity and gas	52,015	44,161	198,552	182,500
Travels	22,341	20,617	78,267	89,219
Other	149,278	135,066	514,928	512,827
Total	2,674,496	2,282,684	9,282,637	8,259,336

27) TAX EXPENSES

	R$ thousand

	2009			2008

	4th quarter	3rd quarter	December 31 YTD	December 31 YTD

Contribution for Social Security Financing (Cofins)	471,682	478,103	1,834,471	1,184,543
Tax on Services (ISS)	91,525	83,726	342,556	330,350
Social Integration Program (PIS) contribution	83,990	88,949	342,675	259,726
Municipal Real Estate Tax (IPTU) expenses	6,338	6,362	32,899	32,122
Other	43,822	40,368	160,968	160,362
Total	697,357	697,508	2,713,569	1,967,103

28) OTHER OPERATING INCOME

	R$ thousand

	2009			2008

	4th quarter	3rd quarter	December 31 YTD	December 31 YTD

Other interest income	199,665	223,174	820,635	610,841
Reversal of other operating provisions (1)	435,118	26,385	562,234	557,912
Gains on sale of goods	27,805	26,805	67,508	75,625
Revenues from recovery of charges and expenses	13,266	14,403	59,995	60,662
Others	242,082	241,226	1,053,241	413,206
Total	917,936	531,993	2,563,613	1,718,246

(1) Includes R$388,162 thousand related to the adhesion to the tax amnesty program. (note 18b III).

29) OTHER OPERATING EXPENSES

	R$ thousand

	2009			2008

	4th quarter	3rd quarter	December 31 YTD	December 31 YTD

Other financial expenses	511,240	537,617	2,271,477	2,090,874
Sundry losses	362,667	281,593	1,177,770	1,245,563
Interest expenses with leasing obligations - Law 11,638/07	6,140	3,026	69,409	127,719
Intangible assets amortization – acquisition of banking services rights	134,521	130,120	491,789	478,506
Expenses with other operating provisions (1)	237,173	517,495	1,359,884	397,823
Goodwill amortization	33,471	24,578	107,277	32,770
Expenses with impairment analysis (note 15b)	39,636	-	39,636	1,481
Other (3)	338,093	266,770	1,254,062	911,092
Total	1,662,941	1,761,199	6,771,304	5,285,828

(1) Includes supplementary provision for civil lawsuits – 2009 economic plans – R$915,188 thousand (December 31, 2008 – R$239,370 thousand), 4Q09 – R$111,378 thousand (3Q09 – R$387,556 thousand).

30) NON-OPERATING RESULT

	R$ thousand

	2009			2008

	4th quarter	3rd quarter	December 31 YTD	December 31 YTD

Result on sale and write-off of assets and investments (1)	(73,799)	337,468	2,188,096	400,965
Non-operating provisions	(3,957)	(26,658)	(77,497)	(43,863)
Others	(53,938)	39,741	10,997	26,868
Total	(131,694)	350,551	2,121,596	383,970

(1) In 2009, includes the result of partial sale of Visanet shares, net of distribution costs, in the amount of R$2,409,619 thousand and R$410,391thousand in 3Q09. In 2008, it mainly comprised the result of the partial divestment of Visa Inc. in the amount of R$352,402 thousand from the company’s IPO.

31) TRANSACTIONS WITH PARENT COMPANIES (DIRECT AND INDIRECT)

a) Transactions with parent companies (direct and indirect) are carried out in conditions and at rates compatible with the averages practiced with third parties, and effective on the dates of the operations, and are as follows:

	R$ thousand

	2009		2008	2009			2008

	December 31	September 30	December 31	4th quarter	3rd quarter	December 31 YTD	December 31 YTD

	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)

Interest on shareholders’ equity and dividends:	(653,209)	(56,857)	(686,817)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(324,347)	(9,789)	(368,603)	-	-	-	-
Fundação Bradesco	(328,862)	(47,068)	(318,214)	-	-	-	-
Demand deposits:	(113)	(481)	(13,127)	-	-	-	-
Fundação Bradesco	(80)	(462)	(8)	-	-	-	-
Elo Participações e Investimentos S.A.	(10)	(16)	(6)	-	-	-	-
Nova Cidade de Deus Participações S.A.	(11)	(1)	(88)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(12)	(2)	(13,025)	-	-	-	-
Time deposits:	(17,199)	(1,576)	(45,911)	(5)	(42)	(63)	(2,296)
Cidade de Deus Companhia Comercial de Participações	(17,199)	(1,576)	(45,911)	(5)	(42)	(63)	(2,296)
Rental of branches:	-	-	-	(117)	(118)	(464)	(436)
Fundação Bradesco	-	-	-	(117)	(118)	(464)	(436)
Subordinated debts:	(134,086)	(263,345)	(105,737)	(13,494)	(10,502)	(30,961)	(42,511)
Cidade de Deus Companhia Comercial de Participações	(62,446)	(107,047)	(19,797)	(2,112)	(1,928)	(5,582)	(11,384)
Fundação Bradesco	(71,640)	(156,298)	(85,940)	(11,382)	(8,574)	(25,379)	(31,127)

b) Compensation of key Management personnel

Each year, the Annual Shareholders’ Meeting approves:

• The annual overall amount of management compensation, apportioned at the Board of Directors Meetings among the board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

• The amount allocated to finance supplementary private pension plans to the Management, within the private pension plan for employees and management of the Bradesco Organization.

For 2009, the maximum amount of R$293,140 thousand was set for management compensation (share-based compensation and bonuses) and R$129,470 thousand to finance defined contribution supplementary private pension plans.

Short-term Management benefits

	R$ thousand

	2009			2008

	4th quarter	3rd quarter	December 31 YTD	December 31 YTD

Share-based compensation	36,852	38,423	145,268	103,782
Bonuses	2,911	9,111	23,976	146,636
INSS/FGTS Contributions	8,916	10,671	37,972	75,894
Total	48,679	58,205	207,216	326,312

Post-employment benefits

	R$ thousand

	2009			2008

	4th quarter	3rd quarter	December 31 YTD	December 31 YTD

Defined contribution supplementary private pension plans	12,816	81,872	121,721	126,133
Total	12,816	81,872	121,721	126,133

Bradesco does not offer long-term benefits related to severance pay or share-based compensation to its key Management personnel.

Other information

I) According to current laws, financial institutions are not allowed to grant loans or advances to:

a) Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

b) Individuals or corporations that own more than 10% of their capital; and

c) Corporations of which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10%;

Therefore, no loans or advances are granted by financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

II) Shareholding

Members of the Board of Directors and Board of Executive Officers, jointly, had the following shareholding in Bradesco on December 31, 2009:

•Common shares	0.67%
•Preferred shares	0.97%
•Total shares	0.82%

32) FINANCIAL INSTRUMENTS

a) Risk management process

Bradesco Organization considers the risk management essential to all its activities, using it to add value to its business, as it supports the business areas in the planning of its activities, maximizing the use of own and third party resources, for the benefit its stakeholders and the company.

The risk management activity is highly relevant due to the increasing complexity of services and products offered and the globalization of Bradesco’s business, reason why the Organization is always improving its risk management processes, using the best international practices, Brazilian rules and the recommendations of the New Capital Accord.

Several investments are made in initiatives related to risk management processes, especially in the training of the staff to improve the quality of said processes and ensure the necessary focus, inherent to these activities that generate a strong added value. In this context, the Organization has three large pillars that support the entire risk management structure: i) corporate governance; ii) management structure; and iii) risk management methodology.

Credit risk management

Credit risk is the possibility that a counterparty of a loan or financial operation may not wish, or may suffer some change in its ability to comply with its contractual obligations, which may generate losses for the Organization.

To mitigate credit risk, Bradesco continuously reviews the processes of credit activities processes, implementing improvements, examining and preparing inventories of credit approval and recovery procedures, monitoring concentrations and identifying new areas of credit risks.

Market risk management

Market risk is the possibility of loss by fluctuating market prices and rates, once asset and liability portfolios of the Organization may present mismatches in terms, currencies and indexes.

The market risk management at Bradesco enables the Organization to make strategic decisions with high agility and level of reliance, conducting it by means of methodologies in line with the best international practices and the recommendations of the New Capital Accord.

The performance of limits is daily monitored by the Integrated Risk Control Department, which is independent to the business management and adopts the Parametric VaR (Value at Risk) outlook, in the calculation of the trading portfolio risk, with a 99% confidence level, one-day horizon, and correlations and volatilities calculated using statistical methods in which recent returns are given more importance. In addition, the methodology applied and current statistic models in the measurement of market risks are daily evaluated using backtesting techniques.

We present below the balance sheet by currency

	R$ thousand

	2009				2008

	December 31			September 30	December 31

	Balance	Domestic	Foreign (1) (2)	Foreign (1) (2)

Assets
Current and long-term assets	496,028,295	461,012,453	35,015,842	35,748,834	48,998,814
Funds available	6,946,563	5,507,365	1,439,198	2,115,883	3,472,821
Interbank investments	110,796,813	107,218,687	3,578,126	1,786,446	5,717,083
Securities and derivative financial instruments	146,618,735	138,529,746	8,088,989	9,112,823	7,874,279
Interbank and interdepartmental accounts	18,723,216	18,349,807	373,409	425,664	45,348
Loan and leasing operations	157,458,244	143,037,362	14,420,882	12,099,734	13,828,806
Other receivables and assets	55,484,724	48,369,486	7,115,238	10,208,284	18,060,477
Permanent assets	10,194,797	10,187,899	6,898	7,341	9,263
Investments	1,260,819	1,260,819	-	-	-
Premises and equipment and leased assets	3,417,954	3,411,145	6,809	7,247	9,126
Intangible assets	5,516,024	5,515,935	89	94	137
Total	506,223,092	471,200,352	35,022,740	35,756,175	49,008,077

Liabilities
Current and long-term liabilities	463,351,041	436,096,615	27,254,426	27,924,611	41,391,620
Deposits	171,073,084	165,197,277	5,875,807	6,301,070	6,084,709
Federal funds purchased and securities sold under agreements to repurchase	113,273,046	112,837,449	435,597	124,458	54,024
Funds from issuance of securities	7,482,584	3,170,203	4,312,381	4,124,115	5,250,583
Interbank and interdepartmental accounts	2,950,154	1,748,676	1,201,478	1,400,103	1,364,078
Borrowing and onlending	27,327,736	19,050,603	8,277,133	8,491,792	14,592,427
Derivative financial instruments	531,194	369,613	161,581	120,099	1,117,147
Technical provision of insurance, private pension plans and savings bonds	75,571,921	75,570,227	1,694	2,114	3,187
Other liabilities:
- Subordinated debt	23,103,977	19,324,696	3,779,281	3,891,301	3,260,542
- Other	42,037,345	38,827,871	3,209,474	3,469,559	9,664,923
Deferred income	320,625	320,625	-	-	-
Minority interest in subsidiaries	797,675	797,675	-	-	-
Shareholders’ equity	41,753,751	41,753,751	-	-	-
Total	506,223,092	478,968,666	27,254,426	27,924,611	41,391,620
Net position of assets and liabilities			7,768,314	7,831,564	7,616,457
Net position of derivatives (2)			(16,071,190)	(15,742,503)	(16,552,003)
Other net memorandum accounts (3)			(55,136)	1,188,896	913,517
Net exchange position (liability)			(8,358,012)	(6,722,043)	(8,022,029)

(1) Amounts expressed and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled at the rate of the last day of the month; and
(3) Other commitments recorded in memorandum accounts.

We present the VaR in the chart below

Risk factors	R$ thousand

	2009		2008

	December 31	September 30	December 31

Fixed rates	10,351	3,541	76,236
Internal exchange coupon	179	372	13,991
Foreign currency	954	1,444	23,070
IGP-M	289	221	18
IPCA	2,799	13,061	267,651
Variable income	7,766	5,495	4,499
Sovereign/Eurobonds and Treasuries	9,250	15,417	170,532
Other	24	25	61
Correlation/diversification effect	(11,556)	(14,105)	(112,617)
VaR (Value at Risk)	20,056	25,471	443,441

Sensitivity analysis

In conformity with good risk management governance practice, Bradesco maintains a continued process of management of its positions, which encompasses control of all positions exposed to market risk by means of measures compatible with the best international practices and the New Basel Capital Accord – Basel II. It is also worth mentioning that financial institutions have risk limits and controls and leverage regulated by Bacen.

Risk limit proposals are validated by specific business committees and submitted to the approval of the Integrated Risk Management and Capital Allocation Committee, complying with limits laid down by the Board of Directors, according to the positions’ targets, which are divided into the following portfolios:

• Trading Portfolio: consists of all financial instruments, commodities, derivatives operations held for trading or as a hedge of other trading portfolios, which are not subject to trading restrictions.
Operations intended for trading are those for resale, to take advantage from expected or effective price movements, or for arbitrage purposes; and

• Banking Portfolio: operations not classified in the Trading Portfolio. These consist of structural operations of various lines of the Organization’s business and eventual hedges.

The following tables present the financial exposure sensitivity analysis (Trading and Banking Portfolios) pursuant to CVM Rule 475/08 and do not reflect how these market risk exposures are managed in the Organization’s daily operations, according to information provided in this note.

The financial exposure impacts of the Banking Portfolio (mainly interest rates and price indexes) stated in the following table do not necessarily represent an accounting loss for the Organization, due to the following reasons:

• part of loan operations held in the Banking Portfolio is funded by demand deposits and/or savings deposits, which provides a natural hedge for eventual interest rate fluctuations;

• for the Banking Portfolio, interest rates fluctuations do not necessarily have a material impact on the Organization’s results, since the intention is to hold the loan operations until their maturity; and

• derivative operations of the Banking Portfolio are used to hedge operations with clients or to hedge investments abroad, also considering the tax effect on foreign exchange rate fluctuation.

On December 31, 2009 - R$ thousand

Risk factors	Trading and Banking portfolios	Scenarios (1)

	Definition	1	2	3

Interest rates in Reais	Exposures subject to changes in fixed interest rates and interest rate coupon	(3,983)	(901,254)	(1.729.973)
Price indexes	Exposures subject to the changes in price index coupon rate	(7,437)	(1,052,419)	(1.871.014)
Domestic exchange coupon	Exposures subject to the changes in foreign currency coupon rate	(95)	(2,949)	(5.889)
Foreign currency	Exposures subject to exchange variation	(337)	(8,434)	(16.868)
Equities	Exposures subject to stocks price variation	(12,251)	(306,264)	(612.529)
Sovereign/Eurobonds and Treasuries	Exposures subject to the interest rate variation of securities traded on the international market	(1,083)	(54,670)	(103.964)
Other	Exposures not classified in the previous definitions	-	(14)	(28)
Total not correlated		(25.186)	(2,326,004)	(4,340,265)
Total correlated		(16.960)	(1,810,669)	(3,369,293)

(1) Amounts net of tax effects

		On December 31, 2008 - R$ thousand

Risk factors	Trading and Banking portfolios		Scenarios (1)

	Definition	1	2	3

Interest rates in Reais	Exposures subject to fixed interest rates variation and interest rate coupon	418,731	(975,863)	(2.194.417)
Price indexes	Exposures subject to the variation of price index coupon rate	726,008	(183,528)	(1.054.060)
Domestic exchange coupon	Exposures subject to the variation of foreign currency coupon rate	6,852	(4,349)	(14.989)
Foreign currency	Exposures subject to exchange variation	(2,401)	(78,717)	(155.033)
Equities	Exposures subject to stocks price variation	56,072	(301,510)	(659.093)
Sovereign/Eurobonds and Treasuries	Exposures subject to the interest rate variation of securities traded on the international market	(100,077)	(241,801)	(384.274)
Other	Exposures not classified into previous definitions	-	(11)	(23)
Total not correlated		-	(1,785,779)	(4,461,889)
Total correlated		1,105,185	(1,503,720)	(3,605,738)

(1) Amounts net of tax effects

We present below the sensitivity analysis of the Trading Portfolio, which represents exposures that might cause material impacts on the Organization’s results. It is worth mentioning that results show the impacts for each scenario for a static portfolio position on December 31, 2009 and December 31, 2008. The market dynamism results in continuous changes in these positions and does not necessarily reflect the current position. In addition, as previously mentioned, we maintain a continued process of market risk management, which continuously seeks, through market dynamics, ways of mitigating/minimizing related risks, according to the strategy determined by Senior Management, i.e., in case of signs of deterioration in a certain position, proactive measures are taken to minimize potential negative impacts, aiming at maximizing the risk/return ratio for the Organization.

		On December 31, 2009 - R$ thousand

Risk factors	Trading portfolios		Scenarios (1)

	Definition	1	2	3

Interest rates in Reais	Exposures subject to changes in fixed interest rates and interest rate coupon	(766)	(170,612)	(336.518)
Price indexes	Exposures subject to changes in price index coupon rate	(270)	(39,565)	(77.676)
Domestic exchange coupon	Exposures subject to the changes in foreign currency coupon rate	(3)	(141)	(279)
Foreign currency	Exposures subject to exchange variation	(337)	(8,434)	(16.868)
Equities	Exposures subject to stocks price variation	(1,285)	(32,126)	(64.252)
Sovereign/Eurobonds and Treasuries	Exposures subject to the interest rate variation of securities traded on the international market	(746)	(18,661)	(36.375)
Other	Exposures not classified in the previous definitions	-	(14)	(28)
Total not correlated		(3,407)	(269,553)	(531,996)
Total correlated		(1,881)	(205,907)	(406,008)

(1) Amounts net of tax effects.

The sensitivity analysis was carried out based on the scenarios below, always considering that these impacts would negatively affect our positions.

Scenario 1: based on market information of December 31, 2009 (BM&FBovespa, Anbima, etc), one base point stress was applied for interest rates and 1% variation for prices. For instance, the exchange rate of Reais/Dollar of R$1.76 and 1-year fixed interest rates of 10.51% p.a.

Scenario 2: 25% stresses were determined based on the market at December 31, 2009. For instance, the exchange rate of Reais/Dollar was R$2.18 and 1-year fixed interest rates of 13.13% p.a., with fluctuations of other risk factors representing a 25% stress on the respective curves or prices.

Scenario 3: 50% stresses were determined based on the market at December 31, 2009. For instance: the exchange rate of Reais/Dollar was R$2.62 and 1-year fixed interest rates of 15.75% p.a., with fluctuations of other risk factors representing a 50% stress on the respective curves or prices.

			On December 31, 2008 - R$ thousand

Risk factors	Trading portfolio		Scenarios (1)

	Definition	1 (*)	2	3

Interest rates in Reais	Exposures subject to changes in fixed interest rates and interest rate coupon	6,471	(223,487)	(443.847)
Price indexes	Exposures subject to changes in price index coupon rate	125,658	(153,181)	(414.332)
Domestic exchange coupon	Exposures subject to changes in foreign currency coupon rate	5,794	(728)	(7.075)
Foreign currency	Exposures subject to exchange variation	(2,401)	(78,717)	(155.033)
Equities	Exposures subject to stocks price variation	1,142	(733)	(2.608)
Sovereign/Eurobonds and Treasuries	Exposures subject to the interest rate variation of securities traded on the international market	(65,781)	(171,986)	(281.599)
Other	Exposures not classified in the previous definitions	-	(12)	(23)
Total not correlated		-	(628,844)	(1,304,517)
Total correlated		70,883	(446,200)	(929,857)

(*) Scenario I (probable) it was prepared already including the correlation among risk factors.
(1) Amounts net of tax effects.

The sensibility analysis for December 31, 2008 was carried out complying with the following scenarios:

Scenario 1: consists of the probable scenario for risk factors and is based on market information (BM&FBovespa, Anbima, etc), such as the future interest rate curve. For example: the Real/Dollar quotation was R$2.35 and the 1-year fixed interest rate was 11.60% p.a..

Scenario 2: 25% stresses were determined based on the market at December 31, 2008 and applied on Scenario 1. For example: the Real/Dollar quotation was R$2.93 and the 1-year fixed interest rate was 14.64% p.a., and fluctuations of other risk factors, represented a 25% stress in the corresponding curves or prices.

Scenario 3: 50% stresses were determined based on the market at December 31, 2008 and applied on Scenario 1. For example: the Real/Dollar quotation was R$3.52 and the 1-year prefixed interest rate was 17.68% p.a., and fluctuations of other risk factors represented a 50% stress in the corresponding curve or prices.

Liquidity risk

The Liquidity Risk is the possibility of the Organization not having enough financial funds to honor its commitments due to the mismatch between payments and deposits, taking in consideration different currencies and the settlement terms of its rights and obligations.

Bradesco has a Liquidity Policy that establishes the minimum liquidity levels that the Organization must keep, as well as instruments to manage the liquidity in a regular and crisis scenario. The liquidity risk is daily controlled in an independent manner, with the distribution of reports to the management and control areas, as well as the Executive Committee.

We present the Balance Sheet by maturity in the chart below

	R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Not stated maturity	Total

Assets
Current and long-term assets	264,892,023	73,763,685	34,218,838	123,153,749	-	496,028,295
Funds available	6,946,563	-	-	-	-	6,946,563
Interbank investments	84,014,995	23,461,341	2,243,038	1,077,439	-	110,796,813
Securities and derivative financial instruments (1)	112,399,041	1,183,473	2,741,485	30,294,736	-	146,618,735
Interbank and interdepartmental accounts	18,235,972	686	836	485,722	-	18,723,216
Loan and leasing operations	20,210,533	41,689,940	25,109,483	70,448,288	-	157,458,244
Other receivables and assets	23,084,919	7,428,245	4,123,996	20,847,564	-	55,484,724
Permanent assets	185,160	885,043	844,144	6,673,399	1,607,051	10,194,797
Investments	-	-	-	-	1,260,819	1,260,819
Premises and equipment and leased assets	49,782	248,911	298,693	2,474,336	346,232	3,417,954
Intangible assets	135,378	636,132	545,451	4,199,063	-	5,516,024
Total on December 31, 2009	265,077,183	74,648,728	35,062,982	129,827,148	1,607,051	506,223,092
Total on September 30, 2009	262,076,806	68,904,073	33,950,196	119,302,659	1,451,956	485,685,690
Total on December 31, 2008	251,683,627	52,258,067	41,822,570	107,188,414	1,460,365	454,413,043
Liabilities
Current and long-term liabilities	243,666,788	23,845,786	31,095,923	164,220,184	522,360	463,351,041
Deposits (2)	83,561,376	9,372,739	11,547,447	66,591,522	-	171,073,084
Federal funds purchased and securities sold under agreements to repurchase	74,550,284	3,395,355	8,644,541	26,682,866	-	113,273,046
Funds from issuance of securities	402,172	897,707	2,067,772	4,114,933	-	7,482,584
Interbank and interdepartmental accounts	2,950,154	-	-	-	-	2,950,154
Borrowing and onlending	2,330,397	6,612,478	5,262,746	13,122,115	-	27,327,736
Derivative financial instruments	183,601	101,867	149,707	96,019	-	531,194
Technical provisions for insurance, private pension plans and savings bonds (2)	54,785,150	1,689,198	1,015,251	18,082,322	-	75,571,921
Other liabilities:
- Subordinated debts	79,980	172,026	68,454	22,261,157	522,360	23,103,977
- Other	24,823,674	1,604,416	2,340,005	13,269,250	-	42,037,345
Deferred income	320,625	-	-	-	-	320,625
Minority interest in subsidiaries	-	-	-	-	797,675	797,675
Shareholders’ equity	-	-	-	-	41,753,751	41,753,751
Total on December 31, 2009	243,987,413	23,845,786	31,095,923	164,220,184	43,073,786	506,223,092
Total on September 30, 2009	222,226,127	24,113,570	28,577,698	170,997,558	39,770,737	485,685,690
Total on December 31, 2008	200,022,806	23,944,909	24,780,135	170,381,210	35,283,983	454,413,043
Accumulated net assets on December 31, 2009	21,089,770	71,892,712	75,859,771	41,466,735	-	-
Accumulated net assets on September 30, 2009	39,850,679	84,641,182	90,013,680	38,318,781	-	-
Accumulated net assets on December 31, 2008	51,660,821	79,973,979	97,016,414	33,823,618	-	-

(1) Investments in investment funds are classified as up to 30 days; and
(2) Demand and savings deposits and technical provisions for insurance, private pension plans and savings bonds comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

Capital Adequacy Ratio (Basel)

The Organization’s risk management seeks to optimize the risk-return ratio, aiming at minimizing losses, through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel) .

We present the Capital Adequacy Ratio II in the chart below

Calculation basis – Capital Adequacy Ratio (Basel II) (1)	R$ thousand

	2009				2008

	December 31		September 30		December 31

	Financial	Economic-financial	Financial	Economic- financial	Financial	Economic- financial

Calculation basis – Capital Adequacy Ratio (Basel)	41,753,751	41,753,751	38,877,487	38,877,487	34,256,544	34,256,544
Reduction for tax credits – Bacen Resolution 3,059/02	-	-	(143,179)	(143,179)	(143,180)	(143,180)
Reduction for deferred assets – Bacen Resolution 3,444/07	(320,790)	(353,589)	(226,279)	(260,114)	(248,382)	(381,036)
Decrease in gains/losses of mark-to-market adjustments in DPV and derivatives – Bacen Resolution 3,444/07	1,328,495	1,328,495	1,480,317	1,480,317	2,347,339	2,347,339
Additional provision to the minimum required by Bacen Resolution 2,682/99 (3)	3,001,912	3,002,675	2,989,666	2,990,827	1,618,940	1,620,570
Minority interest/other	163,845	797,675	400,228	359,820	413,505	321,499
Reference shareholders’ equity - Tier I	45,927,213	46,529,007	43,378,240	43,305,158	38,244,766	38,021,736
Total of gains/losses of adjustments to market value in Available for Sale (DPV) and derivatives – Bacen Resolution 3,444/07	(1,328,495)	(1,328,495)	(1,480,317)	(1,480,317)	(2,347,339)	(2,347,339)
Subordinated debt	10,950,907	10,950,907	12,003,947	12,003,947	11,893,438	11,893,438
Reference shareholders’ equity – Tier II	9,622,412	9,622,412	10,523,630	10,523,630	9,546,099	9,546,099
Total reference shareholders’ equity (Tier I + Tier II)	55,549,625	56,151,419	53,901,870	53,828,788	47,790,865	47,567,835
Deduction of instruments for funding - Bacen Resolution 3,444/07	(85,904)	(223,821)	(62,097)	(328,694)	(53,792)	(304,779)
Reference shareholders’ equity (a)	55,463,721	55,927,598	53,839,773	53,500,094	47,737,073	47,263,056
Capital allocation (by risk)
- Credit risk	32,911,105	33,046,469	31,483,525	31,633,767	29,960,389	30,358,384
- Market risk	329,750	329,750	423,470	428,460	777,137	1,675,869
- Operational risk	1,132,832	1,132,832	1,132,832	1,132,832	283,377	283,377
Required reference shareholders’ equity (b)	34,373,687	34,509,051	33,039,827	33,195,059	31,020,903	32,317,630
Margin (a – b)	21,090,034	21,418,547	20,799,946	20,305,035	16,716,170	14,945,426
Risk-weighted assets (2) (c)	312,488,064	313,718,649	300,362,064	301,773,265	282,008,207	293,796,635
Capital adequacy ratio (a/c)	17.75%	17.83%	17.92%	17.73%	16.93%	16.09%

(1) Article 4 of Bacen Circular Letter 3,389/08 gives the option to exclude position sold in foreign currency for purposes of ascertaining the Capital Adequacy Ratio, also computing tax effects, carried out with the purpose of hedging investments abroad. Bradesco opted to do this on September 29, 2008;
(2) As of July 1, 2008, with the New Basel Capital Accord (Basel II), risk-weighted assets are determined based on 11%, required reference shareholders’ equity which is the minimum capital required by Bacen; and
(3) The Capital Adequacy Ratio will have the following impacts, which were already identified for 2010 (simulations on December 31, 2009): a) as from January 1, the determination of capital allocation portion of the Financial Conglomerate’s Operating Risk will be calculated using the multiplier (“Z” factor) equivalent to1.0, pursuant to Bacen Circular Letter 3,383, and, in this scenario, the Capital Adequacy Ratio would be 17.47% for the Financial Conglomerate, and 17.55% for the Economic -Financial Conglomerate; b) CMN Resolution 3,825/09 revokes, as from April 1, CMN Resolution 3,674 which allows the full addition of the additional provision for loan losses at the calculation of the Reference Shareholders’ Equity, and, in this scenario, the Capital Adequacy Ratio would be 16.53% for the Financial Conglomerate, and 16.61% for the Economic -Financial Conglomerate ; and c) as from 2H10 the non-financial Operating Risk will be considered for capital allocation, and, in this scenario, the Capital Adequacy Ratio would be 16.17% for the Financial Conglomerate, and 16.25% for the Economic -Financial Conglomerate.

Pursuant to the New Basel Capital Accord, the Bacen published CMN Resolutions 3,380/06, 3,464/07 and 3,721/09, concerning the structures for managing operating, market and credit risks. It also published Circular Letters 3,360/07, 3,361/07 to 3,366/07, 3,368/07, 3,383/08, 3,388/08 and 3,389/08, which define the methodologies for the portions of capital necessary for credit, market and operating risks, as well as CMN Resolutions 3,444/07 and 3,490/07, amending rules for the determination of reference shareholders’ equity and setting the bases for the calculation of required reference shareholders’ equity. Therefore, as of July 2008, the National Financial System started operating according to the rules of the New Basel Capital Accord, standardized approach.

b) Market value

The book value, net of provisions for losses of the main financial instruments is as follows:

Portfolios	R$ thousand

	Unrealized gain (loss) without tax effects

	Book value	Market value	In the result			In shareholders’ equity

	2009		2009		2008	2009		2008

	December 31		December 31	September 30	December 31	December 31	September 30	December 31

Securities and derivative financial instruments (Notes 3e, 3f and 8)	146,618,735	149,701,515	3,674,991	3,948,429	463,931	3,082,780	3,604,723	1,550,399
- Adjustment of available-for-sale securities (Note 8 c II)			592,211	343,706	(1,086,468)	-	-	-
- Adjustment of held-to-maturity securities (Note 8d item 7)			3,082,780	3,604,723	1,550,399	3,082,780	3,604,723	1,550,399
Loan and leasing operations (1) (Notes 3g and 10)	190,989,122	191,490,094	500,972	302,263	46,865	500,972	302,263	46,865
Investments (Notes 3j and 13) (2)	1,548,817	8,178,180	6,629,363	6,592,407	110,161	6,629,363	6,592,407	110,161
Treasury shares (Note 23d)	188,874	216,428	-	-		- 27,554	3,978	(1,502)
Time deposits (Notes 3n and 16a)	90,495,976	90,384,711	111,265	94,408	289,337	111,265	94,408	289,337
Funds from issuance of securities (Note 16c)	7,482,584	7,475,507	7,077	2,524	1,474	7,077	2,524	1,474
Borrowing and onlending (Notes 17a and 17b)	27,327,736	27,272,768	54,968	76,886	33,265	54,968	76,886	33,265
Subordinated debts (Note 19)	23,103,977	23,959,878	(855,901)	(855,083)	(340,469)	(855,901)	(855,083)	(340,469)
Unrealized gains without tax effects			10,122,735	10,161,834	604,564	9,558,078	9,822,106	1,689,530

(1) Includes advances on foreign exchange contracts, leasing operations and other receivables with credit features; and
(2) Basically includes the surplus of interest in Cielo (former Visanet), Odontoprev, BM&FBovesp and Cetip.

Determination of market value of financial instruments:

• Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price on the balance sheet date. Should there be no available market price quotations, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics;

• Fixed rate loan operations were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced in the market on the balance sheet date; and

• Time deposits, funds from issuance of securities and borrowing and onlending were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

33) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a supplementary private pension plan for employees and directors, in the PGBL modality, which is a private pension plan of the variable contribution type that allows the accumulation of financial resources by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in Exclusive investment Fund (FIE).

PGBL is managed by Bradesco Vida e Previdência S.A. and Bradesco Asset Management (BRAM). The Securities Dealer company (DTVM) is responsible for the financial management of FIE funds.

Contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to 4% of the salary, except for participants who, in 2001, opted to migrate to the PGBL plan from the defined benefit plan, whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial liabilities of the variable contribution plan (PGBL) are fully covered by the net assets of the corresponding FIE.

In addition to the aforementioned variable contribution plan (PGBL), former participants of the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in this plan. For participants of the defined benefit plan, transferred or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by plan assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A.) maintains supplementary retirement plans of variable contribution and defined benefit, through Fundação Baneb de Seguridade Social - Bases (related to former employees of Baneb). The actuarial liabilities of the variable contribution and defined benefit plans are fully covered by assets of the plans.

Banco Bradesco BBI S.A. (current name of Banco BEM S.A.) sponsors supplementary retirement plans of both defined benefit and variable contribution types, through the Assistance and Retirement Pension Fund for the Employees of the Bank of the State of Maranhão (Capof).

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan by means of the Private Pension Plan Fund of the Bank of the State of Ceará (Cabec).

Based on the independent actuarial report, the present value of actuarial liabilities of the established benefit plan and its assets to cover such obligations taken by Banco Alvorada, Banco Bradesco BBI and Alvorada CCFI, were represented as follows:

	On December 31 - R$ thousand

	2009	2008

Net assets of the plan	901,695	798,467
Actuarial liabilities	796,549	689,525
Excess	105,146	108,942

Main assumptions used in the actuarial assessment of Banco Alvorada, Banco BBI and Alvorada CCFI plans:

Risk factors	On December 31 - R$ thousand

	2009	2008

Nominal discount rate	11.30% p.a.	11.90% p.a.
Nominal minimum return rate expected from assets	11.30% p.a.	11.90% p.a.
Nominal rate of future salary increase	7.63% p.a.	7.12% p.a.
Nominal rate of increase in social security and plans benefits	4.50% p.a.	4.00% p.a.
Inflation rate	4.50% p.a.	4.00% p.a.
Biometric overall mortality table	AT83	AT83
Biometric disablement table	Mercer table	Mercer table
Expected turnover rate	0.30/(time of service + 1)	0.30/( time of service + 1)
Probability of retirement entrance	100% in the 1st eligibility to a plan benefit	100% in the 1st eligibility to a plan benefit

The assets of the private pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

Bradesco’s facilities abroad provide their employees and directors with a private pension plan with variable contribution, which accumulate funds during the participant’s professional career, by means of contributions paid by himself/herself and in equal proportion by Bradesco. The contributions of employees, directors and of Bradesco in its facilities abroad are jointly equivalent to at most 5% of the annual salary of the benefit.

Expenses with contributions made in the period amounted to R$266,519 thousand (December 31, 2008 – R$269,476 thousand) 4Q09 – R$55,106 thousand, (3Q09 – R$116,252 thousand).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and directors several other benefits including: health insurance, dental care, life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, amounted to R$1,656,549 thousand in the year (December 31, 2008 – R$1,536,210 thousand) 4Q09 – R$423,809 thousand, (3Q09 – R$470,312 thousand).

34) INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges

	R$ thousand

	2009			2008

	4th quarter	3rd quarter	December 31 YTD	December 31 YTD

Income before income tax and social contribution	2,758,802	2,887,498	12,119,299	8,172,810
Total income tax and social contribution at rates of 25% and 15%, respectively (1)	(1,103,521)	(1,154,999)	(4,847,720)	(3,095,078)
Effect of additions and exclusions on the tax calculation:
Equity in the earnings of unconsolidated companies	56,804	15,614	80,040	52,211
Exchange loss/(gain)	(71,752)	(354,752)	(1,006,971)	1,242,977
Non-deductible expenses, net of non-taxable income (2)	105,732	(36,031)	20,360	(17,256)
Interest on shareholders’ equity (paid and payable)	210,218	221,375	853,308	754,648
Effect of the difference of the social contribution rate (3)	175,204	133,722	567,640	405,278
Other amounts	58,292	104,223	251,034	138,469
Income tax and social contribution for the period	(569,023)	(1,070,848)	(4,082,309)	(518,751)

(1) As of May 1, 2008, the social contribution rate for companies of the financial and insurance sectors was increased to 15%, according to Provisional Measure 413/08 (converted into Law 11,727/08), remaining at 9% for other companies (Note 3h);
(2) Comprises the tax effect from the adhesion to the tax amnesty program of debits managed by RFB and PGFN, established by Law 11, 941/09; and
(3) Refers to the adjustment of the effective rate of social contribution in relation to the rate (40%) shown.

b) Breakdown of income tax and social contribution in the result

	R$ thousand

	2009			2008

	4th quarter	3rd quarter	December 31 YTD	December 31 YTD

Current taxes:
Income tax and social contribution payable	367,863	(2,519,880)	(6,338,823)	(5,059,375)
Deferred taxes:
Amount recorded/realized for the period on temporary additions	(625,602)	1,454,248	2,515,975	4,181,566
Use of opening balances of:
Negative basis of social contribution	(26,825)	(4,893)	(165,420)	(63,261)
Tax loss	82,178	(111,594)	(338,686)	(192,861)
Recording/utilization in the period on:
Negative basis of social contribution	(2,420)	14,572	36,242	200,037
Tax loss	(364,217)	96,699	208,403	415,143
Total deferred taxes	(936,886)	1,449,032	2,256,514	4,540,624
Income tax and social contribution for the period	(569,023)	(1,070,848)	(4,082,309)	(518,751)

c) Origin of tax credits of deferred income tax and social contribution

	R$ thousand

	Balance on 12.31.2008	Acquired balances	Amount recorded (2)	Amount realized	Balance on 12.31.2009	Balance on 9.30.2009

Allowance for loan losses	5,912,533	108,801	4,847,472	3,144,742	7,724,064	7,623,238
Provision for civil contingencies	566,103	19,458	474,236	232,244	827,553	821,771
Provision for tax contingencies	1,682,533	74,373	628,314	414,853	1,970,367	2,169,732
Labor provisions	566,410	3,199	172,198	163,184	578,623	589,283
Provision for devaluation of securities and investments	164,280	232	17,565	61,067	121,010	109,303
Provision for devaluation of foreclosed assets	85,364	-	35,638	16,502	104,500	106,654
Adjustment to market value of trading securities	6,743	581	11,471	5,478	13,317	15,603
Amortized goodwill	1,152,368	17,200	89,499	227,960	1,031,107	1,067,306
Provision for interest on shareholders’ equity (1)	-	-	-	-	-	387,869
Law 11,638/07 adjustments	81,149	-	12,797	281	93,665	90,466
Other	1,268,597	25,351	668,974	175,878	1,787,044	1,646,432
Total tax credits over temporary differences	11,486,080	249,195	6,958,164	4,442,189	14,251,250	14,627,657
Tax losses and negative basis of social contribution in Brazil and abroad	1,368,580	10,162	244,645	504,106	1,119,281	1,420,403
Subtotal	12,854,660	259,357	7,202,809	4,946,295	15,370,531	16,048,060
Adjustment to market value of available-for-sale securities	434,395	-	121,690	504,697	51,388	170,485
Social contribution – Provisional Measure 2,158- 35 of August 24, 2001	414,238	-	-	144,115	270,123	329,164
Total tax credits (Note 11b)	13,703,293	259,357	7,324,499	5,595,107	15,692,042	16,547,709
Deferred tax liabilities (Note 34f)	2,467,850	-	2,170,014	652,397	3,985,467	4,327,943
Tax credits net of deferred tax liabilities	11,235,443	259,357	5,154,485	4,942,710	11,706,575	12,219,766
- Percentage of net tax credits over reference shareholders’ equity (Note 32a)	23.8%				20.9%	22.8%
- Percentage of net tax credits over total assets	2.5%				2.3%	2.5%

(1) The tax credit relative to interest on shareholders’ equity is recorded up to the limit allowed by the tax law; and
(2) Includes tax credit related to the increase in the social contribution rate for companies in the financial and insurance sectors, established by Provisional Measure 413/08 (converted into Law 11,727/08), equivalent to R$191,333 thousand (Note 3h).

d) Expected realization of tax credits over temporary differences, tax loss and negative basis of social contribution and social contribution tax credit – Provisional Measure 2,158-35

	R$ thousand

	Temporary differences		Tax loss and negative basis

	Income tax	Social contribution	Income tax	Social contribution	Total

2010	2,075,913	1,008,124	337,989	104,990	3,527,016
2011	2,062,950	1,002,943	172,226	66,880	3,304,999
2012	2,215,006	1,070,003	150,998	61,793	3,497,800
2013	1,426,823	694,785	95,732	22,481	2,239,821
2014	1,814,668	880,035	80,309	25,883	2,800,895
Total	9,595,360	4,655,890	837,254	282,027	15,370,531

	R$ thousand

	Social contribution tax credit - Provisional Measure 2,158–35

	2010	2011	2012	2013	2014	Total

Total	54,069	27,786	76,467	81,727	30,074	270,123

The projected realization of tax credits is an estimate and it is not directly related to the expected accounting income.

The present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$14,026,544 thousand (September 30, 2009 – R$14,914,422 thousand and December 31, 2008 – R$11,879,228 thousand), of which R$12,755,568 thousand (September 30, 2009 – R$13,285,399 thousand and December 31, 2008 – R$10,269,897 thousand) is relative to temporary differences, R$1,031,153 thousand (September 30, 2009 – R$1,344,404 thousand and December 31, 2008 – R$1,256,550 thousand) to tax losses and negative basis of social contribution and R$239,823 thousand (September 30, 2009 – R$284,619 thousand and December 31, 2008 – R$352,781 thousand) comprises tax credit over social contribution – Provisional Measure 2,158-35.

e) Unrecorded tax credits

Tax credits of R$274,222 thousand (September 30, 2009 – R$71,690 thousand and December 31, 2008 – R$70,155 thousand) have not been recorded in the financial statements, and will be recorded when prospects of realization are probable according to studies and analyses prepared by the Management and in accordance with Bacen rules.

Due to the Ação Direta de Inconstitucionalidade (lawsuit filed at the Supreme Court claiming the unconstitutionality of a law approved by congress) filed by the National Confederation of the Financial System (CONSIF) against Provisional Measure 413/08 (converted into Law 11,727/08, Articles 17 and 41), tax credits from previous periods arising from the Social Contribution rate increase from 9% to 15% were recorded up to the limit of the corresponding consolidated tax liabilities. The unrecognized tax credit balance related to the Social Contribution rate increase not recorded amounts to R$812,788 thousand (note 3h).

f) Deferred tax liabilities

	R$ thousand

	2009		2008

	December 31	September 30	December 31

Mark-to-market adjustment of derivative financial instruments	469,141	617,637	485,716
Difference in depreciation	2,996,545	2,962,159	1,324,688
Operations in the market for future settlement	1,454	64,186	1,807
Others	518,327	683,961	655,639
Total	3,985,467	4,327,943	2,467,850

The deferred tax liabilities of financial and insurance sectors companies were established considering the increase of the social contribution rate, determined by Provisional Measure 413/08 (converted into Law 11,727/08) (Note 3h).

35) OTHER INFORMATION

a) The Bradesco Organization manages investment funds and portfolios with net assets on December 31, 2009 of R$247,700,191 thousand (September 30, 2009 - R$236,911,941 thousand and December 31, 2008 – R$187,150,053 thousand).

b) On January 21, 2010, Bradesco entered into a Memorandum of Understanding with the controlling shareholders of Ibi Services S. de R. L. México (Ibi México) and RFS Human Management S. de R.L., to acquire 100% of their capital stock. Ibi México has a loan portfolio of 1.3 billion Mexican Pesos, equivalent to R$180 million, shareholders’ equity of 566 million Mexican Pesos, or nearly R$79 million, and over 1 million credit cards. The business foresees a 20-year Partnership Agreement with C&A México S. de R.L. (C&A México), for the exclusive joint sale of financial products and services through the C&A México retail chain. This transaction is subject to the compliance of usual condition precedent to this type of operation, especially procedures, the signature of definitive contracts and the approval of competent Mexican and Brazilian authorities. The parties expect to conclude the legal procedures and enter into all the agreements by March 30, 2010.

Management Bodies

Cidade de Deus, Osasco, SP, January 27, 2010.

Board of Directors

Chairman	Department Directors	Compensation Committee
Lázaro de Mello Brandão	Adineu Santesso	Lázaro de Mello Brandão - Coordinator
	Airton Celso Exel Andreolli	Antônio Bornia
Vice-Chairman	Alexandre da Silva Glüher	Mário da Silveira Teixeira Júnior
Antônio Bornia	Alfredo Antônio Lima de Menezes	Márcio Artur Laurelli Cypriano
	Altair Antônio de Souza	Luiz Carlos Trabuco Cappi
Members	*Amilton Nieto
Mário da Silveira Teixeira Júnior	*André Bernardino da Cruz Filho	Audit Committee
Márcio Artur Laurelli Cypriano	André Rodrigues Cano	Hélio Machado dos Reis - Coordinator
João Aguiar Alvarez	*André Marcelo da Silva Prado	José Lucas Ferreira de Melo
Denise Aguiar Alvarez	Antônio Carlos Del Cielo	Romulo Nagib Lasmar
Luiz Carlos Trabuco Cappi	Antonio de Jesus Mendes
Carlos Alberto Rodrigues Guilherme	Antonio José da Barbara	Compliance and Internal Controls Committee
Ricardo Espírito Santo Silva Salgado	*Arnaldo Nissental	Mário da Silveira Teixeira Júnior – Coordinator
	Cassiano Ricardo Scarpelli	Carlos Alberto Rodrigues Guilherme
Board of Executive Officers	Clayton Camacho	Domingos Figueiredo de Abreu
	Denise Pauli Pavarina de Moura	*Milton Matsumoto
Executive Officers	Douglas Tevis Francisco	*Marco Antonio Rossi
	Fernando Barbaresco	*Antônio Carlos Del Cielo
Chief Executive Officer	Fernando Roncolato Pinho	Clayton Camacho
Luiz Carlos Trabuco Cappi	Jair Delgado Scalco	Roberto Sobral Hollander
Jean Philippe Leroy
Executive Vice-Presidents	*João Albino Winkelmann	Executive Disclosure Committee (Non-Statutory)
Laércio Albino Cezar	José Luiz Rodrigues Bueno	Domingos Figueiredo de Abreu - Coordinator
Arnaldo Alves Vieira	José Maria Soares Nunes	Julio de Siqueira Carvalho de Araujo
Sérgio Socha	Josué Augusto Pancini	José Luiz Acar Pedro
Julio de Siqueira Carvalho de Araujo	Julio Alves Marques	Milton Matsumoto
José Luiz Acar Pedro	Laércio Carlos de Araújo Filho	Marco Antonio Rossi
Norberto Pinto Barbedo	Luiz Alves dos Santos	Samuel Monteiro dos Santos Júnior
Domingos Figueiredo de Abreu	Luiz Carlos Angelotti	Antonio José da Barbara
	Luiz Carlos Brandão Cavalcanti Júnior	José Maria Soares Nunes
Managing Directors	Luiz Fernando Peres	Luiz Carlos Angelotti
José Alcides Munhoz	Marcelo de Araújo Noronha	Moacir Nachbar Junior
José Guilherme Lembi de Faria	Marcos Bader	Paulo Faustino da Costa
Milton Matsumoto	Marcos Daré
Odair Afonso Rebelato	Marcos Villanova	Ethical Conduct Committee
Aurélio Conrado Boni	Mario Helio de Souza Ramos	Milton Matsumoto - Coordinator
Ademir Cossiello	Marlene Moran Millan	Carlos Alberto Rodrigues Guilherme
Sérgio Alexandre Figueiredo Clemente	Moacir Nachbar Junior	Arnaldo Alves Vieira
Candido Leonelli	Nilton Pelegrino Nogueira	José Luiz Acar Pedro
Maurício Machado de Minas	Nobuo Yamazaki	Domingos Figueiredo de Abreu
	Octavio Manoel Rodrigues de Barros	*Odair Afonso Rebelato
	Paulo Aparecido dos Santos	*Marco Antonio Rossi
	* Paulo Faustino da Costa	Antônio Carlos Del Cielo
	Roberto Sobral Hollander	Clayton Camacho
	Walkiria Schirrmeister Marquetti	José Luiz Rodrigues Bueno
Julio Alves Marques
	Directors	Roberto Sobral Hollander
	* Antonio Chinellato Neto	*Glaucimar Peticov
Aurélio Guido Pagani
	Cláudio Fernando Manzato	Integrated Risk Management and Capital Allocation Committee
	* José Ramos Rocha Neto	Luiz Carlos Trabuco Cappi - Coordinator
	* Lúcio Rideki Takahama	Laércio Albino Cezar
	Octávio de Lazari Júnior	Arnaldo Alves Vieira
	Osmar Roncolato Pinho	Sérgio Socha
Julio de Siqueira Carvalho de Araujo
	* Regional Officers	José Luiz Acar Pedro
	Alex Silva Braga	Norberto Pinto Barbedo
	Almir Rocha	Domingos Figueiredo de Abreu
	Antonio Gualberto Diniz	*Milton Matsumoto
	Antonio Piovesan	*Marco Antonio Rossi
	Delvair Fidencio de Lima	Roberto Sobral Hollander
Diaulas Morize Vieira Marcondes Junior
	Francisco Aquilino Pontes Gadelha	Fiscal Council
	Francisco Assis da Silveira Junior	Members
	Geraldo Dias Pacheco	Domingos Aparecido Maia - Coordinator
	João Alexandre Silva	Nelson Lopes de Oliveira
	João Carlos Gomes da Silva	Ricardo Abecassis Espírito Santo Silva
José Sergio Bordin
	Mauricio Gomes Maciel	Substitute Members
	Volnei Wulff	João Batistela Biazon
	Wilson Reginaldo Martins	Jorge Tadeu Pinto de Figueiredo
Renaud Roberto Teixeira

Ombudsman Department
Julio Alves Marques – Ombudsman

* Pending approval by the Brazilian Central Bank

General Accounting Committee
Luiz Carlos Angelotti
Accountant-CRC 1SP203959/O-0

Independent Auditor’s Report Summary

Independent Auditors’ Report on Limited Review

(A free translation of the original in Portuguese)

To the Board of Directors
Banco Bradesco S.A.

1. We have audited the financial statements of Banco Bradesco S.A. and its subsidiaries, comprising the consolidated balance sheets as of December 31, 2009 and 2008 and the related consolidated statements of income, of changes in stockholders' equity, of cash flows and of value added for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements.

2. We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Bank and its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting practices used and significant estimates made by the Bank’s management, as well as evaluating the overall financial statement presentation.

3. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Bradesco S.A. and its subsidiaries at December 31, 2009 and 2008 and the results of their operations, the changes in stockholders' equity, their cash flows and value added for the years then ended, in accordance with accounting practices adopted in Brazil.

4. In connection with our limited reviews of the Quarterly Information of Banco Bradesco S.A. and its subsidiaries as of December 31 and September 30, 2009, on which we issued review reports, without exceptions, dated January 27, 2010 and October 30, 2009, respectively, we carried out a review of the balance sheet of Banco Bradesco S.A. and its subsidiaries as of September 30, 2009 and of the consolidated statements of income, of cash flows and of value added, for the quarters ended December 31 and September 30, 2009 and of the statement of changes in stockholders’ equity of Banco Bradesco S.A. for the second half of 2009 which are presented by management to provide additional information on Banco Bradesco S.A. and its subsidiaries. This additional information is not an integral part of the statutory financial statements, since its presentation is not required in accordance with accounting practices adopted in Brazil.

São Paulo, January 27, 2010

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador
CRC 1SP172940/O-6

Summary of the Audit Committee

Corporate Governance and Related Responsibilities

Bradesco’s Board of Directors opted for a single Audit Committee for all the companies comprising the Financial Conglomerate, including Grupo Bradesco de Seguros e Previdência (Insurance Group).

The Management is in charge of defining and implementing managerial information systems to prepare the financial statements of the companies comprising Bradesco Organization, pursuant to the Brazilian Corporation Law, the accounting principles adopted in Brazil, to rules of the National Monetary Council, the Brazilian Central Bank, the Securities and Exchange Commission of Brazil (CVM), National Private Insurance Board (CNSP), the Insurance Superintendence (Susep) and the National Agency for Supplementary Healthcare (ANS).

The Management is also responsible for processes, policies and internal control procedures that ensure the protection of assets, the appropriate recognition of liabilities and the elimination or reduction at acceptable levels of Bradesco Organization’s risk factors.

The Independent Audit is in charge of examining the financial statements and issuing an opinion about their compliance with the accounting principles. Additionally, as a result of its works for the purpose of issuing the aforementioned opinion, it also advises on accounting procedures and internal controls, without prejudice to other reports to be prepared, such as quarterly limited reviews.

It is incumbent upon the Internal Audit (General Inspectorate Department) to check the quality of Bradesco Organization’s control systems and the regularity of policies and procedures established by the Management, including those adopted in the preparation of financial reports.

It is incumbent upon the Audit Committee to assess the quality and the effectiveness of the Internal and Independent Audits, the effectiveness and the sufficiency of Bradesco Organization’s control systems and to analyze the financial statements, providing the relevant recommendations, when applicable.

Among the Audit Committee’s duties, are also included those required by the U.S. Sarbanes-Oxley Act related to companies listed on U.S. Securities and Exchange Commission and shares quoted on the New York Stock Exchange.

The Audit Committee’s charter is available on the website www.bradesco.com.br, Corporate Governance website.

Activities performed in 2009

The Audit Committee attended 153 meetings with business, control and risk management areas, and with internal and independent auditors, checking the information on the matters considered relevant or critical by means of different sources.

The Audit Committee’s work schedule for 2009 is focused on the main processes and products referring to Bradesco Organization’s activities. Among the most relevant aspects, we point out the assessment of:

• the market, credit and operating risks management and control systems, preparation for the use of internal models in line with the conditions set forth by the New Basel Capital Accord (Basel II) and Brazilian Central Bank’s rules about the issue;

• the structure and operation of the areas responsible for monitoring the compliance with laws, regulation and Bradesco Organization’s internal rules related to consumer defense; and

• the improvement in the internal controls systems deriving from projects in the IT and Risk Management areas.

Internal Controls Systems

Based on the work program and agenda established for 2009, the Audit Committee informed on the main processes within the Organization, evaluating their managers’ quality and commitment to their continuous improvement.

As a result of meetings with Bradesco Organization’s areas, the Audit Committee had the opportunity to suggest the Board of Directors as to improve processes, as well as to monitor the corrections of gaps identified in the audit process.

Based on the information and remarks collected, the Audit Committee deems that the internal control system of Bradesco Organization is suitable to the size and complexity of its businesses and was structured so as to ensure the efficiency of its operations, the financial report- generating systems, as well as the compliance with the internal and external rules, to which the transactions are subject.

Independent Audit

The planning of the independent audit works for 2009 was discussed with PricewaterhouseCoopers Auditores Independentes and, throughout the year, the audit teams responsible for the services presented the results and main conclusions to the Audit Committee.

The material issues pointed out in the report about the study and the evaluation of accounting and internal controls systems, prepared in connection with the examination of the financial statements and respective recommendations for the improvement of these systems, were discussed with the Committee which requested the monitoring of the implementations and improvements in the areas in charge.

Based on the planning submitted by auditors and on the subsequent discussions about the results, the Committee considered that the works developed by the teams were adequate to the Organization’s businesses.

Internal Audit

The Committee requested the Internal Audit to consider in its planning for 2009, several works in line with issues covered by the Committee’s agenda.

Throughout 2009, the teams in charge of executing planned works reported and discussed with the Audit Committee the main conclusions on process and inherent risks.

Based on the discussions on the planning of Internal Audit works focused on risks, processes and presentation of results, the Audit Committee believes that the Internal Audit has adequately met its demands so that the Committee Members can give their opinion on the topics discussed.

Consolidated Financial Statements

In 2009, the Committee held meetings with the General Accounting, Planning, Budget, Control and Internal Audit departments to monitor the preparation of the monthly, quarterly, half-yearly and annual financial statements. These meetings analyzed and assessed the aspects of preparing individual and consolidated trial balances and balance sheets, notes to the financial statements and financial reports published jointly with consolidated financial statements.

Bradesco’s accounting policies were also considered in the preparation of financial statements, as well as the compliance to the accounting principles adopted in Brazil, as well as with the applicable laws.

Prior to the disclosures of the Quarterly Financial Information (IFTs) and the half-yearly balance sheet, the Committee held private meetings with PricewaterhouseCoopers to assess the aspects of independence and control environment when producing the figures to be disclosed.

Based on aforementioned reviews and discussions, the Audit Committee recommends the Board of Directors the approval of the audited financial statements related to the year ended on December 31, 2009.

Cidade de Deus, Osasco, SP, January 27, 2010

HÉLIO MACHADO DOS REIS

JOSÉ LUCAS FERREIRA DE MELO

ROMULO NAGIB LASMAR

Summary of the Audit Committee

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory attributions, having examined the Management Report and the Financial Statements related to the fiscal year ended December 31, 2009, and the technical feasibility study of taxable income generation, brought at present value, which has the purpose of recording the Deferred Tax Assets pursuant to the CVM Rule 371 as of June 27, 2002, CMN Resolution 3,059 as of December 20, 2002, and Bacen Circular Letter 3,171 as of December 30, 2002, and in view of the unqualified report prepared by PricewaterhouseCoopers Auditores Independentes, have the opinion that the aforementioned documents, based on the current corporate law, fairly reflect the Company’s equity and financial position.

Cidade de Deus, Osasco, São Paulo, January 27, 2010

Domingos Aparecido Maia

Nelson Lopes de Oliveira

Ricardo Abecassis E. Santo Silva

For further information:

Board of Executive Officers

     Domingos Figueiredo de Abreu
Executive Vice-President and Executive IRO
Phone: (#55 11) 3681-4011
4000.abreu@bradesco.com.br

Market Relations Department
Phone: (#55 11) 2178-6201
Fax: (#55 11) 2178-6215

Avenida Paulista, 1.450 – 1º andar
CEP 01310-917 – São Paulo-SP
Brazil
www.bradesco.com.br/ri

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.